IFRS Annual Report 2025 QIAGEN N.V. Exhibit 99.7 Table of Contents 3 Management Report 4 Business and Operating Environment 4 Strategy, Business Model and Value Chain 10 Operating Environment 23 Risks and Risk Management 42 Financial and Share Performance 42 Operating and Financial Review 51 QIAGEN Shares 55 Corporate Governance 56 Message from the Chair 59 Governance Structure 61 Managing Board 63 Supervisory Board 70 Supervisory Board Report 81 Board-Related Matters 83 Shareholder Meetings and Share Capital 89 Additional Information 94 Corporate Governance Statement 95 Remuneration Report 120 Responsibility Statement of the Managing Board 121 Consolidated Financial Statements QIAGEN N.V. and Subsidiaries 122 Consolidated Balance Sheets 124 Consolidated Income Statements 125 Consolidated Statements of Comprehensive Income 126 Consolidated Statements of Cash Flows 128 Consolidated Statements of Changes in Equity 129 Notes to the Consolidated Financial Statements 239 Company Financial Statements of QIAGEN N.V. 240 Company Balance Sheets 242 Company Income Statements 243 Company Statements of Changes in Equity 245 Notes to the Company Financial Statements 263 Sustainability Statement 264 General Information 280 Environment 308 Social 341 Governance 350 Sustainability Statement - Annex 359 Other Information 360 Independent Auditor's Report 372 Limited Assurance Report of the Independent Auditor 376 Appropriation of Net Income 377 Appendices 378 Memorandum and Articles of Association 390 Taxation 396 Government Regulations 409 Exchange Controls 410 Documents on Display 411 Controls and Procedures 412 EU Taxonomy 419 Signatures The sections Business and Operating Environment, Financial and Share performance, Corporate Governance, Responsibility Statement of the Managing Board, and Sustainability Statement, together form the Management Report within the meaning of article 2:391 of the Dutch Civil Code. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 2

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 3 Management Report 4 Business and Operating Environment 4 Strategy, Business Model and Value Chain 10 Operating Environment 23 Risks and Risk Management 42 Financial and Share Performance 42 Operating and Financial Review 51 QIAGEN Shares 55 Corporate Governance 56 Message from the Chair 59 Governance Structure 61 Managing Board 63 Supervisory Board 81 Board-Related Matters 83 Shareholder Meetings and Share Capital 89 Additional Information 94 Corporate Governance Statement 70 Supervisory Board Report 95 Remuneration Report 120 Responsibility Statement of the Managing Board Company overview QIAGEN is a leading global provider of Sample to Insight solutions, enabling customers to extract and gain valuable molecular insights from samples containing the building blocks of life. Our Sample technologies isolate and process DNA (deoxyribonucleic acid), RNA (ribonucleic acid) and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis while bioinformatics software and knowledge bases can be used to interpret data to find actionable insights. Automation solutions bring these processes together into seamless and cost-effective workflows. We serve over 500,000 customers globally in Life Sciences (academia, pharma research and development, industrial applications, primarily forensics) and molecular diagnostics for clinical healthcare. As of December 31, 2025, we employed approximately 5,700 people in over 35 locations worldwide. QIAGEN was founded in 1984 and began operations in 1986 as a pioneer in the emerging biotechnology sector with a revolutionary method that standardized and accelerated the extraction and purification of nucleic acids from biological samples, which means any material containing DNA, RNA or proteins. As molecular biology and genomic knowledge has grown to influence many areas of daily life, we have expanded to serve the full spectrum of market needs while developing new instruments, consumables and digital solutions, partnering with researchers and pharmaceutical companies, and acquiring companies and technologies that best complement our portfolio. We continue to accelerate our portfolio growth and increase our efficiency and effectiveness while also enhancing our customer experience, our corporate citizenship and our position as an employer of choice. Our growth has been funded through internally generated funds as well as through debt offerings in recent years. Our Global Shares are listed on the New York Stock Exchange under the ticker symbol QGEN and on the Frankfurt Stock Exchange as QIA. QIAGEN N.V. is the holding company for more than 60 consolidated subsidiaries, many of which have the primary function of distributing our products and services on a regional basis. Certain subsidiaries also have research and development or production activities. The Company is registered under its commercial and legal name QIAGEN N.V. with the trade register (kamer van koophandel) of the Dutch region Limburg Noord under file number 12036979. QIAGEN N.V. is incorporated under Dutch law as a public limited liability company (naamloze vennootschap) and is organized as a holding company. Our principal executive office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands, and our telephone number is +31-77-355-6600. Further information on QIAGEN can be found at www.qiagen.com. The U.S. Securities and Exchange Commission (SEC) website at www.sec.gov contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report. We have included our website address in this document solely as an inactive textual reference. We file our IFRS annual report (in accordance with EU-IFRS and Dutch law) with the AFM, including the register that the AFM maintains. Our business QIAGEN provides sample and assay technologies that enable customers to extract, detect and interpret molecular information from biological samples. From decoding DNA to accelerating life-saving breakthroughs, our vision is simple: to make improvements in life possible. We create value by offering integrated workflows that combine consumables with instruments, automation and bioinformatics. This approach allows customers to standardize research and molecular testing and generate actionable insights across applications faster, better and more efficiently. Our strategy is anchored by a commitment to deliver solid profitable growth by focusing our resources on a group of pillars that represented $1.5 billion in sales, approximately 72% of sales, in 2025 and that are expected to reach combined annual sales of approximately $2 billion by 2028. We are aligning our investments within these pillars to maximize sales in proven high-growth markets. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 4 Business and Operating Environment

The pillars involve three product groups where QIAGEN is developing leadership positions: the digital PCR (Polymerase Chain Reaction) platform QIAcuity, the clinical PCR syndromic testing solution QIAstat-Dx and the QIAGEN Digital Insights portfolio of bioinformatics solutions for improved analysis and interpretation of complex genomic data. Additionally, two pillars involve product groups where QIAGEN has strong top positions and where we want to consolidate our leadership: Sample technologies that are used to gain access to DNA and RNA from a biological sample and the QuantiFERON technology platform for latent disease detection, best known for its use in detecting latent tuberculosis (TB). We classify our products into two main categories: consumables and related revenues; and instruments and related services. Global Presence by Product Category and Geographic Market and QIAGEN Product Groups provide additional details We manufacture our products at facilities in the United States, Europe and China. In China, products are primarily made for the local market. For more information about our manufacturing sites, please refer to the Description of Property section. Our commercial teams are organized into specialized groups across three major regions: Americas; Europe, Middle East and Africa (EMEA); and Asia Pacific and Japan (including China). In certain markets, we also work with third- party distributors to extend our reach. For more information, please refer to the Sales and Marketing section. Details about our employees can be found in the Employees section. QIAGEN operates a centralized distribution network with regional hubs responsible for local logistics. Building a sustainable business Our products support scientific progress and healthcare by enabling molecular insights that can contribute to improved decision-making and patient outcomes worldwide. We are committed to sustainable business practices integrating stakeholder perspectives—including those of customers, employees, regulators and public authorities, suppliers and shareholders—into relevant aspects of our operations. Our sustainability policy outlines key principles and responsibilities for QIAGEN employees regarding environmental, social and governance (ESG) matters, reflecting our commitment to a more sustainable future. Oversight of sustainability is provided by the Supervisory Board, through its Nomination & Governance Committee. The Managing Board is responsible for integrating sustainability into strategy, and works with the Executive Committee on operational execution. Our targets and actions address priorities such as reducing the use of plastic and advancing environment-friendly product solutions; lowering emissions across our operations and supply chain; and working with suppliers to promote environmental and social responsibility. Through these initiatives, we aim to embed sustainability considerations across our business activities and product life cycle. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 5 Strategy, Business Model and Value Chain Value chain Value is created across QIAGEN’s value chain through innovation in sample and assay technologies, high-quality manufacturing and regulatory-compliant supply. As part of its business model, QIAGEN integrates post-market surveillance into the life-cycle management of its products. The ongoing monitoring of product performance supports the early identification of quality-related risks, underpins regulatory compliance across markets, and helps maintain trust in QIAGEN’s solutions among customers, patients and end users. These efforts are supported by commercial execution and global distribution capabilities. Our research and development are carried out within manufacturing entities and specialized R&D centers. Manufacturing sites source raw materials and semi-finished products from affiliated entities and independent third parties to support the production of QIAGEN consumables, instruments and related solutions. Sales to end customers are managed through local sales subsidiaries and, in certain markets, third-party distributors. A centralized distribution network connects manufacturing entities with local sales organizations, supported by two global distribution hubs that consolidate demand and optimize supply logistics. Our products serve more than 500,000 customers across the continuum from Life Sciences (academia, pharmaceutical R&D and applied testing) to molecular diagnostics (clinical healthcare). QIAGEN operates globally, with significant markets in the Americas, Europe, Middle East, Africa (EMEA), Asia Pacific and Japan (including China). QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 6 Strategy, Business Model and Value Chain Our key sites Venlo, Global HQ Hilden, EMEA HQ Germantown, Americas HQ Shanghai, China HQ Singapore, Asia HQ Global presence Global presence with a focus on the most attractive developed and emerging markets Delivering products to >160 countries Direct sales in >40 countries Global presence

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Upstream

Procurement

- Raw materials
- R&D services and in-licensing
- Finished goods
- Logistical and warehousing services
- Semi-finished goods
- IT and other services

Our operations

QIAGEN

~5,700 QIAGENers across all EC functions

Manufacturing in EMEA, Americas and APAC regions

Research and Development

- Consumables
- Instruments
- Bioinformatics (digital insights)

Downstream

Sales to >500,000 customers in >160 countries

Sales entities in EMEA, APAC and Americas

- Consumables
- Instrumentation services
- Instruments
- Licensing (e.g., patents)
- Bioinformatics

Material topics

Upstream:

- Climate change
- Resource use and circular economy (e.g. resource inflows)
- Business conduct
- Workers in the value chain

Our operations:

- Climate change
- Resource use and circular economy (e.g., closing the loop, waste management)
- Business conduct
- Consumers and end-users
- Own workforce
  - Working conditions
  - Diversity and inclusion
  - Occupational health and safety

Downstream:

- Climate change
- Resource use and circular economy (e.g. products, services, waste)
- Business conduct
- Workers in the value chain
- Consumers and end-users

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Strategy, Business Model and Value Chain

Interests and views of our stakeholders

Understanding and addressing the interests and expectations of our stakeholders is essential for our business strategy and long-term value creation. In 2025, we actively engaged with stakeholders through various channels, incorporating their insights into our materiality assessment, business processes and capital allocation dialogue. These engagements supported decisions on product portfolio priorities, operational improvements, transparency in external reporting and the way we communicate our approach to profitable growth, investment discipline and long-term shareholder value creation.

In particular, engagement with shareholders and the financial community provided feedback not only on sustainability performance and governance, but also on strategy execution, capital deployment priorities and the balance between investing for future growth and maintaining financial discipline. This dialogue helps us explain how we allocate resources to strategic growth pillars, innovation, operational capabilities and other value-enhancing initiatives, while maintaining a focus on returns, resilience and transparency. In accordance with the Dutch Corporate Governance Code, our Stakeholder Engagement Policy is available on our website.

Interests and views of our stakeholders

Stakeholders	How we engage	Why we engage	How we respond
Shareholders and the financial community	• Quarterly reports and earnings calls, including strategy and capital allocation updates • Annual report and annual general meeting communications, including long-term value creation priorities • Regular roadshows and investor calls on growth, portfolio priorities and returns • Investor relations website and related shareholder communications • Investor feedback	• Long-term shareholder value creation • Capital deployment to investment priorities with highest returns • Financial resilience • Understanding investor expectations toward sustainability • Business conduct: attracting responsible investors	• Clearer communication on long-term shareholder value creation • Communication and execution of capital allocation priorities, including strategic acquisitions, digital capabilities and growth pillar investments • Communication of shareholder return actions, including the annual cash dividend and synthetic share repurchase programs • Stronger linkage between strategy, resource allocation and profitable growth • Increased transparency on sustainability performance • ESG information embedded in internal and external communications • Expanded CDP environmental reporting
Employees	• Strategic meetings: annual kick-offs and quarterly feedback checks • Reviews: one-on-one sessions and 180° feedback • Engagement: surveys, pulse checks, events and webinars • Trainings: management and regulatory sessions, ESG awareness	• Foster performance culture • Ensure highest health and safety • Equal treatment and opportunities for all • Employee development, training and skills	• Annual employee survey results show QIAGEN as having a high-performance culture • Recognition of QIAGEN as top employer in several regions • Local site action plans to enhance workplace culture • Increased safety awareness • Reduction in unstaffed positions

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Strategy, Business Model and Value Chain

Stakeholders	How we engage	Why we engage	How we respond
Customers	• Surveys: customer satisfaction measurement • Digital tools: web chat and 24/7 service portal • Events: conferences, trade fairs, roadshows and infotainment shows; best practice sharing at our facilities • Engagement: bilateral meetings, production tours, training, customer audits • Sustainability: questionnaires and dedicated webpage	• Strong ongoing customer engagement and retention • Ensure timely access to products and services • Support sustainable lab practices and efficient waste management	• Incorporation of customer requirements into product and service offering • Expansion of product portfolio with increasing focus on sustainable products and plastics reduction • Service improvements, e.g., web chat functionalities and Net Promoter Score (NPS) above internal benchmarks • Lab waste treatment pilot
Suppliers	• Workshops on target costing design • Risk assessment, strategic reviews, supplier days • Best practice workshops, bilateral engagement, joint initiatives, webinars with employees	• Supply chain security and risk reduction • Business conduct: responsible sourcing standards • Sustainability commitments	• Cost stability in challenging macroeconomic environment • Mapped strategic supplier base to reduce supply risk and assess sustainability factors • Pilot projects on low-carbon solutions
General society and local communities	• Collaboration with public health laboratories, research and academic institutions around the world	• Access to products and services: enhancement of access to healthcare	• Laboratory infrastructure and capacity building to support pandemic preparedness • Response initiatives, local surveillance • Development of new tools for pathogen detection
Banks and financial institutions	• Mandatory reporting and information (e.g., annual report, non-financial reporting) • Bilateral meetings	• Efficient financing costs • Improvements in ESG ratings	• Reduced financing costs for debt offerings • Favorable ESG performance-linked loan conditions

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Operating Environment

Economic environment
In 2025, global economic growth remained moderate, with the International Monetary Fund (IMF) estimating real GDP growth of about 3%. Inflation eased in many economies, supporting the start of monetary policy easing in some markets, although underlying price pressures persisted in parts of the advanced economies. Growth remained uneven, with advanced economies expanding by around 1.5% and emerging market and developing economies growing at just above 4%.

Economic activity continued to be influenced by elevated public and private debt levels, trade policy uncertainty and geopolitical tensions, contributing to a cautious operating environment across many sectors.

Industry environment
The Life Sciences and molecular diagnostics industries showed mixed conditions in 2025. While demand growth continued in several application areas—including oncology, infectious disease testing and biopharmaceutical research—customer purchasing patterns remained uneven across regions. Companies increasingly emphasized expanding the use of installed instrument platforms and menu breadth to drive growth in clinical and research settings.

QIAGEN remained positioned to address these trends through its global footprint and commercial scale, supported by key platforms such as QIAstat-Dx, for which cumulative placements exceeded 5,200 instruments worldwide at year-end 2025.

The addressable Life Sciences and molecular diagnostics segments are estimated at about $12 billion in annual sales, with expectations for continued single-digit growth.

QIAGEN products
Our leadership in molecular research and testing solutions leverages our product portfolio across a wide range of applications. These are grouped into two main categories:

- Consumables and related revenues, which include consumables kits, bioinformatics solutions, royalties, co-development milestone payments and services (90% of total net sales in 2025)
- Instruments and related services and contracts (10% of total net sales in 2025)

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Operating Environment

QIAGEN product groups

Sample technologies

Sample technologies represent one of our pillars and include products involved in the first step of any molecular lab process.



Selected biological samples
Applications
Tissue
Cells
Blood
Serum
Plasma
Urine
Stool
Saliva
Other body fluids
Bone
Plants
Soil
Input demands
Processing
Target analytes
Low / high-volume
Low-quantity
Tubes / plates
Manual
Genomic DNA
Plasmid DNA
cfDNA
Input demands
Low-quantity
High-quantity
Tubes / plates
Automated
Low- to high-throughput systems
mRNA, rRNA
miRNA
Circulating tumor cells and proteins
Cloning
DNA amplification
Arrays
Gene editing
Epigenetics
Cellular analytics
qPCR / dPCR
Sequencing / NGS
Liquid biopsy
Microbiome
Gene silencing
Proteomics

Our broad portfolio of Sample technologies includes consumables and instruments used in sample collection, stabilization, storage, purification and quality control. Some of our consumables are designed to run on our instruments, while others are universal kits designed for use with any molecular-testing platform. These products are used in research and applied testing (forensics/human identification and food safety) in laboratories as well as clinical testing.

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Operating Environment

Sample technologies	Selected QIAGEN brands		
Primary Sample technology consumables			
• Nucleic acid stabilization and purification kits designed for primary sample materials (DNA, RNA), manual and automated processing for genotyping, gene expression, viral and bacterial analysis • Mainly based on silica membrane and magnetic bead technologies	• QIAamp • PAXgene • AllPrep	• DNeasy • QIAprep&amp	• RNeasy • MagAttract • QIAwave
Secondary Sample technology consumables			
• Kits and components for purification of nucleic acids from secondary sample materials (e.g., gel, plasmid DNA)	• QIAprep • QIAGEN Plasmid • HiSpeed	• QIAquick • QIAfilter • EndoFree	• DyeEx
Sample technology instruments			
• Instruments for nucleic acid purification, quality control and accessories	• QIAsymphony • EZ2 Connect • TissueLyser III	• QIAcube Connect • EZ2 Connect MDx	• QIAcube HT • QIAxcel Connect • QIAcube Connect MDx • QIAsprint Connect

Diagnostic solutions

Diagnostic solutions include our molecular testing platforms and consumables, covering two of our pillars with QuantiFERON and QIAstat-Dx. They also include Precision Diagnostics, which comprises companion diagnostic co-development revenues from projects with pharmaceutical companies, regulated assays and solutions for laboratory-developed tests. Additional areas include oncology and sexual and reproductive health for detection of various diseases and for other laboratory processes.

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Operating Environment

Diagnostic solutions	Selected QIAGEN brands		
Immune response consumables			
• Interferon-Gamma Release Assay (IGRA) for latent TB testing • Assays for post-transplant testing, viral load monitoring	• QuantiFERON		
Oncology and sexual and reproductive health consumables			
• Assays for analysis of genomic variants such as mutations, insertions, deletions and fusions • Assays for prenatal testing and detection of sexually transmitted diseases and HPV	• *therascreen* • AmniSure / PartoSure	• *ipsogen*	• *digene* HC2
Sample to Insight instruments and dedicated assays			
• One-step molecular analysis of hard-to-diagnose syndromes • Fully integrated PCR testing	• QIAstat-Dx • QIAstat-Dx Rise		

PCR/Nucleic acid amplification

PCR/Nucleic acid amplification involves our research and applied PCR solutions and components. The product group includes another of our pillars, QIAcuity. We offer optimized solutions for end-point PCR, quantitative PCR and digital PCR. Our kits, assays, instruments and accessories amplify and detect targets and streamline workflow for virtually any application.

PCR/Nucleic acid amplification	Selected QIAGEN brands		
Research PCR consumables			
• Different generations of PCR, quantitative and digital PCR, reverse transcription and combinations (RT-PCR) kits for analysis of gene expression, genotyping and gene regulation, running on QIAGEN or third-party instruments and technologies	• QuantiTect • OneStep RT-PCR • OmniScript • QIAcuity	• QIAGEN Multiplex • miRCURY • AllTaq • GeneGlobe	• QuantiNova • HotStarTaq • UltraRun Long Range
Human ID/Forensics assay consumables			
• Short tandem repeat (STR) assays for human ID, additional assays for food contamination	• Investigator (human ID / forensics)		
PCR instruments			
• Digital PCR solutions • qPCR solutions	• QIAcuity • Rotor-Gene Q	• QIAgility	• QIAcuityDx
OEM consumables			
• Custom-developed and configured enzymes and PCR solutions that are sold to OEM customers	• Provided on an individualized contract basis		

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Operating Environment

Genomics/NGS

This product group includes our universal next-generation sequencing (NGS) solutions for use with any NGS sequencer as well as the full bioinformatics portfolio offered by QIAGEN Digital Insights, which also represents one of our pillars.

Genomics/NGS	Selected QIAGEN brands		
Universal NGS consumables			
• Predefined and custom NGS gene panels (DNA, RNA), library prep kits and components, whole genome amplification, DNA methylation analysis, etc. • Sequence-based assays for forensic genetic genealogy	• QIAseq • GeneGlobe	• REPLI-g • EpiTect	• ForenSeq Kintelligence
QIAGEN Digital Insights solutions			
• Bioinformatics solutions analyze and interpret data to deliver actionable insights from NGS. This includes freestanding software or cloud-based solutions and is integrated into many QIAGEN consumables and instruments.	• QCI Secondary Analysis • QCI Interpret • QCI Precision	• CLC Workbenches • OmicSoft Lands • Ingenuity Pathway Analysis	• Biomedical Knowledge Base • HGMD • HSMD • PGXI

Other

Revenues from various sources, including protein biology products, royalties, intellectual property and freight charges.

Principal markets

We sell our products to more than 500,000 customers in two broad customer groups: molecular diagnostics (clinical testing) and Life Sciences (academia, pharmaceutical research and development and applied testing).

At the end of 2025, our current total addressable market was estimated at approximately $12 billion annually, with estimates indicating that this market opportunity would grow about 4-6% annually through 2028.

Molecular diagnostics

The molecular diagnostics market includes healthcare providers engaged in many aspects of patient care that require accurate diagnoses and insights to guide treatment decisions in oncology, infectious diseases and immune monitoring.

We offer one of the broadest portfolios of molecular technologies for healthcare. The success of molecular testing in healthcare depends on the ability to accurately analyze purified nucleic acid samples from sources such as blood, tissue, body fluids and stool. Automated systems process tests reliably and efficiently, often handling hundreds of samples simultaneously. Our range of assays for diseases and biomarkers speeds up and simplifies laboratory workflow and standardizes lab procedures.

Molecular testing is the most dynamic segment of the global in vitro diagnostics market. The pandemic has demonstrated the value of molecular testing in healthcare, and we expect the market to provide significant growth opportunities.

We have built a position as a preferred partner to co-develop companion diagnostics paired with targeted drugs and have created a rich pipeline of molecular tests that are transforming the treatment of cancer and other diseases. We have more than 30 master collaboration agreements with pharmaceutical industry customers, some with multiple co-development projects. Companion

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Operating Environment

diagnostics move through clinical trials and regulatory approvals, along with the paired drugs, to commercialization and marketing to healthcare providers.

Selected molecular diagnostics products

Sample technologies	Assay technologies	Instruments	Bioinformatics
For extraction from: • Tissue • Blood • Swabs, other	Indication areas • Oncology • Immune modulation • Infectious diseases Technologies: QuantiFERON, Polymerase Chain Reaction (PCR), Next-generation sequencing (NGS)	• QIAstat-Dx • QIAsymphony RGQ • QIAcube Connect MDx • EZ2 Connect MDx • QIAstat Rise	QIAGEN Clinical Insight (QCI) • Hereditary diseases • Somatic and germline cancers • Other diseases

Life Sciences

The Life Sciences market includes governments and biotechnology companies, where researchers and scientists are using molecular testing technologies to advance scientific knowledge in the pursuit of new breakthroughs that can lead to new medicines and diagnostics for use in clinical healthcare. This market also includes the use of molecular testing technologies for applied applications, in particular for forensics as well as food and veterinary testing. These customers are all often served by public funding and research and development budgets within pharmaceutical companies.

We partner with customers across diverse disciplines in academia and industry, providing sample technologies, assay technologies, bioinformatics and services to universities and institutes, pharmaceutical and biotech companies, governments and law enforcement agencies.

We provide Sample to Insight solutions to academic and research institutions around the world. We focus on enabling researchers to use high-quality technologies to generate reliable, fast, highly reproducible results, sometimes replacing time-consuming traditional or in-house methods. We often partner with leading institutions on research projects and develop customized solutions such as NGS panels for the sequencing of multiple gene targets.

We are a global leader in solutions for governments and industry, particularly in forensic testing and human identification. The value of genetic "fingerprinting" has been proven in criminal investigations and examinations of paternity or ancestry, as well as in food safety. We provide sample collection and analytical solutions for law enforcement and human identification labs as well as advanced technologies for studies of microbiomes and their effect on health and the environment.

We have deep relationships with pharmaceutical and biotechnology companies. Drug discovery and development as well as translational research efforts increasingly employ genomic information, both to guide research in diseases and to differentiate patient populations that are most likely to respond to particular therapies. We estimate that about half of our sales to these companies supports research, while the other half supports clinical development, including stratification of patient populations based on genetic information. Also, QIAGEN Digital Insights solutions are widely used to guide pharmaceutical research and treatment options.

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Operating Environment

Selected Life Sciences products

Sample technologies	Assay technologies	Instruments	Bioinformatics
~300 different kit types for extraction and purification of DNA, RNA and proteins from tissue, blood, cells, stool, plants, soil and other sample types	• Real-time PCR • Digital PCR • Next-generation sequencing	• QIAsymphony • QIAcube Connect • QIAcuity digital PCR	• Ingenuity Pathway Analysis (IPA) • Genomics Workbench/Server • Microbial Pro Suite/RNA-seq • Microbial Epigenetics

Competition

The markets for most of our products are very competitive. Competitors may have developed, or could develop in the future, new technologies that compete with our products or even render our products obsolete. In sample technology products, we experience competition in various markets from other companies providing sample preparation products in kit form and assay solutions. These competitors include, but are not limited to, companies with a focus on nucleic acid separation and purification kits, assay solutions, reagents and instrumentation. We compete with other suppliers through innovative technologies and products, offering a comprehensive solution for nucleic acid collection, pre-treatment, separation and purification needs as well as downstream applications. Our products provide significant advantages in terms of speed, reliability, accuracy, convenience, reproducibility and ease of use.

Some of our other products within our molecular diagnostics customer class, such as tests for chlamydia, gonorrhea, hepatitis B virus, herpes simplex virus and CMV (cytomegalovirus), compete against existing screening, monitoring and diagnostic technologies, including tissue culture and antigen-based diagnostic methodologies. We believe the primary competitive factors in the market for gene-based probe diagnostics and other screening devices are clinical validation, performance and reliability, ease of use, time to result, standardization, cost, proprietary position, competitors' market shares, access to distribution channels, regulatory approvals and reimbursement.

We believe our competitors typically do not have the same comprehensive approach to sample-to-insight solutions as we do, nor do they have the ability to provide the broad range of technologies and depth of products and services that we offer.

Current and potential competitors may be in the process of seeking Federal Drug Administration (FDA) or foreign regulatory approvals for their respective products. Our continued future success will depend in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively in the future or that development by others will not render our technologies or products noncompetitive.

Global presence by product category and geographic market

Product category information

Net sales for the product categories are based on those revenues related to sample and assay products and related revenues, including bioinformatics solutions, as well as revenues derived from instrumentation sales.

Net sales (in millions)	2025	2024
Consumables and related revenues	$1,876.4	$1,760.2
Instrumentation	213.6	218.0
Total	**$2,090.0**	**$1,978.2**

Geographical information

We sell our products in more than 160 countries. The following table shows total revenue by geographic market for the past three years (with net sales attributed to countries based on the location of the customer, as certain subsidiaries have international distribution):

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Operating Environment

Net sales (in millions)	2025	2024
United States	$998.4	$942.0
Other Americas	88.1	89.6
Total Americas	1,086.5	1,031.6
Europe, Middle East and Africa	712.8	648.5
Asia Pacific, Japan and Rest of World	290.7	298.2
Total	**$2,090.0**	**$1,978.2**

Seasonality

Our business is not significantly impacted by seasonal factors. Historically, a portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies, such as the National Institutes of Health and similar bodies. To the extent that our customers experience increases, decreases or delays in funding arrangements and budget approvals, and to the extent that customers' activities are slowed, such as during times of higher unemployment, vacation periods or delays in approvals of government budgets or government shutdowns, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales. Additionally, we have customers who are active in the diagnostics testing market, and sales to these customers fluctuate to the extent that their activities are impacted by public health concerns. For example, the timing and severity of viral infections such as influenza or the SARS-CoV-2 virus may impact demand for our products.

Research and development

We are committed to expanding our global leadership in "Sample to Insight" solutions serving customers in the Life Sciences and clinical diagnostics. We target our research and development resources at the most promising technologies to address the unmet needs of our customers in healthcare and research labs in key geographic markets.

Innovation at QIAGEN follows parallel paths:

- Creating new systems for automation of workflows – platforms for laboratories, hospitals and other users of novel molecular technologies
- Expanding our broad portfolio of content – including assays to detect and measure biomarkers for disease or genetic identification
- Integrating QIAGEN Digital Insights with the testing process – software and cloud-based resources to interpret and transform raw molecular data into useful insights

Innovation in automation systems positions us in the fast-growing fields of molecular testing and generates ongoing demand for our consumable products. We are developing and commercializing a robust pipeline of assays for preventive screening and diagnostic profiling of diseases, detection of biomarkers to guide Precision Diagnostics in cancer and other diseases and other molecular targets. Our assay development program aims to commercialize tests that will add value to our QIAsymphony and QIAstat-Dx automation systems in the coming years together with developing next-generation sequencing (NGS) kits to support our universal NGS franchise and our in vitro diagnostics partnership with Illumina. We continue to develop applications for the QIAcuity digital PCR system, which is designed to make digital PCR technology available to Life Sciences and clinical laboratories worldwide, as well as to other participants in the NGS market.

Sales and marketing

We market our products primarily through subsidiaries in markets with the greatest sales potential in the Americas, Europe, Australia and Asia. Experienced marketing and sales staff, many of them scientists with academic degrees in molecular biology or related areas, sell our products and support our customers. Business managers oversee key accounts to ensure that we serve customers' commercial needs, such as procurement processes, financing, data on costs and the value of our systems, while maintaining collaborative relationships. In many markets, we have specialized independent distributors and importers.

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Operating Environment

Our go-to marketing strategy focuses on providing differentiated, high-quality products across the value chain from Sample to Insight, integrating components into end-to-end solutions when possible and enhancing relationships with a commitment to technical excellence and customer service. Our omni-channel approach seeks to engage customers through their preferred channels – online, by phone or in person – and to optimize investment in different customer types.

We continue to drive the growth of our digital marketing channels – including our website at **www.qiagen.com**, product-specific sites and social media. The recent pandemic saw an increase in virtual events and use of digital sales channels. We have likewise increased the activities in digital marketing to adapt to these market changes, such as installing an in-house studio to facilitate creation of video content and live virtual events.

Our eCommerce team works with clients to provide automated processes supporting a variety of electronic transactions and all major eProcurement systems.

My QIAGEN is an easy-to-use self-service portal that is personalized to our customers' needs and enables them to manage different activities in one central place. Customers can now easily reorder products, place bulk orders, apply quotes to their cart and track their order status. Functionality in the dashboard allows customers to monitor their instrument use and view the status of licenses and service agreements. Additionally, customers can access our exclusive content and services, such as webinars, handbooks and other documents.

Our GeneGlobe Design and Analysis Hub (**www.geneglobe.com**) is a valuable outreach to scientists in pharma and academia, enabling researchers to search and order from approximately 25 million pre-designed and custom PCR assay kits, NGS assay panels and other products. The hub brings next-level experiment planning, execution and follow-up to Life Science researchers, linking our QIAGEN Digital Insights solutions with ordering of assays to accelerate research.

We use a range of tools to provide customers with direct access to technical support, inform them of new product offerings and enhance our reputation for technical excellence, high-quality products and commitment to service. For example, our technical service support allows existing or potential customers to discuss or ask questions about our products and molecular biology procedures with QIAGEN scientists online or by phone. Frequent communication with customers enables us to identify market needs, learn of new developments and opportunities, and respond with new products.

We also distribute publications, including our catalog, to current and potential customers worldwide, providing new product information, updates and articles about existing and new applications. In addition, we hold numerous scientific seminars at clinical, academic and industrial research institutes worldwide and at major scientific and clinical meetings. We conduct direct-marketing campaigns to announce new products and special promotions, and we offer electronic newsletters and webinars highlighting molecular biology applications.

For laboratories that frequently rely on our consumables, the QIAstock program maintains inventory on-site to keep up with their requirements. QIAGEN representatives make regular visits to replenish the stock and help with other needs, and we are automating this process with digital technologies. Easy-to-use digital ordering, inventory monitoring and customer-driven changes make QIAstock an efficient system for providing ready access to our products for the hundreds of customers worldwide who use this program.

Intellectual property, proprietary rights and licenses

We have made, and expect to continue making, investments in intellectual property. In 2025, additions to our intangible assets outside of business combinations totaled $140.8 million, and as of December 31, 2025, patent and license rights, totaled a net $38.6 million. While we do not depend solely on any individual patent or technology, we are significantly dependent in the aggregate on technology that we own or license. Therefore, we consider protection of proprietary technologies and products one of the major keys to our business success. We rely on a combination of patents, licenses and trademarks to establish and protect proprietary rights. As of December 31, 2025, we owned 280 issued patents in the United States, 214 issued patents in Germany and 1,569 issued patents in other major industrialized countries. We had 353 pending patent applications. Our policy is to file patent applications in Western Europe, the United States and Japan. Patents in most countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce patents and to otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position. Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisers to execute confidentiality agreements at the start of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the relationship is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature under specific circumstances and other exceptions. In the case of our employees, the agreements provide that all inventions conceived by individuals in the course of their employment will be our exclusive property, subject to local laws. See Risk Factors included in Risks and Risk Management for details regarding risks related to our reliance on patents and proprietary rights. Suppliers We strive to ensure that our quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We demand the same from our business partners. Suppliers are subjected to a risk analysis with regard to environmental and social criteria based on their geographic location. Our supplier policy, which all new suppliers sign, is available on our website and contains requirements with regard to legal compliance, bribery and corruption, labor rights, nondiscrimination and fair treatment, health and safety as well as environmental protection and conservation. In addition, first-tier suppliers must confirm REACH, RoHS and conflict minerals compliance, as appropriate. As part of our supplier assessment procedures, on a monthly basis, we evaluate the supply performance of our raw material and component suppliers. We assess, on a continuous basis, potential alternative sources of such materials and components and, on a yearly basis, the risks and benefits of reliance on our existing suppliers. We strive to maintain inventories at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability. We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics, electronics and packaging. Certain raw materials are produced under our specifications. We have inventory agreements with the majority of our suppliers, and we closely monitor stock levels to maintain adequate supplies. In 2025, markets experienced increased pressure because of ongoing geopolitical tensions. QIAGEN's strong material positions and thorough coverage ensure that customer product availability remains unaffected at present. However, uncertainty remains about how markets may develop in 2026 in light of ongoing geopolitical tensions. Conflict minerals U.S. legislation mandates transparency in sourcing conflict minerals—tantalum, tin, tungsten and gold—from mines in the Democratic Republic of Congo (DRC) and its adjoining countries. Some of our instrumentation components, purchased from third-party suppliers, contain gold. As required, we investigate our supply chain and disclose any use of conflict minerals from these regions. Annually, we conduct due diligence to determine the presence and origin of conflict minerals in our products. Since we do not purchase directly from smelters or refineries, we rely on supplier declarations. We filed our latest conflict minerals disclosure with the SEC on Form SD for the year ended December 31, 2024, on May 30, 2025, and will update our disclosures as required. Description of property Our primary production and manufacturing facilities for consumable products are in Germany, the United States, Spain and China. Our software development facilities are in the United States, Germany, Poland, Denmark and QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 19 Operating Environment Romania, and our Center of Excellence for the development of companion diagnostics for personalized healthcare is in the United Kingdom. Our production and manufacturing operations are highly integrated and supported by sophisticated inventory control and production-planning processes. Production management personnel are highly qualified, and many have advanced degrees in engineering, business and science. In recent years, we have made capital investments principally in automated and interchangeable production equipment to expand production capacity and improve operating efficiency. We have also invested in enterprise systems to support production planning and operational control, including continued deployment and enhancement of SAP-based systems. SAP R/3 is used to integrate the majority of our operating subsidiaries, and we are in the process of a multi-year implementation of S/4HANA. In addition, capital expenditures include selected investments intended to support energy efficiency and emissions reduction initiatives, including renewable energy projects. Capital expenditures for property, plant and equipment totaled $76.8 million in 2025 and $68.0 million in 2024. These capital expenditures were financed from operating cash flows, and we expect operating cash flows to remain the primary source of funding for future capital expenditures. We have an established quality system, including standard manufacturing and documentation procedures, intended to ensure that products are produced and tested in accordance with the FDA's Quality System Regulations, which impose current Good Manufacturing Practice (cGMP) requirements. For facilities that accommodate cGMP production, special areas were built, and these facilities operate in accordance with cGMP requirements. The consumable products manufactured at QIAGEN GmbH in Germany and QIAGEN Sciences LLC in Maryland are produced under ISO 9001: 2015, ISO 13485:2016, MDSAP. By the end of 2025, we aim to complete the implementation of ISO 50001, a voluntary international standard that aids organizations in managing their energy usage. Our certifications form part of our ongoing commitment to provide our customers with high-quality, state-of-the- art sample and assay technologies under our Total Quality Management system. Our corporate headquarters are located in Venlo, Netherlands. The below table summarizes our largest facilities. Other subsidiaries throughout the world lease smaller amounts of space. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 20 Operating Environment

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Operating Environment

Facility location	Country	Purpose	Owned or leased	Square feet
Hilden	Germany	Manufacturing, warehousing, distribution, research and development and administration	Owned	986,000
Germantown, Maryland	U.S.	Manufacturing, warehousing, distribution and administration	Owned	285,000
Shenzhen	China	Development, manufacturing, warehousing, distribution and administration	Leased	107,200
Manchester	U.K.	Development and Service Solutions	Leased	96,300
Frederick, Maryland	U.S.	Development, Service Solutions, manufacturing, warehousing and distribution	Leased	76,500
Wrocław	Poland	Business service center	Leased	65,100
Beverly, Massachusetts	U.S.	Enzyme manufacturing	Leased	44,000
Barcelona	Spain	Development, manufacturing, warehousing, distribution and administration	Leased	31,900
Manila	Philippines	Business service center	Leased	29,300
Shanghai	China	Service Solutions and administration	Leased	28,400
Gdańsk	Poland	Enzyme manufacturing, development, warehousing and administration	Leased	23,300
Germantown, Maryland	U.S.	Service Solutions and training center	Leased	13,500
Redwood City, California	U.S.	Bioinformatics	Leased	12,700
Gdynia	Poland	Enzyme manufacturing, development and warehousing	Leased	11,200

Our facilities in Hilden, Germany, and Germantown, Maryland, have the capacity to expand in the future by an additional 300,000 square feet each. Our facility in Ann Arbor, Michigan, was closed in 2025, following the decision to discontinue the NeuMoDx portfolio as discussed in Note 6 "Restructuring."

We believe our existing production and distribution facilities can support anticipated production needs for the next 36 months. Our production and manufacturing operations are subject to various federal, state and local laws and regulations, including environmental regulations. We do not believe we have any material issues relating to these laws and regulations.

Employees

As a company headquartered in the European Union (EU), we recognize freedom of association and collective bargaining as fundamental to maintaining a positive relationship between management and employee representatives. A significant portion of our workforce is employed in Organization for Security and Co-operation in Europe (OSCE) member states, and we comply with all applicable labor laws in every region where we operate. Management values its relationships with regional labor unions and employees, and considers them to be positive.

We are committed to respecting and promoting human rights, as outlined in our Human Rights Policy, available on our website at **www.qiagen.com**. This policy is communicated globally via our Company intranet and provided to all new employees. We foster an open-door workplace culture where employees can freely raise concerns with management or Human Resources without fear of retaliation. Our policy explicitly ensures that employees may discuss working conditions openly without risk of reprisal, intimidation or harassment.

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Operating Environment

The following tables provide information on the number of employees by geographical region and main category of activity as of December 31, 2025 and 2024:

Employees by region	2025	2024
Americas	1,210	1,252
Europe, Middle East & Africa	3,318	3,352
Asia Pacific, Japan and Rest of World	1,126	1,161
Total	**5,654**	**5,765**

Employees by function	2025	2024
Production	27 %	28 %
Research & Development	17 %	18 %
Sales	38 %	37 %
Marketing	6 %	6 %
Administration	12 %	11 %
Total	**100 %**	**100 %**

Depending on local laws and customs, there are different types of employment ranging from long-term fixed contracts to temporary positions, along with flexible time and programs for employees returning to work after parental leave. In 2025, temporary employees with a fixed-term work contract represented 5.7%.

Risk management Our Approach Our risk management approach is built on four key principles: (1) Active involvement of the Supervisory Board and senior management (2) Comprehensive policies and procedures (3) Robust risk monitoring, management and information systems (4) Effective internal controls Governance and oversight QIAGEN is managed by a Managing Board and an independent Supervisory Board, both appointed at the Annual General Meeting of Shareholders. The Managing Board oversees our risk management system, developing and implementing strategies, controls and mitigation measures to identify and manage current and emerging risks. These risk management policies are embedded in our corporate governance framework, code of ethics and financial reporting controls. Dedicated functional experts continuously evaluate and address business risks. Role Responsibility Audit Committee of the Supervisory Board The Audit Committee of the Supervisory Board oversees the effectiveness of the Company’s risk management and internal control systems, regularly reviews and discusses key risks, the overall risk profile, and emerging threats, and evaluates the adequacy of internal controls related to financial reporting, compliance, and operational risks to ensure robust governance and organizational resilience. Managing Board The Managing Board provides strategic oversight and governance to ensure that risk management is fully embedded into QIAGEN’s long-term objectives and organizational structures, regularly reviewing principal risks, internal controls, and regulatory compliance while overseeing the effectiveness of the risk management system (RMS); it also ensures accurate and transparent external risk disclosures and supports senior management in sustaining a strong, organization-wide risk culture. Executive Committee The Executive Committee approves and aligns the ERM and RMS frameworks with QIAGEN’s strategic objectives, promotes a strong risk-aware culture, conducts quarterly reviews of key risks and opportunities, ensures effective governance and resources for risk management, and continuously monitors and improves the organization’s risk culture. Enterprise Risk Management (ERM) The Enterprise Risk Management function develops, implements, and continually enhances the ERM framework and processes while coordinating risk management activities across the organization; guides and supports Risk Owners in identifying, assessing, and reporting risks; prepares and delivers risk reports to the Executive Committee and external stakeholders; monitors key risks and opportunities through workshops and assessments; and serves as the primary contact for external audits and regulatory reporting. Risk Owners Risk Owners identify, assess, and report risks and opportunities within their responsibility, decide and implement appropriate risk response strategies, continuously monitor risk progression and the effectiveness of mitigation measures, escalate risks to the ERM team when they cannot be adequately mitigated, and maintain the risk register by updating entries and providing incident or ad-hoc reports as necessary. Employees Employees are expected to understand and manage the risks relevant to their roles, follow all established risk management policies and procedures, and actively contribute to a risk-aware culture through their everyday actions and decision-making. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 23 Risks and Risk Management QIAGEN Enterprise Risk Management framework The risk management framework at QIAGEN is built on the internationally recognized standard ISO 31000, integrating risk management into every aspect of the organization’s purpose, governance, strategy and operations. The ERM policy establishes a structured approach for identifying, assessing, and responding to key risks and opportunities that could impact the ability of QIAGEN to achieve its objectives. This framework defines clear roles and responsibilities—spanning the Managing Board, Executive Committee, ERM function, Risk Owners, and the Audit Committee of the Supervisory Board—and sets out principles for risk appetite, tolerance thresholds, and risk profile monitoring. The ERM cycle is continuous and iterative, aligning risk management activities with strategic planning, financial cycles and operational decision-making. Key risks are reviewed at least quarterly, with ad-hoc assessments triggered by significant internal or external events, ensuring that risk management remains dynamic and responsive to change. The policy governing the risk management system (RMS) further details how risk is managed through the Three Lines Model, which delineates accountability across operational management, risk oversight and internal audit. The RMS provides a comprehensive process for risk identification, analysis, evaluation, response and monitoring, supported by tools such as the Risk Universe and Risk Register. Risks are assessed using top-down and bottom-up approaches, with prioritization based on likelihood, impact and alignment with QIAGEN’s risk appetite. The framework emphasizes a robust risk culture, transparency, and collaboration, ensuring that risk management is a shared responsibility and embedded in daily business activities. Regular reviews and continuous improvement of the ERM and RMS frameworks ensure that QIAGEN remains resilient, compliant, and well-positioned to capitalize on opportunities while mitigating threats. Assessment of effectiveness of internal risk management and control systems (VOR) The Managing Board assesses the effectiveness of QIAGEN’s internal risk management and control systems in relation to operational, compliance and reporting risks on an ongoing basis and at least annually. This assessment is informed by the continuous ERM cycle (including quarterly reviews of key risks and ad-hoc assessments triggered by significant events), the monitoring performed by Risk Owners and relevant oversight functions and the assurance activities embedded in the Three Lines Model. The outcomes of this monitoring and assurance are reviewed within management governance forums and discussed with the Audit Committee of the Supervisory Board as part of the governance cycle, including the status of remediation actions for identified deficiencies and observations. Risk classification and assessment We categorize risks into five main types: • Strategic risk – refers to the potential for losses due to a failed business strategy, planning or decision-making. It is associated with the overall future business plans and strategy of a company, including mergers and acquisitions, management of external network/partnerships or changes in management. • Operational risk – is defined as the risk of loss resulting from inadequate or defective systems and internal processes, from human or technical failure and from damage to physical assets. • Compliance risk – refers to the potential for legal penalties, financial forfeiture, and damage to reputation that a company could face as a result of failing to comply with laws, regulations, industry standards or codes of conduct applicable to its business activities. • Financial risk – refers to the possibility of a company experiencing financial losses due to changes on the financial market or wrong/insufficient financial structure management. • External risk – refers to the potential threats or uncertainties that originate outside of a company's control and can negatively impact its operations, performance, or profitability. These risks arise from the organization's interactions with the natural environment, society and regulatory frameworks, and they can affect the long-term sustainability of the business. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 24 Risks and Risk Management

All risks are assessed based on their likelihood and potential impact on our ability to achieve business objectives. The goal is to identify risks that could materially threaten our success and to implement timely mitigation actions. Internal controls and compliance Our corporate governance framework defines the roles of the Managing Board, Supervisory Board and Audit Committee, as detailed under Corporate Governance. We maintain internal controls to ensure the integrity of financial reporting, further described in Controls and Procedures. Additionally, our Compliance Committee, composed of senior executives from multiple functions, oversees compliance with legal and regulatory requirements and ensures adherence to corporate policies, including our Code of Conduct and Ethics as described in the Corporate Governance section of this annual report. Risk appetite Risk appetite is the amount and category of risk that QIAGEN is willing to pursue or retain in the pursuit of its objectives. The risk appetite is documented in a formal statement owned by the Executive Committee, while the Managing Board provides oversight and approval to ensure alignment with the company's strategic direction. This statement serves as a guiding principle for senior management in daily decision-making. It defines clear parameters for acceptable and unacceptable risks, ensuring consistent and aligned decisions across the organization, and is reviewed and updated annually to remain aligned with strategic priorities. QIAGEN maintains a balanced risk appetite, seeking to pursue strategic growth opportunities while maintaining robust controls to ensure that risks are managed within defined tolerances and do not compromise our long-term objectives, regulatory compliance or stakeholder trust. Risk factors Our business faces significant risks that also threaten the entire industry. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs. In addition, risks and uncertainties that are currently unknown to QIAGEN or are considered immaterial might affect its business, operations and financial condition. This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors including the risks described below and elsewhere in this annual report. The risks described below are grouped into main categories, with the risks within each category listed the significant risks. The risks mentioned reflect our risk assessment but do not imply that the company has no other risks and cannot have a material adverse impact on our results of operations, liquidity, or capital resources. Summary of risk factors QIAGEN operates in a complex and evolving global environment that presents a broad range of strategic, operational, financial, compliance and external risks which could, individually or collectively, affect the achievement of its strategic objectives, financial condition or long-term sustainability. We maintain a structured enterprise risk management framework designed to identify, assess, and manage these risks; however, no assurance can be given that all risks can be fully anticipated or mitigated. Strategic risks arise from the need to continuously align our strategy with rapidly changing market conditions, technological developments and stakeholder expectations. This includes the effective integration of environmental, social and governance considerations into decision-making, the successful development and commercialization of innovative products and the ability to respond to competitive pressures and disruptive technologies. Our broad presence in global markets and the execution and integration of acquisitions may expose us to additional economic, political and regulatory uncertainties, potentially affecting anticipated benefits and growth trajectories. Operational risks relate to the complexity of the company’s global operations and reliance on people, systems, suppliers, and partners. The loss of key personnel, disruptions to manufacturing or supply chains, or insufficient resilience could adversely impact operational performance. Increased reliance on digital platforms, data, and advanced technologies, including artificial QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 25 Risks and Risk Management intelligence, may introduce ethical, security and governance challenges. Cyber security incidents, system outages or failures to adequately protect sensitive information could result in operational disruption, regulatory scrutiny or reputational harm. Compliance risks stem from operating in a highly regulated environment across multiple jurisdictions. We are subject to evolving legal and regulatory requirements related to product approvals, quality standards, data protection, anti-bribery and anti-corruption laws, intellectual property, environmental regulations and supply-chain due-diligence obligations. Failure to comply with these requirements, or delays in adapting to regulatory changes, could result in fines, litigation, restrictions on market access, or damage to our reputation. Financial risks include exposure to changes in tax laws and interpretations, global minimum tax regimes, foreign exchange fluctuations and the potential impairment of goodwill and intangible assets. Our capital structure and debt obligations may limit financial flexibility, while future capital requirements may depend on market conditions and access to funding on acceptable terms. Variability in customer purchasing patterns and reimbursement environments may also affect forecasting accuracy and financial performance. External risks arise from factors largely beyond the company’s control, including global economic uncertainty, inflationary pressures, interest rate movements, geopolitical conflicts, trade restrictions and changes in public funding or reimbursement policies. These factors may influence customer demand, supply-chain stability, cost structures and market access. In addition, evolving stakeholder expectations related to sustainability and corporate responsibility may affect competitiveness, reputation and long-term value creation. While we actively monitor and manage these risks within our defined risk appetite, the realization of any of these uncertainties could materially and adversely affect our business, financial condition, results of operations or strategic objectives. Strategic risks Our presence in potential high-growth markets exposes us to economic, political and regulatory risks. In markets emerging across the Middle East and Asia, we may face heightened risks compared to regions where we have an established presence. These risks include: • Economic volatility, particularly in markets reliant on a limited range of industries; • Weak legal systems, which may hinder contract enforcement and intellectual property protection; • Government instability, policy changes and privatization efforts that could impact operations; • Foreign exchange controls that may restrict the movement of funds; and • Abrupt changes in customs and tax regulations, affecting product movement and financial performance. Additionally, conducting business across multiple jurisdictions—such as moving products between countries or providing services from subsidiaries abroad— increases exposure to regulatory shifts and compliance challenges. These factors could negatively impact our operations and financial results. Emerging competitors and rapid technological advances in diagnostics, combined with regulatory hurdles, threaten the market position, profitability and growth prospects of our diagnostic and syndromic testing products. The competitive landscape for our diagnostic portfolio, including QuantiFERON, QIAcuity and QIAstat-Dx, is evolving rapidly. Competitors may introduce new technologies, expand strategic partnerships or obtain regulatory approvals earlier than anticipated, which could adversely impact adoption of our products, limit market share expansion or render certain offerings less competitive. For example, announcements by major industry participants regarding advancements in latent tuberculosis testing, as well as new point of care syndromic testing platforms introduced in key markets, illustrate the pace QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 26 Risks and Risk Management

at which competitive dynamics can shift. These developments highlight that the absence of clear current regulatory or clinical progress from competitors does not eliminate the risk of future market disruptions. Additionally, new instruments and assay systems brought to market by competitors may target both established and emerging market segments, potentially outpacing the capabilities of our current technologies. Competitor expansion into the U.S., Europe, Japan and other regions—coupled with evolving trade policies, including U.S. tariffs—may create pricing pressures, influence customer purchasing behavior or challenge our ability to match product breadth and performance. Regulatory requirements further contribute to this risk. The need to secure timely approvals for new assays or platform enhancements may delay our product launches, limit our ability to respond to market shifts, or hinder execution of our growth strategies. If we do not meet development timelines or effectively navigate regulatory pathways, we may be unable to achieve anticipated revenue targets or capitalize on market opportunities. If we fail to keep pace with technological innovation, respond to competitive pressures or obtain required regulatory clearances in a timely manner, our market position could weaken, our profitability could be adversely impacted and our ability to achieve planned growth—particularly in high growth diagnostic segments—could be materially and negatively affected.  Challenges in managing growth and acquisition integration may limit expected benefits and adversely impact our performance. We have grown significantly in recent years, with total net sales increasing from $1.87 billion in 2020 to $2.09 billion in 2025. This growth has been driven by both organic expansion and strategic acquisitions, including the 2025 acquisitions of Parse Biosciences, Inc. and Genoox. We might continue acquiring businesses that align with our Sample to Insight strategy in molecular research and clinical testing. However, successful integration of acquisitions requires significant resources, coordination and expense. Our ability to manage ongoing growth and execute on expansion initiatives is subject to risks, and the outcomes may not achieve the anticipated benefits or align with evolving operational, financial or strategic expectations. As we continue to broaden our activities and pursue opportunities to strengthen our portfolio—including through the acquisition of complementary businesses—we may be required to adapt our internal processes, systems and organizational structures to support a larger and more complex operating model. These efforts may place increasing demands on management attention and require significant capital and human resources. The successful integration of acquired businesses, technologies and personnel remains inherently uncertain. Expansion activities may expose us to challenges related to aligning operations, maintaining consistent standards, integrating systems and processes, and retaining key talent. Acquisitions can also introduce additional regulatory, commercial and financial considerations, including potential liabilities, shifting market dynamics or delays in realizing intended synergies. Performance may also depend on external parties, such as suppliers, partners or acquired teams, whose activities we do not fully control. As we grow, we may need to expand or enhance our operational and financial control frameworks to ensure continued reliability, consistency and compliance across a broader footprint. In some cases, implementation of new systems or scaling of existing capabilities may temporarily disrupt operations or increase costs. Divergent stakeholder expectations regarding the pace and direction of expansion may also lead to reputational risks if outcomes are perceived as insufficient or misaligned. Failure to effectively manage growth or integrate acquisitions could result in operational inefficiencies, delays in execution, increased expenses, or challenges in maintaining expected performance levels. In certain circumstances, these developments may also affect our financial condition, reputation or ability to achieve long-term strategic objectives. We rely on collaborative commercial relationships to develop and/or market some of our products. We rely on a variety of external partners to develop, commercialize, and distribute certain products. These collaborations—whether with academic institutions, pharmaceutical and biotechnology companies, or regional QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 27 Risks and Risk Management commercial partners—support key parts of our portfolio but also introduce uncertainty. Outcomes depend on the priorities, performance and long-term commitment of these partners, and in some cases on clinical, regulatory or market factors outside our direct control. Companion diagnostic programs, joint development efforts and distributor-based marketing arrangements may be affected by shifting partner strategies, misalignment of objectives, limited visibility into local markets, or competing activities. Our ability to expand or maintain market access in certain regions similarly depends on the effectiveness and reliability of external parties. In general, the success of these collaborative relationships influences development timelines, market penetration and commercial performance, and any disruption or change in partner engagement could affect our business. Our ability to sustain growth relies on the timely development, introduction and market acceptance of innovative products. The molecular research and testing markets are characterized by rapid technological advancements and frequent new product introductions. To remain competitive, we must continuously develop products that keep pace with evolving customer needs, regulatory expectations and scientific trends. Delays in product development, regulatory approvals or market adoption—such as delays in clinical evidence generation, changing regulatory requirements or extended development cycles—could result in loss of market share that may be difficult to recover. Several factors influence market acceptance of new products, including: • availability, quality and pricing relative to competing offerings; • timing of launch versus alternative technologies; • perceived utility, performance data and supporting research; • regulatory approvals, compliance status and evolving standards; and • shifts in industry needs across Life Sciences, applied markets and molecular diagnostics. We are making significant investments in intellectual property, software and manufacturing capacity to support new automation platforms such as QIAstat-Dx and QIAcuity. These platforms follow a razor-razorblade model in which the value of the instruments depends heavily on the timely expansion of assay menus, availability of new test panels and the ability to scale production. Delays in menu expansion, challenges in lifecycle management or production capacity constraints may slow platform adoption and reduce expected consumables demand. Advancements in artificial intelligence—including AI-driven bioinformatics, automated interpretation tools and competitive AI-curated data platforms—may accelerate innovation cycles and shift customer expectations. If we are unable to integrate or adapt to such emerging technologies, or if competitors adopt them more effectively, our competitive position and long-term growth prospects could be adversely affected. Slower-than-expected customer uptake of new systems may negatively impact instrument and consumables sales, compress margins, and weaken our market position. Higher fixed development and manufacturing costs may exert pressure on gross margins and operating income until sufficient market traction is achieved. In addition, production constraints, yield variability or delays in scaling manufacturing capacity could limit availability of new products and impair commercial performance. If we fail to keep pace with innovation, address market demands, expand product menus, or successfully scale production, our business, financial condition and growth prospects could be materially impacted. Insufficient ESG integration combined with environmental and circular-economy compliance shortcomings may adversely affect our operations and reputation. Our efforts relating to environmental, social and governance (ESG) matters are subject to risks, and the outcomes may not achieve the anticipated benefits or align with evolving regulations and stakeholders’ expectations. Sustainability-related standards, disclosure requirements and evaluation criteria continue to shift rapidly across jurisdictions, and we may be required to adjust our practices, reporting processes and internal governance mechanisms in QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 28 Risks and Risk Management

response to emerging rules or divergent stakeholder views. As expectations develop, including those connected to environmental performance, resource efficiency and circular-economy principles, we may need to expand our reporting capabilities or adopt new operational approaches, which could require significant management focus and the allocation of additional resources. Performance against our sustainability metrics may also depend on third parties, such as suppliers or external service providers, whose practices we do not fully control. This reliance increases the risk that inconsistencies in external data, varying levels of maturity across supply chains, or limitations in oversight could affect perceived or actual ESG performance and influence stakeholder confidence. In certain instances, reporting obligations may require disclosures that could negatively affect external perceptions of our activities or expose us to scrutiny. In addition, our operations—and those of our partners—are subject to an evolving set of environmental, health and safety laws. Failure to comply with these requirements, or delays in adapting to new regulations, could result in fines, penalties, or other enforcement actions. We may also face environmental liabilities inherent to our activities or those of our manufacturing partners, including obligations related to remediation or the handling of regulated materials. As these regulatory frameworks become more stringent, we may be required to incur substantial expenses to meet compliance expectations, which could disrupt operations or affect our financial performance. Taken together, increasing regulatory complexity, shifting stakeholder expectations and potential environmental compliance obligations may heighten our exposure to operational, financial and reputational risks. Operational risks The unplanned departure of critical personnel could disrupt business continuity, delay projects and change recruitment plans. Our ability to operate effectively depends on the retention of key personnel who possess strategic, operational, technical or regulatory expertise that is essential to our success. These individuals include senior leadership, functional heads and subject matter experts across the company. The loss of any of these employees could disrupt business sustainability, delay decision-making processes, or impede the execution of core initiatives. If we are unable to retain or adequately replace such personnel, we may experience the loss of intellectual capital, institutional knowledge and strategic relationships that are critical to ongoing projects and regulatory or market commitments. The departure of key personnel could delay regulatory filings, product development activities or market expansion efforts, and may reduce credibility with customers, partners, or regulators. Reliance on interim leadership, external consultants or accelerated recruitment efforts could increase operating costs and introduce operational inefficiencies. If successors do not possess requisite skills, experience or influence, our ability to execute our strategic priorities could be impaired. Any of these developments could materially and adversely affect our business, financial condition and results of operations. In November 2025, we announced that Thierry Bernard will step down as Chief Executive Officer and Managing Director once a successor is appointed. Following the announcement of Mr. Bernard's departure and prior to the appointment of a successor, uncertainty regarding future leadership may create distraction, affect employee morale and retention, delay decision-making, and disrupt execution. We may experience adverse effects on our business if we are unable to identify a suitable successor. Even after a successor is appointed, the transition of leadership responsibilities and the successor’s integration into our business, operations, and stakeholder relationships may result in disruption, reduced effectiveness, or delays in the execution of our strategic and operational priorities. Inadequate sustainable operations and resilience planning may expose us to prolonged outages, data loss, and regulatory penalties. If elements of this framework are not fully aligned, consistently implemented or periodically updated across the organization, resilience efforts may vary between locations or functions. In such circumstances, assessments of critical processes and dependencies may not always reflect evolving operational needs, and recovery priorities may not be optimized for all potential scenarios. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 29 Risks and Risk Management Testing, review, and validation activities contribute to strengthening preparedness. However, if these activities do not occur with sufficient frequency, scope or coordination—or if evolving business priorities limit participation—certain aspects of our resilience, posture may not be fully evaluated under real-world conditions. Should gaps in governance, assurance or coverage arise, disruptive events such as supply chain interruptions, facility outages, system incidents or broader crises could challenge our ability to maintain normal operations. We may experience delays in certain activities, temporary interruptions to business processes, or increased operational complexity. These circumstances could affect our ability to meet some external commitments, result in higher operating costs, or lead to reputational impacts with customers, partners or other stakeholders. Given the global nature of our operations and exposure to macroeconomic, geopolitical and operational uncertainties, such developments could adversely affect our business, financial condition, or results of operations. Increasing customer demands for cost reductions and purchasing efficiencies may restrict our pricing flexibility and affect our business. Many customers are consolidating suppliers and negotiating bulk purchasing agreements to lower costs, often through large distributors that secure discounted pricing and direct purchasing control. To maintain access to these customers, we may be required to offer lower prices to distributors, reducing our margins. Additionally, large customers, including the U.S. federal government, may seek special pricing arrangements, such as blanket purchase agreements, further limiting pricing flexibility. For some customers, we have facilitated sales through distributors and value- added partners at their request. If sales through intermediaries increase, our gross profit and overall financial performance could be adversely impacted. Expanding supply-chain due-diligence and reporting obligations, combined with potential shortages, cost increases and logistics disruptions, may materially impact our business performance. Our business relies on a global supply chain that is increasingly affected by evolving regulatory, operational and market-driven risks, and outcomes may not achieve the anticipated benefits or align with emerging expectations. Expanding due-diligence and transparency requirements—such as the German Supply Chain Act, U.S. conflict-minerals reporting rules, and proposed EU-wide frameworks like the Corporate Sustainability Due Diligence Directive—are reshaping obligations across jurisdictions and may require enhanced supplier oversight, deeper visibility into upstream tiers, and more comprehensive documentation. Meeting these expectations may increase administrative effort, necessitate updates to contractual terms, or require additional investment in reporting capabilities. At the same time, our operations depend on the availability, quality and continuity of materials, components and logistics services sourced from a diverse supplier base, including certain limited- or single-source providers for key raw materials such as specialized plastics, biological components and chemicals. Vulnerabilities in supplier resilience—particularly among second- and third-tier upstream partners or suppliers operating in high-risk or capacity-constrained regions—may heighten the likelihood of disruptions, requalification needs or accelerated alternative sourcing efforts. Insufficient contractual governance, including agreements that do not fully mandate continuity assurances, regulatory compliance or protection of intellectual property, may further constrain our ability to enforce standards or ensure supply-chain reliability. Broader macroeconomic and geopolitical factors—including inflationary pressures, trade restrictions, regional instability or global logistics constraints— may contribute to fluctuating costs, extended lead times or reduced supplier reliability. Variability in supplier maturity, documentation practices or compliance readiness may also create challenges in meeting regulatory or customer expectations. Failure by us or our suppliers to comply with emerging supply-chain regulations or due-diligence standards could result in enforcement QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 30 Risks and Risk Management

actions, limitations on market access, increased operational costs or reputational impacts. If we are unable to effectively navigate these regulatory developments or mitigate supplier-related, logistical or resource-driven pressures, our operations, commercial performance and stakeholder relationships could be adversely affected. Collectively, these factors may influence our ability to maintain continuity across the value chain and meet broader strategic objectives. We rely on up-to-date systems and strong processes to meet evolving cyber laws, strong cyber security governance and standards, if our cyber security governance, data-security practices or critical systems fail to keep pace with evolving requirements, we may face unauthorized access, operational disruptions, fines and reputational harm. We rely on an interconnected digital environment—including internal systems, cloud platforms, third-party and vendor-hosted services, and AI-enabled tools— to support operations and safeguard sensitive information. As the threat landscape grows in sophistication and ecosystems become more complex, we may face risks related to unauthorized access, loss or alteration of data, disruption of critical services, or inconsistent application of security and privacy practices across environments we manage and those managed by others. The pace of technology change—combined with legacy constraints, supplier dependencies, and limited transparency into how external or AI-driven components are configured, trained, or controlled—may at times exceed the maturity of our governance processes and make it challenging to uniformly monitor or validate performance, data provenance, and protective controls. In parallel, privacy, cyber security and digital-compliance expectations continue to evolve across jurisdictions and sectors. Meeting these requirements may require additional documentation, testing, model/algorithm validation, and reporting, as well as periodic updates to systems and processes. Delays or gaps in adapting to new or emerging standards, or weaknesses in control design or execution, could increase the likelihood of incidents or non-compliance. If such events occur—whether due to external attack (including increasingly sophisticated or state-sponsored actors), third-party or supply-chain issues, inadvertent human actions, or technical failures—we could experience service interruptions, constraints on data access or transfer, increased remediation and investigative effort, or scrutiny from customers, partners and regulators. In certain circumstances, these developments may result in financial or operational consequences, contractual exposure, enforcement actions or reputational impacts. While we continue to invest in security capabilities, awareness, and oversight, residual risk remains. Collectively, these factors could adversely affect our operations, compliance posture, financial condition, stakeholder confidence, or ability to meet broader strategic objectives. We depend on artificial intelligence (AI) systems to support key business activities; therefore, we may be affected by ethical, security, and operational failures that expose us to new risks. We increasingly rely on AI–enabled systems across our operations, digital platforms and decision-support processes, which may expose us to a range of ethical, regulatory, security and operational risks. As AI technologies continue to evolve rapidly, their capabilities, limitations and long-term implications remain only partially understood. The development, deployment and use of AI may therefore introduce uncertainties that could affect the reliability of our processes, the quality of our outputs, or the effectiveness of business activities that depend on these tools. Because AI capabilities are embedded to varying degrees within internally developed systems as well as cloud-based or vendor-hosted solutions, we may be exposed to risks arising from limited transparency into how underlying models are trained, the types of data used, or the safeguards implemented by third-party providers. Flawed, biased or incomplete model outputs—or premature reliance on insufficiently validated AI functionality—could influence decision-making, impede product development activities, delay new offerings or otherwise affect operational performance. These challenges may also create reputational or competitive harm if stakeholders perceive our use of AI as unreliable, inappropriate or inconsistent with emerging sector expectations. AI adoption may amplify existing cyber security and data protection risks. As systems process larger data volumes, integrate cloud services or automate QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 31 Risks and Risk Management complex workflows, vulnerabilities may arise that increase exposure to unauthorized access, misuse of confidential information or inadvertent disclosure of sensitive or personal data. Weaknesses in AI-enhanced tools— whether due to configuration errors, model failures or malicious exploitation— may result in operational disruption, financial loss, regulatory scrutiny or legal liability. The regulatory landscape for AI is still developing, and new or forthcoming requirements may impose additional obligations related to data provenance, transparency, accountability, intellectual property, accuracy, safety or human oversight. Compliance with rapidly evolving standards may require additional documentation, validation, testing or governance controls, and could increase operational complexity or limit how we deploy certain AI-based capabilities. Failure to meet these expectations may lead to legal penalties, heightened supervisory attention or reputational harm. In addition, divergent stakeholder views on responsible AI use may increase scrutiny of how AI-supported processes are designed, monitored and governed. Demonstrating appropriate oversight, ensuring explainability of outputs, or addressing bias-related concerns may be challenging, particularly where AI components are embedded deep within broader systems. The novelty of AI technologies may also expose us to risks that are not yet foreseeable, including those related to competitive dynamics, intellectual property protection, ethical considerations or unanticipated regulatory developments. If we are unable to effectively manage these risks—such as ensuring adequate model performance, maintaining robust governance and security controls, adapting to evolving legal frameworks or meeting stakeholder expectations— our operational resilience, compliance posture, financial performance or reputation may be adversely affected. Compliance risks Evolving global data-protection and privacy requirements may expose us to legal, operational, and reputational risks if we are unable to consistently meet stringent obligations across our clinical, commercial, marketing, and genetic-data activities. QIAGEN is exposed to an increasingly complex landscape of global data-protection and privacy requirements that govern how personal, customer, clinical-study and genetic information is collected, processed, stored and used across our operations. These regulatory frameworks—including the General Data Protection Regulation (GDPR), China’s Health and Medical Research Ethics Committee (HGRAC) guidelines for clinical-study data, regional privacy laws in EMEA and APEC, and evolving standards governing sensitive genetic-data environments—continue to expand in scope and enforcement intensity. As our activities involve handling significant volumes of personal and, in some cases, highly sensitive information across diverse functions, any shortcomings in our data-governance practices could expose us to legal, operational, and reputational risks.    Data-privacy exposure arises in multiple parts of our business. Within clinical-research settings, our data-management processes must conform to stringent obligations for handling personally identifiable information from study participants, and non-compliance with these rules—including those under GDPR and HGRAC—could lead to sanctions, delays, or limits on the conduct of studies. In our commercial operations in EMEA the U.S. and APEC, the collection, storage, and use of customer data remain subject to strict regulatory requirements, and risks may arise if security measures or employee training do not uniformly meet the standards required to prevent unauthorized access or inadvertent disclosure. Our marketing activities introduce further exposure when external data sets or purchased contact lists are used to expand our customer base; ensuring that these data sources are compliant with the GDPR, CCPA or other regional laws requires verification processes that, if not rigorously executed, could result in unlawful processing, regulatory action or invalidation of campaign efforts.     Certain business processes carry heightened privacy considerations. In our Human Identification Devices (HID) business, the GEDmatch platform processes QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 32 Risks and Risk Management

raw genetic data, creating additional legal exposure if platform practices, user expectations, consent structures or data-sharing rights diverge from evolving privacy requirements.   If despite our controls we fail to comply with applicable data-protection laws or are perceived to have mishandled personal, customer, clinical-study or genetic information, we could face class action law suits, substantial fines, mandatory corrective actions, investigations, restrictions on data use and obligations to modify or suspend certain activities. In addition, any breach of trust—including through data-privacy incidents, regulatory findings, litigation, or gaps discovered during audits—could harm our reputation, weaken customer relationships, reduce participation in genetic or clinical initiatives, and limit the effectiveness of our commercial programs.    Although we have implemented controls such as data-management standard operating procedures, privacy-governance frameworks, consent-verification mechanisms, system filters that prevent non-compliant marketing outreach, GDPR-aligned event-data processes, platform-specific safeguards for genetic information, and structured incident-response procedures, we might be exposed to potential risks. The fragmented nature of global regulations, ongoing changes in enforcement practices, and the heightened sensitivity of certain data sets mean that we may continue to face exposure that could adversely affect our operations, financial position, or stakeholder confidence.    We may be subject to costly patent litigation, intellectual property disputes or licensing requirements that could impact our operations and financial performance. The biotechnology and Life Sciences industries are highly litigious regarding patents and intellectual property rights, particularly as competitors develop technologies based on common platforms. We are aware that third parties hold patents related to sample and assay technologies, some of which are closely related to those we use. From time to time, we receive inquiries regarding potential patent infringement. While we actively monitor developments and believe our technologies do not infringe third-party rights, there is no guarantee that we will not face legal challenges. If a dispute arises, we may be required to: • Modify or discontinue certain products or processes • Obtain costly licenses, which may not be available on favorable terms or at all • Engage in lengthy and expensive litigation to defend against infringement claims or enforce our own patents Additionally, proceedings before regulatory bodies such as the U.S. Patent and Trademark Office or the International Trade Commission may be necessary to determine the validity or scope of patents. Unfavorable rulings or settlement obligations could negatively impact our business, financial condition and competitive position. Intellectual property litigation can be costly and time-consuming, diverting management resources and potentially leading to significant financial liabilities. Any adverse outcomes could materially affect our results of operations and market position. Unethical behavior and non-compliance with laws by our sales representatives, consultants, commercial partners, distributors or employees could seriously harm our business. Our operations include doing business in countries with a history of corruption and involve transactions with foreign governments. These factors may increase the risks associated with our international activities. We are subject to the U.S. Foreign Corrupt Practices Act (FCPA), the U.K. Bribery Act and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and sales in countries known to experience corruption. Further international expansion may involve increased exposure to these types of practices. Our activities in these countries and others create risks of unauthorized payments or offers of payments, non-compliance with laws or other unethical behavior by any of our employees, consultants, sales agents or QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 33 Risks and Risk Management distributors, that could be in violation of various laws, including the FCPA, even though these parties are not always subject to our control. Our policy is to implement safeguards to discourage these or other unethical practices by our employees and distributors, including online and in-person employee trainings, periodic internal audits and standard reviews of our distributors. However, our existing safeguards and any future improvements may not prove to be effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA and other laws may result in criminal or civil sanctions, which could be severe, and we may be subject to other liabilities, which could negatively affect our business, results of operations and financial condition. We depend on patents and proprietary rights that may fail to protect our business. Our success depends to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2025, we owned 280 issued patents in the United States, 214 issued patents in Germany and 1,569 issued patents in other major industrialized countries. In addition, as of December 31, 2025, we had 353 pending patent applications, and we intend to file applications for additional patents as our products and technologies are developed. The patent positions of technology-based companies involve complex and uncertain legal and factual questions, with laws on patent coverage and enforceability subject to change. U.S. patent applications remain secret until issued, and scientific or patent literature publications lag behind discoveries. Thus, there is no guarantee that patents will be granted from our applications or, if granted, that they will be broad enough to protect our technology. Issued patents may be challenged, invalidated or circumvented, potentially diminishing our competitive advantage and revenue as patents expire and competitors develop similar products. Some products use third-party licensed patents and technologies, which provide competitive advantages but impose commercialization and sublicensing obligations. Non-compliance could convert exclusive licenses to non-exclusive or terminate them, leading to a loss of competitive edge and revenue. We also protect trade secrets and proprietary know-how through confidentiality agreements with employees and consultants. However, these agreements may not offer meaningful protection or adequate remedies for unauthorized use or disclosure, and trade secrets could become known or independently developed by competitors. Collaborations with academic researchers and institutions may result in third parties acquiring rights to inventions developed during these partnerships. Obtaining regulatory approval and complying with evolving regulations is costly and time-consuming, potentially affecting our ability to commercialize products and generate sales. Operating in a highly regulated global environment exposes us to ongoing uncertainty around approvals and compliance. Regulatory expectations continue to shift across major markets, requiring continuous investment in product development, documentation, quality systems, and monitoring. Changes in regulations or interpretations may: • Slow or block product approvals or modifications • Increase compliance and operational costs • Limit or interrupt the sale of certain products Many of our key offerings fall under strict medical-device and related regulatory frameworks. Failure to meet evolving requirements—whether in quality systems, labeling, documentation, or post-market obligations—could result in penalties, restrictions, or operational disruptions. Additionally, products currently sold for research-use-only may become subject to new regulatory expectations, requiring additional steps before they can continue to be marketed. Overall, regulatory evolution remains a material factor that can affect timelines, costs, and market access across our portfolio. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 34 Risks and Risk Management

Our business exposes us to potential product liability. Our product marketing and sales involve inherent product-liability risks. Although we currently face no significant claims, future claims may arise, particularly if product defects, quality issues or failures in our manufacturing and control processes result in non-conforming products or performance concerns. Misuse or perceived misuse of our products—including in sensitive forensic and human-identification settings—could also lead to litigation or reputational harm. We must comply with laws governing product safety and the handling of hazardous substances. Accidental contamination, chemical exposure or injury-related incidents could result in liability, regulatory action or financial impact. Financial risks Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility, and adversely affect our results of operations. Our effective tax rate benefits from partially tax-exempt income through inter- company operating and financing structures as well as regional tax rate variations across our global operations. The statutory corporate tax rate in the Netherlands is 25.8%, but income or losses in other jurisdictions may be taxed at higher or lower rates. Recent global tax reforms, including the OECD’s Pillar Two framework, introduce a 15% global minimum tax that could significantly impact multinational businesses, including QIAGEN. The Netherlands has formally enacted Pillar Two legislation, with certain provisions effective January 1, 2024, and others effective as of January 1, 2025. However, ongoing discussions among the OECD and participating countries continue to shape its implementation, creating uncertainty regarding administrative rules and compliance requirements. In addition to OECD-driven changes, shifts in U.S. tax policy due to political uncertainty could lead to corporate tax rate adjustments, changes in transfer pricing regulations and limitations on deductions for interest and foreign-related expenses. These changes could increase our tax burden, affect our cash tax payments and limit our ability to repurchase common shares without incurring adverse tax consequences. Furthermore, tax authorities or regulatory bodies, such as the European Commission, may challenge our tax positions, transfer pricing arrangements or tax credit eligibility, potentially resulting in additional tax liabilities. These developments could materially impact our financial results, cash flow and ability to accurately forecast tax-related expenses. Our debt obligations may impact our financial condition and flexibility. We carry significant debt with service obligations and restrictive covenants that may limit our financial flexibility. High indebtedness increases the risk of default, restricts our ability to borrow additional funds and could impact our ability to generate sufficient cash flow to meet interest payments and debt covenants. If we are unable to secure working capital, new financing or equity funding, we may need to delay or reduce research and development investments. Our debt levels could: • Limit our ability to make required debt payments • Restrict access to financing for operations, capital expenditures or debt service • Reduce flexibility in responding to industry changes • Increase vulnerability to economic downturns Managing our debt effectively is critical to maintaining financial stability and business continuity. Our business may require substantial additional capital, which may not be available on acceptable terms, or at all. Future capital needs will depend on factors such as: • Marketing, sales and customer support expenses • Research and development investments QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 35 Risks and Risk Management • Facility expansion • Acquisitions of technologies, products or businesses • Product demand and operational costs • Debt repayment or refinancing • Hedging activities and tax obligations We expect to meet short-term capital needs through cash flow from operations and cash on hand. As of December 31, 2025, we had $1.4 billion in long- term debt and may choose to refinance these obligations. If our existing resources become insufficient, we may need to raise funds through public or private debt or equity financing. However, funding may not be available on favorable terms, potentially requiring us to reduce or delay research and development, production, marketing, capital expenditures or acquisitions, negatively impacting our business. Additionally, issuing equity or convertible securities could result in shareholder dilution. Our strategic equity investments may result in losses. We make strategic investments in businesses as opportunities arise, but these investments may result in losses. We periodically evaluate their carrying value based on factors such as recent stock transactions, financial statements and market conditions. However, valuation fluctuations—driven by factors beyond our control—may impact our financial results. Assessing the fair value of non-marketable Life Science investments is inherently subjective, and if actual outcomes differ from assumptions, we may be required to write down investments, leading to potential charges against earnings. There is no guarantee that these investments will yield long-term benefits. Our ability to accurately forecast quarterly results is impacted by the timing of customer purchases, which are often concentrated in the final weeks or days of a quarter. Many customers delay purchase decisions until late in the quarter as they assess budget availability and business needs. Additionally, revenue timing from companion diagnostic partnerships can be unpredictable, further complicating forecasts. While we have historically relied on customer purchasing patterns to project sales, deviations due to market fluctuations, economic conditions or changing procurement trends can result in significant differences between projected and actual results. Due to these factors, we may not have sufficient real-time visibility to adjust forecasts accurately. If sales fall short of expectations, the market price of our Common Shares could be adversely affected. An impairment of goodwill and intangible assets could reduce our earnings. At December 31, 2025, our consolidated balance sheet included $2.7 billion of goodwill and $824.1 million of intangible assets. Goodwill arises when the purchase price of an acquisition exceeds the fair value of net assets, while intangible assets represent finite-lived assets such as patents or trademarks. We test goodwill for impairment annually or when events indicate potential impairment. Intangible assets are reviewed for impairment when changes in circumstances suggest their carrying value may not be recoverable. These reviews are often conducted at an asset group level, which for goodwill currently applies to the entire company. If impairment is identified, we must immediately record a charge to earnings, which could adversely impact our financial results. External risks Global economic uncertainty, rising rates, and geopolitical tensions may disrupt markets and supply chains, adversely affecting our operations and financial performance. Our global operations are exposed to a broad range of macroeconomic, geopolitical and regulatory uncertainties that could adversely affect our business, financial condition and results of operations. Changes in global economic conditions—including inflationary pressures, tightening monetary policies, fluctuating energy prices, rising interest rates and volatility in financial QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 36 Risks and Risk Management

markets – may influence customer purchasing behavior, impact access to capital, and increase operating costs across our value chain. Shifts in trade policies, import duties, and tariff regimes, including those arising from evolving U.S.– China relations or regional policy actions, may create additional cost burdens or restrictions on the flow of goods, potentially affecting supply chain stability and market access. Geopolitical developments, including regional conflicts, terrorist attacks, sanctions, and sudden policy shifts, can disrupt global markets, weaken supply chains and contribute to increased uncertainty in countries where we operate or where our suppliers and customers are located. Recent conflicts and geopolitical tensions have demonstrated the potential for sudden changes in trade routes, logistics availability, and energy costs, as well as heightened risks of cyber disruption and political instability. These conditions may also amplify operational challenges for suppliers and third-party logistics partners, further affecting product availability or delivery timelines. At the same time, we operate in a complex international tax and regulatory environment that continues to evolve. Changes in national tax reforms, international frameworks, or divergent local interpretations may require adjustments to our compliance processes and could influence effective tax rates or create additional reporting obligations. Broader policy developments— including sanctions, trade restrictions, or regulatory tightening in certain jurisdictions—may impact strategic planning and overall market predictability. If these economic, geopolitical, trade or regulatory pressures intensify, or if our ability to respond to such developments is limited, we may experience increased costs, reduced demand, supply chain interruptions, or constraints on commercial activities. These developments may also influence the timing of investment decisions, affect operational resilience, or alter stakeholder confidence. Individually or collectively, these factors could adversely impact our business performance, financial results or long-term strategic objectives. We may encounter delays in receipt, or limits in the amount, of reimbursement approvals and public health funding, which may negatively impact our ability to grow revenues in the healthcare market or our profitability. Our growth and profitability in the healthcare and diagnostics markets are influenced by the pace, scope, and consistency of reimbursement approvals and public health funding.Delays or limits in reimbursement approvals and public health funding may hinder our revenue growth and profitability in the healthcare and diagnostics markets. Our ability to expand depends heavily on the pace and consistency of reimbursement decisions from government agencies, private insurers, and other payors. These decisions require extensive scientific and economic evidence, can be slow and resource-intensive, and are not guaranteed to be favorable or sustained. Payors have become increasingly cautious about covering new diagnostic technologies, often limiting coverage or exerting pricing pressure. Insufficient or variable reimbursement levels may constrain adoption, require pricing adjustments, and negatively affect margins. Many customers also rely on reimbursement support to drive market uptake, while global payors continue to pursue cost-containment measures that could reduce reimbursement rates. In the United States, ongoing policy uncertainty—including potential changes to the Affordable Care Act—may delay customer purchasing decisions. Under the Protecting Access to Medicare Act (PAMA), Medicare rates for certain diagnostic tests are tied to private-payor pricing, a system that has historically reduced reimbursement levels. Although recent legislation has delayed further PAMA-related cuts until 2027 and updated the reporting year to better reflect current pricing, future rate-setting remains uncertain. Proposed reforms, such as the RESULTS Act, could influence future methodologies, but no lasting solution has been enacted. As a result, continued pressure on reimbursement rates may limit market expansion and adversely affect our operating results. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 37 Risks and Risk Management Reduction in research and development budgets and government funding may result in reduced sales. Our customers include pharmaceutical and biotechnology companies, academic institutions, and government and private laboratories. Demand for our products is influenced by fluctuations in research and development budgets, which can be impacted by funding availability, industry mergers, shifting spending priorities and institutional policies. Any significant reduction in Life Sciences research and development spending could adversely affect our financial performance. The pharmaceutical and biotechnology industries have undergone significant restructuring and consolidation in recent years. Further mergers may result in customer loss, reducing demand for our products and negatively impacting our results. We also sell to universities, government laboratories and private foundations, many of which rely on government grants, particularly from agencies like the U.S. National Institutes of Health (NIH), the largest source of Life Sciences funding in the country. While research funding has increased in recent years, future levels remain uncertain due to federal and state budget constraints. Government funding decisions, which are subject to unpredictable political processes, can cause purchasing delays and impact our sales. Efforts to reduce budget deficits have previously included cuts to NIH and other global research agencies. A reduction in government funding for Life Sciences research could significantly impact our business and results of operations. Competition could reduce our sales. The markets for our products are highly competitive. Many competitors have greater financial, operational, sales, marketing and research and development resources. They may develop new technologies that compete with or render our products obsolete and could gain regulatory approval from agencies such as the U.S. Food and Drug Administration (FDA) and international regulators. Competitors offering superior technology, cost-effective solutions or faster regulatory approval could adversely impact our sales and operations. Our business growth depends on converting users from competing products to our sample and assay technologies. However, switching suppliers can be time- consuming and costly, as customers must integrate new products into their workflows. If we fail to be first to market with innovative solutions, our competitive position and sales may suffer. Additionally, in commercial clinical diagnostics, we often compete with laboratory-developed tests (LDTs) created by our customers. Converting users from LDTs to our commercial assays remains a challenge, which may impact our market adoption and revenue. We rely on collaborative commercial relationships to develop and/or market some of our products. Our long-term strategy includes forming strategic alliances and marketing arrangements with academic, corporate and other partners for developing, commercializing and distributing our products. We may face challenges in negotiating these collaborations and maintaining them, and partners might develop competing products. Our Precision Diagnostics business collaborates with pharmaceutical and biotech companies to co-develop companion diagnostics for their drugs. The success of these programs depends on our partners' commitment, clinical trial outcomes and regulatory approvals. Sales of companion diagnostics are closely tied to the commercial success of the related drugs. Marketing QIAGEN products often relies on joint ventures or distributorships, especially in emerging markets where we partner with local companies. The success of these partnerships impacts our sales and profitability in these regions. Real or perceived defects in or misuse of our products could adversely affect our results of operations, growth prospects and reputation. We sell our products in over 160 countries, directly or through partners. Due to our extensive operations, tracking end-user usage can be challenging. Misuse or perceived misuse of our products could harm our reputation and customer trust, impacting market acceptance. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 38 Risks and Risk Management

Our customers, particularly in law enforcement and government, use our products for critical applications like forensic testing and human identification. They have low tolerance for defects, which could interfere with justice administration and damage forensic evidence. Defects or misuse, real or perceived, could lead to lost sales, increased service and replacement costs, reputational damage, customer loss, liability for damages and resource diversion, adversely affecting our business. If our products are used unethically or unlawfully, it could harm our reputation and operations. We strive to ensure ethical and lawful use but cannot guarantee against misuse claims. Allegations of misuse, even if unfounded, could damage our reputation. Our brand and reputation are crucial for business success. Maintaining them depends on delivering high-quality products and services. Negative reviews or publicity, especially in media, could harm our reputation and sales, adversely affecting our business and financial results. Stock and shareholder risks Fluctuations in results may impact the market price of our common shares. Our operating results can vary significantly from quarter to quarter and year to year, influenced by multiple factors, including: • Demand for our products and customer purchasing cycles • Timing of research budgets and commercialization efforts • Government funding allocations affecting customer spending • Regulatory approvals and research and development activities • Sales and marketing expenses, as well as exit activities • New product launches by us or competitors • Competitive market conditions and macroeconomic trends • Exchange rate fluctuations affecting international revenue We set expense levels based on anticipated sales trends, but actual sales and earnings may deviate from expectations, leading to variability in financial performance. As a result, our quarterly and annual results may not be indicative of future performance. If our results fail to meet or exceed analyst or investor expectations, the market price of our common shares could decline. Our common shares may have a volatile public trading price. The market price of our common shares has been highly volatile since our initial public offering in September 1996. Our shares have been listed on the New York Stock Exchange since January 10, 2018, after previously trading on Nasdaq. Over the past two years, our stock price has ranged from $37.63 to $51.88 and from €32.50 to €46.21 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors that may have a significant impact on the price of our common shares include: • New product launches or technological advancements by us or competitors • Changes in collaborations or partnerships • Quarterly financial performance and comparisons with peer companies • Regulatory, tax or patent law changes • Developments in intellectual property rights • Government funding for Life Sciences research • General market trends in diagnostics, pharmaceuticals and biotechnology • Foreign exchange rate fluctuations The stock market has experienced extreme price and volume fluctuations, particularly affecting technology-based companies, often unrelated to their operating performance. These broad market swings may negatively impact the price of our common shares. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 39 Risks and Risk Management Future sales and issuances of our common shares could adversely affect our stock price. The future sale or issuance of a large number of our common shares could negatively impact their market price. Dutch law allows a company to issue shares up to its authorized share capital as specified in its Articles of Association. Our authorized share capital is €9 million, divided into 410.0 million common shares, 40.0 million financing preference shares and 450.0 million preference shares, each with a €0.01 par value. As of December 31, 2025, approximately 216.9 million common shares were outstanding, with an additional 11.4 million reserved under stock plans, including shares subject to outstanding awards. Furthermore, up to 27.1 million shares may be issued upon conversion of debt. Most of our outstanding common shares can be sold without restriction, except those held by affiliates, which have resale limitations. Shareholders could be subject to unfavorable tax treatment. The tax treatment of an investment in our common shares may vary depending on the jurisdiction in which a shareholder is subject to tax, the shareholder’s particular circumstances and the manner in which the shares are held. Changes in tax laws, regulations, administrative guidance or interpretations in relevant jurisdictions, possibly with retroactive effect, could adversely affect the tax consequences of the ownership or disposition of our common shares. In addition, tax authorities could challenge the treatment applied by shareholders or intermediaries. Any such developments could result in unfavorable tax treatment for shareholders, including in respect of dividends, capital gains, withholding, transfer or other taxes, and could adversely affect the value of, and return on, an investment in our common shares. In addition, for U.S. federal income tax purposes, we could be classified as a passive foreign investment company, or PFIC, in any taxable year if either 75% or more of our gross income is passive income or 50% or more of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income. Based on our income, assets and activities for 2025, we do not believe that we were a PFIC for U.S. federal income tax purposes, and we do not currently expect to become a PFIC in the foreseeable future. However, the determination of PFIC status is made annually and depends on the composition of our income, assets and activities from time to time, as well as, in part, on the value of our assets, including goodwill, which may be affected by changes in the market price of our common shares. Accordingly, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any future taxable year, or that the IRS will not challenge any determination we make with respect to our PFIC status. If we were classified as a PFIC, U.S. holders of our common shares could be subject to adverse U.S. federal income tax consequences. Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover. Our Articles of Association require a two-thirds shareholder vote, representing over 50% of issued share capital, to suspend or dismiss Managing and Supervisory Directors against their wishes. If proposed by the joint Supervisory and Managing Boards, a simple majority is sufficient. Shareholders may also overrule Board nominations with the same two-thirds vote and share capital threshold. To prevent hostile takeovers, our Supervisory Board can issue preference shares if a third party acquires 20% or more of share capital or is deemed an "adverse person." This may discourage bids or lead to negotiations for better terms. In 2004, we granted the Dutch foundation Stichting Preferente Aandelen QIAGEN the option to acquire preference shares equal to all outstanding common shares minus one to block or delay an unfavorable change of control. The foundation must act in our and stakeholders' interests when exercising this option. Key restrictions on the Foundation’s ability to prevent or delay a change of control include the following: • protective shares may be issued only after a third party has publicly announced an offer; and • any such protective stake may be held for a maximum period of two years, after which the Foundation must reduce its holding to below the 30% voting rights threshold. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 40 Risks and Risk Management

Note regarding forward-looking statements and risk factors Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain statements included in this annual report and the documents incorporated herein by reference may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors that could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors above. As a result, our future success involves a high degree of risk. When considering forward-looking statements, readers should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 41 Risks and Risk Management Operating and Financial Review This section contains a number of forward-looking statements. These statements are based on current management expectations, and actual results may differ materially. Among the factors that could cause actual results to differ from management’s expectations are those described in Risk Factors and Note Regarding Forward-looking Statements and Risk Factors in this Annual Report. The discussion that follows focuses on 2025 with comparisons to 2024. For discussion of the year ended December 31, 2024, compared to 2023, refer to our December 31, 2024 Annual Report. Operating Results Overview Financial highlights of 2025 include: • Total net sales increased 6% in 2025 from 2024, driven by our pillars of growth and by high recurring revenues, which accounted for approximately 90% of total net sales. Favorable currency movements against the U.S. dollar had a positive impact on total net sales by one percentage point over the prior year. • The operating income margin in 2025 was 22.4% of sales compared to 5.9% in 2024, While the 2024 operating income margin included the impact of the 2024 Efficiency Program discussed in Note 6 "Restructuring," the improvement in operating income margin also reflects a reduction in operating expenses compared to 2024, driven by broad efficiency improvements that facilitated reinvestments into growth initiatives • Net cash provided by operating activities decreased 2% to $692 million in 2025 from $708 million in 2024. Cash flows in 2025 included cash restructuring payments for the 2024 Efficiency Program and reflected increased working capital requirements. Foreign Currencies The reporting currency of QIAGEN N.V. is the U.S. dollar. The functional currency of most of our subsidiaries are the local currencies of the countries in which they are headquartered. All amounts in the financial statements of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of equity at historical rates. Translation gains or losses are recorded in equity, and transaction gains and losses are reflected in net income. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 42 Financial and Share Performance

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Operating and Financial Review

Year Ended December 31, 2025, Compared to 2024

Net Sales

(in millions) Product type	2025 Net sales	2025 % of net sales	2024 Net sales	2024 % of net sales	% change
Consumables and related revenues	$1,876.4	90 %	$1,760.2	89 %	+7 %
Instruments	213.6	10 %	218.0	11 %	-2 %
Net sales	**$2,090.0**		**$1,978.2**		**+6%**

(in millions) Product group	2025 Net sales	2025 % of net sales	2024 Net sales	2024 % of net sales	% change
Sample technologies	$661.3	32 %	$642.0	32 %	+3 %
Diagnostic solutions	803.1	38 %	748.9	38 %	+7 %
PCR / Nucleic acid amplification	309.0	15 %	300.5	15 %	+3 %
Genomics / NGS	241.8	12 %	233.6	12 %	+3 %
Other	74.9	4 %	53.2	3 %	+41 %
Net sales	**$2,090.0**		**$1,978.2**		**+6%**

Sample technologies include the sale of consumables kits and instruments used to obtain DNA, RNA and proteins from biological samples. This product group grew 3% in 2025 to $661.3 million on higher sales of consumables, in particular automated kit sales. Favorable currency movements against the U.S. dollar positively impacted the sales of sample technologies by more than one percentage point in 2025 over the prior year.

Diagnostic Solutions include the sale of regulated consumable kits and instruments for use in clinical healthcare as well as revenues from our Precision Diagnostics portfolio and companion diagnostic co-development projects with pharmaceutical companies. Sales in this product group grew 7% in 2025 to $803.1 million, driven by solid gains in the sale of consumables, while instrument sales were lower compared to 2024. QIAstat-DX led the performance, with sales rising 27% in 2025, driven by ongoing strong instrument placements and solid consumables demand for all syndromic panels. QuantiFERON-TB also grew 11% in 2025, supported by conversion from the tuberculin test in all regions along with broader test-market expansion. Favorable currency movements against the U.S. dollar positively impacted this product group by approximately one percentage point in 2025 over the prior year.

PCR / Nucleic Acid Amplification involves consumable kits used in non-regulated applications. Overall product group sales grew 3% in 2025 to $309.0 million, primarily driven by strong demand for consumables, particularly in the QIAcuity digital PCR systems. QIAcuity delivered growth in 2025 as sales in consumables more than offset lower instrument sales impacted by ongoing cautious spending among Life Sciences customers. Other PCR consumables sales also grew compared to 2024, primarily driven by growth in the Enzymes and human ID/Forensics portfolio. Favorable currency movements

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Operating and Financial Review

against the U.S. dollar contributed more than a one percentage point improvement for this product group in 2025 compared with the prior year.

Genomics/NGS involves our portfolio of universal solutions as well as the full QIAGEN Digital Insights (QDI) portfolio. Sales in this product group rose 3% to $241.8 million in 2025, driven by higher sales from the QDI bioinformatics sales, with underlying strong growth in the portfolio enhanced by contributions from Genoox since its acquisition in mid-2025. Consumable sales on universal NGS panels for use on any sequencer also delivered growth compared to 2024. Favorable currency movements against the U.S. dollar positively impacted the sales in this product group by more than one percentage point in 2025 over the prior year.

Geographic region (in millions)	2025	2024	% change
Americas	$1,086.5	$1,031.6	+5 %
Europe, Middle East and Africa	712.8	648.5	+10 %
Asia Pacific, Japan and Rest of World	290.7	298.2	-2 %
Net sales	**$2,090.0**	**$1,978.2**	**+6%**

Net sales in the **Americas** region increased 5% in 2025, driven by improving demand for QuantiFERON, QIAstat-Dx and QIAcuity consumables. Higher sales were seen in the U.S. and Brazil, against lower results in Canada compared to 2024.

Net sales in the **Europe, Middle East and Africa (EMEA)** region increased 10% to $712.8 million in 2025, primarily driven by the sales in Germany, United Kingdom, France and Italy.

Net sales in the **Asia Pacific, Japan and Rest of World** region declined 2% in 2025, as lower demand in China offset higher sales in Australia and Japan.

Gross Profit

(in millions)	2025	2024	% change
Gross profit	$1,292.9	$961.8	+34%
Gross margin	61.9%	48.6%	

Variations in sales levels between periods can lead to fluctuations in gross profit, as gross margin is affected by changes in the sales mix and performance of individual products. In 2025, gross margin benefited from a favorable sales mix, as sales of consumables and related products—which carry a higher gross margin than instrumentation products—increased by 7%. Additionally, the impact of the sales mix was also favorable within the instrumentation category, where net sales declined by 2%, mitigating the effect of lower-margin products. Furthermore, gross profit absorbed the negative impact of new tariffs.

The gross margin in 2025 is higher compared to 2024 in part due to total restructuring charges of $295.1 million, which include $93.5 million of inventory write-offs and $133.7 million of intangible asset impairments recorded in connection with the 2024 Efficiency Program discussed in Note 6 "Restructuring."

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Operating and Financial Review

Operating Expenses

	2025		2024		
(in millions)	Expenses	% of net sales	Expenses	% of net sales	% change
Sales and marketing expense	($465.7)	22.3 %	($460.0)	23.3 %	+1%
Research and development expense	(177.1)	8.5 %	(183.3)	9.3 %	-3%
General and administrative expense	(123.0)	5.9 %	(110.8)	5.6 %	+11%
Restructuring, acquisition, integration and other, net	(59.3)	2.8 %	(90.2)	4.6 %	-34%
Other operating income	0.2	— %	0.4	— %	
Other operating expense	(0.4)	— %	(0.6)	0.0 %	
Total operating expenses, net	**($825.3)**	**39.5 %**	**($844.4)**	**42.7 %**	
Income from operations	$467.6	22.4 %	$117.3	5.9 %	

Sales and Marketing
Sales and marketing expenses increased 1% to $465.7 million in 2025 but declined to 22.3% of sales from 23.3% in 2024. The overall increase in sales and marketing expenses primarily reflects changes in freight and other supply chain costs as well as an unfavorable currency impact of $7.8 million. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses, and other promotional expenses. The increased use of digital customer engagement continues to build on new customer habits and enhances customer engagement, with a focus on greater efficiency and effectiveness.

Research and Development
Research and development expenses decreased 3% to $177.1 million in 2025 and decreased to 8.5% of sales from 9.3% in 2024. The decrease reflects the June 2024 decision to discontinue the NeuMoDx system, partially offset by a $5.5 million unfavorable currency impact. We continue to focus on investments targeted to drive sustainable growth. As we continue to discover, develop and acquire new products and technologies, we expect to incur additional expenses related to facilities, licenses and employees engaged in research and development. Overall, research and development costs are expected to increase as a result of seeking regulatory approvals, including U.S. FDA Pre-Market Approval (PMA), U.S. FDA 510(k) clearance and EU CE approval of certain assays or instruments. Further, business combinations, along with the acquisition of new technologies, may increase our research and development costs in the future. We have a strong commitment to innovation and expect to continue to make investments in our research and development efforts.

General and Administrative
General and administrative expenses increased 11% to $123.0 million in 2025 and increased to 5.9% of sales from 5.6% in 2024. These results reflect investments in our information technology systems (including an upgrade of the SAP enterprise resource planning system) and into cyber security measures offset by efficiency gains across many administrative functions. General and administrative costs include an unfavorable currency impact of $3.5 million in 2025. In the future, we expect to incur higher costs due to increased licensing and information technology expenses, as well as increased cyber security costs.

Restructuring, Acquisition, Integration and Other, net
Restructuring, acquisition, integration and other, net expenses decreased to $59.3 million in 2025, or 2.8% of sales, from $90.2 million, or 4.6% of sales, in 2024. Expenses incurred in 2025 primarily included charges related to

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Operating and Financial Review

restructuring programs, as discussed further in Note 6 "Restructuring," namely the 2024 Efficiency Program and a continuation of efficiency measures into the 2025 Restructuring Program. Expenses incurred in 2024 included charges related to the 2024 Efficiency Program as well as integration costs related to our acquisition of Verogen, Inc., in January 2023. We expect to incur additional restructuring, acquisition, integration and other costs.

Financial Income (Expense)

(in millions)	2025	2024	% change
Financial income	$64.3	$68.0	-5 %
Financial expense	(37.8)	(47.3)	-20 %
Gain from equity accounted investments	4.4	5.7	-23 %
Non-monetary (loss) gain, net	(0.9)	0.2	-525 %
Other financial results	(27.1)	47.4	-157 %
Total financial income, net	**$3.0**	**$74.0**	**-96%**

Financial income includes interest earned on cash, cash equivalents and current financial assets, income related to certain interest rate derivatives as discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" and other components including the interest portion of operating lease transactions. The fluctuation in 2025 compared to the prior year attributable to changing interest rates and the duration and level of short-term investments held during the period.

Financial expense primarily relates to debt, as discussed in Note 16 "Financial Debts" in the accompanying notes to consolidated financial statements. The decrease in 2025 compared to 2024 is driven by the repayment of a portion of the 2027 Notes totaling $474.0 million and the repayment of one tranche of 2022 Schuldschein in July 2025 for $60.2 million, partially offset by the issuance of the 2032 Notes in September 2025 totaling $750.0 million. Interest expense was also lowered by capitalized interest associated with assets under construction.

Our share of income from equity accounted investments resulted to gains of $4.4 million and $5.7 million for the years ended December 31, 2025 and 2024, respectively, as discussed in Note 11 "Equity Accounted Investments."

Other financial results was $27.1 million of loss for the year ended December 31, 2025 which primarily included $19.0 million related to the fair value change in warrants and embedded conversion option as discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" and a loss of $8.4 million on foreign currency transactions.

Other financial results was $47.4 million of gain for the year ended December 31, 2024. Other financial results included $44.5 million related to the fair value change in warrants and embedded conversion option and a loss of $4.5 million on foreign currency transactions.

Income Tax Expense

(in millions)	2025	2024	% change
Income before income tax expense	$470.6	$191.4	+146%
Income tax expense	(68.6)	(34.3)	+100%
Net income	**$402.0**	**$157.1**	
Effective tax rate	14.6 %	36.4 %	

In 2025, our effective tax rate was 14.6% compared to 36.4% in 2024. Our effective tax rate differs from the Netherlands' statutory tax rate of 25.8% due in part to our operating subsidiaries being exposed to statutory tax rates ranging from zero to 35%. Fluctuations in the distribution of pre-tax income or loss among our operating subsidiaries can lead to fluctuations of the effective tax rate in the consolidated financial statements. We record partial tax exemptions on foreign income primarily derived from operations in Germany. These foreign tax benefits are due to a combination of favorable tax laws and exemptions in these jurisdictions, including intercompany foreign royalty income in Germany which is statutorily exempt from trade tax. Further, we have intercompany financing arrangements in which the intercompany income is subject to lower statutory income tax rates. The Organization for Economic Co- operation and Development (OECD) has implemented a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two) effective January 1, 2024. The Netherlands formally enacted the Pillar Two legislation into domestic law. We are subject to the top-up tax in relation to our operations in Poland in 2025. See Note 17 "Income Tax" to the consolidated financial statements for a full reconciliation of the Netherlands' statutory income tax rate to the effective tax rate. In future periods, our effective tax rate may fluctuate due to similar or other factors as discussed in "Changes in tax laws, regulatory interpretations or reductions in government tax incentives could increase our effective tax rate, impact our financial flexibility and adversely affect our results of operations" in Risk Factors. Liquidity and Capital Resources To date, we have funded our business through internally generated funds, debt, as well as private and public sales of equity. Our primary use of cash has been to strengthen our business operations, to fund dividends and capital repayments to shareholders and to repay debt, while our investing activities have focused on capital expenditure requirements and acquisitions. (in millions) 2025 2024 Cash and cash equivalents $838.6 $663.0 Current financial assets 259.9 489.4 Total cash and cash equivalents and current financial assets $1,098.5 $1,152.5 Working capital $1,464.6 $955.5 Cash and cash equivalents are primarily held in U.S. dollars and euros, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2025, cash and cash equivalents had increased by $175.6 million from December 31, 2024, primarily as a result of cash provided by operating activities of $692.0 million, partially offset by cash used in investing activities of $315.7 million and cash used in financing activities of $206.1 million as discussed in the Cash Flow Summary below. The decrease in current financial assets at December 31, 2025, is the result of our active cash management. The overall higher cash and cash equivalent balance together with a lower current portion of long-term debt led to the increase of working capital at December 31, 2025. Cash Flow Summary (in millions) 2025 2024 Net cash provided by operating activities $692.0 $707.8 Net cash used in investing activities (315.7) (259.4) Net cash used in financing activities (206.1) (446.8) Effect of exchange rate changes on cash and cash equivalents 5.3 (5.9) Net increase (decrease) in cash and cash equivalents $175.6 ($4.3) Operating Activities For the year ended December 31, 2025, we generated net cash from operating activities of $692.0 million compared to $707.8 million in 2024. While net income was $402.0 million in 2025, non-cash components in income included $202.6 million of depreciation and amortization, $50.4 million of share-based compensation $22.4 million non-cash impairments primarily recorded in connection with the program discussed in Note 6 "Restructuring," as well as the impairment of an equity method investment as further discussed in Note 11 "Equity Accounted Investments." and $3.4 million of amortization of debt discount and issuance costs. The decrease in net cash provided by operating activities in 2025 compared to 2024 primarily includes a net decrease in net operating assets driven by increased accounts receivable as well as inventories, and decreased accounts payable and accrued and other liabilities, including restructuring related payments. Because we heavily rely on QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 47 Operating and Financial Review cash generated from our operating activities to fund our business, a decrease in demand for our products, longer collection cycles or significant technology advances by competitors could have a negative impact on our liquidity. Investing Activities Approximately $315.7 million of cash was used in investing activities in 2025 compared to $259.4 million in 2024. Investing activities during 2025 consisted principally of $369.0 million for purchases of unquoted debt securities, $291.2 million of net cash paid for the acquisition of Genoox and Parse Biosciences, $130.3 million paid for intangible assets, $76.8 million in cash paid for purchases of property and equipment and $32.2 million paid to our derivative counterparties to collateralize our derivative liabilities with them as discussed in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" and this was partially offset by cash inflows of $597.1 million from the redemption of unquoted debt securities. Cash used in investing activities during 2024 consisted principally of $685.9 million for purchases of unquoted debt securities, $103.2 million paid for intangible assets and $68.0 million for purchases of property, plant and equipment. This was partially offset by cash inflows of $585.0 million from the redemption of unquoted debt securities and $25.4 million received from our derivative counterparties to collateralize our derivative liabilities with them. Financing Activities For the year ended December 31, 2025, cash used in financing activities was $206.1 million compared to $446.8 million in 2024. Financing activities during 2025 included $534.2 million for the repayment of long-term debt, $280.1 million capital repayment made as part of a synthetic share repurchase discussed in Note 18 "Equity," $54.2 million of cash dividends paid, $27.3 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards, $27.1 million payment of leases and $16.1 million paid to our derivative counterparties to collateralize derivative assets that we hold with them. This was partially offset by $742.3 million from the issuance of convertible notes. In 2024, cash used in financing activities totaled $446.8 million and consisted of $601.5 million for the repayment of long-term debt, $34.2 million paid in connection with net share settlement for tax withholding related to the vesting of stock awards, and $23.9 million payment of leases partially offset by $494.2 million received from the issuance of convertible notes and $11.4 million paid to our derivative counterparties to collateralize derivative assets that we hold with them. Other Factors Affecting Liquidity and Capital Resources As of December 31, 2025, we carry $1.4 billion of long-term debt, all of which is long-term. In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on December 18, 2025, and executed on January 8, 2026, and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. A total $496.7 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 5.0% to 206.8 million (of which 0.7 million are held in Treasury shares) as of January 31, 2026. In September 2025, we issued a $750.0 million aggregate principal amount of 2.0% coupon convertible notes due 2032 (2032 Notes). The 2032 Notes will mature on September 4, 2032, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Financial Debts." In June 2025, our shareholders approved a cash dividend totaling $54.2 million, which was paid in July 2025 as further discussed in Note 18 "Equity." In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. A total $280.1 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 2.8%. In December 2024, we renewed the €400 million syndicated revolving credit facility with a tenor of five years, and with the ability to be extended twice by a QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 48 Operating and Financial Review

one-year period. No amounts were utilized during 2025. The facility can be utilized in euros and bears interest of 0.550% to 1.500% above EURIBOR and is offered with interest periods of one, three or six months. The interest rate margin is subject to our leverage ratio. No amounts were drawn under the syndicated revolving credit facility in 2025. We have additional credit lines totaling €13.0 million with no expiration date. €8.2 million of these facilities are used for bank guarantees and were not drawn in cash as of December 31, 2025. In September 2024, we issued a $500.0 million aggregate principal amount of 2.5% coupon convertible notes due 2031 (2031 Notes). The 2031 Notes will mature on September 10, 2031, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Financial Debts." In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. A total $295.2 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 3%. In July and August 2022, we completed a German private placement bond (2022 Schuldschein), which was issued in various tranches totaling €370.0 million due in various periods through 2035 as described more fully in Note 16 "Financial Debts." Interest rates are linked to our ESG performance. Following the July 2025 repayment of $60.2 million at maturity, $373.7 million remains outstanding as of December 31, 2025. In December 2020, we issued a $500.0 million aggregate principal amount of zero-coupon convertible notes due in 2027 (2027 Notes). During the year on the December 17, 2025, put date, $474.0 million of the 2027 Notes was repaid at the election of the bondholders, after which the remaining $23.2 million was reclassified to long-term debt. The remaining 2027 Notes will mature on December 17, 2027, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Financial Debts." In November 2018, we issued a $500.0 million aggregate principal amount of cash convertible senior notes due in 2024 (2024 Notes), which were due and repaid in November 2024. In 2017, we completed a German private placement (2017 Schuldschein) consisting of various tranches denominated in U.S. dollars or euros at either floating or fixed rates and due at various dates through June 2027. As of December 31, 2025, a total of $17.0 million is outstanding. We have lease obligations, including interest, in the aggregate amount of $182.8 million, of which $34.1 million was current as of December 31, 2025. We also have purchase obligations of $148.7 million and license commitments of $18.5 million. In connection with certain acquisitions that we have completed, QIAGEN could be required to make additional contingent cash payments of up to $71.9 million based on the achievement of certain revenue and operating results milestones. These obligations are further discussed in Note 13 "Leases" and Note 20 "Commitments and Contingencies" in the consolidated financial statements. Liabilities associated with uncertain tax positions, including interest and penalties, were estimated at $149.5 million as of December 31, 2025. Ultimate settlement of these liabilities is dependent on factors outside of our control, such as examinations by the respective taxing authorities and expiration of statutes of limitation for assessment of additional taxes. Therefore, we cannot reasonably estimate when, if ever, this amount will be paid. We did not use special purpose entities and did not have any off-balance sheet financing arrangements during the years ended December 31, 2025 and 2024. We expect that cash from financing activities will continue to be impacted by issuances of our common shares in connection with our share-based compensation plans, and that the market performance of our shares will impact the timing and volume of the issuances. Additionally, we may make future acquisitions or investments requiring cash payments, the issuance of additional debt or equity financing. We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from any public and private sales of equity, and availability of financing facilities, would be sufficient to fund our planned operations and expansion in the coming year. However, any global economic QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 49 Operating and Financial Review downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected. Policy on Dividend Distribution To further support shareholder value, QIAGEN implemented a dividend policy in 2025, and the first annual dividend was paid to shareholders after the proposal was approved by shareholders at the Annual General Meeting (AGM) in June 2025. QIAGEN's objective is to provide shareholders with a steadily increasing dividend, distributed on an annual basis after the AGM. Each year, the Managing Board—after receiving prior consent from the Supervisory Board— presents a dividend proposal at the AGM detailing the suggested payout for the preceding year. The actual dividend declared depends on the presence of distributable profits, accumulated earnings and available cash. Any dividend proposal may also be influenced by factors such as anticipated future liquidity needs, including investments to expand production capacity, as well as working capital requirements, financing required for ongoing research and development initiatives and potential acquisition opportunities. Additionally, any changes in relevant tax or corporate legislation could impact the dividend proposal. Dividends are distributed from retained earnings as reported in our annual financial statements. Credit Rating We currently do not have a public rating issued by any credit rating agency. QIAGEN Perspectives for 2026 The Managing Board expects that in 2026 QIAGEN will continue to execute its strategy aimed at sustainable long-term value creation. We will remain focused on disciplined execution, innovation, customer relevance and responsible capital allocation, while taking into account the interests of its stakeholders. Priority will continue to be given to the further development of QIAGEN’s strategic Growth Pillars involving Sample technologies, QIAstat-Dx, QIAcuity, QIAGEN Digital Insights and QuantiFERON. In these areas, QIAGEN expects to focus on innovation, menu and application expansion, automation, digital capabilities and the strengthening of market positions in selected growth markets. QIAGEN also expects to maintain a prudent financing approach in 2026. The company expects that planned operations and investments will continue to be funded primarily from funds from operations, existing cash resources and available financing facilities, while remaining focused on financial flexibility, balance sheet discipline, responsible capital allocation and shareholder returns. QIAGEN expects to continue aligning its workforce and organizational structure with its strategic priorities. This includes further organizational alignment and efficiency measures. QIAGEN will continue to focus on quality, regulatory compliance, supply continuity, cyber security and effective risk management. We operate in an environment characterized by macroeconomic uncertainty, geopolitical developments, regulatory change, competitive dynamics and rapid technological progress. These factors may influence the pace and extent to which strategic priorities are realized. The Managing Board considers QIAGEN well positioned to continue the execution of its strategy in 2026, while recognizing that actual developments may differ from current expectations. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 50 Operating and Financial Review

Market environment In 2025, the global economy continued to expand at a moderate pace as inflation pressures eased and financial conditions stabilized in many major markets. While growth remained below the long-term pre-pandemic average, improved investor sentiment and resilient corporate results supported another positive year for global equity markets. In the United States, major equity indices delivered strong returns, driven largely by continued momentum in technology and innovation-led sectors as well as improving macroeconomic visibility. The S&P 500 gained about 16% during the year, supported by solid corporate earnings and sustained investor interest in artificial intelligence and digital transformation across industries. European equity markets also delivered strong performance. The German DAX Index posted gains of more than 20% in 2025, reflecting improving sentiment toward European equities, declining inflation and continued demand for globally competitive industrial and technology companies. Within the life sciences and diagnostics sector, equity performance was more mixed. After several years of extraordinary pandemic-driven demand, many companies continued to adjust to more normalized market conditions. Investor focus shifted toward companies demonstrating strong operational execution, resilient recurring revenue streams and clear long-term innovation pipelines. Global shares listed in the U.S. and Europe QIAGEN's global shares have been traded in the United States since 1996 and are currently traded on the New York Stock Exchange (NYSE: QGEN) and in Germany on the Frankfurt Stock Exchange (XETRA: QIA) since 1997. Since 2003, they have also been listed in the Frankfurt exchange's Prime Standard segment, which requires stricter reporting and transparency standards, and are traded on both the XETRA electronic platform and the Frankfurt Börse floor. These shares provide equal rights to all shareholders and are available for trading in U.S. dollars or euros on either exchange. QIAGEN's listing on the NYSE allows us to tap into a broad base of international investors, particularly in the U.S. The NYSE listing supports our visibility in North American markets, where our products are widely used in research and healthcare. Our listing on the Frankfurt Stock Exchange caters to investors who want to invest in QIAGEN through the euro and reflects the integration of QIAGEN into the European economic landscape as a company headquartered in the Netherlands along with a strong presence in Germany. The dual listing on these important stock exchanges enhances QIAGEN’s global investor base and improves liquidity for our Global Shares while increasing the opportunity to attract investors, particularly those in the U.S. restricted to holding only U.S. dollar-denominated investments, as well as international investors who cannot invest in U.S. dollars. Share price and liquidity In 2025, QIAGEN, listed as QGEN on the NYSE and QIA on the Frankfurt Stock Exchange, traded in a stable range amid mixed conditions for the Life Sciences and diagnostics sector. On the NYSE, QGEN ended the year up about 1%, while on the Frankfurt Exchange, QIA declined about 10%, mirroring the results on the NYSE generally, in addition to weaker trends of the euro against the U.S. dollar. QIAGEN’s share performance reflected the continued normalization of demand across the life sciences tools and diagnostics sector following the pandemic period. While performance lagged the broader U.S. equity market, which delivered strong gains in 2025, QIAGEN’s results were broadly in line with industry peers and stronger than some companies that faced more significant post-pandemic adjustments. Our shares continued to offer high liquidity, with an average daily trading volume of approximately 1.86 million in 2025, of which about 1.32 million traded in the U.S. and about 0.54 million traded in Germany. As of December 31, 2025, the free float, which affects weighting of QIAGEN shares in various indexes, was approximately 99%. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 51 QIAGEN Shares Shareholder structure QIAGEN has a well-diversified, global investor base that includes over 400 identified institutional investors, with approximately 52% of shares held in North America, 38% in Europe and the remainder in other regions. As of year end of 2025, the Managing Board and Supervisory Board collectively held less than 1% of QIAGEN’s outstanding common shares. Market capitalization 2025 Year-end market capitalization (in $ million) 9,755 Year-end market capitalization (in € million) 8,385 Annual shareholder meeting At the Annual General Meeting on June 26, 2025, in Venlo, the Netherlands, shareholders overwhelmingly approved all agenda items. A total of 80% of QIAGEN shares were voted at the meeting, representing approximately 175.0 million of QIAGEN's 217.7 million issued shares as of the record date. Details of attendance and voting results are available at corporate.QIAGEN.com. Investor relations and shareholder engagement QIAGEN is dedicated to providing shareholders, analysts and global communities with clear, comprehensive and accessible information about its performance, strategy, vision, mission and future prospects. Engagement efforts include individual calls, roadshows and participation in broker-sponsored investor conferences. QIAGEN's Investor Relations team has been consistently recognized as having one of the top teams in the EMEA region within the MedTech industry. Investor events hosted by QIAGEN have been recognized for improving investor access through our virtual "Deep Dive" format. Since December 2024, we have held three publicly announced Deep Dive events to increase transparency about our growth pillars, including virtual one-hour sessions. 2025 Shareholder Structure by Geography 41% 8%7% 14% 11% 17% 2% US Germany France United Kingdom Canada Other Non-Institutional 2025 Shareholder Structure by Investor Type 9% 33% 20% 21% 15% 2% Yield Value Index Growth Other Non-Institutional QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 52 QIAGEN Shares

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 53

QIAGEN Shares

QIAGEN share indexes and prices - USA (NYSE)

Our shares have traded on the New York Stock Exchange (NYSE) since 2018 under the symbol QGEN. Before that, they traded on Nasdaq under the same symbol after our initial public offering (IPO) in 1996.

New York Stock Exchange (NYSE)	2025
Year-end price	$44.97
High	$51.88
Low	$37.63
Average daily trading volume (in million shares)	1.32

The following tables set forth the annual high and low sale prices for the past five years, the quarterly high and low sale prices for the past two years and the monthly high and low sale prices for the past six months on the NYSE.

	High ($)	Low ($)
Annual:		
2021	59.00	45.58
2022	55.12	40.38
2023	51.18	34.74
2024	47.44	39.03
2025	51.88	37.63

	High ($)	Low ($)
Quarterly 2024:		
First Quarter	45.87	42.08
Second Quarter	46.01	39.03
Third Quarter	47.44	39.73
Fourth Quarter	46.66	40.35
Quarterly 2025:		
First Quarter	47.93	37.63
Second Quarter	48.36	38.13
Third Quarter	51.88	43.74
Fourth Quarter	49.59	42.82
Quarterly 2026:		
First Quarter (through March 16)	57.82	40.28

	High ($)	Low ($)
Monthly:		
October 2025	49.59	44.85
November 2025	48.69	42.82
December 2025	48.13	44.51
January 2026	57.82	46.07
February 2026	53.30	47.37
March 2026 (through March 16)	49.71	40.28

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 54

QIAGEN Shares

QIAGEN share indexes and prices - Germany (XETR)

Our shares have traded on the Frankfurt Stock Exchange (Xetra) under the symbol QIA since a secondary IPO in September 1997. In September 2021, QIAGEN joined the DAX Index of the 40 largest German blue-chip companies by market capitalization, placing us among the country's top publicly traded companies.

Frankfurt Stock Exchange (XETR)	2025
Year-end price	€38.66
High	€46.21
Low	€32.50
Average daily trading volume (in million shares)	0.54

The following tables set forth the annual high and low sale prices for the past five years, the quarterly high and low sale prices for the past two years and the monthly high and low sale prices for the past six months on the Frankfurt Stock Exchange.

	High (€)	Low (€)
Annual:		
2021	51.56	37.38
2022	49.37	37.95
2023	48.36	32.74
2024	44.13	36.59
2025	46.21	32.50

	High (€)	Low (€)
Quarterly 2024:		
First Quarter	42.19	38.77
Second Quarter	42.36	36.59
Third Quarter	42.81	36.75
Fourth Quarter	44.13	38.13
Quarterly 2025:		
First Quarter	46.21	35.00
Second Quarter	41.51	32.50
Third Quarter	44.45	37.18
Fourth Quarter	42.48	37.00
Quarterly 2026:		
First Quarter (through March 16)	48.80	35.28

	High (€)	Low (€)
Monthly:		
October 2025	42.48	37.77
November 2025	42.09	37.00
December 2025	41.38	37.79
January 2026	48.80	38.25
February 2026	45.03	40.07
March 2026 (through March 16)	42.52	35.28

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 55 Corporate Governance 59 Governance Structure 61 Managing Board 63 Supervisory Board 70 Supervisory Board Report 81 Board-Related Matters 83 Shareholder Meetings and Share Capital 89 Additional Information 94 Corporate Governance Statement 95 Remuneration Report 120 Responsibility Statement of the Managing Board Dear Stakeholders, It is an honor to address you for the first time as Chair of the Supervisory Board of QIAGEN. Over the past year, QIAGEN made meaningful progress through disciplined execution and a clear focus on long-term value creation. This was achieved during a period of geopolitical uncertainty, uneven economic conditions and significant change across Life Sciences and molecular diagnostics. For the Supervisory Board, long-term value creation remains the central measure of progress. It guides our oversight of strategy, capital allocation, leadership development, risk management and governance. During the year, we saw further evidence of QIAGEN’s ability to serve customers across the continuum from academic research to clinical healthcare. That progress is grounded in a clear mission: helping customers unlock molecular insights that advance science and improve healthcare. QIAGEN’s vision of making improvements in life possible reflects the impact of this work every day. Our QIAGENers help bring that vision to life by enabling customers to advance science and improve healthcare for patients around the world. Following the Annual General Meeting in 2025, I succeeded Lawrence A. Rosen as Chair of the Supervisory Board. Larry served on the Supervisory Board for 12 years and brought broad international management experience, deep financial acumen, operational expertise and steady leadership. On behalf of the entire Supervisory Board, I thank him for his service and for his many contributions to QIAGEN’s development. We also express our sincere thanks to Prof. Dr. Elaine R. Mardis and Prof. Dr. Ross L. Levine, who stepped down from the Supervisory Board after years of valued service. Elaine served since 2014 and contributed highly regarded scientific expertise and perspective during an important period for QIAGEN. Ross brought valuable scientific insight to the Supervisory Board and stepped down in January 2026 upon assuming a new leadership role at Memorial Sloan Kettering Cancer Center. We are pleased that Ross will continue to lead QIAGEN’s Scientific Advisory Board with a distinguished group of international experts. I would also like to recognize a figure of special importance to QIAGEN, Dr. Metin Colpan, who will conclude his service on the Supervisory Board at the Annual General Meeting in June 2026. As a co-founder and QIAGEN’s first Chief Executive Officer, Metin was instrumental in building QIAGEN from the ground up. He helped define its scientific foundation while bringing the entrepreneurial drive and leadership that shaped its early development and long-term direction. Naming him Honorary Chairman is a fitting recognition of that extraordinary contribution. We were also pleased to welcome Mark Stevenson to the Supervisory Board in January 2026. He brings more than 30 years of deep industry experience, including senior leadership roles at Life Technologies, Applied Biosystems and Thermo Fisher Scientific, which further strengthens the Board. These changes reflect the significant evolution of the Supervisory Board over the past five years. Following the AGM in June, seven of the eight Supervisory Board members proposed for appointment will have joined since 2021. This level of renewal reflects a deliberate effort to refresh and strengthen the Supervisory Board to complement its already strong profile. We will continue to evaluate its composition carefully against our strategic priorities and support orderly succession planning and further strengthen the Board’s profile over time. An important priority is to manage the pace of this transition appropriately and maintain continuity. Combined with the fresh perspectives of more recently appointed members, the contributions of longer-tenured members have helped guide QIAGEN through this period of renewal in a disciplined and effective way. Leadership succession at the management level is one of the Supervisory Board’s most important responsibilities. In that context, we announced in November 2025 that Thierry Bernard will step down as Chief Executive Officer once a successor has been appointed. Thierry joined QIAGEN in 2015 and has led the company since 2019. On behalf of the Supervisory Board, I would QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 56 Message from the Chair of the Supervisory Board like to thank Thierry for his leadership, his dedication to QIAGEN and his commitment during this transition period. Under Thierry’s leadership, QIAGEN strengthened its portfolio across Life Sciences and diagnostics, delivered consistent performance and built a strong foundation for profitable growth. The Supervisory Board is encouraged by the candidates under consideration and continues to assess both the best leadership fit for QIAGEN and the timing of when a new CEO could join the company. Our aim is for the new CEO to begin in the second half of 2026. Until then, Thierry continues to lead QIAGEN with focus and commitment, helping ensure continuity and a smooth transition. Throughout the year, the Supervisory Board remained closely engaged in its role of oversight and counsel. Our discussions with the Managing Board focused on performance, strategic priorities, capital allocation, innovation, operational execution, succession planning, compliance, risk management and governance, as well as changes in market conditions and customer needs. In all of this work, our responsibility is clear: to monitor management carefully and support decisions that strengthen QIAGEN over the long term in the interests of all stakeholders. An important area of focus has been supporting QIAGEN’s strategy to invest behind its Growth Pillars, where it has attractive positions and clear opportunities to expand leadership. We also monitored execution against the 2028 targets announced in 2024, with a clear focus on accountability and results. Capital deployment is one of the clearest ways the Supervisory Board helps shape long-term value creation. In an industry undergoing significant change, we believe capital should be allocated with discipline and directed to the opportunities that offer the strongest returns and the greatest potential to strengthen QIAGEN’s future growth. Our approach is straightforward. We invest first in the business, especially in commercial capabilities and research and development, where innovation, differentiation and market leadership provide the strongest basis for future success. We also pursue targeted acquisitions with strong strategic fit that add important technologies, strengthen the portfolio and expand QIAGEN’s reach into related growth areas. The acquisitions of Parse Biosciences and Genoox in 2025 reflect this approach. Parse strengthened QIAGEN’s position in single cell analysis, while Genoox added AI-enabled software capabilities for clinical genomics and data interpretation. We view these investments not only through the lens of strategic fit, but also through their ability over time to support solid profitable growth. Capital deployment also includes delivering attractive returns to shareholders in a balanced and disciplined way. In 2025, QIAGEN returned more than $850 million to shareholders through share repurchase programs and the introduction of an annual dividend. This reflects our commitment to balancing investment for future growth with disciplined shareholder returns. As we have stated publicly and in our discussions with shareholders, the Supervisory Board fully understands its fiduciary responsibilities to review strategic opportunities for QIAGEN. We did so in 2025 and continue to do so in 2026, and we will continue to evaluate such opportunities with discipline, guided by clear criteria: strong financial returns for QIAGEN shareholders, support for the interests of our broader stakeholders and a realistic path to completion. Above all, QIAGEN’s achievements depend on the commitment of our QIAGENers around the world. Their expertise, dedication and focus on customers continue to set QIAGEN apart. On behalf of the Supervisory Board, I would like to express my sincere appreciation and thanks to all QIAGENers for their professionalism, energy and commitment. They turn QIAGEN’s vision of making improvements in life possible into reality every day by helping customers advance science and improve healthcare. As we look ahead, the long-term drivers supporting QIAGEN remain compelling, including growing demand for high-quality molecular insights, efficient workflows, advanced diagnostics and deeper biological QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 57 Message from the Chair of the Supervisory Board understanding. QIAGEN has the capabilities and strategic focus to build on these opportunities, and we are confident in its future as the next phase of leadership begins. The Supervisory Board remains committed to ensuring that QIAGEN is led with discipline, governed with rigor and positioned to create long-term value. I thank our employees, shareholders, customers and partners for their continued trust and support. Yours sincerely, Stephen H. Rusckowski Chair of the Supervisory Board April 2026 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 58 Message from the Chair of the Supervisory Board

We understand the significance of clear and transparent corporate governance rules and have aligned our internal organization and processes with these principles where appropriate. This section provides an overview of our corporate governance structure and includes details of the information required under the Dutch Corporate Governance Code 2025 (published at www.mccg.nl) (the Dutch Code). The Dutch Code is applicable to QIAGEN N.V. (in the following, also referred to as QIAGEN or the company) as a publicly listed company incorporated under the laws of the Netherlands with a registered seat in Venlo, Netherlands. The Dutch Code contains the principles and concrete provisions which the persons involved in a listed company (including Managing Board members and Supervisory Board members) and stakeholders should observe in relation to one another. QIAGEN is a "Naamloze Vennootschap," or N.V., a Dutch limited liability company similar to a corporation in the United States. We have a two-tier board structure under which QIAGEN is managed by a Managing Board that consists of executive management and acts under the supervision of an independent Supervisory Board (non-executives). Employee and other worker representatives are not included in either the Supervisory Board or the Managing Board. It is in the interest of QIAGEN and all of our stakeholders, including shareholders, that each board performs its functions appropriately with a clear division of responsibilities, inclusive of interactions with the General Meeting of Shareholders (General Meeting) and the external auditor, to operate in a well- functioning system of checks and balances. The Supervisory Board follows the principle of increasing stakeholder value and has always pursued the highest standards in corporate governance. QIAGEN is committed to ensuring a corporate governance structure that best suits its business and stakeholders and that complies with relevant rules and regulations. Our corporate governance practices are generally derived from the provisions of the Dutch Civil Code and the Dutch Corporate Governance Code, although there are some minor deviations due to factors such as legal requirements imposed by other jurisdictions in which QIAGEN's shares are listed as well as due to industry standards. A brief summary of the principal differences is presented in the section Dutch Corporate Governance Code - Comply or Explain. Requirements – U.S. Our global shares are registered and traded in the United States on the New York Stock Exchange (NYSE). Consequently, we must comply with requirements of U.S. legislation, such as the Sarbanes-Oxley Act of 2002, as well as other regulations enacted under U.S. securities law. In addition, we are subject to the NYSE listing standards that are applicable to "foreign private issuers" such as QIAGEN. A brief summary of the principal differences is presented under the section NYSE Exemptions. Requirements – EU and Germany Our global shares are also listed in Germany on the Frankfurt Stock Exchange in the Prime Standard segment, where QIAGEN is a member of the DAX Index of the 40 largest blue-chip stocks in Germany. QIAGEN is also a member of the TecDAX Index composed of the country’s leading technology companies. Accordingly, we are required to follow the applicable European regulations and German capital market laws, in particular the EU Market Abuse Regulation No 596/2014 and the German Securities Trading Act (Wertpapierhandelsgesetz). We believe all of our operations are carried out in accordance with legal frameworks, including Dutch Corporate Law, U.S. laws and regulations, EU regulations and applicable German and U.S. capital market laws. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 59 Governance Structure QIAGEN operates under a two-tier corporate structure General Meeting • Each share carries one vote • Decisions on key topics (e.g., authorizations to Supervisory Board to issue shares and repurchase shares, adoption of the remuneration policies for the Managing Board and Supervisory Board and the appointment of independent auditors) Reports to Elects and ratifies Reports to Elects and ratifies Close cooperation for the benefit of the company Executive Committee Managing Board Supervisory Board • Comprised of experienced leaders across the company allowing for functions, businesses and markets to be represented at the highest level • The Managing Board is accountable for the actions and decisions by the Executive Committee • Top management body of QIAGEN N.V. • Decisions on issues of business policy and corporate strategy as well as annual and multi-year plans • Three committees – Audit – Compensation & Human Resources – Nomination & Governance Informs and reports to Advises, oversees, approves Reports to Selects Reports to Scientific Advisory Board • Provides insights to support discussions on breakthrough innovations Selects QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 60 Governance Structure

General Charged with ensuring the continued success of QIAGEN and its subsidiaries, the Managing Board sets the strategic direction, with a particular focus on sustainable long-term value creation. It is tasked with developing and enforcing policies, monitoring worldwide business functions and risk management, and upholding financial integrity and conformity with pertinent legislation. The Managing Board has chosen to work with an Executive Committee, which is responsible for carrying out operational tasks. The Managing Board oversees how the Executive Committee performs and assumes responsibility for its decisions and actions. Through its leadership, the board steers QIAGEN toward its goals and accomplishments across all regions. The Managing Board is also responsible for financing, managing the risks associated with our business activities and complying with all relevant legislation and regulations. The Managing Board (specifically the Chief Financial Officer) is informed of the findings of the Internal Audit function, which operates under the direct responsibility of the Supervisory Board through the Audit Committee. The Managing Board provides timely information to the Supervisory Board for discussions on the development of QIAGEN and, in particular, reviews internal risk management and control systems with the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting. In discharging its duties, the Managing Board takes into account the interests of all stakeholders, including shareholders, in a commitment to sustainable long-term value creation. Composition and appointment The Managing Board consists of one or more members as determined by the Supervisory Board. The Managing Board members are appointed by the General Meeting upon a binding nomination by the Joint Meeting of the Supervisory Board and the Managing Board (the Joint Meeting). The General Meeting may overrule the binding nature of any nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Managing Board members are appointed annually for one-year terms for the period beginning on the day following the Annual General Meeting up to, and including, the day of the Annual General Meeting held in the following year. Managing Board members may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. Furthermore, the Supervisory Board may, at any time, suspend (but not dismiss) a member of the Managing Board. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 61 Managing Board Managing Board The following were our Managing Board members for the year ended December 31, 2025: Thierry Bernard joined QIAGEN in February 2015 to lead our growing presence in molecular diagnostics, which involves the application of Sample to Insight solutions for molecular testing in human healthcare. He was named Chief Executive Officer in March 2020 after serving in this role on an interim basis and became a member of the Managing Board in 2021. Before joining QIAGEN, Mr. Bernard spent 15 years at bioMérieux SA in roles of increasing responsibility, most recently serving as Corporate Vice President for Global Commercial Operations, Investor Relations and the Greater China Region. Earlier in his career, he held senior management positions at several other leading international companies. He is also a member of the Board of Directors of Neogen Corporation and Bruker Corporation, and previously served as Chair of the AdvaMedDx Board of Directors, a U.S. industry trade association. Mr. Bernard has earned degrees and certifications from Sciences Po, LSE, the College of Europe, Harvard Business School, Centro de Comercio Exterior de Barcelona and has been appointed Conseiller du Commerce Extérieur by the French government. Mr. Bernard will step down as CEO after the appointment of a successor which is planned to occur in 2026. Thierry Bernard Chief Executive Officer (1964, U.S./French) Roland Sackers joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer since 2004. In 2006, Mr. Sackers became a member of the Managing Board. From 1995 to 1999, he was an auditor at Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Since 2019, Mr. Sackers has served on the Supervisory Board of Evotec SE, a publicly listed company based in Germany, becoming Chair of the Audit Committee in 2019 and Vice Chair of the Supervisory Board in 2021. He is also Chair of the Board of the German industry association BIO Deutschland. Mr. Sackers earned his Diplom- Kaufmann from the University of Münster. Roland Sackers Chief Financial Officer (1968, German) Executive Committee Our Managing Board, which has two members, has chosen to work with an Executive Committee and is accountable for the actions and decisions of the Executive Committee. The Executive Committee is comprised of the CEO, the CFO and certain experienced leaders, allowing for functions, businesses and markets to be represented at the highest levels. Under the leadership of the CEO, the members of the Executive Committee share powers and responsibilities for the operational management of the Company and the achievement of its objectives and results. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 62 Managing Board

General The Supervisory Board supervises the policies of the Managing Board, the general course of our business and our strategy for, among other things, sustainable long-term value creation. The Supervisory Board assists the Managing Board by providing advice related to the business activities of QIAGEN. Meetings are held in the absence of the Managing Board for select topics at each regular meeting. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN and all stakeholders, including shareholders, in its aim to create long-term value. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts an annual self-evaluation which periodically takes place under the supervision of an external expert. Our Supervisory Board has specified matters requiring its approval, including decisions and actions that would fundamentally change our assets, financial position or results of operations. At the end of 2025, the Supervisory Board had established three Committees -- Audit, Compensation & Human Resources, and Nomination & Governance — from among its members. (The Science & Technology Committee was disbanded at the end of 2025 in favor of unifying these discussions in the Scientific Advisory Board, a group of experts that reports its findings to the Supervisory Board and Managing Board.) Additional committees can be established, or existing committees modified, based on the terms of the charter, as deemed beneficial. The Supervisory Board has approved charters for each of these committees. An overview of these committees, their operations and meeting attendance is provided in the Supervisory Board Report. Composition and appointment The Supervisory Board consists of at least three members, or a larger number as determined by the Joint Meeting. Members of the Supervisory Board are appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may overrule the binding nature of any nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and enables its members to act critically and independently of one another, of the Managing Board and of any one particular interest. As a result, the Supervisory Board has adopted a profile, in terms of its size and composition, that takes into account the nature of our business, its activities and the desired diversity, expertise and background of the Supervisory Board members. The Supervisory Board's diverse expertise enables them to assess and review business implications associated with sustainability targets, ensure effective risk management and oversee both financial and non-financial reporting requirements. The current profile of the Supervisory Board can be found on our website (www.qiagen.com). The Supervisory Board has appointed a Chair from among its members, who is subject to adhere to the duties assigned by the Articles of Association and the Dutch Code. Members of the Supervisory Board are appointed annually for the period beginning on the day following the Annual General Meeting of our shareholders up to, and including, the day of the Annual General Meeting held in the following year. Members of the Supervisory Board may be suspended and dismissed by the General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting, in which case a simple majority of votes cast is sufficient. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 63 Supervisory Board Our Supervisory Board is composed of individuals with diverse expertise, backgrounds, nationalities and professional experiences, ensuring a well- rounded and effective leadership team. The desired qualifications and composition of the Supervisory Board are outlined in its charters, which are available on our website under "Supervisory Board." Independence QIAGEN is in compliance with the NYSE listing standards that require a majority of the Supervisory Board Members to be independent. Additionally, the Dutch Code distinguishes between certain independence criteria that may be fulfilled by not more than one Supervisory Board member (e.g., prior employment with the company, receiving personal financial compensation from the company or having an important business relationship with the company) and other criteria that may not be fulfilled by more than the majority of the Supervisory Board members. In some cases, Dutch independence requirements are more stringent, such as by requiring a longer “look back” period (five years) for former executives to become Supervisory Board members. In other cases, the NYSE rules are more stringent, such as having a broader definition of disqualifying affiliations. All of our Supervisory Board members are considered as independent under the Dutch Code and NYSE requirements. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 64 Supervisory Board

Supervisory Board members The following is a brief summary of Supervisory Board members for the year ended December 31, 2025: QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 65 Supervisory Board Stephen H. Rusckowski joined the Supervisory Board in April 2023 and has served as Chair of the Supervisory Board since the Annual General Meeting in June 2025. He is a member of the Compensation & Human Resources Committee and since March 2024, he has been Chair of the Nomination & Governance Committee. He most recently served as Chairman, President and Chief Executive Officer of Quest Diagnostics. He joined Quest Diagnostics as President and Chief Executive Officer in May 2012 and was named Chairman in 2016. He stepped down from his role as President and CEO in 2022, and as Chairman in early 2023. Prior to joining Quest Diagnostics, Mr. Rusckowski was CEO of Philips Healthcare, which he joined in 2001 when Philips acquired the Healthcare Solutions Group that he was leading at Hewlett- Packard/Agilent Technologies. Mr. Rusckowski also serves on the Board of Directors of Oracle Corporation, and previously served as a member of the Board of Directors of Tenet Healthcare Corporation, Xerox Holdings Corporation, Covidien plc and Baxter International Inc. He earned a bachelor’s degree in mechanical engineering from Worcester Polytechnic Institute and a master’s in management from the Massachusetts Institute of Technology’s Sloan School of Management. Stephen H. Rusckowski Committees: Compensation & Human Resources; Nomination & Governance (Chair) (1957, U.S.) Skills and qualifications • Former CEO of Quest Diagnostics, one of the world's largest clinical laboratory company • Global leader with a strong record of growth and operational execution • Contributes insights from public company boards and governance experience Metin Colpan, Ph.D., is a co-founder of QIAGEN and was the Chief Executive Officer and a Managing Director from 1985 to 2003. Dr. Colpan has been a member of the Supervisory Board since 2004 and has been a member of the Nomination & Governance Committee since 2015. Prior to co-founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. He has extensive experience in sample technologies, in particular the separation and purification of nucleic acids, and has many patents in the field. Dr. Colpan obtained his doctorate and master’s degree from the Darmstadt Institute of Technology. Dr. Metin Colpan Committees: Science & Technology (Chair); Nomination & Governance (1955, German) Skills and qualifications • QIAGEN co-founder and former CEO with deep institutional knowledge • Pioneer in sample technologies and nucleic acid purification • Contributes deep insight into QIAGEN’s technologies, products and strategy QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 66 Supervisory Board

Toralf Haag, Ph.D., joined the Supervisory Board and Audit Committee in 2021 and is Chair of the Audit Committee. Since September 2024, Dr. Haag is Chief Executive Officer and Chairman of the Executive Board of Aurubis AG, a publicly listed German company. In May 2025, Dr. Haag joined the Board of Directors of NV Bekaert SA, a publicly listed Belgian company. Previously, Dr. Haag was Chief Executive Officer and Chairman of the Corporate Board of Management of Voith GmbH & Co. KGaA, a privately held German technology company. Before joining Voith as Chief Financial Officer in 2016, Dr. Haag served for more than 11 years as Chief Financial Officer and member of the Executive Committee of Lonza Group AG. Dr. Haag earned a degree in business administration from the University of Augsburg and a Ph.D. from the University of Kiel. Dr. Toralf Haag Committee: Audit (Chair and Financial Expert) (1966, German) Skills and qualifications • CEO of a global industrial company with international leadership experience • Former CFO of Lonza with a strong record in transformation and operational performance • Contributes deep capital markets and financial expertise Ross L. Levine, M.D., joined the Supervisory Board and its Science & Technology Committee in 2016. In 2021, he became Chair of QIAGEN’s Scientific Advisory Board. A physician-scientist focused on researching and treating blood and bone-marrow cancers, Dr. Levine is the Laurence Joseph Dineen Chair in Leukemia Research, the Chief of Molecular Cancer Medicine and an Attending Physician at Memorial Sloan Kettering Cancer Center, and Professor of Medicine at Weill Cornell Medicine. Board-certified in internal medicine and hematology-oncology, Dr. Levine received a bachelor’s degree from Harvard College and his M.D. from The Johns Hopkins University School of Medicine. Prof. Dr. Levine stepped down from the Supervisory Board in January 2026 following his appointment to a new leadership role as Chief Scientific Officer at Memorial Sloan Kettering Cancer Center. He will continue to lead our Scientific Advisory Board. Prof. Dr. Ross L. Levine Committee: Science & Technology (1972, U.S.) Skills and qualifications • Leading physician-scientist in oncology and molecular cancer medicine • Leads discussions on innovation as Chair of the QIAGEN Scientific Advisory Board • Contributes deep expertise in molecular research and emerging clinical trends QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 67 Supervisory Board Bert van Meurs joined the Supervisory Board and the Nomination & Governance Committee in April 2024. He is a member of the Executive Committee at Royal Philips N.V. of the Netherlands, where he serves as Executive Vice President and Chief Business Leader of Image Guided Therapy, and also as Chief Business Leader of Precision Diagnosis (ad interim) responsible for Diagnosis and Treatment. He has more than 40 years of experience since joining Philips in 1985 in various global business leadership positions. He has a master’s degree in physics from the University of Utrecht and a degree in business marketing from the Technical University of Eindhoven, both in the Netherlands. Bert van Meurs Committee: Nomination & Governance (1961, Dutch) Skills and qualifications • Global healthcare executive with over 40 years of leadership at Philips • Deep expertise in medical technology, imaging and digital health • Contributes insights into global healthcare markets and innovation trends Eva van Pelt joined the Supervisory Board and the Audit Committee in March 2024. She most recently served as Co-CEO and member of the Management Board of Eppendorf Group, a privately held German Life Sciences company. Prior to her time at Eppendorf, she held various international management positions of increasing responsibility with Siemens, Accenture, Hitachi Data Systems and Leica Microsystems. She also serves as a member of the Supervisory Board of Paul Hartmann AG, a publicly listed German healthcare company, and as President of the German-Dutch Chamber of Commerce. She earned a Diplom-Kauffrau degree from the Ludwig-Maximilians-Universität in Munich. Eva van Pelt Committee: Audit Committee (1965, German) Skills and qualifications • Former Co-CEO of Eppendorf with deep leadership experience in Life Sciences • International executive with track record across healthcare and technology companies • Contributes cross-border business and governance experience QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 68 Supervisory Board

Eva Pisa, Ph.D., joined the Supervisory Board and the Compensation & Human Resources Committee in 2022. She is an adviser to several Life Sciences and diagnostic companies through her company piMed Consulting, and she previously held senior leadership positions at Roche Diagnostics International from 2007 to 2020, most recently as Senior Vice President at Roche Centralized and POC Solutions. Prior to joining Roche, she was Chief Executive Officer of Sangtec Molecular Diagnostics AB, a Swedish start-up, from 2001 to 2007. Dr. Pisa holds a Ph.D. from the Karolinska Institutet and an MBA from Heriot-Watt University. Dr. Eva Pisa Committees: Compensation & Human Resources (Chair) (1954, Swedish/Swiss) Skills and qualifications • Diagnostics and Life Sciences executive with senior leadership experience at Roche • Deep expertise in innovation, product market development and commercialization • Contributes operational experience across diagnostics and healthcare companies Elizabeth E. Tallett joined the Supervisory Board and its Audit Committee and Compensation & Human Resources Committee in 2011. In 2016, she joined the Nomination & Governance Committee. From 2002 to 2015, she was a Principal of Hunter Partners, LLC, a management company for pharmaceutical, biotechnology and medical device companies, and continues to consult with early-stage healthcare companies. She previously served as President and Chief Executive Officer of Transcell Technologies Inc.; President of Centocor Pharmaceuticals; Executive Committee member of the Parke-Davis; and Director of Worldwide Strategic Planning for Warner-Lambert Company. Ms. Tallett is a member of the Board of Directors of Moderna, Inc., and previously served as Chair of the Board of Directors of Elevance Health. She was a founding board member of the Biotechnology Council of New Jersey. She earned bachelor’s degrees in mathematics and economics from the University of Nottingham. Elizabeth E. Tallett Committees: Audit, Compensation & Human Resources, Nomination & Governance (1949, U.S./British) Skills and qualifications • Accomplished healthcare and biotech executive with deep industry experience • Strong background in strategy, business development and growth initiatives • Contributes extensive public company board experience and strategic insight Mark P. Stevenson (1962) joined the Supervisory Board in January 2026 as an independent member, and also joined the Nomination & Governance committee. He is an Operating Partner at Fivespan Partners and has more than 30 years of experience in life science technology companies. He most recently served as Executive Vice President and Chief Operating Officer at Thermo Fisher Scientific. He previously served as President and Chief Operating Officer at Life Technologies and President and Chief Operating Officer at Applied Biosystems. He also serves on the board of directors of Ingersoll Rand Inc. Lawrence A. Rosen joined the Supervisory Board in 2013 and served as Chair of the Supervisory Board from 2020 until he stepped down at the Annual General Meeting in June 2025. He was a member of the Audit Committee and the Nomination & Governance Committee. Elaine Mardis, Ph.D., joined the Supervisory Board in 2014 and stepped down at the Annual General Meeting in June 2025. She was a member of the Science & Technology and the Compensation & Human Resources Committees. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 69 Supervisory Board Role of the Supervisory Board The Supervisory Board is responsible for supervising the policies and activities of the Managing Board and the general affairs of QIAGEN and its business. In fulfilling its role, the Supervisory Board acts in the interests of the Company and its enterprise, taking into account the interests of all relevant stakeholders. Its key responsibilities include: • Monitoring the achievement of corporate objectives • Reviewing the Company’s strategy and the risks associated with its activities • Assessing the design and effectiveness of internal risk management and control systems • Overseeing the financial reporting process • Ensuring adherence to good corporate governance practices During 2025, the Supervisory Board continued to focus on the supervision of the execution of QIAGEN’s strategy, financial and operational performance, developments across the business, risk management as well as people and organizational topics. Key matters were considered through dedicated sessions and in-depth discussions, enabling the Supervisory Board to review important developments in detail and engage closely with the Managing Board on matters of strategic and operational relevance. The annual strategy review again formed a central element of the Supervisory Board’s work. Discussions focused on the further development and execution of QIAGEN’s strategy, with particular attention to the Pillars. The Supervisory Board assessed developments across the markets served by QIAGEN and reviewed plans to address evolving customer needs. In this context, the Supervisory Board also reviewed the progress achieved during 2025 toward the mid-term 2028 targets announced in 2024 and discussed priorities for maintaining momentum in the years ahead. In addition, several sessions were dedicated to longer-term strategic opportunities. In line with the overall strategy, the Supervisory Board regularly reviewed developments in the life sciences and diagnostics sectors and discussed selected M&A opportunities. These discussions, supported where appropriate by external advisors, enabled an ongoing exchange between the Supervisory Board and the Managing Board on strategic options and helped ensure careful consideration of opportunities in line with the Supervisory Board’s fiduciary responsibility to act in the interests of the Company and its enterprise, taking into account the interests of all stakeholders, including shareholders. Supervisory Board composition The composition of our Supervisory Board is diverse in gender, nationality, background, knowledge and experience. The composition of the Supervisory Board reflects the profile established for the Board, taking into account the activities of QIAGEN, its international footprint and desired mix of expertise, background and diversity. Many members have spent considerable time during their careers living and working outside their home countries, contributing to strong international management and leadership experience. At the end of 2025, the Supervisory Board was comprised of five men and three women. Three members are German, two are American, one is Dutch, one is British–American and one is Swedish–Swiss, while the average age was 64. In terms of racial and ethnic diversity among the members: six self-identify as White, one self-identifies as Asian and one declined to self-identify. QIAGEN believes aggregate disclosure provides shareholders with relevant information while respecting the privacy of individual Board members. To facilitate comparability for some investors in light of QIAGEN’s inclusion in the Russell 1000 Index in the U.S., QIAGEN provides aggregate racial and ethnic diversity disclosure for its Supervisory Board based on voluntary self- identification. For this purpose, references are made to the racial and ethnic categories used by the U.S. Office of Management and Budget (OMB). 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The Supervisory Board has gone through a period of significant renewal in the past five years, with five of the eight Supervisory Board members at the end of 2025 having joined since 2021. This level of renewal, which is reflected in an average tenure of six years, reflects a deliberate effort to refresh and strengthen the Supervisory Board to complement its already strong profile. The profiles of recently appointed Supervisory Board members combine fresh perspectives, deep expertise and proven relevant leadership with the continuity and institutional knowledge of longer-tenured members needed to support QIAGEN’s future development. QIAGEN wishes to acknowledge the tremendous impact of Dr. Metin Colpan, who will conclude his service on the Supervisory Board at the Annual General Meeting in June 2026 and not stand for re-election. As a co-founder and QIAGEN’s first Chief Executive Officer, Dr. Colpan was instrumental in building QIAGEN from the ground up and defining its scientific foundation while bringing the entrepreneurial drive and leadership that shaped its early development and long-term direction. Naming him Honorary Chairman is a fitting recognition of that extraordinary contribution. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 71 Supervisory Board Report In terms of professional background, the members of the Supervisory Board bring broad experience from leadership roles across Life Sciences, healthcare, finance, technology and international business, providing a balanced combination of operational, strategic, scientific and governance expertise. QIAGEN continues to work toward its diversity targets for the Supervisory Board, which have been set at an ambitious level. The current composition is close to these targets, and the Supervisory Board expects that ongoing succession planning and appointment processes will support further progress toward achieving these objectives. Following best practice provision 2.1.10 of the Dutch Corporate Governance Code, the Supervisory Board has established that its members are able to act critically and independently of one another and of the Managing Board. To safeguard this, the Supervisory Board is composed in such a way that all its members are independent within the meaning of best practice provision 2.1.8 of the Dutch Corporate Governance Code. As a result, the Supervisory Board confirms that, in its opinion, the independence requirements referred to in best practice provision 2.1.7 to 2.1.9 inclusive of the Dutch Corporate Governance Code have been fulfilled. The Supervisory Board further believes that all Supervisory Board members qualify as independent under the independence standards set forth in the New York Stock Exchange (NYSE) Listed Company Manual. Pursuant to the NYSE rules, a majority of the Supervisory Board members must qualify as independent as defined in that manual. Please refer to Supervisory Board Members for information on the principal positions and relevant other positions held by members of the Supervisory Board. Further detailed information is also available on the company website at www.qiagen.com. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 72 Supervisory Board Report US European Dual Female Male Board Nationality 25% 50% 25% 37.5%62.5% Board Gender

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The following table outlines the Supervisory Board members as of December 31, 2025. Supervisory Board members are reappointed annually at the Annual General Meeting (AGM) for a one-year term.

	Stephen H. Rusckowski (Chair)	Dr. Metin Colpan	Dr. Toralf Haag	Prof. Dr. Ross L. Levine	Bert van Meurs	Eva van Pelt	Dr. Eva Pisa	Elizabeth E. Tallett
Year of birth	1957	1955	1966	1972	1961	1965	1954	1949
Nationality	U.S.	German	German	U.S.	Dutch	German	Swedish / Swiss	U.S. / British
Gender	Male	Male	Male	Male	Male	Female	Female	Female
Date of initial appointment	2023	2004	2021	2016	2024	2024	2022	2011
Independent per Dutch rules	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Age in 2025


64
average age in years
4
4
50 to 65 years
over 65 years

Tenure in 2025


6
average tenure in years
3
2
1
2
Less than 3 years
3-5 years
6-12 years
more than 12 years

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Supervisory Board meetings in 2025

The Supervisory Board held 10 meetings in 2025, of which four were held in person and six were held virtually.

The Supervisory Board meetings and committee meetings are held over a number of days to allow sufficient time for review and discussion. During these meetings, the Supervisory Board discusses the matters submitted for its consideration and, where relevant, reflects on the functioning and composition of both the Supervisory Board and the Managing Board.

Members of senior management are regularly invited to attend meetings and provide updates on topics within their area of responsibility and expertise. This enables the Supervisory Board to engage with a broad range of managers across QIAGEN and supports its oversight, in particular in terms of talent management and succession planning.

The Supervisory Board also discusses selected agenda items in the absence of the Managing Board members, including performance, strategy, succession planning and remuneration.

Supervisory Board committees

At the end of 2025, the Supervisory Board had four Committees to support its work in key areas.

- Audit Committee
- Compensation & Human Resources Committee
- Nomination & Governance Committee
- Science & Technology Committee

The Science & Technology Committee was discontinued at the end of 2025. The Supervisory Board decided to assign responsibility for providing perspectives on scientific developments to the Scientific Advisory Board, which is comprised of leading international scientific experts and shares its insights with both the Supervisory Board and Managing Board.

The Supervisory Board may establish other Committees where it considers this beneficial. Each Committee operates under a charter approved by the Supervisory Board. These charters are published on our website at **www.qiagen.com** under "Supervisory Board."

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The following table outlines attendance at Supervisory Board meetings as well as the Committees during 2025:

					Meeting Attendance
	Supervisory Board	Audit Committee	Compensation & Human Resources Committee	Nomination & Governance Committee	Science & Technology Committee
Stephen H. Rusckowski	10/10 (Chair)		5/5	4/4 (Chair)	
Lawrence A. Rosen[1]	4/4	5/5		3/3	
Dr. Metin Colpan[2]	1/10			0/4	1/4 (Chair)
Dr. Toralf Haag	10/10	8/8 (Chair)			
Prof. Dr. Ross L. Levine	10/10				4/4
Prof. Dr. Elaine Mardis[1]	3/4		2/2		2/2
Bert van Meurs	8/10			4/4	
Eva van Pelt	10/10	8/8			
Dr. Eva Pisa	10/10		5/5 (Chair)		
Elizabeth E. Tallett	9/10	8/8	5/5	4/4	

[1] Mr. Rosen and Prof. Dr. Mardis did not stand for re-election at the AGM in June 2025.

[2] Dr. Colpan's attendance at Supervisory Board meetings in 2025 was limited due to health considerations after an accident.

Audit Committee

The members of the Audit Committee are appointed annually by the Supervisory Board for one-year terms.

In the first half of 2025, the Committee consisted of four members until the AGM in June 2025, when Mr. Rosen did not stand for re-election. Following the AGM, the Committee consisted of three members.

The Committee met at least quarterly.

All members are believed to meet the independence requirements outlined in Rule 10A-3 of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange Listed Company Manual.

The Supervisory Board has designated Dr. Toralf Haag as the Committee's "audit committee financial expert," as defined by the U.S. Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 and referred to in the Dutch Decree on Audit Committees (*Besluit instelling auditcommissie*).

The Committee conducts an annual self-evaluation of its activities. As detailed in its charter, its primary responsibilities include serving as an independent and objective body that monitors QIAGEN's accounting and financial reporting processes, internal controls, compliance systems and risk management, including cyber security risks.

The Committee is also responsible for proposing the external auditor to the Supervisory Board, which then presents the nomination for approval at the Annual General Meeting.

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Supervisory Board Report

In addition, the Committee oversees and determines the compensation of QIAGEN's external auditor and maintains open communication among the auditor, the Managing Board and the Supervisory Board.

The internal audit and compliance functions also report directly to the Committee.

The Committee is responsible for establishing procedures that allow employees to confidentially or anonymously report concerns and that ensure the proper receipt, retention and treatment of submissions relating to accounting, internal controls or auditing matters.

The Committee also reviews sustainability reporting developments on a regular basis, with a focus on risk management and internal controls.

The Committee met eight times in 2025 and also met with the external auditor excluding members of the Managing Board in October 2025.

Throughout the year, the Committee reviewed key financial and operational matters and reported on its activities to the Supervisory Board.

Topics discussed included:

- The adequacy of financial accounting, reporting principles, policies and internal controls, in consultation with the external auditor and management
- Assessment of major risk exposures, including cyber security, and legal or compliance matters that could significantly impact the financial statements
- The design and operating effectiveness of the internal risk management and control systems
- Consideration and approval of recommended changes to accounting principles, policies and processes
- Review of quarterly earnings reports with management and the external auditor before public release
- Examination of quarterly and annual reports on Form 6-K and Form 20-F for submission to the U.S. Securities and Exchange Commission and Deutsche Börse
- Review of the annual report for submission to the Dutch Authority for the Financial Markets

Substantiation of the Managing Board's Responsibility Statement

In connection with the Managing Board's Responsibility Statement pursuant to best practice provision 1.4.3 of the Dutch Corporate Governance Code and Article 5:25c of the Financial Supervision Act, the Audit Committee discussed with management the basis for the Managing Board's statements and the supporting disclosures in the Annual Report. In doing so, the Audit Committee considered, among other inputs: (i) management reporting on the design and operating effectiveness of the internal risk management and control systems and remediation of identified deficiencies; (ii) the Company's principal risk profile and changes thereto, including operational, compliance, cyber security and reporting risks and alignment with the Company's risk appetite; (iii) reporting from the internal audit and compliance functions (which report to the Audit Committee); (iv) sustainability reporting developments and the internal control activities supporting the Sustainability Statement; and (v) discussions with the external auditor, including the meeting held without members of the Managing Board present. The Audit Committee reported its deliberations and findings to the Supervisory Board.

Key inputs reviewed in substantiating the Managing Board's Responsibility Statement included:

- updates on principal risks, risk appetite alignment and changes in the risk profile (including operational and compliance risks)
- the design and operating effectiveness of internal risk management and control systems, including key findings and remediation progress
- reports from Internal Audit and Compliance (including significant observations and follow-up actions)

• sustainability reporting developments and internal controls supporting the Sustainability Statement • discussions with the external auditor, including the October 2025 meeting without members of the Managing Board present Compensation & Human Resources Committee The members of the Compensation & Human Resources Committee are appointed annually by the Supervisory Board for one-year terms. In 2025, the Committee consisted of four members and met five times during the year. All members are believed to meet the applicable independence requirements under the New York Stock Exchange Listed Company Manual. The Compensation & Human Resources Committee conducts an annual self- evaluation of its activities. As detailed in its charter, its primary responsibilities include overseeing programs, policies and practices related to human capital management, including talent development, workplace culture and fair and inclusive hiring practices. The Committee is also responsible for preparing proposals on the remuneration policies for both the Managing Board and the Supervisory Board, which are submitted at least every four years to the General Meeting for adoption. In addition, the Committee prepares proposals regarding the individual remuneration of Managing Board members for approval by the Supervisory Board and drafts the remuneration report detailing the remuneration of Managing Board and Supervisory Board members. This report is submitted to the Supervisory Board for adoption and presented at the AGM for a non- binding advisory vote in accordance with Dutch law. The remuneration report also provides an overview of the implementation of the remuneration policies during the most recent year. To help ensure that remuneration levels remain competitive, the Committee engaged external consultants in 2025 to benchmark compensation against a selected group of companies and key markets in which QIAGEN operates. The Committee reported on its activities to the Supervisory Board. Topics included: • Policies and practices for managing human capital, including talent management and fair and inclusive hiring practices • Review and approval of the proposed Supervisory Board Remuneration Policy, which was approved at the AGM in June 2025 • Review and approval of annual salaries, bonuses and other benefits for the Executive Committee • Approval of all share-based compensation • Review of general policies related to employee compensation and benefits Nomination & Governance Committee The members of the Nomination & Governance Committee are appointed annually by the Supervisory Board for one-year terms. In 2025, the Committee consisted of four members and met four times during the year. The Committee conducts an annual self-evaluation of its activities. As detailed in its charter, its primary responsibilities include defining selection criteria and appointment procedures for members of the Supervisory Board and the Managing Board, as well as periodically evaluating the scope, composition and effectiveness of both Boards. The Committee also assesses the performance of individual Board members and reports its findings to the Supervisory Board. In addition, the Committee is responsible for proposing the appointment and reappointment of Supervisory Board members. The Committee also advises the Supervisory Board on sustainability matters, including social, human rights and environmental policies. In this context, the Committee is responsible for sustainability target-setting, the development and implementation of ESG strategy, monitoring and measuring the performance of QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 77 Supervisory Board Report sustainability initiatives, and overseeing ESG-related risk management and reporting. Furthermore, the Committee reviews the corporate governance structure to help ensure compliance with legal requirements and recommends any necessary changes to the Supervisory Board. The Committee reported on its activities to the Supervisory Board. Topics discussed included: • An annual evaluation of the scope and composition of the Managing Board and Supervisory Board, including their overall profile and the performance of individual board members • Proposals for the appointment and reappointment of Managing Board and Supervisory Board members, as well as oversight of selection and appointment criteria for senior management • The search and selection process for new members and succession planning for the Supervisory Board, Managing Board, Executive Committee and senior management, taking into account short-, medium- and long-term perspectives • Preparation of the Supervisory Board’s self-evaluation process • Updates on ESG program progress, including review of material impacts, risks and opportunities; the implementation of due diligence processes; the effectiveness of policies, actions, targets and metrics; and recent regulatory developments. Science & Technology Committee The members of the Science & Technology Committee were appointed annually by the Supervisory Board for one-year terms. In 2025, the Committee consisted of three members in the first half of 2025, and of two members in the second half after Prof. Dr. Elaine Mardis did not stand for re-election at the AGM in June 2025, and met four times during the year. The Science & Technology Committee conducted an annual self-evaluation of its activities. As detailed in its charter, its primary responsibilities included collaborating with QIAGEN’s Scientific Advisory Board, which was established in 2021, to assess emerging market and technology trends that may affect the Company’s development and positioning in the Life Sciences and molecular diagnostics sectors. Key responsibilities also included reviewing and monitoring research and development projects, programs, budgets and infrastructure management, and overseeing risk management related to QIAGEN’s portfolio and information technology platforms. The Committee reported on its activities to the Supervisory Board. Topics discussed included: • Strengthening the Supervisory Board’s understanding of the technical foundations of QIAGEN’s businesses to support informed strategic decision- making • Advising the Managing Board on the use of science and innovation to support long-term value creation for stakeholders, including shareholders. The Science & Technology Committee was discontinued at the end of 2025. The Supervisory Board decided to assign responsibility for providing perspectives on scientific developments to the Scientific Advisory Board, which is comprised of leading international scientific experts and shares its insights with both the Supervisory Board and the Managing Board. Prof. Dr. Ross Levine, who stepped down from the Supervisory Board in January 2026 after taking on a new leadership role at Memorial Sloan Kettering Cancer Center, will continue as Chair of the Scientific Advisory Board. Annual self-evaluation In 2025, the Supervisory Board conducted its annual self-evaluation to assess its performance and effectiveness. The review covered key aspects such as the skills and experience of its members, the adequacy of the Board’s size and composition, the structure, content and frequency of meetings, access to relevant information, roles and responsibilities and the performance of the Chair. A similar evaluation was conducted for each of the committees. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 78 Supervisory Board Report

The evaluation confirmed that the Supervisory Board and its committees continued to operate effectively and with an appropriate degree of independence, constructive challenge and engagement. The review concluded that the Supervisory Board benefits from an appropriate mix of skills and experience and that its composition, meeting structure and information flows supported effective oversight of the Company’s strategy, performance, risk management, succession planning and governance. At the same time, the evaluation identified opportunities for continued enhancement, including the prioritization of agenda topics, the time allocated to longer-term strategic discussions and succession planning, and the reporting flow from the committees to the full Supervisory Board. The main findings of the evaluation were discussed by the Supervisory Board and translated into follow- up actions for 2026. The committee evaluations reached similar conclusions. They confirmed that the committees continued to operate effectively within their respective mandates and supported the Supervisory Board in the discharge of its responsibilities. Additionally, the Supervisory Board assessed the performance of the Managing Board as a whole and of its individual members. This review addressed expertise, leadership, strategic judgment, business performance, risk oversight, succession planning, collaboration within the Managing Board and engagement with the Supervisory Board. It also considered whether the Managing Board maintained the right balance between shaping the Company’s long-term direction and delivering against operational and financial priorities. The findings were discussed within the Supervisory Board and used to define concrete actions to further strengthen effectiveness in the year ahead, including targeted development priorities, refinement of Board agendas and enhancements to information flow and oversight. Stakeholder management as a central responsibility As a Dutch company and in accordance with the Dutch Corporate Governance Code, the Supervisory Board acts in the interests of the Company and its enterprise, taking into account the interests of all relevant stakeholders. The members of the Supervisory Board are in regular contact with the Managing Board, including through participation in Supervisory Board and committee meetings and through ongoing dialogue outside formal meetings. In 2025, the Chair and members of the Supervisory Board engaged directly with major institutional shareholders through a series of meetings and calls. These interactions provided the opportunity to hear shareholders’ perspectives on strategy, performance, capital allocation, governance and other key topics, and to reflect these views in the Supervisory Board’s oversight activities. The Chair reported on these engagements to the full Supervisory Board. In 2025, four of the ten Supervisory Board meetings were held in person. These meetings took place at various QIAGEN sites and provided the opportunity for Supervisory Board members to engage directly with employees and local management. During these visits, the Supervisory Board received presentations and participated in discussions with senior leaders and subject matter experts on key business, scientific and operational topics. These interactions also form part of the ongoing professional development of Supervisory Board members. The in-person meetings and site visits also enabled Supervisory Board members to gain direct insights into customer needs and market developments, including through discussions with commercial and scientific teams and, where relevant, interactions with customers and external stakeholders. Direct engagement between Supervisory Board members and members of the Managing Board and Executive Committee complements the discussions held in formal meetings. These interactions allow for more in-depth exchanges on specific topics and draw on the experience and expertise of individual Supervisory Board members. The Supervisory Board maintains a strong understanding of stakeholder perspectives. In addition to direct engagement with shareholders, the Supervisory Board is regularly informed by the Managing Board and senior management on stakeholder developments and feedback across the Company’s key markets. Supervisory Board members also draw on their external networks to stay informed on relevant developments and share these insights with the full Supervisory Board. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 79 Supervisory Board Report Financial statements and audits This annual report presents the 2025 financial statements and sustainability statement, prepared by the Managing Board and audited by our independent auditor. The Audit Committee reviewed these financial statements, which includes the proposed allocation of distributable profit, the consolidated financial statements and the Management Report inclusive of the sustainability statement. Additionally, the Supervisory Board confirmed the external auditor’s independence from QIAGEN. The Supervisory Board has approved the financial statements, with the external auditors issuing an unqualified opinion. The 2025 financial statements will be submitted for approval at the next Annual General Meeting of Shareholders, scheduled for June 2026. The proposal will request shareholder adoption of the financial statements along with the discharge of both the Managing Board from liability for its managerial activities and the Supervisory Board for its oversight responsibilities. Venlo, Netherlands April 2026 The Supervisory Board QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 80 Supervisory Board Report

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 81

Board-Related Matters

Dutch law: Diversity requirements within the Managing Board and Supervisory Board

On January 1, 2022, a Dutch gender diversity bill became effective. The gender diversity bill imposes requirements on so-called "large" companies such as QIAGEN to formulate appropriate and ambitious gender balance targets for the Supervisory Board, Managing Board and senior management.

Although we are not subject to quota requirements for gender diversity within the Managing Board and Supervisory Board, we support the trend toward higher participation of women.

Accordingly, we have established gender balance targets that we consider appropriate and ambitious as follows:

- Our objective is for at least 40% of the Supervisory Board members to be women and at least 40% men in the mid-term. As of December 31, 2025, the Supervisory Board was comprised of three women and five men, or 37.5% women.
- Our current Managing Board consists of two members, the CEO and the CFO, who are ultimately accountable for the actions and decisions of QIAGEN. If there is a change of a current Managing Board member, an expansion in the number or a change in the governance structure, we will seek to have at least 30% women as members and at least 30% men. We will consider internal candidates from QIAGEN's senior management who fulfill the desired profile for any open position or by defining selection criteria for new hires that include, among other factors, gender diversity.
- In senior management, our goal is to have at least 40% women and 40% men in these roles in the mid-term. The number of women in leadership roles has steadily increased since 2017, with approximately 37% of leadership roles held by women at the end of 2025.

QIAGEN believes that gender is only one aspect of diversity and strives to ensure a diverse composition in terms of factors such as age, nationality, public reputation, industry or academic experience, etc.

	2025	2024
Number of executive members on Managing Board	2	2
Number of non-executive members on Supervisory Board	8	10
Ratio of women to men (percent):		
% of women on the Supervisory Board	37 %	40 %
% of women on the Managing Board	— %	— %
% of men on the Supervisory Board	63 %	60 %
% of men on the Managing Board	100 %	100 %
% of other on the Supervisory Board	— %	— %
% of other on the Managing Board	— %	— %

We are committed to increasing diversity in our pursuit of individuals for these Boards and senior management roles who offer a unique blend of scientific and commercial expertise combined with leadership capabilities that will contribute to the future success of QIAGEN. Management development programs support the career advancement of leaders regardless of gender and other factors. As a result, the number of women in key leadership roles, particularly in commercial and operational positions, has increased within QIAGEN in recent years.

QIAGEN recognizes that the gender diversity targets for the Managing Board, Supervisory Board and senior management had not yet been fully achieved as of year-end 2025. These targets were intentionally set at an ambitious level to drive meaningful progress in the diversity of the Company's leadership. In respect of the Managing Board, no vacancies arose in 2025 and accordingly there was no opportunity during the year to further improve its composition. In respect of the Supervisory Board and senior management, we are close to the applicable targets taking into account that gender diversity is one selection criterion besides job-related qualifications, skills and experience. We will continue to apply our current recruitment, succession planning and promotion practices, with a view to supporting progress toward achieving these targets over time.

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Board-Related Matters

In line with this commitment, our Nomination & Governance Committee will continue to select future members for the Managing Board and Supervisory Board with due observance of its aim to ensure a diverse leadership team on the basis of gender, but also on the basis of other factors – all without compromising our commitment to hiring the best individuals for those positions. We employ based on role requirements and in keeping with local laws.

We select people for roles considering their job-related qualifications, skills and experience. QIAGEN complies in all cases with applicable equal opportunity and anti-discrimination laws in all local jurisdictions.

More information about diversity at QIAGEN can be found below under the section Dutch Corporate Governance Code - Comply or explain.

Culture

At QIAGEN, we foster a culture deeply rooted in quality, ingenuity and accessibility, reflecting our core brand values. Our purpose – to help customers advance science and improve patient outcomes – underpins our commitment to a strong, ethical and inclusive corporate culture. The Management Board periodically assesses the culture within QIAGEN and whether changes to that culture are desirable. Currently, the Management Board believes that QIAGEN's culture continues to support sustainable long-term value creation, integrity and transparency. While no fundamental changes to QIAGEN's culture are currently considered necessary, we continue to evaluate our culture and pursue opportunities to strengthen it where appropriate.

Culture's contribution to long-term value creation

Our EMPOWER culture is intended to encourage employees to take ownership of their work while remaining accountable for decisions made in the best interests of QIAGEN, our customers and other stakeholders. This empowerment supports innovation, collaboration and integrity, which are critical components of our sustainable long-term value creation.

Our approach to compensation reinforces our EMPOWER cultural aspirations by rewarding not only what goals are achieved, but also how they are achieved, helping to align performance with our values and ethical standards.

Governance and compliance: Ensuring ethical conduct

QIAGEN maintains a robust framework of checks and balances to uphold compliance with laws, ethical standards and healthy business practices:

(1) Corporate Code of Conduct and Ethics – Sets out the standards of integrity and conduct expected across all levels of the organization and supports ethical decision-making.

(2) QIAintegrity Line – A web-based, independent and confidential reporting tool that enables employees and third parties to report suspected misconduct within QIAGEN or our supply chain, thereby reinforcing transparency and accountability.

(3) Compliance Committee – Comprising senior executives from various functions, this committee oversees compliance with our Corporate Code of Conduct and Ethics and supports the continuous improvement in ethical governance.

We regularly evaluate the effectiveness of, and compliance with, our Corporate Code of Conduct and Ethics and related reporting and governance mechanisms, and remains committed to fostering a culture that supports sustainable long-term value creation while maintaining high standards of compliance and integrity.

Conflicts of interest, loans or similar benefits

Resolutions to enter into transactions that may create a conflict of interest between a member of the Managing Board or Supervisory Board and QIAGEN – where such transactions could have material significance for either QIAGEN or the involved member – must be reported to the Supervisory Board for review and approval.

In 2025, neither QIAGEN nor any of its Supervisory Board members entered into any such transactions. No credit, loans or similar benefits were granted to members of the Managing Board or Supervisory Board. Additionally, the Managing Board and Supervisory Board members did not receive any benefits from third parties that were either promised or granted in view of their position with QIAGEN.

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Shareholder Meetings and Share Capital

Shareholder meetings

Our shareholders exercise their voting rights through the Annual General Meeting and through any Extraordinary General Meeting that may be called.

Resolutions at a General Meeting are adopted by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or the Articles of Association. Each share confers the right to cast one vote.

Furthermore, the Managing Board, or where appropriate the Supervisory Board, shall provide all shareholders and other stakeholders with equal and simultaneous public information about any matters deemed to be materially relevant and could significantly influence QIAGEN's share price.

QIAGEN is required to convene an Annual General Meeting in the Netherlands within six months following the end of each year. The agenda must contain certain matters as specified in our Articles of Association and under Dutch law, including, among other things, the adoption of the Annual Financial Statements.

Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon a request to the Managing Board or Supervisory Board by one or more shareholders and other persons entitled to attend meetings jointly representing (i) at least 40% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the boards do not timely comply with the request, in accordance with the Articles of Association, or (ii) at least 10% of our issued share capital, with those persons jointly being authorized to convene such meeting themselves in case the boards do not comply in time with the request, but only if and to the extent authorized thereto by a competent Dutch court in accordance with the laws of the Netherlands.

Shareholders are entitled to propose items for the agenda provided that they hold at least 3% of the issued share capital.

Proposals for agenda items must be submitted at least 60 days prior to the General Meeting date. The notice convening a General Meeting, accompanied by the agenda, shall be sent no later than 42 days prior to the meeting date. QIAGEN informs the General Meeting by means of explanatory notes to the agenda, providing all information relevant to the proposed resolutions.

Pursuant to the Dutch Code, all transactions between QIAGEN and legal or natural persons who hold at least 10% of the shares in the company shall be agreed on terms that are customary to our industry. Decisions to enter into transactions in which there are considered to be conflicts of interest of material significance to the company and/or to the people involved require the approval of the Supervisory Board. QIAGEN did not enter into any such transaction in 2025.

Furthermore, pursuant to the Dutch implementation of the Shareholders Rights Directive II (SRD II), certain material transactions with related parties (in the meaning of the standards adopted by the International Accounting Standards Board and approved by the European Commission) require the approval of the Supervisory Board or, if all Supervisory Board members are involved in such transactions, the General Meeting of Shareholders.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 84

Shareholder Meetings and Share Capital

Major shareholders

The following table sets forth certain information concerning the ownership of our Shares by holders with at least 5% ownership. None of these holders have any different voting rights than other shareholders.

Name and country of residence	Shares beneficially owned Number		Percent ownership[1]
BlackRock, Inc., United States and United Kingdom	20,678,987	(2)	9.53 %
Massachusetts Financial Services Company, United States and Canada	25,301,124	(3)	11.66 %
Wellington Management Group LLP, United States and United Kingdom	14,137,799	(4)	6.52 %

[1] The percentage ownership was calculated based on 216,920,735 Common Shares outstanding as of December 31, 2025.

[2] The 20,678,987 shares attributed to BlackRock, Inc. are reported as of January 31, 2026. Of the 20,678,987 shares attributed to BlackRock Inc., it has sole voting power over 19,575,569 and sole dispositive power over all 20,678,987 shares. This information is based solely on the Schedule 13G filed by BlackRock, Inc. with the Securities and Exchange Commission on February 6, 2026, which reported ownership as of January 31, 2026.

[3] The 25,301,124 shares attributed to Massachusetts Financial Services Company are reported as of March 31, 2025. Of the 25,301,124 shares attributed to Massachusetts Financial Services Company, it has sole voting power over 22,357,385 and sole dispositive power over all 25,301,124 shares. This information is based solely on the Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on May 14, 2025, which reported ownership as of March 31, 2025.

[4] Information is based on a report on Schedule 13G/A jointly filed with the Securities and Exchange Commission on February 10, 2026 by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These shares are owned of record by clients of certain investment advisers including Wellington Management Company LLP (together, the "Wellington Investment Advisers"), of which Wellington Management Group LLP is the parent holding company. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd, the Wellington Investment Advisers. Wellington Investment Advisors Holding LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. According to this Schedule 13G/A, of these 14,137,799 shares, each of Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP have shared voting power over 13,293,220 and shared dispositive power over all 14,137,799 shares as of December 31, 2025. Wellington Management Company LLP has shared voting power over 12,155,318 shares and shared dispositive power over 12,416,628 shares as of December 31, 2025.

Control of registrant

To our knowledge, QIAGEN is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal person.

As of January 31, 2026, the officers and directors of QIAGEN as a group beneficially owned approximately 1.0 million Shares, or 0.5% of outstanding Shares.

United States Shareholdings

As of December 31, 2025 and based on information available to us, 41% of outstanding common shares were held by approximately 170 registered holders in the U.S. Since certain of our Shares were held by brokers and nominees, the number of record holders in the U.S. may not be representative of the number of beneficial holders, or of where the beneficial holders are resident.

Holders of any securities with special control rights

Not applicable.

System of control of any employee share scheme where the control rights are not exercised directly by the employees Not applicable. Restrictions on voting rights At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles of Association. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented no later than on the third day prior to the day of the General Meeting, unless the Managing Board permits notification within a shorter period of time prior to the Meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast. Agreements between shareholders which are known to the company and may result in restrictions on the transfer of securities and/or voting rights Not applicable. Rules governing the appointment and replacement of board members and amendments of the Articles of Association Supervisory Board and Managing Board members are appointed annually for the period beginning on the day following the Annual General Meeting up to, and including, the day of the Annual General Meeting held the following year. Managing Board members shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination. However, the General Meeting may overrule the binding nature of a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many U.S. corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers. Under our Articles of Association, the General Meeting may suspend or dismiss a Managing Board member at any time. The Supervisory Board shall also be entitled at all times to suspend (but not to dismiss) a Managing Director. The Articles of Association also provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board. The Supervisory Board members shall be appointed by the General Meeting upon the Joint Meeting having made binding nominations. If a vacancy occurs in the Supervisory Board during the year, the Supervisory Board may appoint a new member who will cease to hold office at the next Annual General Meeting, where this member may stand for appointment to a one-year term along with other Supervisory Board and Managing Board members. This right is limited to a number up to one-third of its current members. Under Dutch law, in the event that there is a conflict of interest between a Supervisory Board member and QIAGEN involving our business, the involved Supervisory Board member shall not participate in the discussions and voting on that matter. Additionally, Dutch law stipulates that a Supervisory or Managing Board member should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the Company and/or to the member to the Chair of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the involved Supervisory Board member, whether there is a conflict of interest. If all Supervisory Board members have a conflict of interest, the relevant resolution shall be voted on by the General Meeting. Decisions to enter into transactions under which a Supervisory Board member has a conflict of interest require the approval of the Supervisory Board. The Nomination & Governance Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of the Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the two Boards, including the profile of the Supervisory Board. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 85 Shareholder Meetings and Share Capital It also proposes the (re-)appointments of the members for both Boards and supervises the policy of our Managing Board in relation to selection and appointment criteria for senior management. A resolution of the General Meeting to amend our Articles of Association, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board. A resolution of the General Meeting to amend our Articles of Association is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles of Association to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting. Powers of board members, including to issue or buy back shares The Managing Board manages QIAGEN and is responsible for defining and achieving QIAGEN’s aims, strategy, policies and results. It is also responsible for complying with all relevant legislation and regulations, as well as for managing the risks associated with our business activities and financing requirements. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board, and takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders. Supervisory Board members have the powers assigned to them by Dutch law, the Articles of Association and in certain cases powers assigned by the General Meeting. The Supervisory Board assists the Managing Board by providing advice relating to the business activities and strategy. In discharging its duties, the Supervisory Board also takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. On June 26, 2025, the General Meeting authorized the Supervisory Board until December 26, 2026 (i) to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of the shares issued and outstanding in the capital of the company as at December 31, 2024, as included in the Annual Accounts for Calendar Year 2024 and (ii) to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2024. We may acquire our own shares, subject to certain provisions of Dutch law and our Articles of Association, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles of Association, and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the company’s issued share capital on the date of the acquisition. On June 26, 2025, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital, for an 18-month period beginning QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 86 Shareholder Meetings and Share Capital

June 26, 2025, until December 26, 2026, without limitation at a price between one euro cent (EUR 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to preference and financing preference shares, against a price between one euro cent (EUR 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles of Association. Significant agreements to which the company is a party and which take effect after or terminate upon a change of control of the company following a takeover bid Certain other provisions of our Articles of Association allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our common shares through the issuance of preference shares. Pursuant to our Articles of Association and the resolution adopted by our General Meeting, our Supervisory Board is entitled to issue preference shares in case of an intended takeover of our company by (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding or (ii) an “adverse person” as determined by the Supervisory Board. If the Supervisory Board opposes an intended takeover and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our Shares. In 2004 (as amended in 2012), we granted an option to the Stichting Preferente Aandelen QIAGEN (the “Foundation” (Stichting)), whereby the exercise of the option by the Foundation is subject to the conditions described in the paragraph above and which option allows the Foundation to acquire preference shares. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. An important restriction on the Foundation’s ability to prevent or delay a change of control is that issuing (preference or other) protective shares enabling the Foundation to exercise 30% or more of the voting rights without the obligation to make a mandatory offer for all shares held by the remaining shareholders, is only allowed after a public offer has been announced by a third party. In addition, the holding of such a block of shares by the Foundation is restricted to two years and, as a consequence, the size of the protective stake will need to be decreased below the 30% voting rights threshold before the two-year period lapses. Pursuant to our stock plans, the vesting and exercisability of certain stock rights will be accelerated in the event of a change of control, as defined in the agreements under the 2014 and 2023 Stock Plans. Further, certain of our employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, or if the executive is terminated for reasons other than cause, as defined in the agreements. Agreements between the company and its board members or employees providing for compensation in case of resignation or termination without valid reason or if employment ceases due to a change of control The Managing Board members are appointed annually to one-year terms by the General Meeting upon a binding nomination by the Joint Meeting. Further, the Managing Board members have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The terms of these agreements vary for each Managing Board member due to individual arrangements, and these go beyond the one-year term of appointment as Managing Directors. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled under the terms. These agreements contain provisions that guarantee certain payments in the event of a change in control, as defined in the agreements. There are no arrangements for any extra compensation in case of resignation or termination. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 87 Shareholder Meetings and Share Capital The Supervisory Board members are also appointed annually by the General Meeting upon a binding nomination by the Joint Meeting. There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or termination. The General Meeting determines the remuneration of the members of the Supervisory Board. Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004, on takeover bids Not applicable. Structure of our capital, including securities which are not admitted to trading on a regulated market in a member state of the European Union The authorized classes of our shares consist of common shares, financing preference shares and preference shares. No financing preference shares or preference shares have been issued. As of December 31, 2025, a total of approximately 216.9 million common shares were outstanding, with an additional 11.4 million reserved under stock plans, including shares subject to outstanding awards. Additionally, convertible debts discussed further in Note 16 "Debt," cover an aggregate of 19.8 million underlying shares of common stock or up to a maximum of 27.1 million shares, subject to customary adjustments under certain circumstances. Shares - restrictions on the transfer of securities Our shares are issued in registered form only. No share certificates are issued for our shares, which are registered in our Shareholders' Register with Equiniti Trust Company, LLC, our transfer agent and registrar in New York. The transfer of registered shares requires a written instrument of transfer and the written acknowledgment of such transfer by QIAGEN or the New York Transfer Agent (in our name). Anti-takeover measures In 2004, the Supervisory Board granted an option to the Dutch Foundation Stichting Preferente Aandelen QIAGEN that allows the Foundation to acquire preference shares from QIAGEN if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the foundation to acquire preference shares equal to the number of our outstanding common shares at the time of the relevant exercise of the right, less one share. When exercising the option and exercising its voting rights on these shares, the foundation must act in the interest of QIAGEN and the interests of our stakeholders. No preference shares are currently outstanding. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 88 Shareholder Meetings and Share Capital

Cyber security Cyber security risks are managed at multiple levels throughout the company and are considered in the context of our overall Enterprise Risk Management as discussed under Risks and Risk Management. Cyber security risks facing our business that are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition, are described in Risks and Risk Management under “We rely on up-to-date systems and strong processes to meet evolving cyber laws, strong cyber security governance and standards, if our cyber security governance, data-security practices or critical systems fail to keep pace with evolving requirements, we may face unauthorized access, operational disruptions, fines and reputational harm.” In the past three years through the date of this annual report, there have been no breaches of cyber security or other related risk threats that have, or are reasonably likely to have, a material impact to our business. We have not incurred any material expenses and have not incurred any penalties or settlements. Cyber security risk management and strategy Embedded in our risk management strategy, we maintain a cyber security program to identify and assess material risks to ensure the confidentiality, integrity and availability of our information assets and to ensure our IT systems operate effectively. Reporting to our Chief Financial Officer, our Chief Information Security Officer (CISO) is responsible for our enterprise and cyber risk management program. A subject-matter expert with more than a decade of experience leading information security programs, our CISO is supported by a global team of security professionals. These security professionals focus on information security and evaluate our global processes and relevant cyber security threats. The severity and materiality of incidences are address through an incident reporting process and, if necessary, are escalated internally to senior management, who assess the need for public disclosure. Our cyber security program includes appropriate testing and training, and we engage third parties in connection with such processes to ensure the effectiveness of our cyber security controls. Additionally, relevant third-party service providers are subject to cyber security review. Cyber security governance The Managing Board is ultimately responsible for cyber security management, which is overseen by our Audit Committee, a committee of our Supervisory Board. The CISO reports cyber security risks and incidents to the Audit Committee. This reporting includes an update on cyber risk management, internal security awareness testing results, cyber incident response and planned improvements. In the event of a material incidence, the Audit Committee would be informed in a timely manner and kept updated regarding the mitigation and remediation of such an incidence. They would also be involved in the assessment of any public disclosure. Stock plans The stock plan is administered by the Compensation & Human Resources Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors, and determines the number of shares subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award, and other terms and conditions of the award consistent with the Plan. The Compensation & Human Resources Committee's decisions are subject to the approval of the Supervisory Board. The Compensation & Human Resources Committee has the power, subject to Supervisory Board approval, to interpret the plans and to adopt such rules and regulations (including the adoption of “sub plans” applicable to participants in specified jurisdictions) as it may deem necessary or appropriate. The Compensation & Human Resources Committee or the Supervisory Board may, at any time, amend the plans in any respect, subject to Supervisory Board approval. Exceptions apply, including (i) no amendment that would adversely affect the rights of any participant under any option previously granted may be made without such participant's consent, and (ii) no amendment shall be effective prior to shareholder approval to the extent such approval is required to ensure favorable tax treatment for incentive stock options or to ensure compliance with Rule 16b-3 under the United States Securities Exchange Act of 1934, as amended (the Exchange Act) at such times as any participants are subject to Section 16 of the Exchange Act. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 89 Additional Information On June 22, 2023, our shareholders approved the QIAGEN N.V. 2023 Stock Plan, which replaced the 2014 Stock Plan in May 2024. Further detailed information regarding stock options and awards granted under the plan can be found in Note 22 "Share-Based Compensation" included in the Consolidated Financial Statements. Corporate code of conduct and ethics and whistleblower policy We have a corporate code of conduct and ethics that outlines business principles for our employees and rules of conduct. Our corporate code of conduct and ethics is updated annually and meets the requirements of the SEC and the NYSE Listed Company Manual. The corporate code of conduct and ethics applies to all employees including the chief executive officer, chief financial officer, the principal accounting officer or controller and other persons performing similar functions. The full text of our corporate code of conduct and ethics can be found on our website, www.qiagen.com, on the Compliance page under About QIAGEN. Furthermore, we have a formal whistleblower policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. We have a web-based, independent and confidential reporting tool, our QIAintegrity Line, that allows employees and third parties to report misconduct within QIAGEN or our supply chain, reinforcing transparency and accountability. The QIAintegrity Line can be found on our website, www.qiagen.com, on the Compliance page under About QIAGEN. Insider trading policy Dealings in our shares based on material nonpublic information about QIAGEN is strictly prohibited under U.S. and German securities laws. These laws are complex and penalties can be severe. In order to protect QIAGEN and its employees from such sanctions, we have adopted an insider- trading policy that outlines basic rules, including procedures governing any dealings in our shares, that applies to potential Insiders (individuals with knowledge of nonpublic material information) and holders of QIAGEN shares (including stock options and restricted stock units). The insider trading policy applies to the Supervisory Board, Managing Board and all employees of QIAGEN N.V. and its subsidiaries. Clawback policy To create and maintain a culture that emphasizes integrity and accountability and that reinforces our pay-for-performance compensation philosophy, the Managing Board and Supervisory Board adopted a policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material non-compliance with financial reporting requirements under the federal securities laws (clawback policy). The clawback policy applies to our current and former executive officers, as determined by the Supervisory Board, in accordance with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the SEC and any national securities exchange on which our securities are listed, and any such other employees who may, from time to time, be deemed subject to the clawback policy by the Supervisory Board. Independent auditors In accordance with the requirements of Dutch law, our independent auditor for our statutory consolidated financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the European Union and filed with the Netherlands Authority for the Financial Markets (AFM), is appointed, and may be removed, by the General Meeting. The Supervisory Board nominates a candidate for the appointment as external auditor, for which the Audit Committee advises the Supervisory Board. At the Annual General Meeting in 2024, EY Accountants B.V. (formerly Ernst & Young Accountants LLP) was appointed as external auditor for the company for the 2025 year. The external auditor is invited to attend the meeting of the Supervisory Board at which the statutory financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and filed with the AFM shall be approved. Furthermore, the external auditor is invited to attend the General Meeting at which the statutory financial statements are adopted and may be questioned by the General Meeting on its statement on the fairness of our annual accounts prepared in accordance with International Financial Reporting Standards as adopted by the European Union. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 90 Additional Information

Following the appointment of EY Accountants B.V. for the audit of our statutory consolidated financial statements, the external auditor for our consolidated financial statements prepared under U.S. generally accepted accounting principles is EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, which audited the U.S. GAAP consolidated financial statements as of and for the year ended December 31, 2025. The remuneration of the external auditor, and instructions to the external auditor to provide non-audit services, shall be approved by the Supervisory Board on the recommendation of the Audit Committee and after consultation with the Managing Board. At least once every four years, the Supervisory Board and the Audit Committee shall conduct a thorough assessment of the functioning of the external auditor. The main conclusions of this assessment shall be communicated to the General Meeting for the purposes of assessing the nomination for the appointment of the external auditor. Dutch corporate governance code – comply or explain The corporate governance structure and compliance with the Dutch Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this responsibility to the General Meeting. We continue to seek ways to improve our corporate governance by measuring ourselves against international best practice. The Dutch Code was last amended on March 20, 2025 and can be found at www.mccg.nl. Nonapplication of a specific best practice provision is not in itself considered objectionable by the Dutch Code and may well be justified because of particular circumstances relevant to a company. In accordance with Dutch law, we disclose in our annual report the application of the Dutch Code's principles and best practice provisions. To the extent that we do not apply certain principles and best practice provisions, or do not intend to apply these in the current or the subsequent year, we state the reasons. We take a positive view of the Dutch Code and apply nearly all of the best practice provisions. However, we prefer not to apply some provisions due to the international character of our business as well as the fact -- acknowledged by the Commission that drafted the Dutch Code -- that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will. The following provides an overview of exceptions that we have identified: (1) Best practice provision 2.2.2 recommends that a Supervisory Board member is appointed for a period of four years and may then be reappointed once for another four-year period. The Supervisory Board member may then subsequently be reappointed again for a period of two years, which appointment may be extended by at most two years. In the event of a reappointment after an eight-year period, reasons should be given in the report of the supervisory board. In any appointment or reappointment, the profile referred to in best practice provision 2.1.1 should be observed. Explanation of Supervisory Board appointment terms QIAGEN has adopted the approach to appoint its Supervisory Board members on an annual basis. Each member is elected for a one-year term, beginning the day after the General Meeting and concluding at the following year's General Meeting. This approach allows for greater flexibility, regular accountability and ongoing shareholder oversight, ensuring that the board continues to serve the best interests of the company and its stakeholders. Long-term Supervisory Board members and their contributions Two members of the Supervisory Board -- Dr. Metin Colpan and Ms. Elizabeth Tallett -- continued as Supervisory Board members through to the end of 2025 • Dr. Metin Colpan has been a member of the Supervisory Board since 2004. His extensive scientific and commercial expertise, particularly as a co- founder of QIAGEN, brings invaluable strategic insight to the board. His experience as a board member of various healthcare industry companies further enriches discussions with a broad, industry-specific perspective. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 91 Additional Information • Ms. Elizabeth Tallett, a member since 2011, brings executive and board- level experience from numerous international companies, particularly in pharmaceuticals, biotechnology, healthcare and insurance. Her expertise spans international operations, mergers and acquisitions, strategic planning, marketing, product development, talent management and executive compensation. QIAGEN highly values the commitment and expertise of Dr. Colpan and Ms. Tallett. Their diverse backgrounds and deep industry knowledge strengthen the Supervisory Board, ensuring effective oversight and strategic guidance. Despite the deviation from the standard Dutch corporate governance tenure framework, QIAGEN believes that its annual appointment structure enhances transparency, adaptability and shareholder engagement, ultimately benefiting the company’s long-term success. (2) Best practice provision 2.2.4 recommends that the Supervisory Board should draw up a retirement schedule in order to avoid, as much as possible, Supervisory Board members retiring simultaneously. The retirement schedule should be posted on the company’s website. The Supervisory Board takes a proactive approach to succession planning by discussing individual members' retirement plans well in advance. Rather than adhering to a fixed retirement schedule, as recommended by Dutch corporate governance best practice provision 2.2.4, QIAGEN believes that this flexible approach allows for more effective continuity management and succession planning. By assessing board composition on an ongoing basis, QIAGEN ensures that transitions are strategic and well-managed, aligning with the company's evolving needs while maintaining strong governance and leadership stability. (3) Best practice provision 3.1.2 (vi) recommends that when formulating the remuneration policy, it should be taken into consideration that shares awarded to members of the Management Board should be held for at least five years after they are awarded. Under the company’s remuneration policy, long-term equity-based compensation for members of the Managing Board primarily consists of performance stock units (PSUs). These long-term incentive awards are tied to the achievement of pre-defined performance goals, ensuring alignment with the company’s strategic objectives. Unlike the Dutch corporate governance best practice provision 3.1.2 (vi), which recommends that shares be held for at least five years, QIAGEN’s approach has evolved over time: • Prior to February 2018, grants of performance stock units (PSUs) and restricted stock units (RSUs) vested as follows: 40% after three years; 50% after five years; remaining 10% after 10 years • After February 2018, grants of PSUs and RSUs were structured to vest: 40% after three years; 60% after five years • Starting in February 2021, grants of performance stock units vest entirely after three years. This approach reflects QIAGEN’s shift toward a three-year vesting schedule, which differs from the Dutch recommendation but remains aligned with the company's long-term incentive strategy. By focusing on performance-based equity awards, QIAGEN ensures that Managing Board members are incentivized to drive sustained company performance while maintaining effective governance and shareholder alignment. (4) Best practice provision 3.2.3 recommends that the maximum remuneration in the event of dismissal of a Management Board member should not exceed one year's salary (the "fixed" remuneration component). Our Managing Board members have entered into agreements with QIAGEN N.V. and certain QIAGEN affiliates where they hold managing positions. Under these agreements, if an employment contract is terminated without serious cause, as defined by the applicable law, the respective affiliate remains obligated to compensate the Managing Board member for the remaining duration of the contract. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 92 Additional Information

This approach ensures contractual consistency and legal compliance across QIAGEN’s international operations. While it deviates from the Dutch recommendation, it reflects standard employment practices in certain jurisdictions where QIAGEN operates and provides stability in leadership transitions. (5) Best practice provision 3.3.2 recommends that a Supervisory Board member may not be awarded remuneration in the form of shares and/or rights to shares. Since its establishment, QIAGEN granted stock options to Supervisory Board members as part of their remuneration until 2013, when this practice was discontinued. However, since 2007, QIAGEN has granted restricted stock units (RSUs) to Supervisory Board members. We believe that maintaining a reasonable level of share-based compensation fosters a positive alignment with shareholder interests while ensuring that Supervisory Board members remain engaged and committed to QIAGEN’s long-term success. Additionally, granting share-based compensation to Supervisory Board members is a common industry practice, helping QIAGEN to attract and retain highly qualified board members who bring valuable expertise to the company. NYSE exemptions Exemptions from the NYSE corporate governance standards are available to foreign private issuers, such as QIAGEN, when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with QIAGEN’s listing on the NYSE, the NYSE accepted QIAGEN's exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices of the Netherlands. These exemptions and the practices followed by QIAGEN are described below: • QIAGEN is exempt from NYSE’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of the Netherlands and generally accepted business practices in the Netherlands, QIAGEN’s Articles of Association provide that there are no quorum requirements generally applicable to meetings of the General Meeting. • QIAGEN is exempt from NYSE’s requirements that shareholder approval be obtained prior to the establishment of, or material amendments to, stock option or purchase plans and other share-based compensation arrangements pursuant to which options or stock may be acquired by directors, officers, employees or consultants. QIAGEN is also exempt from NYSE’s requirements that shareholder approval be obtained prior to certain issuances of stock resulting in a change of control, occurring in connection with acquisitions of stock or assets of another company or issued at a price less than the greater of book or market value other than in a public offering. QIAGEN’s Articles of Association do not require approval of the General Meeting prior to the establishment of a stock plan. The Articles of Association also permit the General Meeting to grant the Supervisory Board general authority to issue shares without further approval of the General Meeting. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 93 Additional Information The 2025 Dutch Corporate Governance Code requires businesses to publish a statement on their approach to corporate governance and their compliance with the Code. This is referred to in Article 2a of the Decree on additional requirements for directors’ reports (Decree on the Content of Directors’ Reports – Besluit inhoud bestuursverslag) (the Decree). The information that must be included in this Corporate Governance statement as described in Sections 3, 3a, 3b and 3d of the Decree, which is incorporated herein and repeated here by way of cross-reference, can be found in the following sections of this annual report: • The information concerning compliance with the Dutch Code, as required by Section 3 of the Decree, is provided in the section Dutch Corporate Governance Code - Comply or Explain; • The information concerning QIAGEN's risk management systems and internal control frameworks relating to the financial reporting process, as required by Section 3a(a) of the Decree, can be found under Risk Management; • Managing Board VOR statement and substantiation: The Managing Board statement pursuant to best practice provision 1.4.3 of the Dutch Corporate Governance Code 2025 is included in the Responsibility Statement of the Managing Board; supporting disclosures are set out in Risks and Risk Management, Controls and Procedures, and the Sustainability Statement, and the Supervisory Board Report's Audit Committee section describes the manner in which these statements are substantiated. • The information regarding the functioning of QIAGEN's General Meeting, and the authority and rights of QIAGEN's shareholders, as required by article 3a(b) of the Decree, can be found under Shareholder Meetings; • The information regarding the composition and functioning of QIAGEN's Managing Board, the Supervisory Board and its committees, as required by article 3a(c) of the Decree, can be found in the relevant sections under Managing Board, Supervisory Board and the Supervisory Board Report; • The information on the policy and targets on diversity in the composition of the Managing and Supervisory Boards, as required under Section 3a(d) and 3d of the Decree, is provided in Diversity within the Managing Board and Supervisory Board; and • The information concerning the powers to issue and repurchase shares can be found under Shareholder Meetings and Share Capital in this Annual Report. Decree implementing Article 10 of the Takeover Directive Insofar as applicable, references are given below to information included pursuant to the Decree implementing Article 10 of the Takeover Directive (Besluit artikel 10 overnamerichtlijn): • The information on the capital structure, the existence of different types of shares and the associated rights and obligations and the percentage of issued share capital represented by each type is provided in Classes of Shares and Note 18 of the Consolidated Financial Statements; • The information on limitations imposed on the transfer of shares issued with the Group’s cooperation is provided in the paragraph Anti-takeover Measures; • Information on the mechanism for assigning rights to employees to take or acquire shares in the capital of the company is provided in Stock Plans; • Information on limitations on voting rights and deadlines for exercising voting rights is provided under Shareholder Meetings, Voting Rights and Other Shareholder Rights; • Information on the regulations regarding appointment and dismissal of Managing and Supervisory Board members and changes to the articles of association is provided under Memorandum and Articles of Association; and • Information on the powers of the Managing Board, in particular to issue shares in the Company and to repurchase Company shares, is provided under Acquisition of Our Own Shares. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 94 Corporate Governance Statement

x Message from the Chair of the Compensation & Human Resources Committee Dear QIAGEN Stakeholders, 2025 was a year of resilience and transition for QIAGEN. Against a challenging external backdrop, QIAGEN continued to advance its strategic priorities while preparing for an important leadership change. As a Committee, our focus has remained clear: to ensure that executive remuneration supports long-term value creation and reflects a disciplined pay-for-performance culture. The planned CEO transition announced in November 2025 represents a natural inflection point. As we prepare to appoint new leadership in 2026, we are ensuring our Remuneration Policy continues to support attracting and retaining world-class talent while maintaining rigorous alignment with performance and shareholder interests. Managing Board remuneration: accountability in action Our approach is grounded in a simple principle: variable, at-risk pay should be the primary driver of remuneration and linked to outcomes that matter for shareholders and other stakeholders, and for the long-term success of QIAGEN. This approach continues to be supported by our shareholders. At the 2025 Annual General Meeting, our Remuneration Report for 2024 received support from 87% of votes cast, while shareholders also strongly approved the updated Managing Board Remuneration Policy. Based on that support, we have further sharpened our focus in remuneration for 2025: • Realized pay alignment: Vesting under the 2023-2025 Long-Term Incentive (LTI) plan was 75% of target. This demonstrates that our performance hurdles are demanding and that payouts calibrate directly with value creation. • Simplified incentives: We removed "Personal Goals" for the Managing Board members, and STI payouts were based solely on the achievement of Corporate Goals, which was 106% of target. • Performance-driven culture: LTIs remain the largest component of pay, representing well over 70% of remuneration for our Managing Board members. No awards vest if minimum thresholds for ambitious targets are not met over a three-year period. Supervisory Board remuneration: trends in a global context 2025 marked the first full year under the Supervisory Board Remuneration Policy approved at the AGM in June 2024. This policy maintained fixed cash compensation while reducing share-based compensation in the form of Restricted Stock Units (RSUs) and introducing a minimum shareholding requirement. We believe this framework is appropriate and balanced. It supports the attraction of Supervisory Board members where equity-based compensation is a standard element of remuneration, while helping ensure QIAGEN has the global expertise necessary for effective oversight. 2026 Managing Board Remuneration Policy proposal: deepening alignment As we look toward new leadership in 2026, and also based on shareholder feedback, we are proposing targeted refinements to our Managing Board Remuneration Policy at the AGM in June 2026: • Relative Total Shareholder Return (TSR): We intend to include relative TSR as a modifier for LTI grants to better link outcomes directly to our performance against industry peers. • Higher “at-risk remuneration” weighting: We are proposing higher maximum payout opportunities for both STI and LTI elements of Managing Board remuneration. By shifting a larger proportion of pay into performance-linked categories, this further reinforces a framework in which significant rewards depend on significant results. Commitment to a global framework for attracting global talent Our framework must bridge European governance standards and U.S. market realities, where nearly half of our sales and a significant portion of our QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 95 Remuneration Report leadership are based. We believe these refinements strike that balance by remaining simple, transparent and disciplined. We will continue to engage with shareholders and other stakeholders as we further develop our remuneration policies and their implementation. Their perspectives remain an important input to our deliberations in shaping the framework and in its application. On behalf of the Committee, I thank you for your continued feedback and support. Yours sincerely, Eva Pisa Chair of the Compensation & Human Resources Committee April 2026 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 96 Remuneration Report

Managing Board Remuneration This section of the Remuneration Report provides a summary of the Remuneration Policy of the Managing Board that was adopted by the AGM in June 2025 and an account of how it was implemented for the year. It also presents the details of the actual remuneration outcomes for our two Managing Board members for their performance during the year. This Remuneration Report complies with the European Directive (EU) 2017/828 on Shareholder Engagement, SRD II, as implemented into Dutch law. It also complies with the Dutch Corporate Governance Code. For 2025, there were no deviations from decision-making in respect of the implementation of the remuneration policy and there were no deviations from the remuneration policy itself due to exceptional circumstances as referred to in article 2:135(a)(5) of the Dutch Civil Code. The 2025 Remuneration Policy is available on the QIAGEN website at www.qiagen.com. Remuneration Policy summary Remuneration as a strategic instrument The Remuneration Policy for the Managing Board supports the long-term development and strategy of QIAGEN in a highly dynamic environment while aiming to address the views of various stakeholders and maintaining an acceptable risk profile. It builds on remuneration principles and practices that have proven to be both fitting and effective for QIAGEN in recent years. The Supervisory Board ensures that the Remuneration Policy for the Managing Board and its implementation are linked to our objectives. More than ever, the ambition for QIAGEN is to stay true to its mission of advancing the use of its products and solutions for molecular research and clinical testing. These help us achieve our vision of making improvements in life possible. QIAGEN is a global leader in providing a differentiated portfolio of products and services used across the continuum from research in Life Sciences to clinical healthcare using novel products and solutions that are used to unlock valuable insights from any biological sample. Founded in Germany in 1984, QIAGEN has grown by developing new solutions based on consumables kits, related instruments and bioinformatics, to meet the diverse and rapidly changing needs of more than 500,000 customers worldwide. QIAGEN’s strategy is focused on innovation and sustainable value creation with an emphasis on increasing growth, efficiency, engagement and improving customer experience. To successfully develop and implement this strategy, we need to attract and retain highly trained employees at all levels, including the executive management level. U.S. practices have been taken into consideration to set competitive remuneration levels given that many of our leaders, customers, competitors and employees are based here. Remuneration principles QIAGEN strongly believes in competitive remuneration as a precondition to attracting intrinsically motivated top talent throughout all levels of the organization. Furthermore, we believe in a "pay-for-performance" culture that is based on creating a shared focus on setting ambitious operational and strategic targets that are not rewarded when they are not achieved, rewarded at target when fully achieved, and additionally rewarded when the targets are exceeded. A system of Corporate Goals (comprised of Financial and Team Goals) and Personal performance goals applies to all members of our global workforce. The percentage weighted toward Corporate Goals and Personal Goals shift in favor of Corporate Goals as job levels rise. Likewise, the variable portion of total compensation linked to achievement of these ambitious annual goals rises with each job level, in line with greater responsibility and more significant impact on overall results. At the executive level, QIAGEN believes that pay for performance should primarily focus on long-term value creation for shareholders and other stakeholders. Short-Term Incentives (STIs) are essential to highlight the operational targets that are a precondition to realizing our strategy. At the highest level, in particular for our Managing Board members, only the Corporate Goals apply in terms of STI achievement, and in line with the Remuneration Policy approved by shareholders at the AGM in June 2025. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 97 Remuneration Report These are complemented by Long-Term Incentives (LTIs), which have the benefits of being achieved only if QIAGEN is successful in delivering on ambitious goals and also contributing to long-term retention. In view of these aspects, variable components represent the most significant element of total remuneration for our senior leadership, and are clearly aligned based on the use of a three year performance period with our aim for long-term value creation for our shareholders. The remuneration principles are simple, transparent and provide internal consistency. It helps the Supervisory Board to maintain equitable internal pay ratios that support efficient talent recruitment and development and succession planning. The principles are ingrained in our culture, and have proven successful in attracting the global talent that QIAGEN needs to successfully develop and implement a sustainable growth strategy. Remuneration Policy principles Simple and transparent Remuneration schemes are clear and practical Compliant Remuneration conforms to high governance standards Aligned Remuneration is true to our mission, vision and strategy, ensures internal pay consistency Competitive Remuneration is competitive and benchmarked to relevant peers Performance-driven Major portion of remuneration value is at risk Long-term focus Share-based incentives focused on sustainable long-term value creation Benchmarking to set competitive remuneration levels The Remuneration Policy and overall remuneration levels offered to members of the Managing Board are benchmarked regularly against a selected group of reference companies to ensure overall competitiveness. The benchmarking group consists of both European and U.S.-based companies. This is due to QIAGEN’s international scope as a Dutch corporation with stock market listings on the New York Stock Exchange and the Frankfurt Stock Exchange, our strong commercial presence in the U.S. with over 45% of total sales in this country and a large share of employees and senior leaders based in the U.S. as well. Additionally, this group also reflects QIAGEN’s significant U.S. shareholder base and the location of key competitors. It is designed to provide a balanced mix of companies, particularly in the Life Sciences and diagnostics industries. The median remuneration in the benchmarking group serves as a reference level for total remuneration. The following 18 companies comprise the reference group for 2025. They have been selected based on their market capitalization, direct competition for talent, similar complexity, revenue, scope of international activities, presence in similar industries, and data transparency. To ensure a more balanced representation between US and European companies, as well to address the views of stakeholders, an additional European company was added to the peer group and a U.S. company was removed compared to the group for 2024. The benchmarking group includes eight European and 10 U.S. companies, as listed in the table below, to provide the best comparison and reflect our global competitive position. Benchmark companies Europe bioMerieux SA Evotec SE Carl Zeiss Meditec AG Merck KGaA Diasorin S.p.A. Sartorius AG Eurofins Scientific SE Tecan Group AG United States Agilent Technologies, Inc. Exact Sciences Corporation Avantor, Inc. Hologic, Inc. Bio-Rad Laboratories, Inc. Illumina, Inc. Bruker Corporation Revvity, Inc. Charles River Laboratories International, Inc. Waters Corporation QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 98 Remuneration Report

Supervisory Board evaluation The Supervisory Board annually reviews the remuneration practices to ensure they remain aligned with QIAGEN’s business demands, stakeholder and shareholder interests, and developments among benchmark companies. The Supervisory Board also sets annual performance targets for the Managing Board members, reviews their performance against predetermined targets, and determines the remuneration and benefits in line with contractual terms. In making this determination, the Supervisory Board considers the market conditions in which QIAGEN operates, financial performance and strategy implementation. The Supervisory Board ensures that the remuneration of Managing Board members incentivizes the right behaviors desired for the sustainable success of QIAGEN while also providing the members with fair and attractive remuneration. Furthermore, the Supervisory Board performs an analysis of the possible outcomes for the variable components and how they may affect total remuneration. Through its statutory power, the Supervisory Board has the discretionary right to adjust the variable compensation of the Managing Board members if compensation would conflict with principles of reasonableness and fairness in both an upward and downward direction. The Compensation & Human Resources Committee advises the Supervisory Board and prepares resolutions with respect to the review and execution of the Remuneration Policy. In case of policy changes, the Supervisory Board submits the proposals to an AGM for adoption. Support for Remuneration Policy As a global company incorporated in the Netherlands, as well as with stock market listings in the U.S. and Germany, QIAGEN intends to fully comply with relevant legal requirements and governance best practices. We engage on a regular basis with stakeholders, including shareholders, on our policies and regularly seek their feedback. Within QIAGEN, the policies for our employees are transparent and meet broad support from teams around the world. Key attributes include creating a strong "pay-for-performance" culture for all employees while ensuring strong internal consistency. The Compensation & Human Resources Committee monitors the developing views on compensation among shareholders and other stakeholders in Europe, the U.S. and other markets worldwide. The level of support in society for the Remuneration Policy that QIAGEN applies is important for the Supervisory Board, and has been taken into account in formulating the various elements. Managing Board remuneration structure Remuneration for Managing Board members consists of a combination of base salary and STIs in the form of cash compensation based on the achievement of annual performance goals. They also receive LTIs that vest after a three-year performance period. The level of vesting for each LTI grant is based on the achievement of predefined targets. Achievement levels will be disclosed in this Report after the end of each three-year period. In addition, Managing Board members can receive deferred compensation arrangements and other benefits in line with local market practice. The remuneration package for Managing Board members is designed to have the vast majority paid in variable awards as part of the "pay-for-performance" culture and to align their interests with stakeholders to generate long-term value. The amount of these variable awards can differ substantially from year to year and depend on actual performance. Within the variable component, the incentives for short-term operational performance have a lower weight than the long-term incentives, which are again aimed at creating sustainable value for QIAGEN's shareholders and other stakeholders. This is achieved by strongly linking long-term compensation through equity with the outcomes for shareholders in terms of share price appreciation. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 99 Remuneration Report 2025 Managing Board remuneration structure Fixed remuneration Base salary • Aims to provide a fair and competitive basis for the total pay level • In-depth benchmark done at least every other year Deferred compensation and other benefits Variable remuneration Short-term incentive (STI) - Cash payment provides incentives for strong annual financial and non- financial performance as the basis for long-term strategy and sustainable value creation • Opportunity at 100% target achievement: – CEO: 110% of base salary – CFO: 75% of base salary • Performance goals over one-year measurement period: – 100% Corporate Goals comprised of 2/3 Financial Goals (capped at 200%) and 1/3 Team Goals (capped at 130%) – Maximum payout therefore capped at 177% • Metrics measured over one year against budgeted targets Long-term incentive (LTI) - Performance Stock Units provides incentives for value creation over a multi-year period and the achievement of goals that are aligned with long-term strategy • Opportunity for all Managing Board members – At target to 300% value of fixed remuneration • Performance goals set for a three-year performance period – 50% cumulative net sales – 50% Adjusted average operating income margin (% of sales) – Three-year performance period with cliff vesting • Driven by performance – No PSUs are earned if minimum threshold performance levels are not achieved, while maximum vesting capped at two times total opportunity in the event of significant overperformance • Net share settlement QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 100 Remuneration Report

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 101

Remuneration Report

2025: Managing Board remuneration

The remuneration of the Managing Board in 2025 was done in full accordance with the Remuneration Policy approved by shareholders in 2024 without any deviations. It includes any remuneration granted by any consolidated subsidiary of QIAGEN N.V.

The remuneration granted for 2025 takes into consideration the overall results, which showed QIAGEN achieved the full-year sales outlook for $2.1 billion at constant exchange rates (CER). Adjusted diluted EPS were $2.40 CER and exceeded the outlook for at least $2.38 CER. Considering these results, the total STI achievement level for the Corporate Goals was 106% for 2025.

The 2025 remuneration of the Managing Board is reflected in the table below. An overview of all share grants outstanding and their status in vesting and release is presented in the tables under the header "Share-based rights."

	Annual compensation				Long-term remuneration		
Managing Board member[1]	Fixed salary	Variable cash bonus	Other[2]	Total	Benefit plans	Performance Stock Units (PSUs) granted	Proportion of variable remuneration
Thierry Bernard	$1,008,834	1,183,698	31,650	$2,224,182	$205,767	143,229	87%
Roland Sackers	$633,220	506,580	65,770	$1,205,570	$123,480	80,098	85%

(1) The salary of Mr. Bernard is set in U.S. dollars. The salary of Mr. Sackers is set in euros and subject to fluctuation of exchange rates when reported in U.S. dollars. The exchange rate used for translation was EUR 1– USD 1.130.

(2) Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse personal expenses for our Managing Board members related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000, or tax amounts paid by QIAGEN to taxing authorities to avoid double-taxation under multi-tax jurisdiction employment agreements.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 102

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Fixed remuneration

Base salary

Consistent with the policies and procedures applied for all internal pay levels, the base salaries of the Managing Board members are set below the median benchmark to allow for a larger proportion of long-term incentives to underscore the performance-driven approach of our Remuneration Policy. Base salary levels are reviewed annually, and any increase is expected to be in line with the general workforce.

Deferred compensation

For 2025, a total of $0.3 million was incurred by QIAGEN as part of the Managing Board members participating in deferred compensation, defined contribution benefit or similar plans. The contribution for Mr. Bernard is made into deferred compensation and 401(k) plans. Mr. Sackers has a target retirement under the plan at age 65 and is entitled to a one-time pension payment upon retirement.

Other benefits

Other benefits may be provided to members of the Managing Board in line with market practice. These include customary benefits such as insurance coverage and company vehicles.

Variable remuneration

Variable remuneration is contingent upon the performance of the individual Managing Board member and QIAGEN. Ambitious goals are set annually to motivate and drive performance with a focus on achieving both long-term strategic initiatives as well as short-term targets tied to operational plans.

The Supervisory Board conducts an annual scenario analysis on the possible outcomes of the variable remuneration components and their effect on the remuneration of the Managing Board members. The results have been taken into consideration in making decisions on remuneration for 2025.

Short-Term Incentives (STI)

STIs consist of an annual variable cash bonus award that is based upon the achievement levels of the predetermined annual Corporate Goals, which consist of two-thirds for Financial Goals and one-third for Team Goals.

Financial Goals

The weighted performance for the Financial Goals can range from 0% for results that are below the minimum threshold to 100% at target and up to 200% for significant over-performance. Financial Goals are set in accordance with the budget for the year, which is reviewed and approved by the Supervisory Board.

Financial Goals (In $ millions at budget rates)	Weight	Minimum threshold	Target	Maximum	Achieved	Award in % of target
Net sales	40%	1,818	2,054	2,152	2,020	95%
Adjusted operating income	40%	492	630	682	619	98%
Adjusted free cash flow	20%	338	396	480	>480	200%
Total Financial Goals	**100%**					**117%**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 103

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Team Goals

Team Goals are a set of annual cross-functional targets aimed at achieving QIAGEN's strategy focused on innovation and sustainable value creation. The metrics for the Team Goals are often based on targets from multi-year plans.

The achievement of goals in the category "Accelerate growth" is measured on a grid that is aligned with the Financial Goals.

For the other categories, in the event of Team Goals with multiple components, the possible outcomes involve no achievement, partial achievement or full achievement. Goals involving a single metric are either fully met or not met. A maximum of 130% may be paid out of the overall target level.

Team Goals	Weight	Metric	Achieved	Award granted
Accelerate growth, in particular through focus on Pillars of Growth	30%	Deliver growth targets for defined products and geographic markets, including: • Sample technologies portfolio: Achieve $645 million CER sales • QuantiFERON: Achieve $497 million CER sales • QIAstat-Dx: Achieve $129 million CER sales and >600 new placements • QIAcuity: Achieve $107 million CER sales • QDI: Achieve $108 million CER sales	Partially	28%
Increase efficiency and effectiveness through targeted strategic actions	30%	• Drive growth in Service revenues vs. 2024 • Increase on-site response performance and service agreement coverage • Improve commercial and cost efficiency by achieving >$1.75 million CER net sales per sales FTE and cost improvement in QIAstat Dx cost per cartridge vs. 2024	Partially	25%
Achieve R&D milestones for product and solution development	20%	• Complete QIAsprint Connect testing completion • Launch QIAsymphony Connect • Complete QIAstat-Dx Panel Submissions for blood infections (IVDR and U.S. 510k)	Partially	15%
Enhance QIAGEN's standing as a leader in ESG and Employer of Choice	20%	• Reduce plastic footprint by over 25 tons • Reduce number of incidents resulting in days away or transferred work to <0.45 • Achieve at least one "Top Employer" award per region • Voluntary turnover rate <10% • Advance standardized and equitable global pay practices	Partially	18%
Total Team Goals	**100%**			**86%**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 104

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The weighted performance on Financial Goals and Team Goals set out above results in the following total STI payout percentage:

STI award	Weight	Threshold	Target	Maximum	Achieved
Financial Goals	67%	20%	100%	200%	117%
Team Goals	33%	—%	100%	130%	86%
Weighted total	**100%**	**13%**	**100%**	**177%**	**106%**
Corresponding payout (in $ thousands)					
Mr. Bernard		148	1,110	1,961	1,184
Mr. Sackers		63	475	839	507

Long-Term Incentives (LTI)

Managing Board members are granted LTIs on an annual basis in the form of Performance Stock Units (PSU). These are subject to rigorous and ambitious performance criteria and multi-year vesting periods.

As per the updated 2025 Remuneration Policy, the value of the regular annual long-term incentive awards at the grant date (depreciated due to factors such as risk of forfeiture, the Company's risk of failure to achieve its long-term initiatives, and the length of the vesting terms) is 300% of fixed remuneration.

The target levels of the annual PSU grants are directly linked to the achievement of financial milestones as defined in QIAGEN's multi-year business plan. The performance goals for cumulative net sales target and average adjusted operating income margin (both at budget rates) were equally weighted. Overachievement may result in an increase in the number of PSUs earned, and is capped at 200% of the target grant. Underachievement below a threshold level will result in a loss of the grant.

The annual PSU grants are subject to a three-year period, which will be disclosed at the end of the performance period.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 105

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The following is an overview of key LTI financial indicators, weights and performance multiplier for the 2023 LTI grants. Performance measures are set at budget rates:

2023 LTI award	Weight	Threshold	Target	Maximum	Achieved	Awarded
Cumulated Net Sales (2023-2025)	50%	6,165	6,964	7,313	6,227	40%
Average Operating Income (2023-2025)	50%	25.9%	29.3%	31.8%	29.6%	110%
	100%				**Total achievement**	**75%**

Based on the results for the three year performance period 2022 – 2025, the achievement level was 75%, and these PSUs will vest in 2026.

Details of the PSUs granted and vested are presented in the tables for share-based rights below. Refer to Note 24 "Related Party Transactions" of the Consolidated Financial Statements for the total recognized accounting expense in accordance with IFRS 2 Share-based Payment.

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Share-based rights

The following tables sets forth the grant details of the long-term incentives of the Managing Board members as of December 31, 2025. PSUs have no exercise or purchase price.

Thierry Bernard

Performance Stock Units (PSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Performance adjustment	Vested	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	—	143,229	—	—	143,229	$38.40	—
2024	128,535	—	—	—	128,535	$42.79	—
2023	119,695	—	—	—	119,695	$45.95	—
2022	103,400	—	—	(103,400)	—	$49.69	$38.40
2021	—	—	—	—	—	$48.38	—
2020	105,600	—	—	(105,600)	—	$35.90	$38.40
2019	—	—	—	—	—	$38.43	—
2018	—	—	—	—	—	$36.30	—
2018	4,710	—	—	—	4,710	$33.70	—
2017	3,940	—	—	—	3,940	$28.46	—
2016	7,650	—	—	—	7,650	$24.38	—
2016	900	—	—	—	900	$21.11	—
2015	850	—	—	(850)	—	$25.26	$38.40
	475,280	**143,229**	**—**	**(209,850)**	**408,659**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 107

Remuneration Report

Roland Sackers
Performance Stock Units (PSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Performance adjustment	Vested	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	—	80,098	—	—	80,098	$38.40	—
2024	74,439	—	—	—	74,439	$42.79	—
2023	67,723	—	—	—	67,723	$45.95	—
2022	66,740	—	—	(66,740)	—	$49.69	$38.40
2020	86,400	—	—	(86,400)	—	$35.90	$38.40
2018	10,300	—	—	—	10,300	$33.70	—
2017	8,349	—	—	—	8,349	$30.38	—
2016	15,349	—	—	—	15,349	$24.38	—
2016	2,107	—	—	—	2,107	$27.71	—
2016	4,705	—	—	—	4,705	$21.11	—
2015	8,980	—	—	(8,980)	—	$25.26	$38.40
	345,092	**80,098**	**—**	**(162,120)**	**263,070**		

Clawback provisions

During 2025, no circumstances were identified by the Supervisory Board that resulted in the application of clawback provisions. The Supervisory Board has the right to recover variable remuneration from Managing Board members based on its statutory powers in case of a payment was made based on incorrect information in respect to target performance, material financial restatement or individual gross misconduct. Any value adjustment or clawback is at the discretion of the Supervisory Board. It will be accounted for in the Remuneration Report submitted to subsequent AGM.

Comparative information

Information on Change in Remuneration and Company Performance

The following table shows the annual change of remuneration based on accounting expense, performance of entity, average remuneration for other employees and pay ratio over the last five years.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 108

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Annual change	2021 vs. 2020	2022 vs. 2021	2023 vs. 2022	2024 vs. 2023	2025 vs. 2024
Managing Board remuneration					
Thierry Bernard (as of June 2021)	3%	55%	(14%)	6%	4%
Roland Sackers	(4%)	17%	(15%)	(12%)	(10%)
Company performance					
Net sales (CER)	21%	—%	(13%)	1%	4%
Adj. operating income	20%	(13%)	(19%)	8%	9%
Adj. free cash flow	(7%)	30%	(43%)	43%	—%

Average remuneration (in $ thousands)	2021	2022	2023	2024	2025
Average remuneration of employees[1]	102	98	100	102	111
CEO pay ratio (average)	64:1	104:1	88:1	90:1	87:1
CEO pay ratio (percent change)	(2%)	62%	(15%)	3%	(3%)

[1] Our employees are based in more than 25 countries so the average remuneration is significantly influenced by currency movements. The average remuneration of employees is obtained by dividing the total personnel costs as stated in Note 23 "Employee Benefits and Personnel Costs" (after subtracting the Managing Board remuneration) by the reported average number of full-time employees (minus two). Please refer to the additional discussion under remuneration of employees later in this report.

Pay ratio

Under the Dutch Corporate Governance Code, QIAGEN reports the ratio between the total annual remuneration of the CEO and the average annual remuneration of QIAGEN employees on a global basis. The average annual remuneration of employees was calculated based on the average number of payroll employees during the year.

Changes in the pay ratio over the reported period were driven primarily by changes in the CEO's total annual remuneration, in particular the timing and level of long-term incentive vesting, which is included in total remuneration in the year of vesting. The comparatively low ratio in 2021 is mainly explained by the fact that Mr. Thierry Bernard was newly appointed as CEO in March 2020, following his service as interim CEO, and joined the Managing Board at the Annual General Meeting in June 2020. As a result, no long-term incentive awards vested for Mr. Bernard in his capacity as CEO in 2021. This explains the significant reduction in his total annual remuneration in 20221 and, as a result, the CEO pay ratio for that year. In the following year, the ratio increased significantly as LTI vestings attributable to his CEO role were recognized.

This ratio has been prepared in accordance with the Dutch Corporate Governance Code. It is not intended to comply with, and should not be interpreted as, the pay ratio disclosure requirements under ESRS, including ESRS S1, or under U.S. Securities and Exchange Commission regulations, which are based on different metrics and methodologies.

Management contracts

The contracts for Managing Board members are determined by the Supervisory Board and are built to comply with the framework of the 2025 Remuneration Policy, which was approved by Shareholders and is in accordance with Dutch law. An outline of these contracts is submitted to the AGM upon nomination for appointment. Due to the holding company nature of the legal entity QIAGEN

N.V., Managing Board members may have additional contracts with other QIAGEN subsidiaries. Any compensation for these roles is consolidated in the remuneration reported above. The contract for Mr. Bernard with QIAGEN N.V. is planned to end in 2026. The contract for Mr. Sackers with QIAGEN N.V., which was entered into in 2004, has an indefinite term, but includes provisions for notice periods (six months from QIAGEN and three months from Mr. Sackers) for termination, among other topics. His appointment as a Managing Board member under this contract with QIAGEN N.V. is based on a one-year term and subject to annual appointment by the AGM. In the event of the sale or the transfer of all or substantially all of the Company’s assets or business to an acquirer in one transaction or a series of transactions, including through a merger, consolidation or a transfer of shares to a third party (a “Transaction”), the Managing Board members are entitled under legacy contracts to a Change of Control payment commensurate to a multiple of two times their annual cash compensation (fixed payment plus annual bonus, includes salaries and bonuses set forth in employment agreements with other QIAGEN affiliates). Furthermore, unvested share-based compensation granted to the Managing Board members will be subject to an accelerated vesting in case of a Transaction. Change of Control For Mr. Sackers, the base salary is planned to increase in line with the budget for QIAGEN employees in his respective country. No change has been made to the target bonus level as a percentage of base salary nor to the PSU target grant level. For 2026, the CFO was granted PSUs that are subject to rigorous performance criteria over a three-year performance period. The final level of PSUs will be determined upon completion of the three-year period from 2026–2028, and subject to the achievement of challenging performance goals: 50% for 2026– 2028 cumulative net sales (at budget rates) and 50% for 2026–2028 average adjusted operating income margin (at budget rates). The results of these confidential targets will be published in the Remuneration Report after the performance period ends in 2028. Loans Members of the Managing Board and Supervisory Board are not eligible for any loans. Outlook: Managing Board remuneration in 2026 As the contract of Mr. Bernard is planned to end in 2026, no adjustments were made to his compensation. Mr. Bernard will not be granted LTIs in 2026 as well. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 109 Remuneration Report Supervisory Board Remuneration At the AGM in June 2024, shareholders approved an updated Remuneration Policy for the Supervisory Board well above the 75% minimum threshold. The fixed annual fees for Supervisory Board members remained unchanged since 2015, while the Policy simplified and significantly reduced fixed remuneration in the form of Restricted Share Units (RSUs) to align with market best practices. Additionally, a minimum shareholding guideline was also introduced for Supervisory Board members to better align interests with shareholders and other stakeholders. Remuneration Policy summary The Remuneration Policy of the Supervisory Board is designed to attract and retain highly qualified members. Remuneration is aligned to applicable market standards, considering peer companies of similar size and complexity in similar industries. These companies represent the biotechnology, Life Sciences and diagnostics industries, and also reflect our nexus to the European markets as a Dutch company, as well as our significant U.S. presence as well as the fact that QIAGEN is a NYSE-listed company subject to U.S. regulations. The Remuneration Policy also reflects the fact that many Supervisory Board members are residents of the U.S., a market that also represented more than 45% of QIAGEN’s total sales in 2025. The level of remuneration rewards an intense involvement with QIAGEN, and the high level of responsibility and time spent that goes with it. Fixed remuneration in cash The Remuneration Policy provides for fixed annual retainers for the Chair and other members, and additional fees for Committee Chairs and members as follows: Fee payable to the Chair of the Supervisory Board $150,000 Fee payable to each member of the Supervisory Board $57,500 Additional compensation payable to members holding the following positions: Chair of the Audit Committee $25,000 Member of the Audit Committee $15,000 Chair of the (i) Compensation & Human Resources Committee, (ii) the Nomination & Governance Committee, or (iii) the Science & Technology Committee $18,000 Member of the (i) Compensation & Human Resources Committee, (ii) the Nomination & Governance Committee, or (iii) the Science & Technology Committee $11,000 Chair of other Committees $12,000 Member of other Committees $6,000 Supervisory Board members are also reimbursed for tax consulting costs incurred in connection with the preparation of their tax returns up to an amount of €5,000 per person per year. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 110 Remuneration Report

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 111

Remuneration Report

Fixed remuneration in Restricted Stock Units (RSUs)

The Supervisory Board members receive grants of Restricted Stock Units (RSUs) pursuant to the terms of the QIAGEN N.V. Stock Plan. These awards have no performance condition and are in line with the principle of the Dutch Corporate Governance Code that remuneration of Supervisory Board members should not be dependent on a company's results.

This compensation component has been a long and tested practice at QIAGEN since the Initial Public Offering (IPO) in 1996, and in line with the practices of many other companies, in particular peer companies in the U.S. where share-based compensation is often required for these types of roles. It has proven effective in attracting and retaining talented Supervisory Board members, as well as creating a strong commitment and creating alignment with our stakeholders, who have given this approach their broad support.

The RSUs represent rights to receive common shares at future dates if the individual continues to provide service to the Company.

In 2025, the Supervisory Board members received a grant of RSUs pursuant to the new Remuneration Policy, which was valued at $230,000 on the grant date and will vest one year from that date.

Equity holding guideline

Based on the updated Remuneration Policy, Supervisory Board members are now required to hold QIAGEN shares with a value of at least 200% of their gross annual RSU award. The minimum shareholding may be built up over a multi-year period based on the after-tax value of shares after vesting, and does not require any personal share purchases. All vested shares are locked up until this requirement is fulfilled.

2025: Supervisory Board remuneration

For the year ended December 31, 2025, members of the Supervisory Board received the following compensation:

Supervisory Board member	Fixed remuneration	Committee chair	Committee membership	Total[1]	Restricted Stock Units (RSUs)
Stephen H. Rusckowski (Chair)	$103,750	18,000	11,000	$132,750	5,990
Dr. Metin Colpan	$57,500	18,000	11,000	$86,500	5,990
Dr. Toralf Haag	$57,500	25,000	—	$82,500	5,990
Dr. Ross L. Levine	$57,500	—	11,000	$68,500	5,990
Bert van Meurs	$57,500	—	11,000	$68,500	5,990
Eva van Pelt	$57,500	—	15,000	$72,500	5,990
Dr. Eva Pisa	$57,500	18,000	—	$75,500	5,990
Elizabeth E. Tallett	$57,500	—	37,000	$94,500	5,990
Lawrence A. Rosen[2]	$75,000	—	13,000	$88,000	5,990
Dr. Elaine Mardis[2]	$28,750	—	11,000	$39,750	5,990

[1] Supervisory Board members are reimbursed for travel costs and for any value added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

[2] Mr. Rosen and Prof. Dr. Mardis did not stand for re-election at the AGM in June 2025.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 112

Remuneration Report

In 2025, the Supervisory Board members received a grant of RSUs pursuant to the terms of the 2023 Stock Plan and in line with new Remuneration Policy 2024. This grant has a vesting period of one year. For the previous years, the Supervisory Board members received RSU grants pursuant to the terms of the 2014 Stock Plan, with 40% vested three years after the grant date and the remaining 60% five years after the grant date. Any granted awards will fully vest in case of a change of control of QIAGEN. Refer to Note 24 Related Party Transactions of the Consolidated Financial Statements for the total recognized accounting expense in accordance with IFRS 2 Share-based Payment.

The following tables set forth the RSU holdings of the Supervisory Board:

Stephen H. Rusckowski
Restricted Stock Units (RSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Vested	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	—	5,990	—	5,990	$38.40	—
2024	7,056	—	—	7,056	$42.79	—
	7,056	**5,990**	**—**	**13,046**		

Dr. Metin Colpan
Restricted Stock Units (RSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Vested	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	—	5,990	—	5,990	$38.40	—
2024	7,056	—	—	7,056	$42.79	—
2023	7,917	—	—	7,917	$45.95	—
2022	6,980	—	(2,792)	4,188	$49.69	$38.40
2021	4,490	—	—	4,490	$50.00	—
2020	5,656	—	(5,656)	—	$35.90	$38.40
	32,099	**5,990**	**(8,448)**	**29,641**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 113

Remuneration Report

Dr. Toralf Haag
Restricted Stock Units (RSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Vested	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	–	5,990	–	5,990	$38.40	–
2024	7,056	–	–	7,056	$42.79	–
2023	7,917	–	–	7,917	$45.95	–
2022	6,980	–	(2,792)	4,188	$49.69	$38.40
2021	4,490	–	–	4,490	$50.00	–
	26,443	**5,990**	**(2,792)**	**29,641**		

Prof. Dr. Ross L. Levine
Restricted Stock Units (RSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Vested	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	–	5,990	–	5,990	$38.40	–
2024	7,056	–	–	7,056	$42.79	–
2023	7,917	–	–	7,917	$45.95	–
2022	6,980	–	(2,792)	4,188	$49.69	$38.40
2021	4,490	–	–	4,490	$50.00	–
2020	5,656	–	(5,656)	–	$35.90	$38.40
	32,099	**5,990**	**(8,448)**	**29,641**		

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 114

Remuneration Report

Bert van Meurs
Restricted Stock Units (RSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Vested	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	–	5,990	–	5,990	$38.40	–
	–	**5,990**	**–**	**5,990**		

Eva van Pelt
Restricted Stock Units (RSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Vested	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	–	5,990	–	5,990	$38.40	–
	–	**5,990**	**–**	**5,990**		

Dr. Eva Pisa
Restricted Stock Units (RSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Vested	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	–	5,990	–	5,990	$38.40	–
2024	7,056	–	–	7,056	$42.79	–
2023	7,917	–	–	7,917	$45.95	–
	14,973	**5,990**	**–**	**20,963**

QIAGEN N.V. | IFRS Annual Report 2025 **Management Report** Financial Statements Sustainability Statement Other Information Appendices Page 115

Remuneration Report

Elizabeth E. Tallett
Restricted Stock Units (RSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Vested	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	–	5,990	–	5,990	$38.40	–
2024	7,056	–	–	7,056	$42.79	–
2023	7,917	–	–	7,917	$45.95	–
2022	6,980	–	(2,792)	4,188	$49.69	$38.40
2021	4,490	–	–	4,490	$50.00	–
2020	5,656	–	(5,656)	–	$35.90	$38.40
	32,099	**5,990**	**(8,448)**	**29,641**		

Lawrence A. Rosen
Restricted Stock Units (RSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Vested	Forfeited	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	–	5,990	(5,990)	–	–	$38.40	$48.04
2024	7,056	–	(2,383)	(4,673)	–	$42.79	$48.04
2023	7,917	–	(7,917)	–	–	$45.95	$48.04
2022	6,980	–	(6,980)	–	–	$49.69	$44.18
2021	4,490	–	(4,490)	–	–	$50.00	$48.04
2020	5,656	–	(5,656)	–	–	$35.90	$38.40
	32,099	**5,990**	**(33,416)**	**(4,673)**	**–**		

QIAGEN N.V. | IFRS Annual Report 2025 **Management Report** Financial Statements Sustainability Statement Other Information Appendices Page 116

Remuneration Report

Prof. Dr. Elaine Mardis
Restricted Stock Units (RSUs)

Year of grant	Outstanding at December 31, 2024	Granted	Vested	Forfeited	Outstanding at December 31, 2025	Share price on grant date	Share price on release date
2025	–	5,990	(5,990)	–	–	$38.40	$48.04
2024	7,056	–	(2,383)	(4,673)	–	$42.79	$48.04
2023	7,917	–	(4,679)	(3,238)	–	$45.95	$48.04
2022	6,980	–	(5,584)	(1,396)	–	$49.69	$43.22
2021	4,490	–	(3,891)	(599)	–	$50.00	$48.04
2020	5,656	–	(5,656)	–	–	$35.90	$38.40
	32,099	**5,990**	**(28,183)**	**(9,906)**	**–**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 117

Remuneration Report

Share Ownership

QIAGEN requires the Managing Board members and other senior executives to build up a significant share ownership to underscore their alignment to the interests of the Company and its shareholders. Under the Remuneration Policy, Managing Board members must build up a shareholding equal in value to five times their net base salary (after taxes) within four years of their first appointment. At the end of 2025, Mr. Bernard and Mr. Sackers both complied with the requirement. The following table sets forth certain information as of January 31, 2026, concerning the ownership of Common Shares by our Managing Board and Supervisory Board members. In preparing the following table, we have relied on information furnished by such persons.

	Shares beneficially owned(1)	Stock awards that could become releasable on or prior to April 1, 2026
Thierry Bernard	374,738	98,321
Roland Sackers	349,195	57,604
Dr. Metin Colpan(2)	167,231	13,646
Dr. Toralf Haag	4,147	13,646
Mark Stevenson	—	—
Bert van Meurs	—	5,990
Eva van Pelt	—	5,990
Dr. Eva Pisa	—	9,156
Stephen H. Rusckowski	22	5,990
Elizabeth Tallett	49,124	13,646

(1) The number of Common Shares outstanding as of January 31, 2026, was 206,074,753. The persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights as shareholders with respect to Common Shares.

(2) Shares beneficially owned include 100,355 shares held by CC Verwaltungs GmbH, an entity which is controlled by Dr. Colpan.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 118

Remuneration Report

Remuneration to employees

QIAGEN has more than 5,700 employees in over 25 countries, and the remuneration principles discussed above are taken into consideration in developing the compensation policies for all of our employees.

Competitive remuneration is key to attracting top talent throughout all levels of the organization and our "pay for performance" culture applies at every level.

We strive to achieve fair pay with cash compensation commensurate with the market range and in accordance with an employee's role, qualifications, experience and performance.

All employees have a combination of base salary and STIs. They share the same system of Corporate (comprised of Financial and Team Goals) and Personal Goals. The variable portion of pay linked to the achievement of Corporate Goals rises in proportion to Personal Goals with each job level, in line with greater responsibility and more impact on our performance. In 2025, total employee salaries increased by an average of 4.2% versus 3.1% for the Managing Board members.

QIAGEN also has frameworks in place for share-based compensation, as well as incentive programs for new ideas and innovation. All members of QIAGEN management participate in our stock plan and are eligible to receive LTIs that are subject to performance and/or service requirements. These performance targets are the same as those applied to Managing Board members.

Employee share-based remuneration

Pursuant to the 2023 Stock Plan (the 2023 Plan), stock rights – which include options to purchase our Common Shares, stock grants and stock-based awards – may be granted to employees of QIAGEN and its subsidiaries. Generally, the stock-based awards have terms of up to three years, subject to earlier termination in the event of death, disability or other termination of employment.

Some grants were made previously under the 2014 Stock Plan that also included a 5-year vesting tranche. The vesting and exercisability of certain stock rights would be accelerated in the event of a change of control, as defined in the agreements. Treasury Shares are issued to satisfy option exercises and award releases.

The Plan is administered by the Compensation & Human Resources Committee of the Supervisory Board, which selects participants from among eligible employees, and determines the number of shares to be received subject to the stock-based award, the length of time the award will remain outstanding, the manner and time of the award's vesting, the price per share subject to the award, and other terms and conditions of the award consistent with the Plan.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 119

Remuneration Report

Details with respect to PSUs outstanding are set out below:

Performance Stock Units	Shares	Weighted average purchase price	Weighted average remaining contractual term (in years)	Weighted average grant date (Fair value)
Outstanding December 31, 2024	1,795,450	$0.00		$43.08
Awarded	568,817	$0.00		$42.60
Released	(743,395)	$0.00		$41.14
Forfeited	(151,009)	$0.00		$44.40
Outstanding December 31, 2025	**1,469,863**	**$0.00**	**1.41**	**$43.74**
Vested and expected to vest	**1,348,474**	**$0.00**	**1.37**	**$43.77**

Details with respect to RSUs outstanding are set out below:

Restricted Stock Units	Shares	Weighted average purchase price	Weighted average remaining contractual term (in years)	Weighted average grant date (Fair value)
Outstanding December 31, 2024	804,184	$0.00		$44.46
Awarded	301,695	$0.00		$43.98
Released	(261,698)	$0.00		$45.82
Forfeited	(91,506)	$0.00		$44.44
Outstanding December 31, 2025	**752,675**	**$0.00**	**1.50**	**$43.81**
Vested and expected to vest	**687,103**	**$0.00**	**1.45**	**$43.82**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 120

Responsibility Statement of the Managing Board

In accordance with best practice provision 1.4.3 of the Code and Article 5:25c of the Financial Supervision Act, the Managing Board declares that, to the best of its knowledge:

1. the report of the Management Board as included in this annual report provides sufficient insights into any failings in the effectiveness of QIAGEN's internal risk management and control systems;
2. the aforementioned systems provide reasonable assurance that QIAGEN's financial reporting does not contain any material inaccuracies;
3. the aforementioned systems provide limited assurance that the sustainability reporting in the Sustainability Statement included in this annual report does not contain material inaccuracies;
4. the management board is not aware that, as at December 31, 2025, the aforementioned systems do not provide comfort that the operational and compliance risks identified in our Risks and Risk Management section of this management report are effectively managed considering our risk appetite, where comfort is to be read as: comfort considering our risk appetite, the complexity of our enterprise, inherent limitations to these systems and other disclosures on these systems in our management report;
5. based on QIAGEN's current status of affairs, it is justified that the financial reporting is prepared on a going concern basis;
6. the report of the Management Board lists the material risks associated with the strategy and activities of QIAGEN and its affiliated enterprise, including the strategic, operational, compliance and reporting risks, and the uncertainties that are relevant to the expectation regarding QIAGEN's continuity for the period of twelve months after the issuance of this annual report;
7. the financial statements as included in this annual report provide a true and fair view of the assets, liabilities, financial position, and profit for the financial year of QIAGEN and the group companies included in the consolidation; and
8. the report of the Management Board as included in this annual report provides a true and fair view of the situation on the balance sheet date, the business development during the year of QIAGEN, and of its affiliated group companies included in the financial statements. The report of the Management Board describes the material risks to which QIAGEN is exposed.

Due to inherent limitations to risk management and control systems, the above does not imply that these systems and procedures provide certainty as to the realisation of strategic, operations, compliance and reporting objectives, nor that they can prevent all misstatements, inaccuracies, fraud, operational issues, and non-compliance with laws and regulations.

The above statement is solely made for the purposes of compliance with best practice provision 1.4.3 of the Code and Article 5:25c of the Financial Supervision Act, and does not constitute an attestation under the Sarbanes-Oxley Act or any other form of in-control statement or attestation.

Thierry Bernard	Roland Sackers
Chief Executive Officer	Chief Financial Officer

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 121

Consolidated Financial Statements

122	**Consolidated Balance Sheets**	172	11. Equity Accounted Investments
124	**Consolidated Income Statements**	174	12. Goodwill and Intangible Assets
125	**Consolidated Statements of Comprehensive Income**	178	13. Leases
126	**Consolidated Statements of Cash Flows**	180	14. Provisions
128	**Consolidated Statements of Changes in Equity**	182	15. Other Current & Non-current Liabilities
129	**Notes to the Consolidated Financial Statements**	183	16. Financial Debts
129	1. Corporate Information and Basis of Presentation	195	17. Income Tax
132	2. Effects of New Accounting Pronouncements	200	18. Equity
132	3. Summary of Significant Accounting Policies, Estimates and Judgments	203	19. Earnings per Common Share
155	4. Revenue	204	20. Commitments and Contingencies
160	5. Acquisitions	206	21. Reportable Segment
163	6. Restructuring	208	22. Share-Based Payments
166	7. Financial Assets	210	23. Employee Benefits and Personnel Costs
168	8. Trade Accounts Receivable	212	24. Related Party Transactions
169	9. Other Current & Non-current Assets	216	25. Fair Value Measurements
170	10. Property, Plant and Equipment	221	26. Financial Risk Factors and Use of Derivative Financial Instruments
		232	27. Capital Management
		235	28. Consolidated Companies
		237	29. Fees Paid to External Auditors
		238	30. Subsequent Events



QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 122

QIAGEN N.V. Consolidated Balance Sheets

(in thousands)	Notes	As of December 31, 2025	2024 (Restated)
Assets			
Current assets:			
Cash and cash equivalents	(3.17)	$838,619	$663,025
Current financial assets	(7)	259,913	489,437
Trade accounts receivable	(8)	402,608	349,278
Inventories	(3.18)	302,357	279,082
Derivative financial instruments	(25, 26)	2,448	23,604
Other current assets	(9)	162,394	135,062
Total current assets		1,968,339	1,939,488
Non-current assets:			
Property, plant and equipment	(10)	530,357	474,517
Goodwill	(12)	2,728,476	2,453,849
Other intangible assets	(12)	824,124	621,252
Right-of-use assets	(13)	149,727	113,416
Equity accounted investments	(11)	14,103	18,241
Non-current financial assets	(7)	5,752	4,283
Deferred tax assets	(17)	93,988	92,565
Derivative financial instruments	(25, 26)	—	3,174
Other non-current assets	(9)	32,917	35,422
Total non-current assets		4,379,444	3,816,719
Total assets		**$6,347,783**	**$5,756,207**

The accompanying notes are an integral part of these consolidated financial statements. See Note 1.1 "Revision of Previously Issued Financial Statements."

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 123

QIAGEN N.V. Consolidated Balance Sheets

(in thousands, except par value)	Notes	As of December 31, 2025	2024 (Restated)
Liabilities and equity			
Current liabilities:			
Current financial debts	(16)	$—	497,832
Trade and other accounts payable		72,656	83,272
Provisions	(14)	8,457	3,702
Derivative financial instruments	(25, 26)	20,172	22,635
Other current liabilities	(15)	402,482	376,591
Total current liabilities		503,767	984,032
Non-current liabilities:			
Non-current financial debts	(16)	1,443,802	742,378
Deferred tax liabilities	(17)	37,194	33,379
Derivative financial instruments	(25, 26)	135,782	80,726
Other non-current liabilities	(15)	305,714	217,853
Total non-current liabilities		1,922,492	1,074,336
Equity:			
Common Shares, 0.01 EUR par value, authorized—410,000 shares, issued—217,685 shares in 2025 and 223,904 in 2024	(18)	2,529	2,601
Share premium		1,484,901	1,715,510
Retained earnings	(18)	2,798,815	2,486,459
Reserves		(332,905)	(431,816)
Less treasury shares at cost—764 and 1,614 shares, respectively	(18)	(31,816)	(74,915)
Total equity		3,921,524	3,697,839
Total liabilities and equity		**$6,347,783**	**$5,756,207**

The accompanying notes are an integral part of these consolidated financial statements. See Note 1.1 "Revision of Previously Issued Financial Statements."

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 124

QIAGEN N.V. Consolidated Income Statements

(in thousands, except per share data)	Notes	Years ended December 31, 2025	2024 (Restated)
Net sales	(4, 21)	$2,089,999	$1,978,214
Cost of sales:			
Cost of sales	(6)	(741,899)	(957,893)
Acquisition-related intangible amortization	(12)	(55,236)	(58,541)
Total cost of sales		(797,135)	(1,016,434)
Gross profit		1,292,864	961,780
Other operating income		233	444
Research and development expense		(177,120)	(183,306)
Sales and marketing expense		(465,731)	(459,973)
General and administrative expense		(122,990)	(110,824)
Restructuring, acquisition, integration and other, net	(6)	(59,273)	(90,210)
Other operating expense		(381)	(570)
Total operating expenses, net	(10, 12, 23)	(825,262)	(844,439)
Income from operations		467,602	117,341
Financial income		64,340	68,016
Financial expense	(16)	(37,833)	(47,283)
Gain from equity accounted investments	(11)	4,401	5,720
Non-monetary (loss) gain, net	(3)	(876)	206
Other financial results	(5, 7, 26)	9,257	47,365
Total financial income, net		39,289	74,024
Income before income tax expense		506,891	191,365
Income tax expense	(17)	(69,923)	(34,267)
Net income		**$436,968**	**$157,098**
Basic earnings per common share	(19)	$2.01	$0.71
Diluted earnings per common share	(19)	$2.00	$0.70
Weighted average shares outstanding			
Basic	(19)	217,219	222,619
Diluted	(19)	218,880	224,717

The accompanying notes are an integral part of these consolidated financial statements. See Note 1.1 "Revision of Previously Issued Financial Statements."

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 125

QIAGEN N.V. Consolidated Statements of Comprehensive Income

(in thousands)	Notes	Years ended December 31, 2025	2024 (Restated)
Net income		$436,968	$157,098
Other comprehensive income not reclassified to profit or loss in subsequent periods:			
Gain (loss) on pensions (net of $51 tax expense and $227 tax benefit in 2025 and 2024, respectively)		119	(530)
Other comprehensive (loss) income to be reclassified to profit or loss in subsequent periods:			
Foreign currency translation adjustments (net of $0 tax in 2025 and 2024)		146,060	(69,631)
(Gains) losses on cash flow hedges (net of $3,704 tax benefit and $28,422 tax expense in 2025 and 2024, respectively)	(26)	(10,637)	81,743
Reclassification adjustments on cash flow hedges (net of $2,426 tax expense and $27,195 tax benefit in 2025 and 2024, respectively)	(26)	6,897	(78,211)
Net investment hedge	(26)	(43,528)	24,552
Other comprehensive income (loss), after tax		98,911	(42,077)
Comprehensive income		**$535,879**	**$115,021**

The accompanying notes are an integral part of these consolidated financial statements. See Note 1.1 "Revision of Previously Issued Financial Statements."

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 126

QIAGEN N.V. Consolidated Statements of Cash Flows

(in thousands)	Notes	Years ended December 31, 2025	2024 (Restated)
Cash flows from operating activities:			
Net income		$436,968	$157,098
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	(10, 12)	202,600	209,726
Non-cash impairments	(6, 7)	22,440	203,408
Amortization of debt discount and issuance costs	(27)	3,367	18,428
Deferred income taxes	(17)	(22,759)	(19,974)
Share based compensation expense	(22)	50,400	43,627
Loss on financial assets	(7)	968	426
Other items, including fair value changes in derivatives	(11, 16, 26)	1,579	(40,286)
Net changes in operating assets and liabilities:			
Trade accounts receivable	(8)	(36,392)	12,218
Inventories	(3)	(3,973)	85,526
Other current assets	(9)	3,021	14,235
Other non-current assets	(9)	(1,712)	(1,194)
Accounts payable		(8,418)	1,446
Accrued and other current liabilities	(15)	(42,410)	(53,731)
Other non-current liabilities	(15)	38,341	4,108
Income taxes	(17)	38,812	34,856
Interest paid		(33,829)	(27,642)
Interest received		60,271	81,230
Income taxes paid, net of refunds		(17,266)	(15,684)
Net cash provided by operating activities		692,008	707,821

The accompanying notes are an integral part of these consolidated financial statements. See Note 1.1 "Revision of Previously Issued Financial Statements."

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 127

QIAGEN N.V. Consolidated Statements of Cash Flows

(in thousands)	Notes	Years ended December 31, 2025	2024 (Restated)
Cash flows from investing activities:			
Purchases of property, plant and equipment	(10)	(76,802)	(68,038)
Purchases of intangible assets	(12)	(130,324)	(103,204)
Development expenses	(12)	(10,384)	(10,181)
Purchases of unquoted debt securities	(7)	(369,014)	(685,915)
Proceeds from redemption of unquoted debt securities	(7)	597,057	584,979
Purchases of unquoted equity securities	(7, 11)	(2,849)	(3,157)
Proceeds from unquoted equity securities	(7)	43	692
Cash paid for acquisitions, net of cash acquired	(5)	(300,446)	—
Cash (paid) received for collateral asset		(32,163)	25,414
Net cash used in investing activities		(324,882)	(259,410)
Cash flows from financing activities:			
Capital repayment	(18)	(280,086)	(292,099)
Cash dividend payment	(18)	(54,243)	—
Proceeds from non-current debt, net of issuance costs	(16, 17)	742,318	494,211
Repayment of non-current debt	(16, 17)	(534,167)	(601,536)
Principal payments on leases	(13)	(27,093)	(23,892)
Tax withholding related to vesting of stock awards	(22)	(27,270)	(34,161)
Cash (paid) received for collateral liability		(16,080)	11,350
Cash paid for contingent consideration		—	—
Other financing activities		(229)	(661)
Net cash used in financing activities		(196,850)	(446,788)
Effect of exchange rate changes on cash and cash equivalents		5,318	(5,918)
Net increase (decrease) in cash and cash equivalents		175,594	(4,295)
Cash and cash equivalents, beginning of period		663,025	667,320
Cash and cash equivalents, end of period		**$838,619**	**$663,025**

The accompanying notes are an integral part of these consolidated financial statements. See Note 1.1 "Revision of Previously Issued Financial Statements."

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 128

QIAGEN N.V. Consolidated Statements of Changes in Equity

(in thousands)	Notes	Common Shares: Shares	Common Shares: Amount	Share premium	Retained earnings	Derivative hedge reserve	Pension reserve	Foreign currency translation	Treasury Shares: Shares	Treasury Shares: Amount	Total equity
Balance at December 31, 2023		230,829	$2,702	$1,965,581	$2,421,630	($37,371)	$812	($353,180)	(2,627)	($133,023)	$3,867,151
Net income		—	—	—	157,098	—	—	—	—	—	157,098
Other comprehensive income (loss)		—	—	—	—	28,084	(530)	(69,631)	—	—	(42,077)
Comprehensive income		—	—	—	157,098	28,084	(530)	(69,631)	—	—	115,021
Capital repayment	(18)	(6,925)	(101)	(292,672)	—	—	—	—	79	—	(292,773)
Tax benefit of employee stock plans	(22)	—	—	(1,026)	—	—	—	—	—	—	(1,026)
Share-based payments	(22)	—	—	43,627	—	—	—	—	—	—	43,627
Employee stock plans	(22)	—	—	—	(92,269)	—	—	—	1,734	92,269	—
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	—	—	(800)	(34,161)	(34,161)
Balance at December 31, 2024 (Restated)		**223,904**	**$2,601**	**$1,715,510**	**$2,486,459**	**($9,287)**	**$282**	**($422,811)**	**(1,614)**	**($74,915)**	**$3,697,839**
Balance at December 31, 2024		223,904	$ 2,601	$ 1,715,510	$ 2,486,459	$ (9,287)	$ 282	$ (422,811)	(1,614)	$ (74,915)	$ 3,697,839
Net income		—	—	—	436,968	—	—	—	—	—	436,968
Other comprehensive income (loss)		—	—	—	—	(47,268)	119	146,060	—	—	98,911
Comprehensive income		—	—	—	436,968	(47,268)	119	146,060	—	—	535,879
Capital repayment	(18)	(6,219)	(72)	(280,110)	—	—	—	—	45	—	(280,182)
Cash dividends declared, $0.25 per share	(18)	—	—	—	(54,243)	—	—	—	—	—	(54,243)
Tax benefit of employee stock plans	(22)	—	—	(899)	—	—	—	—	—	—	(899)
Share-based payments	(22)	—	—	50,400	—	—	—	—	—	—	50,400
Employee stock plans	(22)	—	—	—	(70,369)	—	—	—	1,473	70,369	—
Tax withholding related to vesting of stock awards	(22)	—	—	—	—	—	—	—	(668)	(27,270)	(27,270)
Balance at December 31, 2025		**217,685**	**$2,529**	**$1,484,901**	**$2,798,815**	**($56,555)**	**$401**	**($276,751)**	**(764)**	**($31,816)**	**$3,921,524**

The accompanying notes are an integral part of these consolidated financial statements. See Note 1.1 "Revision of Previously Issued Financial Statements."

1. Corporate Information, Basis of Presentation and Statement of Compliance Corporate Information QIAGEN N.V. is a public limited liability company (naamloze vennootschap) under Dutch law with a registered office at Hulsterweg 82, 5912 PL Venlo, The Netherlands. QIAGEN N.V., a Netherlands holding company, and subsidiaries (we, our or the Company) is a global leader in Sample to Insight solutions, that enable customers to extract and analyze molecular information from samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. We serve more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical research and development and industrial applications, such as forensics) and molecular diagnostics (clinical healthcare). As of December 31, 2025, we employed approximately 5,700 people in more than 35 locations worldwide. Our Common Shares are listed for trading on the Frankfurt Stock Exchange, Prime Standard Segment, under the symbol QIA and on the New York Stock Exchange (NYSE) under the symbol QGEN. Basis of Presentation and Statement of Compliance The accompanying consolidated financial statements were prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and all amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, contingent consideration and financial assets that have been measured at fair value. The financial statements of the Company have been prepared on the basis of the going concern assumption. The consolidated financial statements also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code, as far as applicable. We undertake acquisitions to complement our own internal product development activities. In December 2025, we acquired Parse Biosciences, Inc. a privately held, leading provider of scalable, instrument-free solutions for single-cell research located in Seattle, Washington. In May 2025, we acquired GNX Data Systems Ltd. (doing business as Genoox). Genoox, a privately held company founded in 2014 and headquartered in Tel Aviv, Israel, provides AI-powered software that enables clinical labs to scale and accelerate the processing of complex genetic tests. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. The acquisition was not significant to the overall consolidated financial statements. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 129 Notes to the Consolidated Financial Statements December 31, 2025 The consolidated financial statements of QIAGEN for the year ended December 31, 2025 were authorized for issue in accordance with a unanimous resolution of the Supervisory Board on April 29, 2026. 1.1 Revision of Previously Issued Financial Statements During 2025, we identified two matters affecting our previously issued consolidated financial statements as of and for the year ended December 31, 2024. The first matter relates to the classification of $444.4 million of debt and $8.9 million of derivative liability related to the embedded conversion option that had previously been reported as non-current as of December 31, 2024 and should have been classified as current under IFRS due to the December 17, 2025 bondholder put date with respect to the $500.0 million aggregate principal amount of 0.000% Senior Unsecured Convertible Notes due 2027. The second matter relates to the accounting for the embedded conversion feature in our 2.500% Convertible Notes due 2031 issued on September 10, 2024. Under IFRS, the embedded conversion feature is required to be separated from the host debt instrument and accounted for separately at inception. In the previously issued consolidated financial statements as of and for the year ended December 31, 2024, the required initial bifurcation of the embedded conversion feature was omitted and the derivative liability was incorrectly recorded with a debit to profit or loss. Accordingly, the accompanying consolidated financial statements as of and for the year ended December 31, 2024 have been restated to correct the errors. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 130 Notes to the Consolidated Financial Statements

The errors have been corrected by restating each of the affected financial statement line items for the prior periods as follows: December 31, 2024 (in thousands, except per share data) Impact Impact on Balance Sheet (increase/(decrease)) Current financial debts $444,351 Derivative financial instruments $8,883 Total current liabilities $453,234 Non-current financial debts ($541,638) Derivative financial instruments ($8,883) Total non-current liabilities ($550,521) Net impact on equity $97,287 Impact on Income Statement (increase in profit) Other financial results $97,287 Net income $97,287 Impact on basic and diluted earnings per share (increase in EPS) Basic earnings per common share $0.44 Diluted earnings per common share $0.43 The change did not have an impact on operating, investing and financing cash flows. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 131 Notes to the Consolidated Financial Statements 2. Effects of New Accounting Policies and Disclosures New Accounting Standards and Interpretations Adopted For 2025, there were no new standards or interpretations that were adopted which have a material impact to the consolidated financial statements. New Accounting Standards and Interpretations Issued but Not Yet Adopted IFRS 18, Presentation and Disclosure in Financial Statements, replaces IAS 1 and introduces new requirements for the presentation of specified categories and subtotals in the statement of profit or loss, disclosures of management-defined performance measures in the notes, and enhanced principles for aggregation and disaggregation. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted, and is to be applied retrospectively subject to specific transition provisions. The related amendments to IAS 7 and IAS 33, as well as revisions to IAS 8 and IFRS 7, become effective upon adoption of IFRS 18. The Company is currently evaluating the impact of IFRS 18 and the related amendments and expects a material impact on the presentation and disclosures in its consolidated financial statements. The amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 and are effective for annual reporting periods beginning on or after January 1, 2026. The Company does not expect the amendments to have a material impact on its consolidated financial statements. 3. Summary of Significant Accounting Policies, Estimates and Judgments Significant Accounting Policies 3.1 Consolidation Principles The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2025 and for the year then ended. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. An entity is controlled when the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity, and the ability to affect those returns through its power over the entity. In determining whether control exists, potential voting rights must be taken into account if those rights are substantive, in other words they can be exercised on a timely basis when decisions about the QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 132 Notes to the Consolidated Financial Statements

relevant activities of the entity are to be taken. Entities consolidated by the Company are referred to as "subsidiaries." The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-Company balances, income and expenses, unrealized gains and losses and dividends resulting from intra-Company transactions are eliminated in full. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the noncontrolling interest. Total comprehensive income is attributed to the owners of the parent and to the noncontrolling interest even if this results in a deficit balance. A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the assets (including goodwill) and liabilities of the subsidiary, the carrying amount of any noncontrolling interest, the cumulative translation differences, recorded in equity, recognizes the fair value of the consideration received, recognizes the fair value of any investment retained, any surplus or deficit in profit or loss and reclassifies the parent's share of components previously recognized in other comprehensive income to profit or loss. 3.2 Business Combinations and Goodwill Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any noncontrolling interest in the acquiree. The Company measures the noncontrolling interest in the acquiree at fair value. Acquisition related costs incurred are expensed. When the Company acquires a business, it assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity. Goodwill is initially measured at cost being the excess of the consideration transferred and the amount recognized for noncontrolling interest over the Company's net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as profit. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 133 Notes to the Consolidated Financial Statements After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. Management monitors and makes decisions regarding the Company's operations on a functional specific and global level. Goodwill is monitored and assessed for the entire consolidated group as a whole because the Company and its subsidiaries together compose a single cash-generating unit. 3.3 Equity Accounted Investments Investments in entities in which the Company has significant influence, generally participations of 20% or more of the voting power, but over which it does not exercise management control are accounted for using the equity method. The Company's interests in equity accounted investees comprise interests in associates and joint ventures. Associates are those entities in which the company has significant influence but no control or joint control. A joint venture is an arrangement in which the company has joint control, whereby the company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Under the equity method, the investment is carried in the balance sheet at cost plus post acquisition changes in the Company's share of net assets of the associate. After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on the Company's investment. The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in the income statement. Upon loss of significant influence over the associate, the Company measures and recognizes any retaining investment at its fair value. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 134 Notes to the Consolidated Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 135

Notes to the Consolidated Financial Statements

3.4 Foreign Currency Translation

The Company's presentation currency is the U.S. dollar (US$) which is also the parent company's functional currency. The majority of our subsidiaries' functional currencies are the local currency of the respective country. Balance sheets prepared in the functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders' equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders' equity. On disposal of a subsidiary, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Foreign currency transactions involving monetary assets and liabilities denominated in a currency other than the functional currency of the entity are translated using the exchange rate prevailing at the dates of the transactions and are subsequently valued at the closing rates at each period end. The foreign currency gains or losses on hedging instruments used to offset currency risk associated with the translation of the foreign operations are deferred in other comprehensive income, to the extent that the hedge is effective. Foreign currency transaction gains and losses realized until settlement are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity's net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders' equity. Included in other financial results in the accompanying consolidated income statements is a net loss on foreign currency transactions of $5.5 million and a net loss on foreign currency transaction of $2.7 million for the years ended December 31, 2025 and 2024, respectively.

The exchange rates of key currencies affecting the Company were as follows:

(USD equivalent for one)	Closing rate as at December 31, 2025	Closing rate as at December 31, 2024	Annual average rate 2025	Annual average rate 2024
Euro (EUR)	1.1750	1.0389	1.1296	1.0821
Pound Sterling (GBP)	1.3466	1.2529	1.3179	1.2782
Swiss Franc (CHF)	1.2615	1.1038	1.2059	1.1362
Japanese Yen (JPY)	0.0064	0.0064	0.0067	0.0066
Chinese Yuan (CNY)	0.1428	0.1370	0.1391	0.1390

Beginning January 1, 2022, the results of our subsidiary in Türkiye are reported under hyperinflationary accounting in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (IAS 29).

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 136

Notes to the Consolidated Financial Statements

Under IAS 29, to reflect changes in purchasing power using a general price index, the carrying amounts of non-monetary assets and liabilities, shareholders' equity, and comprehensive income of our subsidiary in Türkiye were restated in terms of a measuring unit current at the balance sheet date. No restatement is required for monetary assets and liabilities because they represent money held, to be received, or to be paid.

3.5 Revenue Recognition

We recognize revenue when control of promised goods or services transfers to our customers in an amount that reflects the consideration that is expected to be received in exchange for those goods or services. We enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is allocated to performance obligations based on their relative stand-alone selling prices. The majority of our sales revenue is recognized when products are shipped to the customers at which point control transfers. Refer to Note 4 "Revenue" for additional details.

Shipping and handling costs charged to customers are recorded as revenue in the period that the related product sale revenue is recorded. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2025 and 2024, shipping and handling costs totaled $31.8 million and $33.4 million, respectively.

3.6 Operating Expenses

Advertising Costs

The costs of advertising are expensed as incurred when the services are performed and are included as a component of sales and marketing expense. Advertising costs for the years ended December 31, 2025 and 2024 were $8.7 million and $9.6 million, respectively.

General and Administrative

General and administrative expenses primarily represent personnel costs and expenses associated with administrative infrastructure, including continued investments across the organization in information technology improvements and cyber security.

Restructuring, Acquisition, Integration and Other

We incur indirect acquisition and business integration costs in connection with business combinations. These costs represent incremental costs that we believe would not have been incurred absent the business combinations. Major components of these costs include consulting and related fees incurred to integrate or restructure the acquired operations, payroll and related costs for employees remaining with the Company on a transitional basis and public relations, advertising and media costs for re-branding of the combined organization. As part of our restructuring activities, we incur expenses that qualify constructive obligations under IAS 37 arising from a restructuring program including severance and employee costs as well as contract and other costs, primarily contract termination costs, as well as inventory write-offs and other implementation costs primarily related to consulting fees. Personnel related costs primarily relate to cash severance and other termination benefits. We also incur expenses that are an integral component of, and are directly attributable to, our restructuring activities which do not qualify as constructive obligation under IAS 37, which consist of asset-related costs such as intangible asset impairments and other asset related write-offs. Termination benefits are recorded when communicated to employees and the Company can no longer withdraw the offer of those benefits. Other benefits which require future service and are associated with non-recurring benefits are recognized ratably over the future service period. Other assets are impaired or written-off if the carrying value exceeds the fair value. All other costs are recognized as incurred. Facility closure and other costs are recorded when the liability is incurred. The specific restructuring measures and associated estimated costs are based on management's best business judgment under the existing circumstances at the time the estimates are made. If future events require changes to these estimates, such adjustments will be reflected in the period of the revised estimate. See Note 6 "Restructuring" for the details. Research and Development Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Company can demonstrate: • The technical feasibility of completing the intangible asset so that it will be available for use or sale. • Its intention to complete and its ability to use or sell the asset. • How the asset will generate probable future economic benefits. • The availability of resources to complete the asset and to use or sell the intangible asset. • The ability to measure reliably the expenditure during development. Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 137 Notes to the Consolidated Financial Statements Amortization of the asset begins when development is complete and the asset is available for use. It is amortized on a straight-line basis over the period of expected future benefit (between three and five years). Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually. 3.7 Government Grants We recognize government grants when there is reasonable assurance that all conditions will be complied with and the grant will be received. Our government grants generally represent subsidies for specified activities and are therefore recognized when earned as a reduction of the expenses recorded for the activity that the grants are intended to compensate. Thus, when the grant relates to research and development expense, the grant is recognized over the same period that the related costs are incurred. Otherwise, amounts received under government grants are recorded as liabilities in the balance sheet. When the grant relates to an asset, the value of the grant is deducted from the carrying amount of the asset and recognized over the same period that the related asset is depreciated or amortized. In 2025, we received government grants in the amount of $2.2 million (2024: $0.4 million), of which $1.5 million was offset against the carrying amount of assets, $0.6 million and $0.1 million of income was included to offset general and administrative expense and research and development expense, respectively, in the accompanying consolidated income statement. We do not carry any liabilities related to government grants. 3.8 Borrowing Costs Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets (qualifying asset) when such borrowing costs are significant and are recognized using the effective interest rate method. All other borrowing costs are expensed in the period they occur. 3.9 Post-Employment Benefits The Company operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Company provides for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The Company's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate. Refer to Note 23 "Employee Benefits and Personnel Costs" for more details. 3.10 Share-Based Payments The Company has a stock option plan, which is described in detail under Note 22 "Share-Based Payments." A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option's QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 138 Notes to the Consolidated Financial Statements

vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium. 3.11 Taxation Taxes reported in the consolidated income statements include current and deferred income taxes. Current income tax Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities and are presented net within tax jurisdictions where permitted. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Company operates and generates taxable income. Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and decreases tax assets or increases tax liabilities where appropriate. Deferred tax Deferred tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. A deferred tax asset is recognized for deductible temporary differences and unused tax losses (tax credits) carried forward, to the extent that it is probable that future taxable profits will be available. Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. Income tax exposure Uncertainties exist with respect to the interpretation of complex tax regulations (including Pillar Two regulations) changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 139 Notes to the Consolidated Financial Statements and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Company's domicile. 3.12 Financial Instruments - Recognition and Initial Measurement The Company's financial assets include cash and short-term deposits, trade accounts receivable, loan and other receivables, quoted and unquoted financial instruments, and derivative financial instruments. The Company's financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments. Trade receivables and debt securities issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument. A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price. 3.13 Financial Instruments - Classification and Subsequent Measurement Financial assets On initial recognition, a financial asset is classified as measured at: amortized costs; fair value through other comprehensive income (FVOCI) - debt investment; FVOCI - equity investment; or fair value through profit or loss (FVTPL). Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model. A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as an FVTPL: • it is held within a business model whose objective is to hold assets to collect contractual cash flows; and QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 140 Notes to the Consolidated Financial Statements

• its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: • it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and • its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment's fair value in OCI. This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (see Note 26). On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise (IFRS 9, para 4.1.5). As of December 31, 2025, we have not made this election. Financial assets - Business model assessment The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes: • the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets; • how the performance of the portfolio is evaluated and reported to the Company’s management; • the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; • how managers of the business are compensated - e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 141 Notes to the Consolidated Financial Statements • the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity. Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Company’s continuing recognition of the assets. Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL. Financial assets - Assessment whether contractual cash flows are solely payments of principal and interest For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin. In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers: • contingent events that would change the amount or timing of cash flows; • terms that may adjust the contractual coupon rate, including variable-rate features; • prepayment and extension features; and • terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features). A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 142 Notes to the Consolidated Financial Statements

Financial assets - Classification, subsequent measurement and gains and losses Financial assets at FVTPL These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see Note 26 for derivatives designated as hedging instruments. Financial assets at amortized cost These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss. Debt investments at FVOCI These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss. Equity investments at FVOCI These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss. At December  31, 2025, all unquoted equity securities held as non-current financial assets and current and non-current derivative financial instruments are measured at FVTPL. All other financial assets are measured at amortized cost. The Company does not hold any debt or equity investments at FVOCI as of December 31, 2025. Financial liabilities - Classification, subsequent measurement and gains and losses Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss. At December 31, 2025, current and non-current derivative financial instruments are measured at FVTPL, with additional disclosures in Note 25 "Fair Value Measurements." All other financial liabilities are measured at amortized cost. See Note 26 for financial liabilities designated as hedging instruments. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 143 Notes to the Consolidated Financial Statements 3.14 Derecognition Financial assets The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Company enters into transactions whereby it transfers assets recognized in its balance sheet, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized. Financial liabilities The Company derecognizes a financial liability when its contractual obligations are discharged or canceled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss. 3.15 Offsetting Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. 3.16 Derivative Financial Instruments and Hedge Accounting The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met. Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss. At inception of designated hedging relationships, the Company documents the risk management objective and strategy for undertaking the hedge. The Company also documents the economic relationship between the hedged item and the QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 144 Notes to the Consolidated Financial Statements

hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other. Cash flow hedges When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve. The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. The Company designates only the change in fair value of the spot element of forward exchange contracts as the hedging instrument in cash flow hedging relationships. The change in fair value of the forward element of forward exchange contracts (‘forward points’) is separately accounted for as a cost of hedging and recognized in a costs of hedging reserve within equity. When the hedged forecast transaction subsequently results in the recognition of a non-financial item such as inventory, the amount accumulated in the hedging reserve and the cost of hedging reserve is included directly in the initial cost of the non-financial item when it is recognized. For all other hedged forecast transactions, the amount accumulated in the hedging reserve and the cost of hedging reserve is reclassified to profit or loss in the same period or periods during which the hedged expected future cash flows affect profit or loss. If the hedge no longer meets the criteria for hedge accounting or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item’s cost on its initial recognition or, for other cash flow hedges, it is reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss. If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in the hedging reserve and the cost of hedging reserve are immediately reclassified to profit or loss. Net investment hedges When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of, for a derivative, changes in the fair value of the hedging QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 145 Notes to the Consolidated Financial Statements instrument or, for a non-derivative, foreign exchange gains and losses is recognized in OCI and presented in the translation reserve within equity. Any ineffective portion of the changes in the fair value of the derivative or foreign exchange gains and losses on the non-derivative is recognized immediately in profit or loss. The amount recognized in OCI is reclassified to profit or loss as a reclassification adjustment on disposal of the foreign operation. 3.17 Cash and Cash Equivalents Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid with an original maturity of less than three months at the date of purchase. (in thousands)   2025 2024 Cash at bank and on hand   $136,157 $92,175 Money market funds 647,809 399,917 Short-term bank deposits 54,653 170,933 Cash and cash equivalents   $838,619 $663,025 3.18 Inventories Inventories are stated at the lower of cost and net realizable value. The moving average method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. At December  31, 2025 and 2024, no inventory was recorded at net realizable value. Provisions are established for slow-moving and obsolete inventory. No inventory is pledged as collateral as of December 31, 2025. (in thousands)   2025 2024 Raw materials   $54,163 $52,770 Work in process   78,419 72,675 Finished goods   169,775 153,637 Total inventories, net   $302,357 $279,082 Included in inventories as of December  31, 2025, are $36.5 million (2024: $65.5 million) of inventory valuation allowances. The movement in inventory valuation allowances was recorded under cost of sales. For the years ended QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 146 Notes to the Consolidated Financial Statements

December  31, 2025 and 2024, cost of sales included cost of inventory sold of $322.8 million and $299.6 million, respectively. Inventory impairment totaling $11.3 million in 2025 and $93.5 million in 2024 were recognized in connection with the discontinuation of NeuMoDx, further discussed in Note 6 "Restructuring." 3.19 Property, Plant and Equipment Property, plant and equipment are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets: Buildings and leasehold improvements up to 60 years Machinery and equipment 3-15 years Furniture and office equipment 3-10 years Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements. The asset's residual values, useful lives and methods of depreciation are reviewed, and adjusted if appropriate, at each financial year end. 3.20 Leases At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Company as a lessee Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the company. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 147 Notes to the Consolidated Financial Statements Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: • fixed payments, including in-substance fixed payments, less any lease incentives received; • variable lease payments that are based on an index or a rate; • amounts expected to be payable to the lessee under residual value guarantees; • the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and • payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee's incremental borrowing rate at the lease commencement date is used, which is based on an assessment of interest rates the company would have to pay to borrow funds, including the consideration of factors such as the nature of the asset and location, collateral, market terms and conditions, as applicable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. Each lease payment is allocated between the liability and finance charges. The interest element of the finance cost is recognized in the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset. Right-of-use assets are measured at cost comprising the following: • the amount of the initial measurement of the lease liability; • any lease payments made at or before the commencement date less any lease incentives received; • any initial direct costs; and • restoration costs. The company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The company applies judgment in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 148 Notes to the Consolidated Financial Statements

The company leases various items of real estate, vehicles and other equipment. Rental contracts are typically made for fixed periods but may have extension or termination options. Company as a lessor When the company acts as a lessor, it determines at lease inception whether a lease is a finance lease or an operating lease. Leases in which the company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. The company recognizes lease payments received under operating leases as income on a straight-line basis over the lease terms in the Income Statement. 3.21 Intangible Assets Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Company and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Through business combinations, the Company may acquire a variety of intangible assets which either will be or are amortized based on the nature and use of the assets. Amortization expense related to developed technology and patent and license rights acquired in a business combination is included in cost of sales. Amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense. For intangible assets not acquired in business combinations, amortization expense is recorded within cost of sales, research and development, or sales and marketing line items based on the nature and use of the asset. The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the income statement in the expense category consistent with the function of the intangible asset. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 149 Notes to the Consolidated Financial Statements Developed technology, patents and license rights, computer software, development costs and other intellectual properties are amortized on a straight-line basis over their estimated useful lives as follows: Developed technology, patents and license rights 5-15 years Computer software 3-20 years Development costs 3-5 years Other intellectual properties 5-15 years 3.22 Impairment Impairment of financial assets The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables, contract assets, and debt investments carried at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the company expects to receive, discounted at an approximation of the original effective interest rate. ECLs are recognized in two stages. For credit risk exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (12-month ECLs). The company considers a financial asset to be in default when the counterparty is unlikely to pay its credit obligations to the company in full or when the financial asset is past due. For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (lifetime ECLs). When determining whether the credit risk of a financial asset has increased significantly since initial recognition, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the company's historical experience and informed credit assessment and including forward-looking information, such as forecast economic conditions. The Company assesses the allowance for doubtful accounts by applying the IFRS 9 simplified approach to measuring expected credit losses (ECLs), which uses the lifetime ECL allowance. To measure the ECLs on trade receivables, the Company considers any credit-risk concentration, collective debt risk based on historical losses, specific circumstances considering the market information on a country specific basis, and other forward looking information. Trade receivables are written off when there is no reasonable expectation of recovery of the asset (for example, because of bankruptcy). QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 150 Notes to the Consolidated Financial Statements

Impairment of non-financial assets The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash-generating unit's (CGU) fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or the Company's assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. Impairment losses are recognized in the income statement in those expense categories consistent with the function of the impaired asset. For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset's or cash-generating unit's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement. Goodwill Goodwill is subject to impairment tests annually, as of October 1, or earlier if indicators of potential impairment exist. We assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (or group of cash- generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 151 Notes to the Consolidated Financial Statements 3.23 Provisions Provisions are recognized by the Company when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost. The Company provides warranties on products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty costs is recorded in cost of sales at the time product revenue is recognized. Product warranty obligations are included in other current liabilities in the balance sheet. Additionally, we typically provide limited warranties with respect to our services. Refer to Note 14 "Provisions" for changes in the carrying amount of the warranty provision for 2025. Acquisition related provisions are costs recognized separately from the purchase price of a business combination. These costs primarily relate to personnel and consulting costs to effect the business combination and subsequent integration. Refer to Note 14 "Provisions" for changes in the carrying amount of the acquisition related provision for 2025. 3.24 Reportable Segment We determined that we operate as one reportable segment. Our chief operating decision maker (CODM) makes decisions based on the Company as a whole. In addition, we have a common basis of organization and types of products and services which derive revenues and consistent product margins. Accordingly, we operate and make decisions as one cash- generating unit. 3.25 Statement of Cash Flows The statement of cash flows provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the balance sheet as of January 1 and December 31 using the indirect method. Investing and financing transactions that do not require the use of cash or cash equivalents have been excluded from the cash flow statement. Significant Accounting Estimates and Judgments The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are described below. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 152 Notes to the Consolidated Financial Statements

Purchase Price Allocation The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. An acquisition may include contingent consideration as part of the purchase price. Contingent consideration is accounted for at fair value at the acquisition date with subsequent changes to the fair value being recognized in earnings. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination. We have made several acquisitions in recent years. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. We engaged an independent third-party valuation firm to assist us in determining the estimated fair values of in-process research and development and identifiable intangible assets. Such a valuation requires significant estimates and assumptions, including but not limited to determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values of contingent consideration and assets acquired and liabilities assumed are based on reasonable assumptions. However, the fair value estimates for the purchase price allocations may change during the allowable allocation period, which is up to one year from the acquisition dates, if additional information becomes available. Fair Value Measurements We have categorized our assets and liabilities that are measured at fair value, based on the priority of the inputs to the valuation techniques, in a three-level fair value hierarchy: Level 1 - using quoted prices in active markets for identical assets or liabilities; Level 2 - using observable inputs other than quoted prices; and Level 3 – using unobservable inputs. We primarily apply the market approach for recurring fair value measurements, maximize our use of observable inputs and minimize our use of unobservable inputs.  We utilize the mid-point price between bid and ask prices for valuing the majority of our assets and liabilities measured and reported at fair value.  In addition to using market data, we make assumptions in valuing assets and liabilities, including assumptions about risk and the risks inherent in the inputs to the valuation technique. Certain of our derivative instruments, which are classified in Level 2 of the fair value hierarchy, are valued using industry- standard models that consider various inputs, including time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these inputs are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable prices at which transactions are executed in the marketplace. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 153 Notes to the Consolidated Financial Statements Certain of our acquisitions involve contingent consideration, the payment of which is contingent on the occurrence of future events. Contingent consideration is classified in Level 3 of the fair value hierarchy and is initially recognized at fair value as a cost of the acquisition. After the acquisition, the contingent consideration liability is remeasured each reporting period. The fair value of contingent consideration is measured predominantly on unobservable inputs such as assumptions about the likelihood of achieving specified milestone criteria, projections of future financial performance, assumed discount rates and assumed weightings applied to potential scenarios in deriving a probability weighted fair value. Significant judgment is used in developing these estimates and assumptions both at the acquisition date and in subsequent periods. If actual events differ from management's estimates, or to the extent these estimates are adjusted in the future, our financial condition or results of operations could be affected in the period of any change. For other fair value measurements, we generally use an income approach to measure fair value when there is not a market observable price for an identical or similar asset or liability.  This approach utilizes management’s best assumptions regarding expectations of projected cash flows, and discounts the expected cash flows using a commensurate risk-adjusted discount rate. Impairment of Goodwill and Intangible Assets Assets are tested or reviewed for impairment in accordance with the accounting policy stated under Note 3.22 "Impairment." In the fourth quarter of 2025, we performed our annual impairment assessment of goodwill (using data as of October 1, 2025). We performed our goodwill impairment testing on a single cash-generating unit basis which is consistent with our reporting structure. In testing for potential impairment, we measured the recoverable amount of the cash-generating unit based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal five-year projections. Our projections were based on recent sales data for existing products, planned timing of new product launches, and customer commitments related to new and existing products. We performed a series of sensitivity analyses on our calculation by varying key inputs individually including a decrease in projected future cash flows and growth rates and an increase in the weighted average cost of capital to a +/-10% threshold and found no material impact on the value of goodwill. We concluded that no impairment existed at October 1, 2025 or through December 31, 2025. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash- generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 154 Notes to the Consolidated Financial Statements

Development Costs Development costs are capitalized in accordance with the accounting policy stated under research and development in Note 3.6 "Operating Expenses" above. Assessing whether the development costs qualify for capitalization requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits. Periodically, and at least annually, management assesses whether there are indications that projects may be impaired and if impairment indicators exist, management reviews the carrying amount of the projects and performs a test for impairment. Income Taxes The Company is subject to income taxes in numerous jurisdictions that require estimates to be made based on interpretations of laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favorable or unfavorable effects on the income tax and deferred tax provisions in the period in which such determination is made. Deferred tax assets are recognized in accordance with the accounting policy stated in Note 3.11 "Taxation." Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits. Share-Based Payments - Restricted Stock Units and Performance Stock Units Restricted stock units and performance stock units represent rights to receive Common Shares at a future date. The fair market value is determined based on the number of stock units granted and the fair market value of our shares on the grant date. The fair market value at the time of the grant, less an estimate for pre-vesting forfeitures, is recognized in expense over the vesting period. We grant performance-based stock units subject to performance periods of one-year up to three years. Thus the estimates of performance achieved during the performance period may be subject to significant changes from period to period as the performance is completed. 4. Revenue Nature of Goods and Services Our revenues are reported net of sales and value added taxes, estimated rebates and returns and mainly come from consumable and instrumentation product sales, with a smaller portion from services, intellectual property, and technology sales. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 155 Notes to the Consolidated Financial Statements reflects the consideration we expect to receive in exchange for those products or services. From time to time, we enter into contracts that can include various combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is allocated to performance obligations based on their relative stand-alone selling prices. We offer warranties on our products. Certain of our warranties are assurance-type in nature and do not cover anything beyond ensuring that the product is functioning as intended. Based on the guidance in IFRS 15, assurance-type warranties do not represent separate performance obligations. The Company also sells separately-priced service contracts which qualify as service-type warranties and represent separate performance obligations. We sell our products and services both directly to customers and through distributors generally under agreements with payment terms typically less than 90 days and, in most cases, not exceeding one year and therefore, contracts do not contain a significant financing component. Consumable and Related Revenues Consumable Products: In the last three years, revenue from consumable product sales has accounted for between 0-0% of our net sales and revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied. The majority of our contracts have either a single performance obligation to transfer a single consumable product or multiple performance obligations to transfer multiple products concurrently. Accordingly, we recognize revenue when control of the products has transferred to the customer, which is generally at the time of shipment of products as this is when title and risk of loss have been transferred. In addition, invoicing typically occurs at this time so this is when we have a present right to payment. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring products and is generally based upon a negotiated formula, list or fixed price. Related Revenues: Revenues from related products include software-as-a-service (SaaS), licenses, intellectual property and patent sales, royalties and milestone payments and, over the last three years, has accounted for between 0-0% of our net sales. SaaS arrangements: Revenue from SaaS arrangements, which allow customers to use hosted software over the contract period without taking possession of the software, is recognized over the duration of the agreement unless the terms of the agreement indicate that revenue should be recognized in a different pattern, for example, based on usage. Licenses: Licenses for on-site software, which allow customers to use the software as it exists when made available, are sold as perpetual licenses or term licenses. Revenue from on-site licenses is recognized at the later of when the software is made available to the customer or the beginning of the license term. When a portion of the transaction price is allocated to a performance obligation to provide support and/or updates, revenue is recognized as the updates/support are provided, QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 156 Notes to the Consolidated Financial Statements

generally over the life of the license. Revenues from research collaborations include payments for technology transfer and access rights. Royalties from licensees of intellectual property are based on sales of licensed products and revenues are recognized at the later of (i) when the related sales occur or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).  Milestone Payments: At the inception of each companion diagnostic co-development arrangement that includes development milestone payments, which represent variable consideration, we evaluate whether the milestones are highly probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method.  If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price.  Milestone payments that are not within our control, such as milestones which are achieved through regulatory approvals, are considered to be constrained and excluded from the transaction price until the required approvals are received. Revenue is recognized following the input method as this is considered to best depict the timing of the transfer of control. This involves measuring actual hours incurred to date as a proportion of the total budgeted hours of the project. At the end of each subsequent reporting period, the proportion of completion is trued-up. We also re- evaluate the probability of achievement of development milestones and any related constraint on a periodic basis and, if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. Instruments Revenue from instrumentation includes the instrumentation equipment, installation, training and other instrumentation services, such as extended warranty services or product maintenance contracts and, over the last three years, has accounted for between 0-0% of net sales. Revenue from instrumentation equipment is recognized when the customer obtains control of the instrument, which is predominantly at the time of delivery or upon customer acceptance, where applicable. Service revenue is recognized over the term of the service period as the customers benefit from the service throughout the service period. Revenue related to services performed on a time-and-materials basis is recognized when performed. Contract Estimates The majority of our revenue is derived from (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount in which we have the right to invoice as product is delivered. We have elected, as a practical expedient, not to disclose the value of remaining performance obligations associated with these types of contracts. However, we have certain companion diagnostic co-development contracts to provide research and development activities in which our performance obligations extend over multiple years. As of December 31, 2025, we have $115.9 million of QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 157 Notes to the Consolidated Financial Statements remaining performance obligations for which the transaction price is not constrained related to these contracts which we expect to recognize over approximately 50% over the next 12 to 18 months. Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less, contracts where revenue is recognized as invoiced and contracts with variable consideration related to undelivered performance obligations, is not material. Contract Balances The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) in the consolidated balance sheet. Contract assets as of December  31, 2025 and 2024 totaled $10.2 million and $14.5 million, respectively, and are included in other current assets in the accompanying consolidated balance sheets and relate to the companion diagnostic co-development contracts discussed above. Contract liabilities primarily relate to non-cancellable advances or deposits received from customers before revenue is recognized and are primarily related to instrument service and software-as-a-service (SaaS) arrangements. As of December 31, 2025 and 2024, contract liabilities totaled $95.5 million and $88.8 million, respectively, of which $79.4 million and $70.8 million, respectively, is included in other current liabilities and $16.1 million and $18.0 million, respectively, is included in other non-current liabilities. During the years ended December  31, 2025 and 2024, we satisfied the associated performance obligations and recognized revenue of $75.8 million and $75.5 million, respectively, related to advance customer payments previously received. Disaggregation of Revenue We disaggregate our revenue based on product type and product group as shown below for the years ended December 31, 2025 and 2024: Product type (in thousands) 2025 2024 Consumables and related revenues $1,876,424 $1,760,239 Instruments 213,575 217,975 Total net sales $2,089,999 $1,978,214 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 158 Notes to the Consolidated Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 159

Notes to the Consolidated Financial Statements

Product group (in thousands)	2025	2024
Sample technologies	$661,265	$642,031
Diagnostic solutions	803,080	748,888
PCR/Nucleic acid amplification	308,992	300,468
Genomics/NGS	241,775	233,608
Other	74,887	53,219
Total net sales	**$2,089,999**	**$1,978,214**

Refer to Note 21 "Reportable Segment" for disclosure of revenue by geographic region.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 160

Notes to the Consolidated Financial Statements

5. Acquisitions

We undertake acquisitions to complement our own internal product development activities. Our acquisitions have historically been made at prices above the fair value of the acquired net assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include use of our existing infrastructure, such as our sales force, business service centers, distribution channels and customer relations, to expand sales of an acquired business' products; use of the infrastructure of the acquired businesses to cost-effectively expand sales of our products; and elimination of duplicative facilities, functions and staffing. For acquisitions which have been accounted for as business combinations, the acquired companies' results have been included in the accompanying consolidated income statements from their respective dates of acquisition.

2025 Business Combinations

Parse Biosciences, Inc.

On December 2, 2025, we acquired 100% of the shares of Parse Biosciences, Inc. (Parse). Parse, a leading provider of scalable, chemistry-based single-cell solutions was founded in 2018 in Seattle, Washington. Its proprietary Evercode™ platform enables instrument-free, high-throughput RNA workflows with unmatched flexibility and ease of use. The company also offers the cloud-based Trailmaker™ software suite for intuitive data analysis and GigaLab, a service platform capable of processing large-scale projects. Parse serves more than 3,000 customers in over 40 countries.

The cash consideration totaled $229.1 million. Of this amount, $33.0 million was retained in an escrow account as of December 31, 2025 which is available to cover working capital adjustments and claims for breach of any representations, warranties or indemnities. The acquisition included contingent consideration which is recorded as part of the purchase price based on the acquisition date fair value. Under the purchase agreement, potential contingent payments through 2027 total $55.0 million, of which the fair value of $13.4 million was recorded as purchase price. The fair value was initially estimated using a Monte Carlo option pricing model with inputs based on the business plan and historical peer-group data and subsequently measured using a probability-weighted discounted cash flow model applying a weighted-average cost of capital of 11.4% to 11.8%.

We incurred $4.5 million acquisition related costs to effect the business combination during the year ended December 31, 2025 which is included in restructuring, acquisition, integration and other, net.

The allocation of the purchase price is preliminary and not yet finalized. The preliminary allocation of the purchase price is based upon preliminary estimates which used information that was available to management at the time the consolidated financial statements were prepared and these estimates and assumptions are subject to change within the measurement period, up to one year from the acquisition date. Accordingly, the allocation may change. We continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes. The preliminary purchase price allocation for Parse Biosciences, Inc. as of December 2, 2025 is as follows: (in thousands) As of December 2, 2025 Purchase Price: Cash consideration $229,147 Fair value of contingent consideration 13,400 $242,547 Preliminary Allocation: Cash $4,552 Accounts receivable 3,540 Inventories 6,057 Prepaid expenses and other current assets 2,011 Accounts payable (947) Accruals and other current liabilities (6,900) Other long-term liabilities (11,303) Fixed and other long-term assets 16,124 Developed technology 60,700 Trade name 2,200 Customer base 38,100 Other intellectual property 19 Goodwill 139,828 Deferred tax asset 14,375 Deferred tax liability on fair value of identifiable intangible assets acquired (25,809) $242,547 The weighted average amortization period for the acquired intangibles is 14.8 years. The goodwill acquired is not deductible for tax purposes. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 161 Notes to the Consolidated Financial Statements At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. Revenue and earnings in the reporting period since the acquisition date have not been significant. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein. GNX Data Systems Ltd. On May 23, 2025, we acquired 100% of the shares of GNX Data Systems Ltd. (doing business as Genoox), a privately held company based in Tel Aviv, Israel. Genoox provides a cloud-based AI platform that connects clinicians, genetic counselors, and healthcare organizations, allowing them to extract actionable insights from genomic data. The cash consideration paid, net of cash acquired was $66.6 million. The acquisition included contingent consideration totaling $10.0 million, which is recorded as part of the purchase price based on the acquisition date fair value of $4.6 million using a probability-weighted analysis of the future milestones applying a discount rate of 11.4%. Potential contingent payments are due through 2026. The acquisition is not significant to the overall consolidated financial statements. At the acquisition date, all the assets acquired and liabilities assumed were recorded at their respective fair values and our consolidated results of operations include the operating results from the acquired company from the acquisition date. As of December  31, 2025, the allocation of the purchase price was preliminary as we continue to gather information about the fair value of all assets and liabilities, including intangible assets acquired, and the related deferred taxes. As of December 31, 2025 and based on preliminary values, the intangible assets other than goodwill and goodwill acquired, totaled $33.5 million and $48.1 million, respectively. The acquisition did not have a material impact to net sales, net income or earnings per common share and therefore no pro forma information has been provided herein. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 162 Notes to the Consolidated Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 163

Notes to the Consolidated Financial Statements

6. Restructuring

2025 Restructuring

In the fourth quarter of 2025, management approved restructuring activities as an extension of the efficiency program implemented in 2024, with the objective of further enhancing operational performance. The restructuring plan principally entails the elimination or relocation of certain positions, including consolidation of specific functions to lower cost locations. Total costs, including consulting and advisory costs, are estimated to be approximately $60.0 million, of which approximately $35.6 million is expected to be incurred in 2026. We expect to identify further actions.

A summary of the liability, which is recorded in other current liabilities in the accompanying consolidated balance sheet, as of December 31, 2025 is as follows:

(in thousands)	Employee-related costs	Exit and other costs	Total
Costs incurred	$2,121	$3,530	$5,651
Cash payments	(903)	(3,466)	(4,369)
Foreign currency translation adjustment	138	101	239
Liability at December 31, 2025	**$1,356**	**$165**	**$1,521**

The $2.1 million employee-related costs incurred and $3.5 million exit and other costs, which include consulting and advisory costs, were recorded in restructuring, acquisition, integration and other, net, in the consolidated statement of income for the year ended December 31, 2025.

Consequent to measures undertaken in the execution of the restructuring program, property, plant, and equipment and intangible assets totaling $18.7 million, consisting of machinery and equipment, including machinery under construction, software applications and platforms, as well as leasehold improvements, were abandoned and discontinued from operational use during the year. Management determined that these assets have no alternative use or salvage value, and accordingly the assets were written off. $14.2 million of the impairment was recorded in cost of sales, and $4.5 million was recorded in restructuring, acquisition, integration and other, net, in the consolidated statement of income for the year ended December 31, 2025.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 164

Notes to the Consolidated Financial Statements

2024 Efficiency Program

In 2024, we commenced initiatives to improve the overall efficiency and profitability of the Company. One of these initiatives was a comprehensive review of our product portfolio which resulted in the decision to phase out our NeuMoDx clinical PCR system considering the market development following the COVID-19 pandemic and changing customer needs for integrated PCR-based clinical molecular testing systems. Following this decision, we are refocusing resources and efforts on developing and commercializing other innovative solutions within our portfolio. Overall, the initiatives include activities to improve global efficiency through targeted measures to reduce hierarchies and drive increased digitalization and automation for improved resource allocation and profitable growth. This program was completed in 2025.

The exit cost liability is included in other current liabilities in the accompanying consolidated balance sheets as summarized in the following table:

(in thousands)	Employee-related costs	Exit and other costs	Total
Costs in 2024	$17,374	$40,583	$57,957
Payments	(7,949)	(29,580)	(37,529)
Foreign currency translation adjustment	(421)	454	33
Liability at December 31, 2024	**$9,004**	**$11,457**	**$20,461**
Costs in 2025	27,968	4,746	32,714
Release of excess accruals	(4,179)	(778)	(4,957)
Payments	(29,323)	(14,445)	(43,768)
Foreign currency translation adjustment	1,686	38	1,724
Liability at December 31, 2025	**$5,156**	**$1,018**	**$6,174**

Employee-related costs primarily consist of termination benefits provided to employees who have been involuntarily terminated and retention bonuses incurred during transition periods. Exit and other costs include contract termination costs, primarily with suppliers and professional service fees to support the program.

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Notes to the Consolidated Financial Statements

Classification and Type of Charge (in thousands)	Year Ended December 31, 2025	Cumulative charges through 2025
Cost of sales:		
Exit and other costs	$670	$24,886
Employee-related costs	4,964	13,168
	$5,634	$38,054
Restructuring, acquisition, integration and other, net:		
Exit and other costs	$3,298	$19,664
Employee-related costs	18,825	27,995
	$22,123	$47,659
Total costs	**$27,757**	**$85,713**

One of the initiatives of the 2024 Efficiency Program was a comprehensive review of our product portfolio which resulted in the decision to phase out our NeuMoDx clinical PCR system considering the market development following the COVID-19 pandemic and changing customer needs for integrated PCR-based clinical molecular testing systems, and refocus resources and efforts on developing and commercializing other innovative solutions within our portfolio. In 2024, following an impairment test performed, $166.1 million of long-lived assets related to the NeuMoDx asset group were fully impaired. Outside of the NeuMoDx asset group, in 2024 as a result of actions taken in implementing the efficiency program, long-lived assets totaling $34.7 million, including property, plant and equipment and intangible assets, were impaired. Such impairments primarily related to software applications and platforms and related development projects which were abandoned and ceased to be used during 2024 and determined by management to have no alternative use or salvage value.

Following these initiatives, in the second half of 2024 we wrote-off a total of $93.5 million inventory. During 2025, inventory write-offs totaled $11.3 million. Inventory write downs are recorded in cost of sales.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 166

Notes to the Consolidated Financial Statements

7. Financial Assets

(in thousands)	2025	2024
Current financial assets:		
Unquoted debt securities	$259,913	$489,437
Total current financial assets	259,913	489,437
Non-current financial assets:		
Unquoted equity securities	5,752	4,283
Total non-current financial assets	5,752	4,283
Total financial assets	**$265,665**	**$493,720**

At December 31, 2025 and 2024, we held unquoted debt securities of $259.9 million and $489.4 million, respectively.

Unquoted Debt Securities

The unquoted debt securities are highly liquid deposits and fixed-income securities consisting of money market deposits and commercial paper due from financial and nonfinancial institutions. These instruments are classified as current assets in the accompanying balance sheet as they have an original maturity of less than one year.

Money market deposits are interest-bearing deposit accounts, valued at amortized cost with interest income accrued as earned. Interest income is determined using the effective interest rate method.

Investments in commercial paper, a marketable debt security, are financial assets accounted for at amortized cost. Interest income is calculated and accrued using the effective interest method.

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Notes to the Consolidated Financial Statements

(in thousands)	2025	2024
Balance at beginning of year	$489,437	$389,698
Unquoted debt securities acquired	369,014	685,915
Unquoted debt securities redeemed	(597,057)	(584,979)
Gain on sales of unquoted debt securities	(968)	70
Interest redeemed	(2,057)	(3,277)
Additions from accrued interest	710	4,085
Foreign currency translation adjustment	834	(2,075)
Balance at end of year	**$259,913**	**$489,437**

Unquoted Equity Securities

At December 31, 2025 and 2024, we had investments in non-publicly traded companies that do not have readily determinable fair values with carrying amounts that totaled $5.8 million and $4.3 million, respectively. These investments are required to be accounted for at fair value through profit and loss unless the investment is not held for trading, and the holder elects at initial recognition to account for it at fair value through other comprehensive income. As this election has not been made, these investments are accounted for at fair value through profit and loss in other financial results.

There was no observable fair value change in these unquoted equity investments during 2025. All other changes in these investments for the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024
Balance at beginning of year	$4,283	$4,435
Negative fair value movement	—	(250)
Cash investments in equity securities, net	929	342
Foreign currency translation adjustments	540	(244)
Balance at end of year	**$5,752**	**$4,283**

In 2024, an investment value declined following an observable change in price of the underlying investment. The decline in fair value was recorded to other financial results in the accompanying consolidated income statement.

We made additional investments of $0.9 million and $0.3 million in unquoted equity securities for the years ended December 31, 2025 and 2024, respectively.

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Notes to the Consolidated Financial Statements

8. Trade Accounts Receivable

We sell our products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as we have a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30 to 90 days. Notes receivable are non-interest bearing and mostly have payment terms of up to 180 days. For 2025 and 2024, no single customer represented more than ten percent of trade accounts receivable or consolidated net sales.

(in thousands)	2025	2024
Trade accounts receivable	$409,067	$364,187
Notes receivable	13,079	3,317
Allowance for doubtful accounts	(19,538)	(18,226)
Total trade accounts receivable, net	**$402,608**	**$349,278**

The changes in the allowance for doubtful accounts are as follows:

(in thousands)	2025	2024
Balance at beginning of year	$18,226	$17,296
Additions charged to expense	1,143	4,204
Deductions from allowance[1]	(633)	(2,148)
Currency translation adjustments and other	802	(1,126)
Balance at end of year	**$19,538**	**$18,226**

[1] Write-offs for which an allowance was previously provided.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 169

Notes to the Consolidated Financial Statements

9. Other Current and Non-current Assets

Other current assets at December 31, 2025 and 2024 consist of the following:

(in thousands)	Notes	2025	2024
Income taxes receivable	(17)	$46,669	$46,563
Other receivables		43,040	31,316
Cash collateral	(26)	22,530	$3,246
Prepaid expenses		22,451	22,121
Value-added tax		17,551	17,291
Contract assets	(4)	10,153	14,525
Total other current assets		**$162,394**	**$135,062**

Other non-current assets at December 31, 2025 and 2024 consist of the following:

(in thousands)	2025	2024
Other non-current assets	$24,372	$27,546
Prepaid licenses and royalties	5,545	6,421
Non-current deposits and escrow payments	2,923	1,383
Prepayment of intangibles	77	72
Total other non-current assets	**$32,917**	**$35,422**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 170

Notes to the Consolidated Financial Statements

10. Property, Plant and Equipment

Cost (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2024	$358,075	$316,249	$92,058	$51,227	$69,746	$887,355
Currency adjustments	(13,211)	(21,127)	(5,057)	(1,612)	(3,008)	(44,015)
Additions	49	21,746	6,210	225	48,286	76,516
Disposals	(1,803)	(44,964)	(19,277)	(5,113)	(15,584)	(86,741)
Transfers	9,664	14,019	4,304	8,900	(36,887)	—
December 31, 2024	**352,774**	**285,923**	**78,238**	**53,627**	**62,553**	**833,115**
Currency adjustments	27,917	26,577	6,961	3,134	6,916	71,505
Additions	(1,330)	27,774	6,037	387	54,885	87,753
Business combinations	—	1,541	—	382	45	1,968
Disposals	(5,371)	(59,486)	(27,115)	(2,733)	(6,421)	(101,126)
Transfers	5,704	35,009	10,826	2,464	(54,003)	—
December 31, 2025	**$379,694**	**$317,338**	**$74,947**	**$57,261**	**$63,975**	**$893,215**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 171

Notes to the Consolidated Financial Statements

Accumulated depreciation (in thousands)	Land and buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in progress	Total
January 1, 2024	($114,174)	($173,861)	($59,222)	($19,414)	$—	($366,671)
Currency adjustments	4,156	15,403	3,856	817	7	24,239
Depreciation	(6,643)	(32,627)	(10,465)	(5,865)	—	(55,600)
Impairment losses	(1,017)	(20,753)	(6,627)	(2,555)	(14,742)	(45,694)
Disposals	1,803	44,286	19,191	5,113	14,735	85,128
December 31, 2024	**(115,875)**	**(167,552)**	**(53,267)**	**(21,904)**	**—**	**(358,598)**
Currency adjustments	(8,574)	(15,127)	(4,736)	(1,337)	(18)	(29,792)
Depreciation	(7,113)	(32,982)	(10,402)	(4,677)	—	(55,174)
Impairment losses	—	(8,250)	—	(2,801)	(6,239)	(17,290)
Disposals	5,365	56,934	26,739	2,701	6,257	97,996
December 31, 2025	**(126,197)**	**(166,977)**	**(41,666)**	**(28,018)**	**—**	**(362,858)**

Net book value (in thousands)						
December 31, 2024	$236,899	$118,371	$24,971	$31,723	$62,553	$474,517
December 31, 2025	**$253,497**	**$150,361**	**$33,281**	**$29,243**	**$63,975**	**$530,357**

The residual values, useful lives and methods of depreciation are reviewed annually and adjusted if appropriate. During 2025 and 2024 we incurred impairments of $17.3 million and $45.7 million, respectively, in connection with the programs discussed in Note 6 "Restructuring." No property, plant and equipment was pledged as security against non-current financial debts at December 31, 2025 and 2024.

Additions to purchases property, plant and equipment of $87.8 million includes $65.7 million of cash paid for additions during the year ended December 31, 2025 together with $22.0 million of additions that were accrued as of December 31, 2025. Net cash paid for property, plant and equipment totaled $76.8 million, of which $16.8 million is related current year payments for assets that were accrued as of December 31, 2024 partially offset by $5.1 million on foreign currency translation adjustments.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 172

Notes to the Consolidated Financial Statements

11. Equity Accounted Investments

We have made strategic investments in certain companies that are accounted for using the equity method of accounting. The method of accounting for an investment depends on the level of influence. We hold investments in entities where, though we lack a controlling financial interest, we do have rights to direct the relevant activities including the power to appoint key management personnel, and therefore have concluded that we have significant influence over these investments. We monitor changes in circumstances that may require a reassessment of the level of influence. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book values from the recent financial statements. Amounts from equity method investments considered in the financial statements are as follows:

		Equity investments as of December 31,		Share of income (loss) for the years ended December 31,	
(in thousands)	Ownership percentage	2025	2024	2025	2024
TVM Life Sciences Ventures III	3.10 %	$12,888	$11,807	($796)	$1,916
PreAnalytiX GmbH	50.00 %	1,215	3,965	5,093	4,344
Suzhou Fuda Business Management and Consulting Partnership	33.67 %	—	2,469	(5)	(44)
Apis Assay Technologies Ltd	19.90 %	—	—	—	(433)
Actome GmbH	12.50 %	—	—	—	(163)
Hombrechtikon Systems Engineering AG	19.00 %	(107)	(193)	109	100
Total		**$13,996**	**$18,048**	**$4,401**	**$5,720**

Of the net $14.0 million of amounts from equity method investments, the investment assets of $14.1 million are included in equity accounted investments and the amount of $0.1 million, for the investment where we are committed to fund losses, is included in other non-current liabilities in the accompanying consolidated balance sheet as of December 31, 2025.

During 2025 and 2024, impairment charges totaling $2.5 million and $2.4 million, respectively were recorded in other financial results in the accompanying consolidated statement of income. The investment in Suzhou Fuda Business Management and Consulting Partnership was fully impaired in 2025 following adverse changes in the investee's business which indicated that the carrying value was no longer recoverable. The investments in Apis Assay Technologies Ltd and

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Notes to the Consolidated Financial Statements

Actome GmbH were fully impaired in 2024 due to adverse changes in the investees' solvency indicating that the carrying value was no longer recoverable.

Our share of income of $4.4 million in 2025 and $5.7 million in 2024 is included in gain from equity accounted investments in the accompanying consolidated income statements.

The investment in TVM Life Science Ventures III (TVM), a limited partnership, is valued at net asset value (NAV) reported by the counterparty, adjusted as necessary. During the years ended December 31, 2025 and 2024, we made cash payments to TVM of $1.9 million and $2.7 million, respectively. As of December 31, 2025, our remaining unfunded commitments to TVM was $2.2 million through 2029. We do not have the right to redeem these funds under the normal course of operations of this partnership.

During the years ended December 31, 2025 and 2024, we received dividends of $8.5 million and $3.6 million, respectively, from PreAnalytix GmbH, a joint venture. These dividends are return on investments and therefore classified as cash flows from operating activities and included in other items, net including fair value changes in derivatives in the accompanying consolidated statements of cash flows.

The below tables shows the changes in our equity method investments for the years ended December 31, 2025 and 2024:

(in thousands)	2025	2024
Balance at beginning of year	$18,048	$15,920
Purchases of investments	1,877	2,693
Impairment	(2,481)	(2,380)
Dividend distribution received	(8,501)	(3,628)
Share of profit	4,401	5,720
Exchange rate differences / other	652	(277)
Balance at end of year	**$13,996**	**$18,048**

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Notes to the Consolidated Financial Statements

The table below reflects the financial information (at 100%) of all individually immaterial equity method investments in the aggregate: None of the equity method investments are considered to be individually material to our financial statements.

	Joint Venture		Associates	
(in millions)	2025	2024	2025	2024
Total assets	$42.6	$32.9	$406.8	$365.8
Shareholders' equity	$19.8	$26.3	$396.7	$347.5
Net sales	$27.8	$30.6	$21.7	$22.4
Net result	$12.2	$11.6	($11.0)	($19.6)

12. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024
Balance at beginning of year	$2,453,849	$2,503,038
Goodwill acquired during the year	187,931	—
Currency adjustments	86,696	(49,189)
Balance at end of year	**$2,728,476**	**$2,453,849**

During 2025, the change in goodwill resulted from the acquisitions as discussed in Note 5 "Acquisitions" and foreign currency translation adjustments from changes in the exchange rates of the euro, Swiss franc and Australian dollar. The changes in goodwill during 2024 resulted from foreign currency translation adjustments from rate movements in the euro, Swiss franc and British pound.

In the fourth quarter of 2025, we performed our annual impairment assessment of goodwill (using data as of October 1, 2025) in accordance with the provisions of IAS 36. No events or changes in circumstances indicated that the acquired goodwill might be impaired.

Management monitors and makes decisions regarding the Company's operations on a functional specific and global level. Goodwill is monitored and assessed for the entire consolidated group as a whole because the Company and its subsidiaries together compose a single cash-generating unit. In testing for potential impairment, we measured the estimated

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Notes to the Consolidated Financial Statements

recoverable amount of the cash-generating unit based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds.

For impairment testing, the recoverable amount of goodwill allocated to the cash-generating unit (higher of the cash-generating unit's fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash-generating unit. Value in use is normally assumed to be higher than the fair value less selling costs; therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash-generating unit.

Key assumptions used in the value in use calculations

The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash-generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (five years) as available for internal reporting purposes and in accordance with standard valuation practices. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period (long-term growth rate of 3% in 2025 and 2024). The discount rates used are based on the pre-tax weighted average cost of capital (8.0% in 2025 and 8.1% in 2024) and are verified against external analyst reports.

Sensitivity to changes in assumptions

Changes in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches and customer commitments related to new and existing products. The calculation of value in use is most sensitive to the discount rates and growth rates used.

Discount rates reflect management's estimate of the risks profile for the respective valuation object. The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period.

We concluded that no impairment existed. We believe that any reasonably possible change in the key assumptions would not have an impact on reported goodwill. Even if our estimates of projected future cash flows in respect of discount and growth rates were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2025. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash-generating unit and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty and, as additional information becomes known, we may change our estimates.

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Notes to the Consolidated Financial Statements

Other Intangible Assets

Cost (in thousands)	Developed technology, patent and license rights	Computer software	Development costs	Other intellectual properties	Total
January 1, 2024	$1,001,356	$401,858	$57,640	$274,055	$1,734,909
Currency adjustments	(23,714)	(19,549)	(2,584)	(7,837)	(53,684)
Additions	3,455	99,136	10,181	41	112,813
Disposals	(171,472)	(43,005)	—	(24,007)	(238,484)
Impairment losses [1]	—	—	—	(55,000)	(55,000)
Transfers	6,365	—	—	(6,365)	—
December 31, 2024	**815,990**	**438,440**	**65,237**	**180,887**	**1,500,554**
Currency adjustments	38,363	48,482	6,434	13,026	106,305
Additions	6,086	124,247	10,384	36	140,753
Business combinations	74,419	114	—	60,100	134,633
Disposals	(118,095)	(114,891)	—	(105,400)	(338,386)
December 31, 2025	**$816,763**	**$496,392**	**$82,055**	**$148,649**	**$1,543,859**

[1] Impairment of in-process research and development in connection with the discontinuation of NeuMoDx.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 177

Notes to the Consolidated Financial Statements

Accumulated amortization (in thousands)	Developed technology, patent and license rights	Computer software	Development costs	Other intellectual properties	Total
January 1, 2024	($575,152)	($157,137)	($22,557)	($173,437)	($928,283)
Currency adjustments	18,651	8,259	1,159	6,540	34,609
Amortization	(74,861)	(35,927)	(6,008)	(10,008)	(126,804)
Impairment losses	(80,274)	(16,944)	—	—	(97,218)
Disposals	171,472	42,915	—	24,007	238,394
December 31, 2024	**(540,164)**	**(158,834)**	**(27,406)**	**(152,898)**	**(879,302)**
Currency adjustments	(28,069)	(16,292)	(2,910)	(10,023)	(57,294)
Amortization	(61,793)	(40,624)	(7,827)	(8,548)	(118,792)
Impairment losses	(977)	(1,598)	—	—	(2,575)
Disposals	118,091	114,737	—	105,400	338,228
December 31, 2025	**($512,912)**	**($102,611)**	**($38,143)**	**($66,069)**	**($719,735)**

Net book value (in thousands)					
December 31, 2024	$275,826	$279,606	$37,831	$27,989	$621,252
December 31, 2025	**$303,851**	**$393,781**	**$43,912**	**$82,580**	**$824,124**

In 2025 and 2024, fully amortized intangible assets with a gross carrying amount of $223.5 million and $134.2 million, respectively, were retired.

Computer software primarily includes amounts related to ongoing software development projects. For the years ended December 31, 2025, and 2024, interest capitalized in connection with these projects totaled $4.3 million and $2.6 million, respectively.

In 2024, $97.2 million of amortized intangible assets were also impaired in connection with the discontinuation of NeuMoDx.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 178

Notes to the Consolidated Financial Statements

Amortization expense on intangible assets is included in the line items cost of sales, research and development expense, sales and marketing expense or general and administrative expense in the accompanying consolidated income statements depending on the nature and use of the asset. In 2025, purchased intangibles amortization related to developed technology and patent and license rights acquired in a business combination is included in cost of sales in the amount of $55.2 million (2024: $58.5 million) and purchased intangibles amortization of trademarks and customer base acquired in a business combination is recorded in sales and marketing expense in the amount of $8.0 million (2024: $9.6 million).

Amortization of capitalized development costs have been recorded to cost of sales in the amount of $7.8 million in 2025 (2024: $6.0 million).

Cash paid for intangible assets excluding development costs during the year ended December 31, 2025 totaled $130.3 million of which $126.4 million is related to current year cash payments for intangible assets and $3.9 million is for prepayments recorded in other non-current assets in the accompanying balance sheet.

Cash paid for intangible assets excluding development costs during the year ended December 31, 2024 totaled $103.2 million of which $102.6 million related to current year cash payments for intangible assets, $0.4 million is related to current year payments for assets that were accrued as of December 31, 2023 and $0.2 million is for prepayments recorded in other non-current assets in the accompanying balance sheet.

13. Leases

Nature of Existing Leases

We have leases primarily for real estate. The leases generally have terms which range from one to 21 years, some include options to extend or renew, and some include options to early terminate the leases. As of December 31, 2025 and 2024, options to early terminate have not been recognized as part of the right-of-use assets and lease liabilities.

Leases can contain variable lease charges based on index like consumer prices or rates. During the years ended December 31, 2025 and 2024, amounts recorded as variable lease payments not included in the lease liabilities were not material.

When the interest rate implicit in each lease is not readily determinable, we apply our incremental borrowing rate in determining the present value of lease payments.

Supplemental balance sheet and other information related to leases as of December 31, 2025 and 2024 are as follows: (in thousands, except lease term and discount rate) Location in balance sheet 2025 2024 Right-of-use assets Right-of-use assets $149,727 $113,416 Office and buildings $122,320 $99,996 Cars and all other assets $27,407 $13,420 Current lease liabilities Other current liabilities $29,456 $24,335 Non-current lease liabilities Other non-current liabilities $129,599 $96,658 Weighted average remaining lease term 9.21 years 7.38 years Weighted average discount rate 3.23% 3.31 % The components of lease expense for the years ended December 31, 2025 and 2024 are as follows: (in thousands) 2025 2024 Amortization of right-of-use assets $25,961 $27,761 Office and buildings 18,757 20,831 Cars and all other assets 7,204 6,930 Interest on lease liabilities $4,701 $3,414 Supplemental cash flow information related to leases for the years ended December 31, 2025 and 2024 are as follows: (in thousands) 2025 2024 Cash paid for amounts included in the measurement of lease liabilities: Financing cash flows from principal portion of lease payments $27,093 $23,892 Operating cash flows from interest portion of lease payments 4,701 3,414 Total cash outflow for leases $31,794 $27,306 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 179 Notes to the Consolidated Financial Statements Maturities of lease liabilities as of December 31, 2025 are as follows: Year ending December 31, (in thousands) Lease Liabilities 2026 $34,804 2027 30,631 2028 24,587 2029 17,407 2030 10,889 Thereafter 65,634 Total lease payments 183,952 Less: Imputed interest (24,897) Total $159,055 As of December 31, 2025, we do not have any material lease that have not yet commenced. 14. Provisions As of December 31, 2025 and 2024, provisions per the accompanying consolidated balance sheets totaled $8.5 million and $3.7 million, respectively, and included amounts related to our warranty and acquisition related provisions. For all provisions, it is expected that the respective amounts will be utilized in the next year. Warranty Provision In the ordinary course of business, we provide a warranty to customers that our products are free of defects and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or the date of site acceptance, if required. Additionally, we typically provide limited warranties with respect to our services. We provide for estimated warranty costs at the time of the product sale. At the time product revenue is recognized, a provision for estimated future warranty costs is recorded in cost of sales based on historical experience. We periodically review the provision and adjust, if necessary, based on actual experience and estimated costs to be incurred. We believe our warranty reserves as of December  31, 2025 and 2024 appropriately QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 180 Notes to the Consolidated Financial Statements

reflect the estimated cost of such warranty obligations. The changes in the carrying amount of warranty obligations for the years ended December 31, 2025 and 2024 are as follows: (in thousands) 2025 2024 Balance at beginning of year $2,810 $3,944 Provision charged to cost of sales 3,383 2,675 Usage (3,099) (2,643) Adjustments to previously provided warranties, net (26) (1,016) Currency translation adjustment 159 (150) Balance at end of year $3,227 $2,810 Acquisition Related Provisions The provision for acquisition relates to restructuring programs and similar arrangements for personnel and related expected costs. These provisions generally have a term of one to two years. (in thousands) 2025 2024 Balance at beginning of year $892 $1,302 Provision charged to restructuring, acquisition, integration and other, net 18,342 1,951 Usage (11,067) (2,358) Currency translation adjustment and other (2,937) (3) Balance at end of year $5,230 $892 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 181 Notes to the Consolidated Financial Statements 15. Other Current and Non-current Liabilities Other current liabilities at December 31, 2025 and 2024 consist of the following: (in thousands) Notes 2025 2024 Payroll and related accrued liabilities $103,851 $85,579 Deferred revenue (4) 79,423 70,827 Accrued expenses 57,343 51,673 Other liabilities 56,539 66,139 Income tax payable (17) 39,717 24,946 Current lease liabilities (13) 28,837 24,335 Accrued contingent consideration and milestone payments (25) 16,153 20,650 Accrued interest on non-current financial debt (16) 13,796 10,554 Accrued royalties (20) 6,113 5,098 Cash collateral liability (26) 710 16,790 Total other current liabilities $402,482 $376,591 Other non-current liabilities at December 31, 2025 and 2024 consist of the following: (in thousands) Notes 2025 2024 Accrued expenses $134,193 $86,464 Non-current lease liabilities (13) 129,600 96,658 Non-current employee benefit obligations 19,247 16,760 Deferred revenue (4) 16,074 17,971 Accrued contingent consideration 6,600 — Other non-current liabilities $305,714 $217,853 The increase in 2025 non-current accrued expenses reflects offsetting between uncertain tax positions and deferred tax assets related to net operating losses. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 182 Notes to the Consolidated Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 183

Notes to the Consolidated Financial Statements

16. Financial Debts

At December 31, 2025 and 2024, total non-current financial debts, net of debt issuance costs of $12.8 million and $7.9 million, respectively, consist of the following:

(in thousands)	2025	2024
0.000% Senior Unsecured Convertible Notes due 2027	$23,189	$444,351
2.500% Senior Unsecured Convertible Notes due 2031	397,967	397,134
2.000% Senior Unsecured Convertible Notes due 2032	631,866	—
German Private Placement (2017 Schuldschein)	17,032	15,050
German Private Placement (2022 Schuldschein)	373,748	383,675
Total financial debts	**1,443,802**	**1,240,210**
Less: Current portion of financial debts	—	497,832[1]
Total non-current financial debts	**$1,443,802**	**$742,378**[1]
Total amount secured	$—	$—
Unused lines of credit for short-term financing	$485,275	$429,066

[1] The December 31, 2024 balances for the current portion and long-term portion of debt have been revised to correct the classification of certain amounts. See Note 1.

The notes are all unsecured obligations that rank pari passu. Interest expense on non-current debt was $33.6 million and $42.6 million for the years ended December 31, 2025 and 2024, respectively. Refer to Note 27 "Capital Management" for a schedule of the changes in total current and non-current financial debts during 2025.

Repayments of non-current debts for the years ended December 31, 2025 and 2024 consisted of:

(in thousands)	2025	2024
German Private Placement (2022 Schuldschein)	$60,167	$—
German Private Placement (2017 Schuldschein)	—	101,536
0.000% Senior Unsecured Cash Convertible Notes due 2027	474,000	—
1.000% Senior Unsecured Cash Convertible Notes due 2024	—	500,000
Total repayment of non-current debt	**$534,167**	**$601,536**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 184

Notes to the Consolidated Financial Statements

The principal amount, carrying amount and fair values of non-current debt instruments as of December 31, 2025 and 2024 are summarized below.

				2025 Fair value	
(in thousands)	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Amount	Leveling
Convertible Notes due 2027	$23,189	$—	$23,189	$23,844	Level 1
Convertible Notes due 2031[1]	402,713	(4,746)	397,967	520,570	Level 1
Convertible Notes due 2032[1]	639,472	(7,606)	631,866	762,600	Level 1
German Private Placement (2017 Schuldschein)	17,039	(7)	17,032	16,692	Level 2
German Private Placement (2022 Schuldschein)	374,234	(486)	373,748	366,130	Level 2
	$1,456,647	**($12,845)**	**$1,443,802**	**$1,689,836**	

[1] The initial fair value liability of the embedded conversion options for the 2031 Notes was $97.3 million and 2032 Notes $110.5 million, which simultaneously reduced the carrying value of the Convertible Notes as discussed further below.

				2024 Fair Value	
(in thousands)	Principal amount	Unamortized debt discount and issuance costs	Carrying amount	Amount	Leveling
Convertible Notes due 2027[1]	445,949	(1,598)	444,351	475,835	Level 1
Convertible Notes due 2031[1]	402,713	(5,579)	397,134	511,150	Level 1
German Private Placement (2017 Schuldschein)	15,069	(19)	15,050	14,560	Level 2
German Private Placement (2022 Schuldschein)	384,393	(718)	383,675	380,180	Level 2
	$1,248,124	**($7,914)**	**$1,240,210**	**$1,381,725**	

[1] The initial fair value liability of the embedded conversion options for the 2027 Notes was $54.1 million and for the 2031 Notes was $97.3 million, which simultaneously reduced the carrying value of the Convertible Notes as discussed further below.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 185

Notes to the Consolidated Financial Statements

Future contractual maturities of non-current debt stated at the carrying values as of December 31, 2025 and future interest as of December 31, 2025 are shown in the table below. As described elsewhere in this Note 16, certain of our long-term debt instruments contain features which could require repayment or conversion earlier than their contractual maturity dates.

		Future contractual cash obligations		
Years ending December 31, (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total
2026	$—	$11,296	$27,229	$38,525
2027	147,680	134,258	50,418	184,676
2028	—	8,053	27,229	35,282
2029	164,328	170,093	27,229	197,322
2030	—	3,152	27,229	30,381
Thereafter	1,131,794	114,524	1,063,267	1,177,791
	$1,443,802	**$441,376**	**$1,222,601**	**$1,663,977**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 186

Notes to the Consolidated Financial Statements

Future contractual maturities of non-current debt stated at the carrying values as of December 31, 2024 and future interest as of December 31, 2024 are shown in the table below. As described elsewhere in this Note 16, certain of our long-term debt instruments contain features which could require repayment or conversion earlier than their contractual maturity dates.

		Future contractual cash obligations		
Years ending December 31, (in thousands)	Carrying value	Loans (fixed and floating-rate)	Convertible notes (fixed-rate)	Total
2025[2]	$497,832	$65,029	$456,712	$521,741
2026	—	10,658	12,361	23,019
2027[2]	109,978	119,218	12,361	131,579
2028	—	7,649	12,361	20,010
2029	145,189	150,586	12,361	162,947
Thereafter[1]	487,211	104,064	418,044	522,108
	$1,240,210	**$457,204**	**$924,200**	**$1,381,404**

[1] The initial fair value liability of the embedded conversion options for the 2031 Notes was $97.3 million, which simultaneously reduced the carrying value of the Convertible Notes as discussed further below.

[2] Future 2025 and 2027 contractual cash obligations have been revised to correct the classification for the 2027 Notes repaid to bondholders in December 17, 2025. See Note 1.

Interest expense for the years ended December 31, 2025 and 2024 related to the 2032 Notes, 2031 Notes, 2027 Notes and the cash convertible notes was comprised of the following:

(in thousands)	2025	2024
Coupon interest	$18,104	$8,604
Amortization of original issuance discount	—	16,075
Amortization of debt issuance costs	2,798	1,690
Total interest expense related to the convertible notes	**$20,902**	**$26,369**

Convertible Notes due 2032

On September 4, 2025, we issued 2.0% cash convertible notes in an aggregate principal amount of $750.0 million with a maturity date of September 4, 2032 (2032 Notes). The 2032 Notes carry interest of 2.0% per annum payable semi-

annually in arrears. The net proceeds of the 2032 Notes totaled $742.0 million, after debt issuance costs of $8.0 million. At inception, debt issuance costs are amortized to interest expense over the term of the 2032 Notes resulting in an effective interest rate of the 2032 Notes of 2.16%. Judgment is required to estimate the expected maturity as the 2032 notes are subject to earlier redemption upon the occurrence of a future event as discussed below. The Convertible Notes contain an embedded conversion option, we have determined that the embedded conversion option is a derivative financial instrument, which is required to be separated from the Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated income statements until the conversion option transaction settles or expires. The initial fair value liability of the embedded conversion options for the 2032 Notes was $110.5 million which simultaneously reduced the carrying value of the Convertible Notes. For further discussion of the derivative financial instruments relating to the Convertible Notes, refer to Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments." The 2032 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 3,094.3562 shares per $200,000 principal amount of notes (which represented an initial conversion price of $64.6338 per share, or 11.6 million underlying shares). Following the January 2026 synthetic share repurchase discussed in Note 18 "Equity," the adjusted conversion rate became 3,091.0563 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $64.7028. At conversion, we will settle the 2032 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares. The 2032 Notes may be redeemed at the option of each noteholder at their principal amount on September 4, 2030 or in connection with a change of control or delisting event. The 2032 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after October  15, 2025 through March 3, 2032: • if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or • if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or • if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 187 Notes to the Consolidated Financial Statements • if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or • in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or • if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or • if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or • if a take-over bid is published, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period. The noteholders may convert their notes at any time, without condition, during the period beginning on March 4, 2032 and ending on the 45th business day prior to September 4, 2032. No contingent conversion conditions were triggered for the 2032 Notes as of December 31, 2025. Convertible Notes due 2031 On September 10, 2024, we issued 2.500% convertible notes in an aggregate principal amount of $500.0 million with a maturity date of September 10, 2031 (2031 Notes). The 2031 Notes carry interest of 2.50% per annum payable semi- annually in arrears. The net proceeds of the 2031 Notes totaled $494.2 million, after debt issuance costs of $5.8 million. At inception, debt issuance costs are amortized to interest expense over the term of the 2031 Notes resulting in an effective interest rate of the 2031 Notes of 2.68%. Judgment is required to estimate the expected maturity as the 2031 notes are subject to earlier redemption upon the occurrence of a future event as discussed below. The Convertible Notes contain an embedded conversion option, we have determined that the embedded conversion option is a derivative financial instrument, which is required to be separated from the Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated income statements until the conversion option transaction settles or expires. The initial fair value liability of the embedded conversion options for the 2031 Notes was $97.3 million which simultaneously reduced the carrying value of the Convertible Notes. For further discussion of the derivative financial instruments relating to the Convertible Notes, refer to Note 26 "Financial Risk Factors QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 188 Notes to the Consolidated Financial Statements

and Use of Derivative Financial Instruments." The 2031 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 3,124.3702 shares per $200,000 principal amount of notes (which represents an initial conversion price of $64.0129 per share or 7.8 million underlying shares). Following the January 2026 synthetic share repurchase discussed in Note 18 "Equity," the adjusted conversion rate became 3,136.9055 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $63.7571. At conversion, we will settle the 2031 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares. The 2031 Notes may be redeemed at the option of each noteholder at their principal amount on September 10, 2029 or in connection with a change of control or delisting event. The 2031 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price, in the following circumstances beginning after October 21, 2024 through March 9, 2031: • if the daily volume-weighted average trading price of our common shares for at least 20-consecutive trading days during a period of 30-consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 150% of the applicable conversion price on each such trading day; or • if we undergo certain fundamental changes, including a change of control or delisting event, as defined in the agreement; or • if a parity event or trading price unavailability event, as the case may be, occurs during the period of 10 days, commencing on and including the first business day following the relevant trading price notification date; or • if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or • in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or • if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived; or QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 189 Notes to the Consolidated Financial Statements • if an acquisition of control occurs, where the conversion date falls in the period from (and including) the date on which the acquisition notice is published to the record date established in connection with the acquisition of control, established to be no less than 40 days and no more than 60 days from acquisition notice; or • if a take-over bid is published, where the conversion date falls in the period from (and including) the date of notice of the take-over bid to the last day of the applicable legal acceptance period. The noteholders may convert their notes at any time, without condition, during the period beginning on March 10, 2031 and ending on the 45th business day prior to September 10, 2031. No contingent conversion conditions were triggered for the 2031 Notes as of December 31, 2025. Convertible Notes due 2027 On December 17, 2020, we issued zero coupon convertible notes in an aggregate principal amount of $500.0 million with a maturity date of December 17, 2027 (2027 Notes). The 2027 Notes carry no coupon interest. The net proceeds of the 2027 Notes totaled $497.6 million, after payment of debt issuance costs of $3.7 million. On the December 17, 2025 put date, $474.0 million of the 2027 Notes was repaid at the election of the bondholders, after which the remaining $23.2 million was reclassified to long-term debt. All debt issue costs were amortized to the put date. In 2025, the effective interest rate of the 2027 Notes is 1.65%, which is imputed based on the amortization of the fair value of the embedded conversion option over the remaining term of the 2027 Notes. Because the Convertible Notes contain an embedded conversion option, we have determined that the embedded conversion option is a derivative financial instrument, which is required to be separated from the Convertible Notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated income statements until the conversion option transaction settles or expires. The initial fair value liability of the embedded conversion options for the 2027 Notes was $54.1  million which simultaneously reduced the carrying value of the Convertible Notes. For further discussion of the derivative financial instruments relating to the Convertible Notes, refer to Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments." The 2027 Notes are convertible into common shares based on an initial conversion rate, subject to adjustment, of 2,477.65 shares per $200,000 principal amount of notes (which represented an initial conversion price of $80.7218 per share, or 6.2 million underlying shares). Following the January 2026 synthetic share repurchase discussed in Note 18 "Equity," the adjusted conversion rate became 2,485.1914 shares per $200,000 principal amount of notes, which represents an adjusted conversion price per share of $80.4767. At conversion, we will settle the 2027 Notes by repaying the principal portion in cash and any excess of the conversion value over the principal amount in common shares. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 190 Notes to the Consolidated Financial Statements

The notes may be redeemed in connection with a change of control or delisting event (as further described in the 2027 Notes). The 2027 Notes are convertible in whole, but not in part, at the option of the noteholders on a net share settlement basis, at the prevailing conversion price in the following circumstances beginning after January 27, 2021 through June 16, 2027: • if the last reported sale price of our common shares for at least 20-consecutive trading days during a period of 30- consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day; or • if we undergo certain fundamental changes, including a change of control, as defined in the agreement; or • if a parity event or trading price unavailability event, as the case may be occurs during the period of 10 days, including the first business day following the relevant trading price notification date; or • if we distribute assets or property to all or substantially all of the holders of our common shares and those assets or other property have a value of more than 25% of the average daily volume-weighted average trading price of our common shares for the prior 20 consecutive trading days; or • in case of early redemption in respect of the outstanding notes at our option, where the conversion date falls in the period from (and including) the date on which the call notice is published to (and including) the 45th business day prior to the redemption date; or • if we experience certain customary events of default, including defaults under certain other indebtedness, until such event of default has been cured or waived. The noteholders may convert their notes at any time, without condition, on or after June 17, 2027 until the 45th business day prior to December 17, 2027. No contingent conversion conditions were triggered for the 2027 Notes as of December  31, 2025 or December  31, 2024. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 191 Notes to the Consolidated Financial Statements Cash Convertible Notes 2024 In November 2024, we repaid at maturity $500.0 million of Cash Convertible Senior Notes (2024 Notes) that had been issued on November 13, 2018 with net proceeds of $468.9 million after payment of the net cost of the Call Spread Overlay and transaction costs. Cash Convertible Notes Call Spread Overlay Concurrent with the issuance of the cash convertible notes, we entered into privately negotiated hedge transactions (Call Options) with, and issued warrants to purchase shares of our common stock (Warrants) to, certain financial institutions. We refer to the Call Options and Warrants collectively as the “Call Spread Overlay.” The Call Options were intended to offset any cash payments payable by us in excess of the principal amount due upon any conversion of the cash convertible notes. The Call Options and Warrants are derivative financial instruments and are discussed further in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments." Aside from the initial payment of a premium, we will not be required to make any cash payments under the Call Options, and will be entitled to receive an amount of cash, generally equal to the amount by which the market price per share of our common shares exceeds the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options is initially equal to the conversion price of the cash convertible notes. The Call Options related to the 2024 Notes expired unexercised in November 2024. The Warrants that were issued with our cash convertible notes, could have a dilutive effect to the extent that the price of our common stock exceeds the applicable strike price of the Warrants. For each Warrant that is exercised, we will deliver to the holder a number of shares of our common stock equal to the amount by which the settlement price exceeds the exercise price, plus cash in lieu of any fractional shares. We will not receive any proceeds if the Warrants are exercised. All Warrants related to the 2024 Notes expired unexercised in November 2024 upon maturity. German Private Placement (2017 Schuldschein) In 2017, we completed a German private placement bond (2017 Schuldschein) which was issued in several tranches totaling $331.1 million due in various periods through 2027. In the first half of 2021, we repaid $41.1 million for two tranches that matured. In October 2022, we repaid $153.0 million for the four tranches that matured. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of December 31, 2025 totaled $0.9 million of unrealized gain and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense over the lifetime of the notes. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 192 Notes to the Consolidated Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 193

Notes to the Consolidated Financial Statements

A following table shows the last remaining tranche of the 2017 Schuldschein as of December 31, 2025 and 2024:

Notional amount	Interest rate	Maturity	Carrying value (in thousands) as of December 31, 2025	2024
€31.0 million	Floating EURIBOR + 0.7%	June 2027	**$17,032**	**$15,050**

German Private Placement (2022 Schuldschein)

In July and August 2022, we completed another German private placement bond (2022 Schuldschein) which was issued in several tranches totaling €370.0 million due in various periods through 2035. In July 2025, we repaid $60.2 million for the €51.5 million tranche that matured. The 2022 Schuldschein consists of euro-denominated tranches which have either a fixed or floating rate. All tranches except for the €70.0 million fixed 3.04% tranche due August 2035 are ESG-linked wherein the interest rate is subject to adjustment of +/- 0.025% if our ESG rating changes. The euro tranches are designated as a foreign currency non-derivative hedging instrument that qualifies as a net investment hedge as described in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments." Based on the spot rate method, the change in the carrying value of the euro-denominated tranches attributed to the net investment hedge as of December 31, 2025 totaled $53.3 million of unrealized loss and is recorded in equity. We paid $1.2 million in debt issuance costs which are being amortized through interest expense using the effective interest method over the lifetime of the notes.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 194

Notes to the Consolidated Financial Statements

A summary of the tranches is as follows:

Notional amount	Interest rate	Maturity	Carrying value (in thousands) as of December 31, 2025	2024
€51.5 million	Floating 6M EURIBOR + 0.55%	July 2025	$—	$53,481
€62.0 million	Fixed 2.741%	July 2027	72,814	64,323
€29.5 million	Floating 6M EURIBOR + 0.70%	July 2027	34,645	30,605
€37.0 million	Fixed 3.044%	July 2029	43,430	38,371
€103.0 million	Floating 6M EURIBOR + 0.85%	July 2029	120,898	106,818
€9.5 million	Fixed 3.386%	July 2032	11,146	9,849
€7.5 million	Floating 6M EURIBOR + 1.0%	July 2032	8,800	7,776
€70.0 million	Fixed 3.04%	August 2035	82,015	72,452
			$373,748	**$383,675**

Revolving Credit Facility

Our credit facilities available and undrawn at December 31, 2025 total €413.0 million (approximately $485.3 million). This includes a €400.0 million syndicated ESG-linked revolving credit facility expiring December 2030 (with one additional annual extension option) and two other lines of credit amounting to €13.0 million with no expiration date. The €400.0 million facility can be utilized in euro and bears interest of 0.550% to 1.500% above EURIBOR, offered with interest periods of one, three or six months. The commitment fee is calculated based on 35% of the applicable margin. Commitment fees of $0.9 million and $0.8 million were paid for years ended December 31, 2025 and 2024, respectively. The revolving facility agreement contains certain non-financial covenants including, but not limited to, restrictions on the encumbrance of assets. We were in compliance with these covenants at December 31, 2025. The revolving credit facilities are for general corporate purposes and no amounts were utilized at December 31, 2025. Of the €13.0 million facilities, €8.2 million is used for bank guarantees and letters of credit as December 31, 2025.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 195

Notes to the Consolidated Financial Statements

17. Income Tax

Major components of income tax expense, as presented in the income statements for the years ended December 31, 2025 and 2024, are:

(in thousands)	2025	2024
Current income tax charge	$94,667	$52,966
Adjustment in respect of current income tax of previous years	(1,985)	1,275
Current income tax expense	**92,682**	**54,241**
Origination and reversal of temporary differences	(13,578)	(19,724)
Changes in tax rates	(9,181)	(250)
Deferred income tax expense	**(22,759)**	**(19,974)**
Total income tax expense	**$69,923**	**$34,267**

Deferred tax related to items charged or credited directly to equity during 2025 and 2024 shown in the statement of comprehensive income totaled $1.2 million and $1.0 million, respectively.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 196

Notes to the Consolidated Financial Statements

The Netherlands' statutory income tax rate, the income tax rate of our country of domicile, was 25.8% in 2025 and 2024. Income from foreign subsidiaries is generally taxed at the statutory income applicable in the respective countries of domicile.

The principal items comprising the differences between income taxes computed at the Netherlands statutory rate and the effective tax rate for the years ended December 31, 2025 and 2024 are as follows:

		2025		2024
(in thousands)	Amount	Percent	Amount	Percent
Income before tax	$506,891	—	$191,365	—
At Dutch statutory income tax rate of 25.8%	$130,778	25.8 %	$49,372	25.8 %
Taxation of foreign operations, net[1]	(45,311)	(8.9)	(27,755)	(14.5)
Worthless Stock Deduction[2]	(29,003)	(5.7)	—	—
Changes in tax rates impacting deferred taxes	(9,181)	(1.8)	(250)	(0.1)
Net movement in uncertain tax positions	21,717	4.3	19,234	10.1
Pillar Two income taxes	7,744	1.5	11,452	6.0
Tax impact from non-deductible (deductible) items	(6,936)	(1.4)	(19,922)	(10.4)
Other	115	—	2,136	1.1
Total income tax	**$69,923**	**13.8 %**	**$34,267**	**17.9 %**

[1] Our effective tax rate reflects our global operations where certain income or loss is taxed at rates higher or lower than the Netherlands' statutory income tax rate as well as the benefit of some income being partially exempt from income taxes. These foreign tax benefits are due to a combination of favorable tax laws, regulations and exemptions in certain jurisdictions. Partial tax exemptions exist on foreign income primarily derived from operations in Germany.

[2] During the third quarter of 2025, the Company recognized a worthless stock deduction under Internal Revenue Code Section 165(g)(3) upon liquidation of the U.S. Subsidiary, NeuMoDx Molecular, Inc.

We conduct business globally and, as a result, file numerous consolidated and separate income tax returns in the Netherlands, Germany and the U.S. federal jurisdiction, as well as in various other state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout various jurisdictions. Tax years in the Netherlands are potentially open back to 2013 for income tax examinations by the Netherlands taxing authority. The German group is open to examination for the tax years starting in 2017 and in 2022, the German taxing authority commenced an examination for the 2017 to 2019 tax years. The U.S. consolidated group is subject to federal and most state income tax examinations by taxing authorities beginning with the year ending December 31, 2022 through the

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Notes to the Consolidated Financial Statements

current period. In late 2023, the U.S. Internal Revenue Service commenced a U.S. federal income tax examination for the periods 2014 to 2020. Our other subsidiaries, with few exceptions, are no longer subject to income tax examinations by taxing authorities for years before 2021.

We conduct business globally and operate more than 50 consolidated subsidiaries in multiple tax jurisdictions. This multi-jurisdictional business operation involves complex operating and financing activities. The nature of these activities can result in uncertainties in the estimation of the related income tax exposures. We initially recognize and subsequently measure the uncertain tax position when it is probable the position will be sustained upon examination by the tax authorities.

Changes in the amount of uncertain tax positions for the years ended December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024
Balance at beginning of year	$108,927	$95,558
Increase for tax positions related to the current year	8,990	9,447
Increase for tax positions of prior years	21,022	10,402
Decrease for tax position of prior years	(8,834)	(271)
Decrease related to settlements	—	(439)
Increase (decrease) from currency translation	13,481	(5,770)
Balance at end of year	**$143,586**	**$108,927**

As of December 31, 2025 and 2024, our net liability for uncertain tax positions totaled approximately $143.6 million and $108.9 million and has been recorded in the income statement as part of income tax expense. Its release would favorably affect our effective tax rate in any future period. However, various events could cause our current expectations to change in the future. At December 31, 2025 and 2024, we have accrued interest and penalties of $5.9 million and $3.9 million, respectively, which are not included in the table above.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 198

Notes to the Consolidated Financial Statements

At December 31, 2025 and 2024, in the consolidated balance sheets, we have recorded net deferred tax assets of $56.8 million and $59.2 million, respectively at December 31, 2025 and 2024, respectively. The components of the net deferred assets and liabilities at December 31, 2025 and 2024 are as follows:

(in thousands)	2025	2024	Change
Deferred tax assets:			
Net operating loss and credit carryforward[1]	$68,438	$22,981	$45,457
Intangibles	42,091	47,409	(5,318)
Accrued liabilities	24,582	27,746	(3,164)
Equity awards	13,587	20,342	(6,755)
Other	46,511	37,365	9,146
Offsetting	(101,221)	(63,278)	(37,943)
Total deferred tax assets	**93,988**	**92,565**	**1,423**
Deferred tax liabilities:			
Depreciation and amortization	(44,451)	(49,361)	4,910
Intangibles	(87,626)	(41,386)	(46,240)
Other	(6,338)	(5,910)	(428)
Offsetting	101,221	63,278	37,943
Total deferred tax liabilities	**(37,194)**	**(33,379)**	**(3,815)**
Net deferred tax assets	**$56,794**	**$59,186**	**($2,392)**

[1] The increase in deferred tax assets related to net operating losses reflects offsetting between uncertain tax positions and deferred tax assets of net operating losses.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 199

Notes to the Consolidated Financial Statements

The movements in deferred income tax assets and liabilities during 2025 and 2024 are as follows:

(in thousands)	2025	2024
Change in deferred tax recognized in income	$22,759	$19,973
Change in deferred tax recognized in equity[1]	(6,013)	(2,235)
Change in deferred tax related to business combinations[2]	(19,138)	—
Change in deferred tax	**($2,392)**	**$17,738**

[1] The change in deferred tax recognized in equity represents changes in components of other comprehensive income or loss, equity awards and foreign currency translation adjustments.

[2] The change in deferred tax related to business combinations represents the deferred tax liability on the fair value of identifiable intangible assets acquired and the deferred tax asset on tax loss carryforwards as discussed in Note 5 "Acquisitions."

At December 31, 2025, we had $558.3 million in total net operating loss (NOL) carryforwards which included $401.7 million for Germany, $59.4 million for the U.S., $20.9 million for the U.K., $19.0 million for the Netherlands and $57.3 million for other foreign jurisdictions. We did not recognize tax benefits related to the NOL carryforwards in Germany of $3.9 million and in other foreign jurisdictions of $32.8 million. The NOL carryforwards in the U.S., Germany, the Netherlands and the U.K. carryforward indefinitely. The entire NOL carryforward in the U.S. is subject to limitations under Section 382 of the U.S. Internal Revenue Code which limits the amount that can be used each year. NOL carryforwards of $24.7 million in other foreign jurisdictions expire between 2026 and 2030 while the remainder can be carried forward indefinitely. At December 31, 2025, tax credits total $7.2 million and expire between 2034 and 2044.

At December 31, 2024, we had $529.1 million in total net operating loss (NOL) carryforwards which included $316.0 million for Germany, $128.5 million for the U.S., $29.8 million for the U.K., $8.7 million for the Netherlands and $46.1 million for other foreign jurisdictions. We did not recognize tax benefits related to the NOL carryforwards in Germany of $5.1 million and in other foreign jurisdictions of $38.6 million.

A deferred tax asset can only be recognized to the extent that it is "probable" that taxable profit will be available against which the deductible temporary differences, unused tax losses or unused tax credits can be utilized. Judgments around realizability depend on the availability and weight of both positive and negative evidence.

As of December 31, 2025, a deferred tax liability has not been recognized for residual income taxes in the Netherlands on the undistributed earnings of the majority of our foreign subsidiaries as these earnings are considered to be either indefinitely reinvested or can be repatriated tax free under the Dutch participation exemption. The aggregate amount of undistributed earnings for which no deferred tax liability has been recognized was approximately $2 billion. For

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 200

Notes to the Consolidated Financial Statements

undistributed earnings that are not considered indefinitely reinvested, we have recorded a deferred tax liability of $0.7 million for both December 31, 2025 and 2024.

Global minimum tax (Pillar Two)

In December 2021, the Organization for Economic Co-operation and Development (OECD) Inclusive Framework released model rules focused on "Addressing the Challenges of the Digitalization of the Economy." The breadth of the OECD project extends beyond pure digital businesses and is likely to impact most large multinational businesses by both redefining jurisdictional taxation rights and establishing a 15% global minimum tax (referred to as Pillar Two). The Dutch Government adopted the Minimum Tax Act 2024 in December 2023, and the Pillar Two legislation has been applicable in local law with effect from 2024 in the Netherlands, the EU and multiple other countries around the world. Therefore, Pillar Two applies to QIAGEN from the financial year ending December 31, 2024 and onwards. Under this legislation, QIAGEN is generally required to pay top-up taxes on profits if the related Pillar Two jurisdictional effective tax rate is less than 15%.

In 2025, the current tax expense related to Pillar Two is $7.7 million, resulting in an increase of ETR by 1.5%. In 2024, the current tax expense related to Pillar Two is $11.5 million, resulting in an increase of ETR by 6.0%. This amount has been accounted for within the income taxes of the reporting period.

In the 2025 and 2024 financial statements, we have used the exemption under IAS 12 for recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

18. Equity

Shares

The authorized classes of our shares consist of Common Shares (410 million authorized), Preference Shares (450 million authorized) and Financing Preference Shares (40 million authorized). All classes of shares have a par value of €0.01. No Financing Preference Shares or Preference Shares have been issued. Common Shares are translated to U.S. dollars at the foreign exchange rates in effect when the shares are issued.

QIAGEN N.V. has granted Stichting Preferente Aandelen QIAGEN an option to acquire preference shares of QIAGEN N.V. in a number equal to the number of outstanding common shares less one. The arrangement is intended to enable the Stichting to block or delay an unfavorable change of control. Stichting Preferente Aandelen QIAGEN is not consolidated by QIAGEN.

Treasury Stock The cost of repurchased shares is included in treasury stock and reported as a reduction in total equity when a repurchase occurs. Repurchased shares will be held in treasury in order to satisfy various obligations, which include exchangeable debt instruments, warrants and employee share-based remuneration plans. Dividend Declaration On June 26, 2025 at the Annual General Meeting, shareholders of QIAGEN N.V. approved a cash dividend of $0.25 per common share with a record and ex-date of July 2, 2025. On July 10, 2025, a total of $54.2 million in cash dividends were paid to our shareholders. 2026 Synthetic Share Repurchase In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on December 18, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.96 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 20 existing common shares with a nominal value of EUR 1.96 each were consolidated into 19 new common shares with a nominal value of EUR 2.07 each. The third amendment was a reduction of the nominal value per common share from EUR 2.07 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $496.7 million was returned to shareholders through the transaction which reduced the total number of outstanding shares by 10.9 million, or 5.0%, to 206.8 million shares outstanding as of January 8, 2026. Consequently, the conversion rates for convertible notes were updated as disclosed in Note 16 "Financial Debts." Total expenses incurred related to the capital repayment and share consolidation amounted to $0.1 million and were charged to equity during 2025. 2025 Synthetic Share Repurchase In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 12, 2025. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.24 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 36 existing common shares with a nominal value of EUR 1.24 each were consolidated into 35 new common shares with a nominal value of EUR 1.28 each. The third amendment was a reduction of the nominal value per common share from EUR 1.28 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 201 Notes to the Consolidated Financial Statements share buyback, $280.1 million was repaid to our shareholders and the outstanding number of common shares was reduced by 6.2  million, or 2.8%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.1 million and were charged to equity during 2025. 2024 Synthetic Share Repurchase In January 2024, we completed a capital repayment program through a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The synthetic share repurchase was implemented through a series of amendments to our Articles of Association which were approved by our shareholders. The first amendment involved an increase in share capital by an increase in the nominal value per common share from EUR 0.01 to EUR 1.18 and a corresponding reduction in additional paid in capital. The second amendment involved a reduction in common shares whereby 25 existing common shares with a nominal value of EUR 1.18 each were consolidated into 24.25 new common shares with a nominal value of EUR 1.22 each. The third amendment was a reduction of the nominal value per common share from EUR 1.22 to EUR 0.01. As a result of these amendments, which in substance constitute a synthetic share buyback, $292.1 million was repaid to our shareholders, and the outstanding number of common shares was reduced by 6.8 million, or 3.0%. Total expenses incurred related to the capital repayment and share consolidation amounted to $0.8 million and were charged to equity during 2024. Appropriation of Profit of 2024 The financial statements for the reporting year 2024 have been adopted by the Annual General Meeting on June 26, 2025. The Annual General Meeting has adopted the appropriation of profit after tax as proposed by the Managing Board. Proposal for Profit Appropriation The General Meeting of Shareholders will be asked to approve the following appropriation of the 2025 net income for the period: an amount of $437.0 million to be added to retained earnings. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 202 Notes to the Consolidated Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 203

Notes to the Consolidated Financial Statements

19. Earnings per Common Share

We present basic and diluted earnings per common share. Basic earnings per common share is calculated by dividing the net income by the weighted average number of common shares outstanding. Diluted earnings per common share reflect the potential dilution of earnings that would occur if all "in the money" securities to issue common shares were exercised.

The following schedule summarizes the information used to compute earnings per common share for the years ended December 31, 2025 and 2024:

(in thousands, except per share data)	2025	2024
Net income	$436,968	$157,098
Weighted average number of common shares used to compute basic earnings per common share	217,219	222,619
Dilutive effect of stock options and restricted stock units	1,661	2,098
Weighted average number of common shares used to compute diluted earnings per common share	**218,880**	**224,717**
Outstanding options and awards having no dilutive effect, not included in above calculation	50	26
Outstanding warrants having no dilutive effect, not included in above calculation	—	9,531
Basic earnings per common share	$2.01	$0.71
Diluted earnings per common share	$2.00	$0.70

For purposes of considering the 2027 Notes, 2031 Notes and the 2032 Notes, as discussed further in Note 16 "Financial Debts," in determining diluted earnings per common share, only an excess of the conversion value over the principal amount would have a dilutive impact using the treasury stock method. Since the 2027 Notes, 2031 Notes and the 2032 Notes were out of the money and anti-dilutive during the period from January 1, 2024 through December 31, 2025, they were excluded from the diluted earnings per common share calculation in 2024 and 2025.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 204

Notes to the Consolidated Financial Statements

20. Commitments and Contingencies

Licensing and Purchase Commitments

We have licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from 0.45 percent to 20 percent of covered products or based on quantities sold. Several of these agreements have minimum royalty requirements. The accompanying consolidated balance sheets include accrued royalties relating to these agreements in the amount of $6.1 million and $5.1 million at December 31, 2025 and 2024, respectively. Royalty expense relating to these agreements amounted to $15.4 million and $13.9 million for each of the years ended December 31, 2025 and 2024, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2025, we had commitments to purchase goods or services and to make future license and royalty payments. They are as follows:

Years ending December 31, (in thousands)	Purchase commitments	License & royalty commitments
2026	$78,587	$1,933
2027	42,675	1,986
2028	22,500	1,844
2029	3,465	1,852
2030	1,506	1,881
Thereafter	—	9,029
	$148,733	**$18,525**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 205

Notes to the Consolidated Financial Statements

Commitments calculated at December 31, 2024, the prior year, were as follows:

Years ending December 31, (in thousands)	Purchase commitments	License & royalty commitments
2025	$38,232	$1,416
2026	30,701	779
2027	12,607	801
2028	1,035	601
2029	918	506
Thereafter	—	1,771
	$83,493	**$5,874**

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain revenue and operating result milestones. Milestone payments total $71.9 million may be triggered through the end of 2027. Based on the current estimate of potential milestone payments, $16.2 million is included in other current liabilities and $6.6 million is included in other non-current liabilities in the accompanying consolidated balance sheet as of December 31, 2025. Refer to Note 25 "Fair Value Measurements" for changes in the contingent consideration liabilities.

Employment Agreements

Certain of our employment contracts contain provisions which guarantee payments in the event of a change in control, as defined in the agreements, or if the executive is terminated for reasons other than cause, as defined in the agreements. At December 31, 2025, the commitment under these agreements totaled $10.5 million (2024: $9.8 million).

Litigation

From time to time, we may be party to legal proceedings incidental to our business. As of December 31, 2025, certain claims, suits or legal proceedings arising out of the normal course of business have been filed or were pending against QIAGEN N.V. or its subsidiaries. These matters have arisen in the ordinary course and conduct of business as well as through acquisition. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing litigation contingencies is highly subjective and requires judgments about future events. Although it is not possible to predict the outcome of such litigation, we assess the degree of probability and evaluate the reasonably possible losses that we could incur as a result of these matters. We accrue for any estimated loss when it is probable that a liability has been

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 206

Notes to the Consolidated Financial Statements

incurred and the amount of probable loss can be estimated. We are not party to any material legal proceeding as of the date of this report.

Patent Litigation

Labcorp (as successor to ArcherDX)

In 2018, ArcherDX (succeeded in the litigation by Laboratory Corporation of America Holdings and Labcorp Genetics, Inc. (Labcorp)) and Massachusetts General Hospital (MGH) sued QIAGEN for patent infringement. In August 2021, a federal jury ruled that QIAGEN infringed two patents owned by ArcherDX and awarded damages of $4.7 million which were accrued in 2021 and remain accrued as of December 31, 2024 in other non-current liabilities in the accompanying consolidated balance sheet. In the third quarter of 2025, the Court of Appeals for the Federal Circuit reversed the decision of infringement of the District Court of Delaware, vacated the $4.7 million damages award and granted judgment as a matter of law of non-infringement in favor of QIAGEN. The plaintiffs did not file any motion opposing this decision before the deadline and the matter is now closed. Accordingly, the $4.7 million accrual was reversed to restructuring, acquisition, integration and other, net in the accompanying consolidated statement of income for the year ended December 31, 2025.

21. Reportable Segment

We operate as one reportable segment in accordance with IFRS 8 Operating Segments. As a result of our continued restructuring and streamlining of the growing organization, our chief operating decision maker (CODM) continues to make decisions with regards to business operations and resource allocation based on evaluations of QIAGEN as a whole. Accordingly, we operate as one reportable segment. Summarized geographic information is shown in the tables below.

Geographical Information

Net sales are attributed to countries based on the location of the customer. Our primary manufacturing facilities are located in Germany, China, and the United States and supply products to customers as well as QIAGEN subsidiaries in other countries. The intercompany portions of such net sales are excluded to derive consolidated net sales. No single customer represents more than ten percent of consolidated net sales. Our country of domicile is the Netherlands, which reported net sales of $23.7 million and $20.9 million for the years ended 2025 and 2024, respectively, and these amounts are included in the line item Europe, Middle East and Africa as shown in the table below.   (in thousands) 2025 2024 Americas: United States $998,448 $942,009 Other Americas 88,065 89,557 Total Americas 1,086,513 1,031,566 Europe, Middle East and Africa 712,759 648,494 Asia Pacific, Japan and Rest of World 290,727 298,154 Total net sales $2,089,999 $1,978,214 Long-lived assets include property, plant and equipment, goodwill, other intangible assets, right-of-use assets, equity accounted investments, non-current financial assets and other non-current assets. The Netherlands, which is included in the line item other Europe, Middle East and Africa, reported long-lived assets of $18.4 million and $16.2 million for the years ended 2025 and 2024, respectively. (in thousands) 2025 2024 Americas: United States $2,365,089 $2,158,114 Other Americas 9,103 8,579 Total Americas 2,374,192 2,166,693 Germany 942,160 772,551 Other Europe, Middle East and Africa 750,100 573,367 Asia Pacific, Japan and Rest of World 219,004 208,369 Total long-lived assets $4,285,456 $3,720,980 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 207 Notes to the Consolidated Financial Statements 22. Share-Based Payments The QIAGEN N.V. 2023 Stock Plan (the 2023 Plan) was approved at the June 2023 Annual General Meeting. We adopted the QIAGEN N.V. 2014 Stock Plan (the 2014 Plan) in 2014. The 2014 Plan expired in May 2024. At December 31, 2025, we had approximately 11.4 million common shares reserved and available for issuance under the 2014 and 2023 Plans. The plans allow for the granting of stock rights and incentive stock options, as well as non-qualified options, stock grants and stock-based awards, generally with terms of up to three years, with previous grants through 2020 having terms of five years subject to earlier termination in certain situations. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the plans. We issue Treasury Shares upon the vesting of stock-based awards. Stock Units Stock units represent rights to receive Common Shares at a future date and include restricted stock units which are subject to time-vesting only and performance stock units which include performance conditions in addition to time-vesting. The final number of performance stock units earned is based on the performance achievement which for some grants can reach up to 200% of the granted shares. There is no exercise price and the fair market value at the time of the grant is recognized over the requisite vesting period. The fair market value is determined based on the number of stock units granted and the market value of our shares on the grant date. Pre-vesting forfeitures were estimated to be approximately 6.0% (2024: 6.0%). At December 31, 2025, there was $65.2 million remaining in unrecognized compensation cost including estimated forfeitures related to these awards, which is expected to be recognized over a weighted average period of 1.38 years (2024: $58.7 million over a weighted average of 1.34 years). The weighted average grant date fair value of stock units granted during the year ended December 31, 2025 was $41.69 (2024 $42.88). The total fair value of stock units that vested during the year ended December 31, 2025 was $60.7 million (2024: $74.1 million). QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 208 Notes to the Consolidated Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 209

Notes to the Consolidated Financial Statements

A summary of stock units as of December 31, 2025 and 2024, and changes for the years then ended, is presented below.

(in thousands)	2025	2024
Outstanding at January 1	3,606	4,015
Granted	1,156	1,556
Vested	(1,466)	(1,734)
Forfeited	(210)	(231)
Outstanding at December 31	**3,086**	**3,606**
Vested and expected to vest at December 31	2,819	3,317

We net share settle for the tax withholding upon the vesting of awards. Shares are issued on the vesting dates net of the applicable statutory tax withholding to be paid by us on behalf of our employees. As a result, fewer shares are issued than the number of stock units outstanding. We record a liability for the tax withholding to be paid by us as a reduction to treasury shares.

Compensation Expense

Share-based compensation expense before taxes for the years ended December 31, 2025 and 2024 totaled approximately $50.4 million and $43.6 million, respectively, as shown in the table below.

(in thousands)	2025	2024
Cost of sales	$6,044	$4,317
Research and development	8,246	6,691
Sales and marketing	13,119	12,122
General and administrative	22,991	20,497
Share-based compensation expense	50,400	43,627
Less: Income tax benefit[1]	11,128	14,695
Share-based compensation expense, after tax	**$39,272**	**$28,932**

[1] Does not include the excess tax benefit realized for the tax deductions of the share-based payment arrangements. There were no excess tax benefits realized for the years ended December 31, 2025 and 2024.

The variability in share-based compensation expense primarily reflects the impact from performance achievement levels and forfeitures.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 210

Notes to the Consolidated Financial Statements

23. Employee Benefits and Personnel Costs

We maintain various benefit plans, including defined contribution and defined benefit plans. Our U.S. defined contribution plan is qualified under Section 401(k) of the Internal Revenue Code and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for us to match a portion of employee contributions. Total expense under the 401(k) plans were $3.7 million and $4.1 million for the years ended December 31, 2025 and 2024, respectively. We also have a defined contribution plan which covers certain executives. We make matching contributions up to an established maximum. Matching contributions made to the plan, and expensed, totaled approximately $0.1 million for each of the years ended December 31, 2025 and 2024.

We have eight defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Italy, Japan, Poland, Philippines and the United Arab Emirates. These defined benefit plans provide benefits to covered individuals satisfying certain age and/or service requirements. For certain plans, we calculate the vested benefits to which employees are entitled if they separate immediately. The benefits accrue on a pro-rata basis during the employees' employment periods based on the individuals' salaries, adjusted for inflation. All defined benefit plans are unfunded. The liability under the defined benefit plans was $9.2 million and $8.4 million as of December 31, 2025 and 2024, respectively, and is included as a component of other non-current liabilities in the accompanying consolidated balance sheets.

Personnel Costs For the years ended December 31, 2025 and 2024, personnel costs amounted to $643.7 million and $615.3 million, respectively. As of December 31, 2025, there were 5,654 employees within the Group (2024: 5,765). (in thousands) 2025 2024 Salaries and wages $368,191 $354,322 Social security and pension 121,353 109,064 Share-based payment expense 50,400 43,627 Termination costs 10,491 17,646 Other 93,217 90,640 Total personnel costs $643,652 $615,299 The personnel costs are allocated to the functional areas in which the respective employees are working or, in the case of the incremental termination benefits which are the result of restructuring activities as discussed in Note 6 "Restructuring," are recorded in restructuring, acquisition, integration and other costs. Personnel costs included in the accompanying consolidated income statements for the years ended December 31, 2025 and 2024 are as follows: (in thousands) 2025 2024 Cost of sales $151,974 $144,098 Research and development expense 114,349 113,525 Sales and marketing expense 287,248 277,312 General and administrative expense 90,081 80,364 Total personnel costs $643,652 $615,299 The number of employees within the Company at December 31, 2025 and 2024 are as follows: Employees 2025 2024 Headcount at December 31 5,654 5,765 Thereof employed in the Netherlands 52 55 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 211 Notes to the Consolidated Financial Statements 24. Related Party Transactions From time to time, we have transactions with other companies in which we hold an interest, as summarized in the table below. Net sales to related parties for the years ended December 31, 2025 and 2024 are as follows: (in thousands) 2025 2024 Net sales $2,061 $3,073 As of December 31, 2025 and 2024, balances with related parties are as follows: (in thousands) 2025 2024 Trade accounts receivable $1,978 $1,848 Trade and other accounts payable $608 $872 Other current liabilities $2,376 $1,367 Remuneration of Managing Board and Supervisory Board Disclosure of the total board remuneration is based on section 383 book 2 of the Dutch Civil Code. Furthermore, the Chief Executive Officer, Chief Financial Officer and the Supervisory Board meet the definition of key management personnel as defined in IAS 24 ‘Related Parties’. The total short-term employee benefits (fixed salary and short-term variable cash bonus), post-employment (defined contribution expenditure), and share-based payment cost (share-based compensation) in accordance with IAS 24 are reported in the tables below for the years ended December 31, 2025 and 2024. Key management personnel compensation and total board remuneration Remuneration of the Managing Board The tables below state the amounts earned on an accrual basis by our key management personnel and Managing Board members in 2025 and 2024. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 212 Notes to the Consolidated Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 213

Notes to the Consolidated Financial Statements

For the year ended December 31, 2025 (in thousands)	Thierry Bernard	Roland Sackers
Fixed Salary	$1,009	$633
Other[1]	32	66
Total fixed income 2025	1,040	699
Short-term variable cash bonus	1,184	507
Total short-term income 2025	2,224	1,206
Defined contribution on benefit plan	206	123
Total compensation (excluding long-term share-based compensation)	$2,430	$1,329

[1] Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We also occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000, or tax amounts paid by the Company to taxing authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

For the year ended December 31, 2024 (in thousands)	Thierry Bernard	Roland Sackers
Fixed Salary	$979	$588
Other[1]	32	44
Total fixed income 2024	1,010	633
Short-term variable cash bonus	1,128	462
Total short-term income 2024	2,138	1,095
Defined contribution on benefit plan	200	117
Total compensation (excluding long-term share-based compensation)	**$2,338**	**$1,212**

[1] Amounts include, among others, car lease and reimbursed personal expenses such as tax consulting. We occasionally reimburse our Managing Directors' personal expenses related to attending out-of-town meetings but not directly related to their attendance. Amounts do not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN, other reimbursements or payments that in total did not exceed $10,000 or tax amounts paid by the Company to tax authorities in order to avoid double-taxation under multi-tax jurisdiction employment agreements.

The total recognized compensation expense in accordance with IFRS 2 for share-based compensation in the year 2025 (2024) for long-term compensation of stock units amounted to $7.3 million ($7.0 million) for Mr. Bernard and $4.3 million

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 214

Notes to the Consolidated Financial Statements

($5.1 million) for Mr. Sackers. The total compensation including share-based compensation expenses in the year 2025 (2024) was $15.4 million ($15.6 million), and amounts to $9.7 million ($9.3 million) for Mr. Bernard and $5.7 million ($6.3 million) for Mr. Sackers.

Remuneration of the Supervisory Board

The tables below state the amounts earned on an accrual basis by the members of the Supervisory Board in 2025 and 2024 (excluding long-term share-based compensation):

For the year ended December 31, 2025 (in thousands, except for number of share grants)	Fixed remuneration	Committee Chair	Committee membership	Total[1]	Number of restricted stock units granted
Stephen H. Rusckowski (Chair)	$103.8	18.0	11.0	$132.8	5,990
Dr. Metin Colpan	$57.5	18.0	11.0	$86.5	5,990
Dr. Toralf Haag	$57.5	25.0	—	$82.5	5,990
Dr. Ross L. Levine	$57.5	—	11.0	$68.5	5,990
Bert van Meurs	$57.5	—	11.0	$68.5	5,990
Eva van Pelt	$57.5	—	15.0	$72.5	5,990
Dr. Eva Pisa	$57.5	18.0	—	$75.5	5,990
Elizabeth E. Tallett	$57.5	—	37.0	$94.5	5,990
Lawrence A. Rosen[2]	$75.0	—	13.0	$88.0	5,990
Dr. Elaine Mardis[2]	$28.8	—	11.0	$39.8	5,990

[1] Supervisory Board members are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

[2] Mr. Rosen and Prof. Dr. Mardis did not stand for re-election at the AGM in June 2025.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 215

Notes to the Consolidated Financial Statements

For the year ended December 31, 2024 (in thousands, except for number of share grants)	Fixed remuneration	Committee Chair	Committee membership	Total[1]	Number of restricted stock units granted
Lawrence A. Rosen	$150.0	4.5	23.3	$177.8	7,056
Dr. Metin Colpan	$57.5	18.0	11.0	$86.5	7,056
Dr. Toralf Haag	$57.5	25.0	—	$82.5	7,056
Dr. Ross L. Levine	$57.5	—	11.0	$68.5	7,056
Dr. Elaine Mardis	$57.5	—	22.0	$79.5	7,056
Bert van Meurs[2]	$43.1	—	8.3	$51.4	—
Eva van Pelt[2]	$47.9	—	12.5	$60.4	—
Dr. Eva Pisa	$57.5	13.5	2.8	$73.8	7,056
Stephen H. Rusckowski	$57.5	13.5	11.0	$82.0	7,056
Elizabeth E. Tallett	$57.5	4.5	34.3	$96.3	7,056

[1] Supervisory Board members are reimbursed for travel costs and for any value-added tax to be paid on their remuneration. These reimbursements are excluded from the amounts presented herein.

[2] Bert van Meurs and Eva van Pelt joined the Supervisory Board in 2024 and were not eligible for the equity grant for 2024.

The total recognized share-based compensation expense in accordance with IFRS 2 in 2025 (2024) amounted to $3.9 million ($1.5 million) and includes $263.5 thousand ($53.0 thousand) for Mr. Rusckowski, $283.1 thousand ($109.5 thousand) for Mr. Colpan, $467.9 thousand ($287.8 thousand) for Dr. Haag, $476.4 thousand ($346.3 thousand) for Mr. Levine, $359.1 thousand ($138.2 thousand) for Dr. Pisa, $283.1 thousand ($109.5 thousand) for Ms. Tallett, $498.6 thousand ($109.5 thousand) for Mr. Rosen, $879.5 thousand ($346.3 thousand) for Ms. Mardis, $192.8 thousand for Mr.van Meurs and $192.8 thousand for Ms. van Pelt who joined the Supervisory Board in 2024.

The total recognized compensation expense, including share-based compensation, for members of the Supervisory Board in 2025 (2024) totaled $4.7 million ($2.4 million) and includes amounts of $396.3 thousand ($135.0 thousand) for Mr. Rusckowski, $369.6 thousand ($196.0 thousand) for Mr. Colpan, $550.4 thousand ($370.3 thousand) for Dr. Haag, $544.9 thousand ($414.8 thousand) for Mr. Levine, $261.3 thousand ($51.4 thousand) for Mr.van Meurs, $265.3 thousand ($60.4 thousand) for Ms. van Pelt, $434.6 thousand ($212.0 thousand) for Dr. Pisa, $377.6 thousand ($205.8 thousand) for Ms. Tallett, $586.6 thousand ($287.3 thousand) for Mr. Rosen and $919.3 thousand ($425.8 thousand) for Ms. Mardis.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 216

Notes to the Consolidated Financial Statements

25. Fair Value Measurements

Assets and liabilities are measured at fair value according to a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

- *Level 1*. Observable inputs, such as quoted prices in active markets;
- *Level 2*. Inputs, other than the quoted price in active markets, that are observable either directly or indirectly; and
- *Level 3*. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 217

Notes to the Consolidated Financial Statements

The following table presents the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy as of December 31, 2025. It does not include fair value information for financial assets and financial liabilities carried at amortized cost.

	Carrying amount				Fair value			
(in thousands)	FV hedging instrument	Amortized cost	Fair value through profit or loss	Total	Level 1	Level 2	Level 3	Total
Assets:								
Cash and cash equivalents	$—	$190,810	$647,809	$838,619	$647,809	$—	$—	$647,809
Trade accounts receivable	—	402,608	—	402,608	—	—	—	—
Financial assets, current	—	259,913	—	259,913	—	—	—	—
Financial assets, non-current	—	—	5,752	5,752	—	—	5,752	5,752
Foreign exchange forwards and options	—	—	2,448	2,448	—	2,448	—	2,448
Interest rate contracts - cash flow hedge	—	—	—	—	—	—	—	—
Total financial assets	**$—**	**$853,331**	**$656,009**	**$1,509,340**	**$647,809**	**$2,448**	**$5,752**	**$656,009**
Liabilities:								
Lease liabilities[1]	$—	($159,055)	$—	($159,055)	$—	$—	$—	$—
Trade accounts payable	—	(72,656)	—	(72,656)	—	—	—	—
Foreign exchange forwards and options	—	—	(1,978)	(1,978)	—	(1,978)	—	(1,978)
Interest rate contracts - cash flow hedge	(22,363)	—	—	(22,363)	—	(22,363)	—	(22,363)
Warrants and embedded conversion option	—	—	(131,613)	(131,613)	—	(131,613)	—	(131,613)
Contingent consideration	—	—	(22,753)	(22,753)	—	—	(22,753)	(22,753)
Total financial liabilities	**($22,363)**	**($231,711)**	**($156,344)**	**($410,418)**	**$—**	**($155,954)**	**($22,753)**	**($178,707)**

[1] Separate disclosure of fair value of lease liabilities is not required.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 218

Notes to the Consolidated Financial Statements

The following table presents the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy as of December 31, 2024. It does not include fair value information for financial assets and financial liabilities carried at amortized cost.

	Carrying amount				Fair value			
(in thousands)	FV hedging instrument	Amortized cost	Fair value through profit or loss	Total	Level 1	Level 2	Level 3	Total
Assets:								
Cash and cash equivalents	$—	$263,108	$399,917	$663,025	$399,917	$—	$—	$399,917
Trade accounts receivable	—	349,278	—	349,278	—	—	—	—
Financial assets, current	—	489,437	—	489,437	—	—	—	—
Financial assets, non-current	—	—	4,283	4,283	—	—	4,283	4,283
Foreign exchange forwards and options	—	—	5,761	5,761	—	5,761	—	5,761
Interest rate contracts - cash flow hedge	14,340	—	6,677	21,017	—	21,017	—	21,017
Total financial assets	**$14,340**	**$1,101,823**	**$416,638**	**$1,532,801**	**$399,917**	**$26,778**	**$4,283**	**$430,978**
Liabilities:								
Lease liabilities[1]	$—	($120,993)	$—	($120,993)	$—	$—	$—	$—
Trade accounts payable	—	(83,272)	—	(83,272)	—	—	—	—
Foreign exchange forwards and options	—	—	(13,752)	(13,752)	—	(13,752)	—	(13,752)
Interest rate contracts - cash flow hedge	—	—	—	—	—	—	—	—
Warrants and embedded conversion option	—	—	(89,609)	(89,609)	—	(89,609)	—	(89,609)
Contingent consideration	—	—	(20,650)	(20,650)	—	—	(20,650)	(20,650)
Total financial liabilities	**$—**	**($204,265)**	**($124,011)**	**($328,276)**	**$—**	**($103,361)**	**($20,650)**	**($124,011)**

[1] Separate disclosure of fair value of lease liabilities is not required.

Our assets and liabilities measured at fair value on a recurring basis consist of certain cash equivalents, which are classified as Level 1 of the fair value hierarchy; derivative contracts used to hedge currency and interest rate risk, and derivative contracts to protect part of the net investments in foreign operations against adverse changes in the exchange rate between the euro and functional currency of the U.S. dollar, which are classified in Level 2 of the fair value hierarchy; contingent consideration accruals which are classified in Level 3 of the fair value hierarchy; and unquoted equity securities remeasured during the years ended December 31, 2025 and 2024 classified within Level 3 in the fair value hierarchy. There were no transfers between levels for the year ended December 31, 2025. In determining fair value for Level 2 instruments, we apply a market approach, using quoted active market prices relevant to the particular instrument under valuation, giving consideration to the credit risk of both the respective counterparty to the contract and the Company. To determine our credit risk, we estimated our credit rating by benchmarking the price of outstanding debt to publicly-available comparable data from rated companies. Using the estimated rating, our credit risk was quantified by reference to publicly-traded debt with a corresponding rating. The Level 2 derivative financial instruments include the Call Options asset, the Warrants liability and the embedded conversion option liability. See Note 16 "Financial Debts" and Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" for further information. The derivatives are not actively traded and are valued based on an option pricing model that uses observable market data for inputs. Significant market data inputs used to determine fair values included our common share price, the risk-free interest rate, and the implied volatility of our common shares. The Call Options asset and the embedded cash conversion option liability were designed with the intent that changes in their fair values would substantially offset, with limited net impact to our earnings. Therefore, the sensitivity of changes in the unobservable inputs to the option pricing model for such instruments is substantially mitigated. Our Level 3 instruments include unquoted equity security investments which are initially recognized at transaction cost and subsequently measured at fair value. Where there is no active market, fair value is established based on any observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. Refer to Note 7 "Financial Assets" for the change in unquoted equity securities with Level 3 inputs during the years ended December 31, 2025 and 2024. Our Level 3 instruments also include contingent consideration liabilities. We value contingent consideration liabilities using unobservable inputs, applying the income approach, such as the discounted cash flow technique, or the probability- weighted scenario method. Contingent consideration arrangements obligate us to pay the sellers of an acquired entity if specified future events occur or conditions are met such as the achievement of technological or revenue milestones. We use various key assumptions, such as the probability of achievement of the milestones (0% to 100%) and the discount rate (between 11.4% and 11.8%), to represent the non-performing risk factors and time value when applying the income approach. We regularly review the fair value of the contingent consideration, and reflect any change in the accrual in the consolidated income statements in the line items commensurate with the underlying nature of milestone arrangements. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 219 Notes to the Consolidated Financial Statements The fair value of contingent liabilities is based on internal forecasts and the weighted average cost of capital derived from market data, which are considered Level 3 inputs. The following table summarizes the activity for the years ended December 31, 2025 and 2024: (in thousands) 2025 2024 Balance at beginning of year ($20,650) ($18,359) Additions from acquisitions (18,003) — Changes in fair value 4,100 (2,291) Payments 11,800 — Balance at end of year ($22,753) ($20,650) As of December  31, 2025 and 2024, $16.2 million and $20.7 million, respectively, was accrued for contingent consideration and is included in other current liabilities in the accompanying consolidated balance sheets and $6.6 million is included in other non-current liabilities in the accompanying balance sheet as of December 31, 2025. The estimated fair value of non-current financial debts, as disclosed in Note 16 "Financial Debts" was based on current interest rates for similar types of borrowings. The estimated fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future. The fair values of the financial instruments are presented in Note 16 "Financial Debts" and were determined as follows: Convertible Notes: Fair value is based on an estimation using available over-the-counter market information on the Convertible Notes due in 2027, 2031 and 2032. German Private Placement: Fair value is based on an estimation using changes in the euro swap rates. There were no adjustments in the years ended December 31, 2025 and 2024 for nonfinancial assets or liabilities required to be measured at fair value on a nonrecurring basis. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 220 Notes to the Consolidated Financial Statements

26. Financial Risk Factors and Use of Derivative Financial Instruments 26.1. Financial Risks Our risk management approach embodies the key elements of a sound risk management system including (1) active Supervisory Board and senior management involvement; (2) adequate policies and procedures; (3) adequate risk management, monitoring and information systems; and (4) comprehensive internal controls. Refer to the detail discussion under the header Risk Management within the Management Report included in this annual report. Market risk Our market risk relates primarily to interest rate exposures on cash, short-term investments and borrowings, and foreign currency exposures. Financial risk is centrally managed and is regulated by internal guidelines which require a continuous internal risk analysis. The overall objective of our risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments relating to interest rate and foreign exchange risks. In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest rates. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. All derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value with any change in fair value recognized in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. In determining fair value, we consider both the counterparty credit risk and our own creditworthiness, to the extent that the derivatives are not covered by collateral agreements with respective counterparties. Foreign currency exchange rates As a global enterprise, we are subject to risks associated with fluctuations in foreign currencies with regard to our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions as well as future cash flows resulting from anticipated transactions including intra-group transactions. We manage our balance sheet exposure on a group-wide basis primarily using foreign exchange forward contracts, options and cross- currency swaps. Foreign currency transactions for the year ended December  31, 2025 resulted in a net loss of $5.5 million and a net loss of $2.7 million for the year ended December 31, 2024. These amounts are included in other financial results in the accompanying consolidated income statements. A significant portion of our revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Chinese renminbi, Japanese yen, and QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 221 Notes to the Consolidated Financial Statements Swiss franc. Fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. In general terms, depreciation of the U.S. dollar against our other foreign currencies will increase reported net sales. However, this effect is, at least partially, offset by the fact that we also incur substantial expenses in foreign currencies. We have significant production and manufacturing facilities located in Germany and intercompany sales of inventory also expose us to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the manufacturing subsidiary. We use an in-house bank approach to net and settle intercompany payables and receivables as well as intercompany foreign exchange swaps and forward contracts in order to centralize the foreign exchange rate risk to the extent possible. We have entered in the past and may enter in the future into foreign exchange derivatives including forwards, swaps and options to manage the remaining foreign exchange exposure. For the presentation of market risks, IFRS 7 requires sensitivity analyses that show the effects of hypothetical changes of relevant risk variables on profit or loss and shareholders' equity. Currency risks as defined by IFRS 7 arise on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature; differences resulting from the translation of financial statements into the Company's presentation currency are not taken into consideration. Relevant risk variables are generally all non-functional currencies in which QIAGEN has financial instruments. QIAGEN is exposed to currency risks from financial derivatives. If each of the respective currency pairs for which the Company has financial derivatives in place, which do not qualify for hedge accounting in accordance with IFRS 9, varied from the rates used for the preparation of the consolidated financial statements, this would have had an effect on the net income of the Company. Any effect would have been almost fully off-set by corresponding valuation adjustments in the positions, which economically had been hedged by these financial derivatives. Accordingly, the net effect of such variance in currency rates would not have been material. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 222 Notes to the Consolidated Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 223

Notes to the Consolidated Financial Statements

If, at December 31, 2025, the U.S. dollar had gained or lost 10% against all identified major currencies, the estimated effect on the fair value of the financial derivatives would have been as follows:

	As of December 31, 2025		As of December 31, 2024	
(in thousands)	10% higher	10% lower	10% higher	10% lower
Currency				
Euro (EUR)	$7,124	($7,120)	$13,871	($13,871)
Australian Dollar (AUD)	538	(538)	1,038	(1,038)
Swedish Krona (SEK)	—	—	(91)	111
Japanese Yen (JPY)	(362)	408	(169)	206
Canadian Dollar (CAD)	425	(519)	284	(347)
Singapore Dollar (SGD)	35	(43)	(799)	977
Swiss Franc (CHF)	2,838	(3,469)	5,971	(7,320)
Pound Sterling (GBP)	3,332	(3,329)	533	(533)
South Korean Won (KRW)	—	—	210	(257)
Chinese Yuan (CNY)	(422)	533	(5,095)	6,237
Norwegian Krone (NOK)	180	(219)	191	(234)
Polish Zloty (PLN)	(8)	9	(706)	863
Thai Baht (THB)	1,572	(1,916)	1,505	(1,839)
Indian Rupee (INR)	147	(189)	26	(31)
Danish Krone (DKK)	429	(525)	304	(372)
Total	**$15,828**	**($16,917)**	**$17,073**	**($17,448)**

Interest rates

The Company is exposed to interest rate risk by floating rate financial debt and floating rate financial assets. This exposure is managed by varying the proportion of fixed and floating rate debt, while all non-derivative financial assets pay interest on floating rates. Net financial income earned on the Company's net financial assets is generally affected by changes in the level of interest rates, principally the euro and the U.S. dollar interest rate.

At December 31, 2025, we had $838.6 million in cash and cash equivalents (2024: $663.0 million). Interest income earned on our cash investments is affected by changes in the relative levels of market interest rates. We only invest in high-

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 224

Notes to the Consolidated Financial Statements

grade investment instruments. A hypothetical adverse 10% movement in market interest rates would have impacted our financial statements by approximately $3.9 million.

Borrowings against lines of credit are at variable interest rates. We had no amounts outstanding against our lines of credit at December 31, 2025 and 2024. A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

At December 31, 2025, we had total debt of $1.4 billion (2024: $1.2 billion), of which of which $164.3 million is floating interest rate debt (2024: $198.7 million). A hypothetical adverse 10% movement in market interest rates would not have materially impacted our financial statements.

Liquidity risk

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our investing activities including capital expenditure requirements and acquisitions. As of December 31, 2025 and 2024, we had cash and cash equivalents of $838.6 million and $663.0 million, respectively. We also had current financial assets of $259.9 million and $489.4 million, respectively. Cash and cash equivalents are primarily held in euros and U.S. dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. As of December 31, 2025 and 2024, we had working capital of $1.5 billion and $1.0 billion, respectively.

We have a €400.0 million syndicated revolving credit facility expiring with a contractual life until December 2030 (with one additional annual extension option), of which no amounts were utilized at December 31, 2025. We have two other lines of credit amounting to €13.0 million with no expiration date, none of which were utilized as of December 31, 2025. We also have repayment obligations of $1.4 billion of long-term financial debt (2024: $1.2 billion) as of December 31, 2025.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 225

Notes to the Consolidated Financial Statements

As of December 31, 2025, our future contractual cash obligations are as follows:

Contractual Obligations (in thousands)						Payments Due by Period	
	Total	2026	2027	2028	2029	2030	Thereafter
Financial debt[1]	$1,663,977	$38,525	$184,676	$35,282	$197,322	$30,381	$1,177,791
Lease obligations	183,952	34,804	30,631	24,587	17,407	10,889	65,634
Purchase obligations	148,733	78,587	42,675	22,500	3,465	1,506	—
Trade and other accounts payable	72,656	72,656	—	—	—	—	—
License and royalty payments	18,525	1,933	1,986	1,844	1,852	1,881	9,029
Total contractual cash obligations	**$2,087,843**	**$226,505**	**$259,968**	**$84,213**	**$220,046**	**$44,657**	**$1,252,454**

[1] Amounts include required principal, stated at current carrying values, and interest payments. As described elsewhere in this Note 16, certain of our debt instruments contain features which could require repayment or conversion earlier than their contractual maturity dates.

Pursuant to the purchase agreements for certain acquisitions we could be required to make additional contingent cash payments for a previous business combination based on the achievement of certain revenue and operating result milestones. Milestone payments total $71.9 million may be triggered through the end of 2027. Based on the current estimate of potential milestone payments, $16.2 million is included in other current liabilities and $6.6 million is included in other non-current liabilities in the accompanying consolidated balance sheet as of December 31, 2025. Refer to Note 25 "Fair Value Measurements" for changes in the contingent consideration liabilities.

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity, and availability of financing facilities, will be sufficient to fund our planned operations and expansion during the coming year. However, any global economic downturn may have a greater impact on our business than currently expected, and we may experience a decrease in the sales of our products, which could impact our ability to generate cash. If our future cash flows from operations and other capital resources are not adequate to fund our liquidity needs, we may be required to obtain additional debt or equity financing or to reduce or delay our capital expenditures, acquisitions or research and development projects. If we could not obtain financing on a timely basis or at satisfactory terms, or implement timely reductions in our expenditures, our business could be adversely affected.

Credit risk

Financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, financial assets, and accounts receivable. We attempt to minimize the risks related to cash and cash equivalents and financial assets by dealing with highly rated financial institutions, and investing in a broad and diverse range of financial instruments.

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Notes to the Consolidated Financial Statements

We have established guidelines related to credit quality and maturities of investments intended to maintain safety and liquidity. Concentration of credit risk with respect to accounts receivable is limited due to a large and diverse customer base, which is dispersed over different geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within expected ranges. There were no significant concentrations of credit risk during the reporting period. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Credit risk is managed on a Company basis, except for credit risk relating to accounts receivable balances. Each local entity is responsible for managing and analyzing the credit risk for each of their new customers before standard payment and delivery terms and conditions are offered. Further discussion of the allowance for doubtful accounts can be found in Note 8 "Trade Accounts Receivable."

Counterparty risk

The financial instruments used in managing our foreign currency, equity and interest rate exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. To the extent that derivatives are not subject to mutual collateralization agreements, we attempt to minimize this risk by limiting the counterparties to a diverse group of highly rated international financial institutions. The carrying values of our financial instruments incorporate the non-performance risk by using market pricing for credit risk. However, we have no reason to believe that any counterparties will default on their obligations and therefore do not expect to record any losses as a result of counterparty default. To minimize our exposure with any single counterparty, we have entered into master agreements with all derivatives trading counterparties that require collateralization of the net market value of outstanding positions.

Fair values

The fair values of financial assets and financial liabilities are determined in accordance with the accounting policies stated under Note 3.12 "Financial Instruments – Recognition and Initial Measurement" and Note 3.13 "Financial Instruments – Classification and Subsequent Measurement."

Equity prices

The Warrants issued as part of the Call Spread Overlay related to the 2024 Notes, and the embedded conversion options on 2027 Notes, 2031 Notes and 2032 Notes, discussed in Note 16 "Financial Debts" and Note 26.2 "Use of Derivative Financial Instruments" expose us to income statement volatility due to changes in our own equity price. All Warrants related to the 2024 Notes expired unexercised. Changes in the embedded conversion option are recognized in other financial results. Assuming a hypothetical 10% increase or decrease in equity prices at December 31, 2025, the estimated effect would have been approximately $45.0 million loss or $38.6 million gain, respectively (2024: $26.7 million loss or $23.1 million gain). Commodities We have exposure to price risk related to anticipated purchases of certain commodities used as raw materials in our business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on earnings. 26.2 Use of Derivative Financial Instruments Derivatives and Hedging Objective and Strategy In the ordinary course of business, we use derivative instruments, including swaps, forwards and/or options, to manage potential losses from foreign currency exposures and interest bearing assets or liabilities. The principal objective of such derivative instruments is to minimize the risks and/or costs associated with our global financial and operating activities. We do not utilize derivative or other financial instruments for trading or other speculative purposes. We recognize all derivatives as either assets or liabilities on the balance sheet on a gross basis, measure those instruments at fair value and recognize the change in fair value in earnings in the period of change, unless the derivative qualifies as an effective hedge that offsets certain exposures. We have agreed with almost all of our counterparties with whom we had entered into cross- currency swaps, interest rate swaps or foreign exchange contracts, to enter into bilateral collateralization contracts under which we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. As of December  31, 2025, cash collateral positions consisted of $0.7 million recorded in other current liabilities and $22.5 million recorded in other current assets. As of December 31, 2024, we had cash collateral positions consisting of $16.8 million recorded in other current liabilities and $3.2 million recorded in other current assets in the accompanying consolidated balance sheet. Non-Derivative Hedging Instrument Net Investment Hedge We are party to a foreign currency non-derivative hedging instrument that is designated and qualifies as a net investment hedge. The objective of the hedge is to protect part of the net investment in foreign operations against adverse changes in the exchange rate between the euro and the U.S. dollar. The non-derivative hedging instrument is the German private corporate bond (2017 Schuldschein) which was issued in 2017 in both U.S. dollars and euros for a total of $331.1 million as described in Note 16 "Financial Debts." Since then, all but one of the tranches was paid as described in Note QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 227 Notes to the Consolidated Financial Statements 16 and as of December 31, 2025, €14.5 million remains designated as a hedging instrument against a portion of our euro net investments in our foreign operations. In July 2022, we issued an additional €370.0 million German private corporate bond (2022 Schuldschein) as described in Note 16, and it is designated in its entirety as the hedging instrument against a portion of our euro net investments in our foreign operations. As further discussed in Note 16 "Financial Debts." €51.5  million of the 2022 Schuldschein matured and repaid in July 2025 and as a result, €318.5  million remained designated as hedging instrument as of December 31, 2025. The relative changes in both the hedged item and hedging instrument are calculated by applying the change in spot rate between two assessment dates against the respective notional amount. The effective portion of the hedge is recorded in the cumulative translation adjustment account within accumulated other comprehensive loss. Based on the spot rate method, the unrealized loss recorded in equity as of December  31, 2025 and 2024 is $54.2 million and $10.7 million, respectively. Since we are using the debt as the hedging instrument, which is also remeasured based on the spot rate method, there is no hedge ineffectiveness related to the net investment hedge as of December 31, 2025 and 2024. Derivatives Designated as Hedging Instruments Cash Flow Hedges As of December 31, 2025 and 2024, we held derivative instruments that are designated and qualify as cash flow hedges, where the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. To date, we have not recorded any hedge ineffectiveness related to any cash flow hedges in earnings. Based on their valuation as of December 31, 2025, we expect approximately $7.8 million of derivative gains included in accumulated other comprehensive loss will be reclassified into income during the next 12 months. The cash flows derived from derivatives are classified in the consolidated statements of cash flows in the same category as the hedged item. We use interest rate derivative contracts to align our portfolio of interest bearing assets and liabilities with our risk management objectives. Since 2015, we have been a party to five cross currency interest rate swaps through 2025 for a total notional amount of €180.0 million which qualify for hedge accounting as cash flow hedges. In September 2022, we entered into five new cross currency interest rate swaps through 2025 for a total notional amount of CHF 542.0 million which qualify for hedge accounting as cashflow hedges. In November 2024, we settled these cross-currency interest rate swaps and as a result, reclassified $5.4 million of derivative losses included in accumulated other comprehensive loss to income in other financial results in the accompanying consolidated income statement. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 228 Notes to the Consolidated Financial Statements

As of December 31, 2024, we determined that no ineffectiveness exists related to these swaps. The interest receivables of $1.7 million were recorded in other current assets in the accompanying consolidated balance sheet as of December 31, 2024. Derivatives Not Designated as Hedging Instruments Call Options and Warrants Prior to 2024, we entered into Call Options which, along with the sale of the Warrants, represented the Call Spread Overlay entered into in connection with the 2024 cash convertible notes (2024 Notes). In these transactions, the Call Options were intended to address the equity price risk inherent in the cash conversion feature by offsetting cash payments in excess of the principal amount due upon any conversion of the 2024 Notes. Accordingly, the derivative is presented as either current or long-term based upon the classification of the related debt. The 2024 Notes were repaid at maturity in November 2024 and the Call Options expired unexercised. Aside from the initial payment of premiums for the Call Options, we were not required to make any cash payments under the Call Options. We were, however, entitled to receive an amount of cash generally equal to the amount by which the market price per share of our common stock exceeded the exercise price of the Call Options during the relevant valuation period. The exercise price under the Call Options was equal to the conversion price of the 2024 Notes. The Call Options and Warrants, for which our common stock is the underlying security, are derivative assets and liabilities, respectively, that require mark-to-market accounting treatment. These derivatives are measured and reported at fair value on a recurring basis, within Level 2 of the fair value hierarchy. The change in fair value of these instruments is recognized immediately in our consolidated income statements in other financial results. Cash Convertible Notes Embedded Cash Conversion Option The embedded cash conversion option within the Cash Convertible Notes due 2024 discussed in Note 16 "Financial Debts" was required to be separated from the cash convertible notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated income statements in other financial results until the cash conversion option settled or expired. The embedded cash conversion option was measured and reported at fair value on a recurring basis within Level 2 of the fair value hierarchy. Because the terms of the cash convertible notes' embedded cash conversion option were substantially similar to those of the Call Options, discussed above, we expected the effect on earnings from these two derivative instruments to mostly offset each other. In November 2024, the Cash Convertible Notes due 2024 were repaid at maturity, and the related Call QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 229 Notes to the Consolidated Financial Statements Options expired unexercised as described in Note 16, resulting in a $1.4 million gain recognized in other financial results in the accompanying consolidated income statement. Convertible Notes Embedded Conversion Option The embedded conversion option within the Convertible Notes due 2027, 2031 and 2032 discussed in Note 16 "Financial Debts" was required to be separated from the convertible notes and accounted for separately as a derivative liability, with changes in fair value reported in our consolidated income statements in other financial results until the conversion option transaction settles or expires. The embedded conversion option was measured and reported at fair value on a recurring basis within Level 2 of the fair value hierarchy. Foreign Currency Derivatives As a globally active enterprise, we are subject to risks associated with fluctuations in foreign currencies in our ordinary operations. This includes foreign currency-denominated receivables, payables, debt, and other balance sheet positions including intercompany items. We manage balance sheet exposure on a group-wide basis using foreign exchange forward contracts, foreign exchange options and cross-currency swaps. We are party to various foreign exchange forward, option and swap arrangements which had an aggregate notional value of $488.5 million at December 31, 2025, which expire at various dates through October 2026. At December 31, 2024, these arrangements had an aggregate notional value of $645.7 million, which expired at various dates through July 2025. The transactions have been entered into to offset the effects from short-term balance sheet exposure to foreign currency exchange risk. Changes in the fair value of these arrangements have been recognized in other financial results in the accompanying consolidated income statement. Interest Rate Derivatives In November 2024, we entered into eight new cross-currency interest rate swaps with various maturities through 2026 for a total notional amount of CHF 280.0 million that are not designated as hedges. In May 2025, two of the eight cross- currency interest rate swaps with a notional amount of CHF 70.0 million were settled and subsequently, we entered into two new cross-currency interest rate swaps through 2028 for a notional amount of CHF 70.0 million. In November 2025, two of the eight cross-currency interest rate swaps with a notional amount of CHF  70.0  million were settled and subsequently, we entered into two new cross-currency interest rate swaps through 2027 for a notional amount of CHF 70.0 million. Changes in the fair value of these arrangements have been recognized in other financial results in the accompanying consolidated income statement. As of December 31, 2025 and December 31, 2024, interest receivables of $1.1 million and $1.4 million, respectively, are recorded in other current assets in the accompanying consolidated balance sheets. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 230 Notes to the Consolidated Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 231

Notes to the Consolidated Financial Statements

Fair Values of Derivative Instruments

The following table summarizes the fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2025 and 2024:

	2025		2024	
(in thousands)	Current Asset	Non-current Asset	Current Asset	Non-current Asset
Assets:				
Derivative instruments designated as hedges				
Interest rate contracts - cash flow hedge[1]	$—	$—	$14,340	$—
Total derivative instruments designated as hedges	—	—	14,340	—
Undesignated derivative instruments				
Foreign exchange forwards and options	2,448	—	5,761	—
Interest rate contracts - cash flow hedge[1]	—	—	3,503	3,174
Total undesignated derivative instruments	2,448	—	9,264	3,174
Total derivative assets	**$2,448**	**$—**	**$23,604**	**$3,174**

	2025		2024	
(in thousands)	Current Liability	Non-current Liability	Current Liability	Non-current Liability
Liabilities:				
Undesignated derivative instruments				
Embedded conversion option	—	(131,613)	(8,883)[2]	(80,726)[2]
Foreign exchange forwards and options	(1,978)	—	(13,752)	—
Interest rate contracts - cash flow hedge[1]	(18,194)	(4,169)	—	—
Total undesignated derivative instruments	(20,172)	(135,782)	($22,635)[2]	($80,726)[2]
Total derivative liabilities	**($20,172)**	**($135,782)**	**($22,635)[2]**	**($80,726)[2]**

[1] The fair value amounts for the interest rate contracts do not include accrued interest.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 232

Notes to the Consolidated Financial Statements

[2] The December 31, 2024 balances for the current portion and non-current portion of derivative liability for embedded conversion option revised to correct the classification. See Note 1.

27. Capital Management

The primary objectives of the Group's capital management are to safeguard the Group's ability to continue as a going concern and to ensure financial flexibility to execute the Group's strategic growth targets. We regularly review our capital structure to ensure a low cost of capital to enhance shareholder value. The Group's overall strategy remains unchanged from 2024 and we are not subject to any externally imposed capital requirements. All common shares issued are fully paid.

In June 2025, our shareholders approved a cash dividend totaling $54.2 million, which was paid in July 2025 as further discussed in Note 18 "Equity."

In September 2025, we issued a $750.0 million aggregate principal amount of 2.0% coupon convertible notes due 2032 (2032 Notes). The 2032 Notes will mature on September 4, 2032, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Financial Debts."

In September 2024, we issued $500.0 million aggregate principal amount of 2.5% coupon Convertible Notes due 2031 (2031 Notes). The 2031 Notes will mature on September 10, 2031 unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Financial Debts."

In December 2020, we issued a $500.0 million aggregate principal amount of zero-coupon convertible notes due in 2027 (2027 Notes). During the year on the December 17, 2025, put date, $474.0 million of the 2027 Notes was repaid at the election of the bondholders, after which the remaining $26.0 million was reclassified to long-term debt. The remaining 2027 Notes will mature on December 17, 2027, unless converted in accordance with their terms prior to such date as described more fully in Note 16 "Financial Debts."

In November 2024 we repaid $500.0 million of 2024 Notes at maturity.

In July and August 2022, we completed a German private placement bond (2022 Schuldschein), which was issued in various tranches totaling €370.0 million ($371.5 million) that have maturities through 2035 as described more fully in Note 16. The interest rate is linked to our ESG performance. Following the July 2025 repayment of $60.2 million at maturity, $373.7 million remains outstanding as of December 31, 2025.

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Notes to the Consolidated Financial Statements

In 2017, we completed a German private placement (2017 Schuldschein) consisting of various tranches denominated in U.S. dollars or euros at either floating or fixed rates, and due at various dates through June 2027. As of December 31, 2025, a total of $17.0 million is outstanding.

In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on December 18, 2025, and executed on January 8, 2026, and involved an approach used by various large, multinational Dutch companies to provide returns to all shareholders in a faster and more efficient manner than traditional open-market repurchases. A total $496.7 million was returned to shareholders through the transaction, which reduced the total number of issued common shares by approximately 5.0% to 206.8 million (of which 0.7 million are held in Treasury shares) as of January 31, 2026.

In January 2025, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 12, 2025. $280.1 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 2.8% to 217.7 million (of which 1.6 million are held in Treasury Shares) as of January 31, 2025.

In January 2024, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split. The transaction was announced on January 7, 2024. $292.1 million was returned to shareholders through the transaction, which reduced the total number of issued Common Shares by approximately 3.0% to 223.9 million (of which 2.5 million are held in Treasury Shares) as of January 31, 2024.

An important indicator of capital management efforts is the ratio of shareholders' equity compared to total assets as shown on the consolidated balance sheet:

(in thousands, except of ratio)	2025	2024
Shareholders' equity attributable to equity holders of the parent	$3,921,524	$3,697,839
Total assets	$6,347,783	$5,756,207
Shareholders' equity ratio in %	62 %	64 %

Total financial debt consists of convertible notes, cash convertible notes and private placements as discussed in Note 16 "Financial Debts." The changes in financial debts reconciled to the cash flows arising from financing activities as follows:

Reconciliation of Liabilities Arising from Financing Activities

Total financial debt consists of cash convertible notes and private placements as discussed in Note 16. The changes in financial debts reconciled to the cash flows arising from financing activities as follows:

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Notes to the Consolidated Financial Statements

(in thousands)	At December 31, 2024	Cash flows	Amortization of debt discount and issuance costs[1]	Embedded derivative	Foreign currency and other[2]	At December 31, 2025
Convertible notes	$841,485	$268,318	$2,798	($59,288)	($291)	$1,053,022
German Private Placement (Schuldschein)	398,725	(60,167)	244	—	51,978	390,780
Total non-current debt	**1,240,210**	**208,151**	**3,042**	**(59,288)**	**51,687**	**1,443,802**
Lease liability	120,993	(31,794)	—	—	69,856	159,055
Total liabilities from financing activities	**$1,361,203**	**$176,357**	**$3,042**	**($59,288)**	**$121,543**	**$1,602,857**

[1] Total amortization of debt discount and issuance costs for the year ended December 31, 2025 totaled $3.4 million, which included $0.3 million costs related to the €400.0 million syndicated multi-currency revolving credit facility. No amounts were utilized at December 31, 2025.

[2] For the year ended December 31, 2025, the Convertible notes are net of debt issuance costs. Also during 2025, the German Private Placement experienced unrealized foreign currency loss totaling $43.5 million.

(in thousands)	At December 31, 2023	Cash flows	Amortization of debt discount and issuance costs[1]	Embedded derivative	Foreign currency and other[2]	At December 31, 2024
Cash convertible notes	$483,019	($500,000)	$16,981	$—	$—	$—
Convertible notes	443,818	494,211	784	(97,287)	(41)	841,485
German Private Placement (Schuldschein)	528,906	(101,536)	203	—	(28,848)	398,725
Total non-current debt	**1,455,743**	**(107,325)**	**17,968**	**(97,287)**	**(28,889)**	**1,240,210**
Lease liability	101,331	(27,306)	—	—	46,968	120,993
Total liabilities from financing activities	**$1,557,074**	**($134,631)**	**$17,968**	**($97,287)**	**$18,079**	**$1,361,203**

[1] Total amortization of debt discount and issuance costs for the year ended December 31, 2024 totaled $18.4 million, which included $0.5 million costs related to the €400.0 million syndicated multi-currency revolving credit facility. No amounts were utilized at December 31, 2024.

[2] For the year ended December 31, 2024, the Convertible notes are net of debt issuance costs. Also during 2024, the German Private Placement experienced unrealized foreign currency gain totaling $24.6 million.

QIAGEN N.V. | IFRS Annual Report 2025 | Management Report | **Financial Statements** | Sustainability Statement | Other Information | Appendices | Page 235

Notes to the Consolidated Financial Statements

28. Consolidated Companies

The following is a list of the Company's subsidiaries as of December 31, 2025, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary.

Company Name	Jurisdiction of Incorporation	Ownership	Voting Rights
Amnisure International LLC	U.S.	100 %	100 %
GNX Data Systems Inc.	U.S.	100 %	100 %
GNX Data Systems Ltd.	Israel	100 %	100 %
Parse Biosciences Inc.	U.S.	100 %	100 %
QIAGEN Aarhus A/S	Denmark	100 %	100 %
QIAGEN AB	Sweden	100 %	100 %
QIAGEN AG	Switzerland	100 %	100 %
QIAGEN Australia Holding Pty. Ltd.	Australia	100 %	100 %
QIAGEN Benelux B.V.[2]	Netherlands	100 %	100 %
QIAGEN Beverly LLC	U.S.	100 %	100 %
QIAGEN Biotecnologia Brasil Ltda.	Brazil	100 %	100 %
QIAGEN Business Management MEA Ltd.	UAE	100 %	100 %
QIAGEN China (Shanghai) Co., Ltd.	China	100 %	100 %
QIAGEN Deutschland Holding GmbH	Germany	100 %	100 %
QIAGEN Distribution B.V.[2]	Netherlands	100 %	100 %
QIAGEN France S.A.S.	France	100 %	100 %
QIAGEN Gaithersburg LLC	U.S.	100 %	100 %
QIAGEN Gdańsk Sp. z.o.o.	Poland	100 %	100 %
QIAGEN GmbH[1]	Germany	100 %	100 %
QIAGEN Hamburg GmbH[1]	Germany	100 %	100 %
QIAGEN Healthcare Biotechnologies Limited[3]	U.K.	100 %	100 %
QIAGEN Healthcare Biotechnologies Systems GmbH	Germany	100 %	100 %
QIAGEN Healthcare Biotechnologies Systems Limited[3]	U.K.	100 %	100 %

QIAGEN N.V. | IFRS Annual Report 2025 | Management Report | **Financial Statements** | Sustainability Statement | Other Information | Appendices | Page 236

Notes to the Consolidated Financial Statements

QIAGEN Hong Kong Pte. Ltd.	China	100 %	100 %
QIAGEN Inc.	Canada	100 %	100 %
QIAGEN India Pvt. Ltd.	India	100 %	100 %
QIAGEN K.K.	Japan	100 %	100 %
QIAGEN Korea Ltd.	Korea (South)	100 %	100 %
QIAGEN LLC	U.S.	100 %	100 %
QIAGEN Ltd.	U.K.	100 %	100 %
QIAGEN Luxembourg S.à r.l.	Luxembourg	100 %	100 %
QIAGEN Manchester Ltd.	U.K.	100 %	100 %
QIAGEN Manila Inc.	Philippines	100 %	100 %
QIAGEN North American Holdings, Inc.	U.S.	100 %	100 %
QIAGEN POLAND INVEST Fundusz Inwestycyjny Zamknięty Aktywów Niepublicznych	Poland	100 %	100 %
QIAGEN Polska Sp.z.o.o.	Poland	100 %	100 %
QIAGEN Pty. Ltd.	Australia	100 %	100 %
QIAGEN Redwood City, Inc.	U.S.	100 %	100 %
QIAGEN S.r.l.	Italy	100 %	100 %
QIAGEN Sciences, LLC	U.S.	100 %	100 %
QIAGEN Singapore Pte. Ltd.	Singapore	100 %	100 %
QIAGEN Taiwan Co. Ltd.	Taiwan	100 %	100 %
QIAGEN Wroclaw Sp.z.o.o.	Poland	100 %	100 %
STAT-Dx Life S.L.	Spain	100 %	100 %
Verogen, Inc.	U.S.	100 %	100 %

[1] QIAGEN GmbH (registered under HRB 45822 Trade Register Duesseldorf, Germany) and QIAGEN Hamburg GmbH (registered under HRB 71271 Trade Register Duesseldorf, Germany) are exempt from the audit of individual accounts requirements under Section 264 (3) of the German Commercial Code.

[2] QIAGEN Benelux B.V. (registered under #12053316 in the Netherlands Chamber of Commerce) and QIAGEN Distribution B.V. (registered under #64026795 in the Netherlands Chamber of Commerce) are exempt from the audit of individual accounts requirements under Section 403 of the Dutch Civil Code.

[3] QIAGEN Healthcare Biotechnologies Limited (registration #11561466) and QIAGEN Healthcare Biotechnologies Systems Limited (registration #11562019) are exempt from the audit of individual accounts requirements under Section 479A of the 2006 U.K. Companies Act.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 237

Notes to the Consolidated Financial Statements

29. Fees Paid to External Auditors

At our 2025 Annual General Meeting of Shareholders on June 26, 2025 our shareholders appointed EY Accountants B.V. to serve as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the EU for the year ended December 31, 2025.

For the year ended December 31, 2024, KPMG Accountants N.V. served as our external auditor for our statutory consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the EU.

Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by the independent auditor or their affiliates for providing audit and other professional services in each of the last two years.

For the Year Ended December 31			2025			2024
(in thousands)	EY Accountants B.V.	EY Network	Total	KPMG Accountants N.V.	KPMG Network	Total
Audit fees	$589	$2,490	$2,992	$785	$2,157	$2,942
Consolidated financial statements	*589*	*2,403*	*2,905*	*785*	*2,414*	*2,414*
Statutory financial statements	—	*87*	*87*	—	*528*	*528*
Audit-related fees	249	—	249	541	—	541
Sustainability related audit fees	*249*	—	*249*	*433*	—	*433*
Other audit-related fees	—	—	—	*108*	—	*108*
Tax fees	—	31	31	—	81	81
All other fees	—	—	—	—	—	—
Total fees paid to external auditors	**$838**	**$2,521**	**$3,272**	**$1,326**	**$2,238**	**$3,564**

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of QIAGEN's consolidated financial statements. They also include fees billed for other audit services, which are those services that only the auditor can provide.

Audit-related fees consist of fees and expenses for services that are related to the performance of the audit or review of QIAGEN's financial statements and are not reported under audit fees. These fees primarily relate to providing assurance

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 238

Notes to the Consolidated Financial Statements

on sustainability reporting and consultations concerning financial accounting of capital market transactions and reporting standards.

Tax fees include fees and expenses billed for tax compliance, tax planning and tax advice services.

All other fees include fees and expenses billed for services, other than those described above, as approved by the Audit Committee

30. Subsequent Events

Events that occurred after the balance sheet date that provide no information on the actual situation at the balance sheet date are not recognized in the financial statements. When those events are relevant for the economic decisions of users of the financial statements, the nature and the estimated financial effects of those events are disclosed in the financial statements.

In January 2026, we completed a synthetic share repurchase that combined a direct capital repayment with a reverse stock split as discussed in Note 18 "Equity."

QIAGEN N.V. Company Financial Statements 240 Balance Sheets 242 Income Statements 243 Statements of Changes in Equity 245 Notes to the Company Financial Statements 245 1. Accounting Policies 248 2. Intangible Fixed Assets 248 3. Tangible Fixed Assets 249 4. Financial Fixed Assets 251 5. Trade and Other Receivables 253 6. Common Shares 254 7. Equity 255 8. Financial Debts and Payables to Group Companies 256 9. Financial Instruments 258 10. Income Tax 259 11. Subsidiaries 261 12. Employee Information 261 13. Related Party Transactions 261 14. Auditor Fees 262 15. Subsequent Events 419 Signatures QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 239 QIAGEN N.V. Company Balance Sheets (Before appropriation of net income) (in thousands) As of December 31, Notes 2025 2024 (Restated) Assets Fixed assets: Intangible fixed assets: Goodwill (2) $307,045 $227,245 Tangible fixed assets: Property, plant and equipment (3) 367 451 Right-of-use assets (3) 1,540 364 Financial fixed assets: Non-current financial assets (4) 406 406 Financial fixed assets (4) 5,826,162 4,900,670 Derivative financial instruments (9) — 3,174 Deferred tax assets 4,732 3,000 Other financial fixed assets (4) 2,674 2,934 Total fixed assets 6,142,926 5,138,244 Current assets: Trade and other receivables: Receivables from group companies (5) 754,817 1,239,009 Prepaid and other current assets (5) 30,702 15,199 Securities: Current financial assets (4) 259,913 489,437 Derivative financial instruments (9) 2,448 23,604 Cash and cash equivalents: Cash 735,623 575,528 Total current assets 1,783,503 2,342,777 Total assets $7,926,429 $7,481,021 The accompanying notes are an integral part of these company financial statements. See Note 1.1 "Revision of Previously Issued Financial Statements." QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 240

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 241

QIAGEN N.V. Company Balance Sheets (Before appropriation of net income)

(in thousands)	Notes	As of December 31, 2025	2024 (Restated)
Liabilities and equity			
Shareholders' equity:			
Common shares	(6)	$2,459	$2,423
Share premium	(7)	1,484,901	1,715,510
Legal reserves	(7)	(277,485)	(381,240)
Other reserves	(7)	401	282
Treasury shares		(31,816)	(74,915)
Retained earnings		2,306,096	2,278,681
Net income for the period		436,968	157,098
Total shareholders' equity		**3,921,524**	**3,697,839**
Non-current liabilities:			
Non-current financial debts	(8)	1,443,802	742,378
Derivative financial instruments	(9)	135,782	80,726
Other non-current liabilities		1,578	49
Total non-current liabilities		**1,581,162**	**823,153**
Current liabilities:			
Current portion of non-current financial debts	(8)	—	497,832
Accounts payable trade		941	673
Payables to group companies		2,365,384	2,384,349
Derivative financial instruments	(9)	20,173	22,636
Accrued liabilities		37,245	54,539
Total current liabilities		**2,423,743**	**2,960,029**
Total liabilities and shareholders' equity		**$7,926,429**	**$7,481,021**

The accompanying notes are an integral part of these company financial statements. See Note 1.1 "Revision of Previously Issued Financial Statements."

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 242

QIAGEN N.V. Company Income Statements

(in thousands)	Notes	Years ended December 31, 2025	2024 (Restated)
Operating expenses:			
Sales and marketing expense		($219)	($596)
General and administrative expense		(29,380)	(26,895)
Other operating expense		(379)	(250)
Total operating expenses, net		**(29,978)**	**(27,741)**
Loss from operations		**(29,978)**	**(27,741)**
Financial income	(4)	102,645	113,384
Financial expense	(8)	(82,353)	(82,493)
Other financial results	(9)	22,656	48,337
Total finance income, net		**42,948**	**79,228**
Income before income taxes	(10)	**12,970**	**51,487**
Income tax expenses		(2,192)	(2,796)
Income after income tax		**10,778**	**48,691**
Share in results from participating interests, after tax	(4)	426,190	108,407
Net income for the period		**$436,968**	**$157,098**

The accompanying notes are an integral part of these company financial statements. See Note 1.1 "Revision of Previously Issued Financial Statements."

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 243

QIAGEN N.V. Company Statements of Changes in Equity

(in thousands)	Notes	Common shares		Share premium	Retained earnings	Net result	Legal reserves	Other reserves	Treasury shares		Total shareholders' equity
		Shares	Amount						Shares	Amount	
Balance at January 1, 2024		230,829	2,496	1,965,581	1,893,546	484,808	(347,069)	812	(2,627)	(133,023)	3,867,151
Capital repayment		(6,925)	(101)	(292,672)	—	—	—	—	79	—	(292,773)
Appropriation of prior year net income		—	—	—	484,808	(484,808)	—	—	—	—	—
Net income for period		—	—	—	—	157,098	—	—	—	—	157,098
Effect from share in results in equity method investees	(7)	—	—	—	(3,203)	—	3,203	—	—	—	—
Effect from capitalized development costs	(7)	—	—	—	(4,173)	—	4,173	—	—	—	—
Effect from foreign currency translation	(7)	—	28	—	(28)	—	(69,631)	—	—	—	(69,631)
Effect from derivative hedges	(7)	—	—	—	—	—	28,084	—	—	—	28,084
Effect from pension reserve	(7)	—	—	—	—	—	—	(530)	—	—	(530)
Tax benefit of employee stock plans		—	—	(1,026)	—	—	—	—	—	—	(1,026)
Stock awards and options		—	—	43,627	(92,269)	—	—	—	1,734	92,269	43,627
Tax withholding related to vesting of stock awards		—	—	—	—	—	—	—	(800)	(34,161)	(34,161)
Balance at December 31, 2024 (Restated)		**223,904**	**$2,423**	**$1,715,510**	**$2,278,681**	**$157,098**	**($381,240)**	**$282**	**(1,614)**	**($74,915)**	**$3,697,839**

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 244

	Notes	Common shares		Share premium	Retained earnings	Net result	Legal reserves	Other reserves	Treasury shares		Total shareholders' equity
		Shares	Amount						Shares	Amount	
Balance at January 1, 2025		223,904	$2,423	$1,715,510	$2,278,681	$157,098	($381,240)	$282	(1,614)	($74,915)	$3,697,839
Capital repayment		(6,219)	(72)	(280,110)	—	—	—	—	45	—	(280,182)
Appropriation of prior year net income		—	—	—	157,098	(157,098)	—	—	—	—	—
Net income for period		—	—	—	—	436,968	—	—	—	—	436,968
Effect from share in results in equity method investees	(7)	—	—	—	(2,406)	—	2,406	—	—	—	—
Effect from capitalized development costs	(7)	—	—	—	(2,557)	—	2,557	—	—	—	—
Effect from foreign currency translation	(7)	—	108	—	(108)	—	146,060	—	—	—	146,060
Effect from derivative hedges	(7)	—	—	—	—	—	(47,268)	—	—	—	(47,268)
Effect from pension reserve	(7)	—	—	—	—	—	—	119	—	—	119
Cash dividend declared, $0.25 per share		—	—	—	(54,243)	—	—	—	—	—	(54,243)
Tax benefit of employee stock plans		—	—	(899)	—	—	—	—	—	—	(899)
Stock awards and options		—	—	50,400	(70,369)	—	—	—	1,473	70,369	50,400
Tax withholding related to vesting of stock awards		—	—	—	—	—	—	—	(668)	(27,270)	(27,270)
Balance at December 31, 2025		**217,685**	**$2,459**	**$1,484,901**	**$2,306,096**	**$436,968**	**($277,485)**	**$401**	**(764)**	**($31,816)**	**$3,921,524**

The accompanying notes are an integral part of these company financial statements. See Note 1.1 "Revision of Previously Issued Financial Statements."

1. Accounting Policies These company financial statements have been prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code. For setting the principles for the recognition and measurement of assets and liabilities and determination of results for its separate financial statements, the Company makes use of the option provided in section 2:362(8) of the Dutch Civil Code. This means that the principles for the recognition and measurement of assets and liabilities and determination of the result (hereinafter referred to as principles for recognition and measurement) of the separate financial statements of the Company are the same as those applied for the consolidated EU-IFRS financial statements. These principles also include the classification and presentation of financial instruments, being financial assets, loans and receivables, cash and financial liabilities and commitments. In case no other principles are mentioned, refer to the accounting principles as described in the consolidated financial statements. For an appropriate interpretation of these statutory financial statements, the company financial statements should be read in conjunction with the consolidated financial statements. Information on the use of financial instruments and on related risks for the group is provided in the notes to the consolidated financial statements of the group. All amounts are presented in U.S. dollars rounded to the nearest thousand, unless otherwise indicated. Participating interests in group companies Group companies are all entities in which the Company has directly or indirectly control. The Company controls an entity when it is exposed, or has rights, to variable returns from its involvement with the group company and has the ability to affect those returns through its power over the group company. Group companies are recognized from the date on which control is obtained by the Company and derecognized from the date that control by the Company over the group company ceases. Participating interests in group companies are accounted for in the company financial statements according to the net asset value, with separate presentation of the goodwill component under intangible fixed assets, with the principles for the recognition and measurement of assets and liabilities and determination of results as set out in the notes to the consolidated financial statements. Participating interests with a negative net asset value are valued at nil. This measurement also covers any receivables provided to the participating interests that are, in substance, an extension of the net investment. In particular, this relates to loans for which settlement is neither planned nor likely to occur in the foreseeable future. A share in the profits of the participating interest in subsequent years will only be recognized if and to the extent that the cumulative unrecognized share of loss has been absorbed. If the Company fully or partially guarantees the debts of the relevant participating interest, or if has the constructive obligation to enable the participating interest to pay its debts (for its share therein), then a QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 245 Notes to the Company Financial Statements December 31, 2025 provision is recognized accordingly to the amount of the estimated payments by the Company on behalf of the participating interest. Share of result of participating interests The share in the result of participating interests consists of the share of the Company in the result of these participating interests. Results on transactions involving the transfer of assets and liabilities between the Company and its participating interests and mutually between participating interests themselves, are eliminated to the extent that they can be considered as not realized. The Company shall eliminate any expected credit losses on intercompany loans or receivables against the book value of the intercompany loan or receivable in accordance with Directive 100.107a of the Dutch Accounting Standards Board. 1.1 Revision of Previously Issued Financial Statements During 2025, we identified two matters affecting our previously issued consolidated financial statements as of and for the year ended December 31, 2024. The first matter relates to the classification of $444.4 million of debt and $8.9 million of derivative liability related to the embedded conversion option that had previously been reported as non-current as of December 31, 2024 and should have been classified as current under IFRS due to the December 17, 2025 bondholder put date with respect to the $500.0 million aggregate principal amount of 0.000% Senior Unsecured Convertible Notes due 2027. The second matter relates to the accounting for the embedded conversion feature in our 2.500% Convertible Notes due 2031 issued on September 10, 2024. Under IFRS, the embedded conversion feature is required to be separated from the host debt instrument and accounted for separately at inception. In the previously issued consolidated financial statements as of and for the year ended December 31, 2024, the required initial bifurcation of the embedded conversion feature was omitted and the derivative liability was incorrectly recorded with a debit to profit or loss. Accordingly, the accompanying consolidated financial statements as of and for the year ended December 31, 2024 have been restated to correct the errors. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 246 Notes to the Company Financial Statements

The errors have been corrected by restating each of the affected financial statement line items for the prior periods as follows: December 31, 2024 (in thousands, except per share data) Impact Impact on Balance Sheet (increase/(decrease)) Current financial debts $444,351 Derivative financial instruments $8,883 Total current liabilities $453,234 Non-current financial debts ($541,638) Derivative financial instruments ($8,883) Total non-current liabilities ($550,521) Net impact on equity $97,287 Impact on Income Statement (increase in profit) Other financial results $97,287 Net income $97,287 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 247 Notes to the Company Financial Statements 2. Intangible Fixed Assets Goodwill The changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 are as follows: (in thousands) 2025 2024 Balance at beginning of year $227,245 $240,510 Goodwill acquired during the year 48,259 — Currency adjustments 31,541 (13,265) Balance at end of year $307,045 $227,245 In 2025, the changes in goodwill resulted from goodwill acquired and foreign currency translation. In 2024, the changes in goodwill resulted from foreign currency translation. All goodwill is monitored and tested in the consolidated Group as disclosed in Note 12 "Goodwill and Intangible Assets" of the consolidated financial statements. 3. Tangible Fixed Assets Property, Plant and Equipment The changes in property, plant and equipment for the years ended December 31, 2025 and 2024 are as follows: (in thousands) 2025 2024 Balance at beginning of year $451 $537 Additions 2 3 Depreciation (86) (89) Balance at end of year $367 $451 During 2024, $0.5 million of fully depreciated tangible fixed assets were retired. The historic cost as of December 31, 2025 and 2024 for property, plant and equipment was $1.3 million. As of December 31, 2025 and 2024, accumulated amortization was $0.9 million and $0.8 million, respectively. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 248 Notes to the Company Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 249

Notes to the Company Financial Statements

Right-of-use Assets
Right of use assets totaled $1.5 million and $0.4 million at December 31, 2025 and 2024, respectively, and consist primarily of office and buildings, subject to lease arrangements.

4. Financial Fixed Assets

Financial Assets
At December 31, 2025 and 2024, the Company holds investments as summarized in the following table:

(in thousands)	2025	2024
Unquoted equity securities	$406	$406
Unquoted debt securities	259,913	489,437
Financial assets	**$260,319**	**$489,843**
thereof current financial assets	$259,913	$489,437
thereof non-current financial assets	$406	$406

Information on the accounting for these financial assets is provided in Note 7 "Financial Assets" to the Consolidated Financial Statements of the Group.

Financial Fixed Assets
Financial fixed assets include our investments in group companies, loans to group companies and investments in other interests where we have a significant influence. The financial fixed assets are presented in the balance sheet based on either their net assets value in accordance with the aforementioned accounting principles of the Consolidated Financial Statements, or at amortized cost. There are no indications the fair value of the financial assets are lower than the values as presented in the balance sheet as of December 31, 2025.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 250

Notes to the Company Financial Statements

(in thousands)	Total	Participating interests in group companies	Loans receivable	Other participating interests
January 1, 2025	$4,900,670	$4,480,968	$407,895	$11,807
Capital payments / additions	562,252	178,027	382,348	1,877
Reclassified to current receivable [1]	(158,558)	—	(158,558)	—
Dividends received	(103,516)	(103,516)	—	—
Results from participating interests, after tax	426,190	426,986	—	(796)
Net actuarial loss	119	119	—	—
Effect of exchange rates	186,988	146,762	40,226	—
Other	12,017	12,017	—	—
December 31, 2025	**$5,826,162**	**$5,141,363**	**$671,911**	**$12,888**

[1] Reclassified to current receivable and subsequently repaid during the year.

(in thousands)	Total	Participating interests in group companies	Loans receivable	Other participating interests
January 1, 2024	$5,317,420	$3,434,473	$1,873,341	$9,606
Capital payments / additions	1,500,562	1,339,310	158,559	2,693
Sales / repayments	(21,183)	(12,689)	(8,494)	—
Reclassified to current receivable [1]	(769,223)	—	(769,223)	—
Contributed to subsidiary	(750,000)	—	(750,000)	—
Impairment	(1,975)	—	—	(1,975)
Dividends received	(355,620)	(355,620)	—	—
Results from participating interests, after tax	108,407	106,924	—	1,483
Net actuarial loss	(530)	(530)	—	—
Effect of exchange rates	(164,203)	(68,743)	(95,460)	—
Other	37,015	37,843	(828)	—
December 31, 2024	**$4,900,670**	**$4,480,968**	**$407,895**	**$11,807**

(1) Reclassified to current receivable and subsequently repaid during the year. Loans receivable are loans with group companies and comprise loans denominated in euro, Swiss franc, British pound, and U.S. dollar with maturities between May 2026 and September 2032, repayable at maturity or at any time prior to maturity. Interest on loans receivable is calculated based upon agreed contractual interest rates, with intercompany loans priced at arm’s length, taking into account factors like the credit quality of the counterparty, tax implications, swap rates, country risks and currency risks. Refer to Note 11 "Subsidiaries" for a list of our main subsidiaries. Other Financial Fixed Assets Other financial fixed assets primarily consist of prepayments and as of December 31, 2025 and 2024 totaled $2.7 million and $2.9 million, respectively. 5. Trade and Other Receivables The receivables are carried at amortized cost, which is a reasonable approximation of fair value given the short maturities of the positions. All receivables have a maturity shorter than one year. Receivables from Group Companies The receivables from group companies includes intercompany accounts receivables, receivables from the group related to amounts due under stock plan reimbursement agreements and intercompany short-term loans receivable. At the consolidated Group, cash and liquidity needs are managed through in-house banking agreements, including observing and managing intercompany receivables and intercompany payables across the various group companies. In this process, intercompany balances can earn interest income or incur interest expense depending on the position, with interest charged at arms-length interest rates. QIAGEN N.V. recorded a net settlement of $13.4 million and $7.9 million of financial income from these transactions for the years ended December 31, 2025 and 2024, respectively. (in thousands) 2025 2024 Intercompany accounts receivable $514,748 $816,890 Intercompany receivables related to stock plan reimbursement agreements 63,453 80,585 Intercompany short-term loans receivable 176,616 341,534 Receivables from group companies $754,817 $1,239,009 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 251 Notes to the Company Financial Statements Prepaid and Other Current Assets Prepaid expenses and other current assets are summarized as follows as of December 31, 2025 and 2024: (in thousands) 2025 2024 Cash collateral $22,530 $3,246 Other receivables 5,288 10,564 Income taxes receivable 1,059 — Prepaid expenses 1,613 1,201 Value-added tax 212 188 Prepaid and other current assets $30,702 $15,199 The cash collateral asset represent amounts we may receive under bilateral collateralization contracts that we have agreed with almost all of our counterparties with whom we had entered into cross-currency swaps, interest rate swaps or foreign exchange contracts. Under these contracts, we will receive or provide cash collateral, as the case may be, for the net position with each of these counterparties. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 252 Notes to the Company Financial Statements

6. Common Shares The authorized classes of our shares consist of Common Shares, Preference Shares and Financing Preference Shares. No Financing Preference Shares or Preference Shares have been issued. The Company had the following authorized shares issued and outstanding as of December 31, 2025 and 2024: Authorized, (in thousands) 2025 2024 Common shares 410,000 410,000 Preference shares 450,000 450,000 Financing preference shares 40,000 40,000 At December 31st 900,000 900,000 Issued and outstanding, (in thousands) 2025 2024 Common shares issued 217,685 223,904 Treasury shares (764) (1,614) Outstanding at December 31st 216,921 222,290 Par value in EUR per share 2025 2024 Common shares 0.01 0.01 Preference shares 0.01 0.01 Financing preference shares 0.01 0.01 Par value (in thousands) 2025 2024 Common shares issued at December 31st in EUR 2,177 2,239 Common shares issued at December 31st in USD 2,459 2,423 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 253 Notes to the Company Financial Statements 7. Equity Share Premium The share premium concerns the income from the issuing of shares in so far as this exceeds the nominal value of the shares (above par income). Of share premium, no legal restrictions apply to the distribution thereof and therefore can be considered freely distributable. Legal Reserves Legal reserves as of December 31, 2025 and 2024 were $(277.5) million and $(381.2) million, respectively, and include the following amounts: (in thousands) 2025 2024 Cumulative foreign currency translation adjustment ($276,751) ($422,811) Capitalized development costs related to subsidiaries 50,212 47,655 Share in results from equity accounted investees 5,609 3,203 Cash flow hedge reserve (56,555) (9,287) Legal reserves ($277,485) ($381,240) The legal reserves set up in connection with the capitalized development costs related to subsidiaries as described in Note 12 "Goodwill and Intangible Assets" to the Consolidated Financial Statements of the Group. As a result of the capitalization and subsequent amortization of these capitalized development costs, the net impact on the legal reserves was $2.6 million and $4.2 million for the years ended December 31, 2025 and 2024, respectively. In 2025 and 2024. we set up $2.4 million and $3.2 million, respectively, of legal reserves for our share in results from equity accounted investees. Legal reserves are restricted for distribution. Other Reserves Other reserves, which have no legal restrictions to distribute, as of December 31, 2025 and 2024 include the amounts as follows. (in thousands) 2025 2024 Pension reserve, net of tax $401 $282 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 254 Notes to the Company Financial Statements

8. Financial Debts and Payables to Group Companies Financial Debts Information on the current and non-current portions of our financial debts are provided under Note 16 "Financial Debts" to the Consolidated Financial Statements of the Group. The revolving facility agreement contains certain non-financial covenants including, but not limited to, restrictions on the encumbrance of assets. We were in compliance with these covenants at December 31, 2025. At December  31, 2025, we had $1.4 billion of financial debts and are included in non-current liabilities in the accompanying balance sheet of QIAGEN N.V. During the years ended December  31, 2025 and 2024, financial expense of $82.4 million and $82.5 million, respectively, is included in the accompanying income statement of QIAGEN N.V. and is primarily associated with these financial debts. Payables to Group Companies The payables to group companies include intercompany accounts payable and intercompany short-term loans payable. The payables are carried at amortized cost, which is a reasonable approximation of fair value given the short maturities of the positions. At the consolidated Group, cash and liquidity needs are managed through in-house banking agreements, including observing and managing intercompany receivables and intercompany payables across the various group companies. In this process, intercompany balances can earn interest income or incur interest expense depending on the position, with interest charged at arms-length interest rates. QIAGEN N.V. recorded a net settlement of $46.2 million and $36.3 million of financial expense from these transactions for the years ended December  31, 2025 and 2024, respectively. (in thousands) 2025 2024 Intercompany accounts payable $2,365,384 $2,335,577 Intercompany short-term loans payable — 48,772 Payables to group companies $2,365,384 $2,384,349 QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 255 Notes to the Company Financial Statements 9. Financial Instruments Information on the use of financial instruments and on related risks is provided in Note 26 "Financial Risk Factors and Use of Derivative Financial Instruments" to the Consolidated Financial Statements of the Group and includes information about the Group's exposure to these risks, the Group's objectives, policies and processes for measuring and managing risk, and the Group's management of capital. These risks, objectives, policies and processes for measuring and managing risk, and the management of capital apply also to the separate financial statements of QIAGEN N.V. In the ordinary course of business, we use derivative instruments to manage potential losses from foreign currency exposures and interest bearing assets or liabilities as further described in Note 26 to the Consolidated Financial Statements of the Group. For the years ended December 31, 2025 and 2024, gains and losses on these derivatives instruments are included in Other financial results in the accompanying income statements of QIAGEN N.V. with the fluctuation between years is driven primarily by changes in the fair value of the derivatives. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 256 Notes to the Company Financial Statements

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Notes to the Company Financial Statements

Guarantees

It is our general group policy to ensure that our subsidiaries have access to sufficient financial and other resources to conduct their respective business. It is our intention to provide necessary support to ensure that subsidiaries continue as a going concern and from time to time, the Company has issued letters of comfort to third parties in connection with transactions entered into by our subsidiaries.

The Company has issued €8.2 million (approximately $9.7 million) of letters of credit guaranteeing various beneficiaries to cover for nonpayment on behalf of QIAGEN N.V. as well as its designated subsidiaries in the event of a default.

QIAGEN N.V. has issued financial support letters and declarations of joint and several liability in accordance with article 403 Part 9 of Book 2 of The Dutch Civil Code with respect to the following Dutch subsidiaries: QIAGEN Distribution B.V. and QIAGEN Benelux B.V. As of December 31, 2025, there are no actual liabilities arising from the issuance of these letters and declarations.

Furthermore, QIAGEN N.V. has guaranteed all liabilities outstanding at December 31, 2025, until all are satisfied in full, as follows:

- in accordance with section 264 III of the German Commercial Code with respect to the following German subsidiaries: QIAGEN GmbH (registered under HRB 45822 Trade Register Düsseldorf, Germany), DIALUNOX GmbH (registered under HRB 590384 Trade Register Freiburg im Breisgau, Germany) and QIAGEN Hamburg GmbH (registered under HRB 71271 Trade Register Düsseldorf, Germany);
- in accordance with section 479C of the U.K. Companies Act 2006 with respect to the following U.K. subsidiaries: QIAGEN Healthcare Biotechnologies Limited (registration #11561466) and QIAGEN Healthcare Biotechnologies Systems Limited (registration #11562019);
- in accordance with the Swedish Companies Act (Aktiebolagslagen) with respect to QIAGEN DNA Synthesis AB (corporate registration #556378-5046); and
- in accordance with the Danish Act on Companies (Selskabsloven) with respect to QIAGEN Aarhus A/S (registration #28305087).
- in accordance with the Romanian Companies Act (Law No. 31/1990), with respect to Ingenuity Systems S.R.L. (registration #J12/1527/2012).

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 258

Notes to the Company Financial Statements

10. Income Tax

The reconciliation of income taxes from the Dutch statutory rate to the effective tax rate is as follows:

		2025		2024
(in thousands)	Amount	Percent	Amount	Percent
Income before income taxes	$12,970.00	—	$51,487	—
At Dutch statutory income tax rate	3,346	25.8 %	13,284	25.8 %
(Deductible) non-deductible expenses	(2,189)	(16.9) %	5,032	9.8 %
Tax exempt income	(861)	(6.6) %	(13,816)	(26.8) %
Other items	1,896	14.6 %	(1,704)	(3.3) %
Total income tax	**$2,192**	**16.9 %**	**$2,796**	**5.5 %**

Together with Life Biotech Partners B.V., the Company forms a fiscal unity for corporate income tax purposes. The fiscal unity ceased upon the liquidation of Life Biotech Partners B.V. in July 2025. For value-added tax purposes, the fiscal unity includes all Dutch subsidiaries of the Company. The standard conditions of fiscal unity stipulate that each of the companies is liable for the tax payable of all companies belonging to the fiscal unity.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 259

Notes to the Company Financial Statements

11. Subsidiaries

The following is a list of the Company's subsidiaries as of December 31, 2025, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary. A list of subsidiaries has been filed with the Chamber of Commerce in Roermond, the Netherlands, in April 2026 and is available from the company upon request.

Company Name	Jurisdiction of Incorporation	Ownership	Voting Rights
Amnisure International LLC	U.S.	100 %	100 %
GNX Data Systems Inc.	U.S.	100 %	100 %
GNX Data Systems Ltd.	Israel	100 %	100 %
Parse Biosciences Inc.	U.S.	100 %	100 %
QIAGEN Aarhus A/S	Denmark	100 %	100 %
QIAGEN AB	Sweden	100 %	100 %
QIAGEN AG	Switzerland	100 %	100 %
QIAGEN Australia Holding Pty. Ltd.	Australia	100 %	100 %
QIAGEN Benelux B.V.	Netherlands	100 %	100 %
QIAGEN Beverly LLC	U.S.	100 %	100 %
QIAGEN Biotecnologia Brasil Ltda.	Brazil	100 %	100 %
QIAGEN Business Management MEA Ltd.	UAE	100 %	100 %
QIAGEN China (Shanghai) Co., Ltd.	China	100 %	100 %
QIAGEN Deutschland Holding GmbH	Germany	100 %	100 %
QIAGEN Distribution B.V.	Netherlands	100 %	100 %
QIAGEN France S.A.S.	France	100 %	100 %
QIAGEN Gaithersburg LLC	U.S.	100 %	100 %
QIAGEN Gdańsk Sp. z.o.o.	Poland	100 %	100 %
QIAGEN GmbH	Germany	100 %	100 %
QIAGEN Hamburg GmbH	Germany	100 %	100 %
QIAGEN Healthcare Biotechnologies Ltd.	U.K.	100 %	100 %
QIAGEN Healthcare Biotechnologies Systems GmbH	Germany	100 %	100 %
QIAGEN Healthcare Biotechnologies Systems Ltd.	U.K.	100 %	100 %
QIAGEN Hong Kong Pte. Ltd.	China	100 %	100 %
QIAGEN Inc.	Canada	100 %	100 %
QIAGEN India Pvt. Ltd.	India	100 %	100 %
QIAGEN K.K.	Japan	100 %	100 %
QIAGEN Korea Ltd.	Korea (South)	100 %	100 %
QIAGEN LLC	U.S.	100 %	100 %
QIAGEN Ltd.	U.K.	100 %	100 %
QIAGEN Luxembourg S.à r.l.	Luxembourg	100 %	100 %
QIAGEN Manchester Ltd.	U.K.	100 %	100 %
QIAGEN Manila Inc.	Philippines	100 %	100 %
QIAGEN North American Holdings, Inc.	U.S.	100 %	100 %
QIAGEN POLAND INVEST Fundusz Inwestycyjny Zamknięty Aktywów Niepublicznych	Poland	100 %	100 %
QIAGEN Pty. Ltd.	Australia	100 %	100 %
QIAGEN Redwood City, Inc.	U.S.	100 %	100 %
QIAGEN S.r.l.	Italy	100 %	100 %
QIAGEN Sciences, LLC	U.S.	100 %	100 %
QIAGEN Singapore Pte. Ltd.	Singapore	100 %	100 %
QIAGEN Taiwan Co. Ltd.	Taiwan	100 %	100 %
QIAGEN Wroclaw Sp.z.o.o.	Poland	100 %	100 %
STAT-Dx Life S.L.	Spain	100 %	100 %
Verogen, Inc.	U.S.	100 %	100 %

QIAGEN N.V. | IFRS Annual Report 2025 Management Report **Financial Statements** Sustainability Statement Other Information Appendices Page 260

Notes to the Company Financial Statements

12. Employee Information Employees The average number of employees employed in the Netherlands during the year ended December  31, 2025 was 55 (2024: 57). Personnel Costs Personnel costs for the Company amounted to $3.1 million in 2025 (2024: $2.1 million) as follows: (in thousands) 2025 2024 Salaries and wages $2,234 $1,851 Social security and pension 138 146 Other 731 84 Personnel costs $3,103 $2,081 The employee pension plans are financed through contributions to external pension insurance companies. The contribution due is accounted for in the profit and loss as an expense. Prepaid contributions are recognized as deferred assets if these lead to a refund or reduction of future payments. Contributions that are due but have not yet been paid are presented as liabilities. 13. Related Party Transactions Information on related party transactions including remuneration of the members of the Managing and Supervisory Board is provided under Note 24 "Related Party Transactions" to the Consolidated Financial Statements of the Group. Information on the remuneration policy is provided in the Corporate Governance Report. 14. Auditor Fees Information on auditor fees is provided under Note 29 "Fees Paid to External Auditors" to the Consolidated Financial Statements of the Group. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 261 Notes to the Company Financial Statements 15. Subsequent Events Based on the Company’s review, no events or transactions have occurred subsequent to December 31, 2025 other than those described in Note 30 "Subsequent Events" to the Consolidated Financial Statements, that would have a material impact on the financial statements as presented. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 262 Notes to the Company Financial Statements

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 263 Sustainability Statement 264 General Information 280 Environment 281 Climate Change 297 Resource Use and Circular Economy 308 Social 309 Own Workforce 326 Workers in the Value Chain 332 Consumers and End-Users 341 Governance 342 Business Conduct 412 EU Taxonomy Sustainability and business strategy Since 2017, we have steadily strengthened the integration of sustainability across our value chain, aligning our long-term vision with responsible growth and sustainable value creation. This focus reflects our commitment to operating with integrity, supporting our people and communities and reducing our environmental footprint while delivering solutions that advance science and improve health outcomes. In 2025, we continued to embed sustainability into strategy, governance and day-to-day decision-making, reinforcing continuous improvement and accountability across the organization. In this context, sustainability-related elements of QIAGEN’s strategy include the management of environmental impacts across operations and the value chain, the development of lower-impact product and packaging solutions, and the integration of workforce- and governance-related considerations into relevant business processes. QIAGEN’s significant products and services (such as our growth pillars), and our principal markets and customer groups, are relevant to these sustainability-related goals, particularly in relation to product life-cycle impacts, resource use, emissions, value chain responsibility and responsible business practices. Key challenges include reducing emissions and plastics use across a global footprint, advancing lower-impact solutions while maintaining quality and regulatory requirements, and supporting sustainability-related improvements in the value chain. These matters are addressed through ongoing measures and projects intended to support continuous improvement in sustainability performance. Basis for preparation This sustainability statement has been prepared in accordance with the EU Corporate Sustainability Reporting Directive (CSRD); Article 29(a) of Directive 2013/34/EU; the European Sustainability Reporting Standards (ESRS); and Article 8 of Regulation (EU) 2020/852 (EU Taxonomy Regulation). It covers the year ended December 31, 2025, and is presented on a consolidated basis using the same reporting scope as the financial statements, excluding Parse Biosciences, Inc. which we acquired in December 2025. Our reporting policies have been applied consistently across the reporting year and comparative periods. Where relevant, this Sustainability Statement includes information disclosed to meet requirements under other applicable legislation and regulatory frameworks, including but not limited to the German Supply Chain Due Diligence Act (LkSG), the UK Modern Slavery Act, the Dutch Gender Diversity Bill, EU Pay Transparency requirements and U.S. conflict minerals disclosure obligations, in addition to the disclosures required under the ESRS As of January 1, 2024, CSRD reporting went into effect in the EU. As of the publication date of this annual report, some EU countries, such as the Netherlands, where QIAGEN is incorporated, have not yet implemented the directive into national law. The ESRS allow for an exemption from disclosing impending developments or ongoing negotiations. However, we did not utilize this exemption. Time horizons in this statement are aligned with our financial statements: • Short-term: One year (aligned with the financial reporting period) • Medium-term: Up to five years after the short-term period • Long-term: More than five years In line with the GHG Protocol and Science Based Targets initiative (SBTi) requirements, QIAGEN assesses whether structural changes—such as business combinations, acquisitions or divestments—require a recalculation of base year emissions to ensure comparability over time and consistency with the current organizational boundary. During the reporting period, no material structural changes occurred that would have required a recalculation of the base year. QIAGEN will recalculate base year emissions in the event of future structural changes, in accordance with applicable GHG Protocol and SBTi guidance. Incorporation by reference Certain disclosures are incorporated by reference from other sections of this Annual Report, with clear indications of the precise content as noted in the ESRS cross-reference table at the end of the sustainability statement. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 264 General Information

Use of phase-in and transitional provisions In accordance with ESRS 1 (Appendix C), we have applied the transitional provisions during the reporting year, as data and processes for certain disclosures are still being developed. QIAGEN has elected to apply the Delegated Regulation (EU) 2025/4812 extending ESRS phase-in provisions for wave 1 undertaking that was adopted by the European Commission. All applicable phase-in options and transitional provisions have been utilized in this statement, with the exception of the following: • ESRS S1-14, §88d: Number of cases of recordable work-related ill health of employees • ESRS S1-14, §88e: Number of days lost to work-related injuries and fatalities from work-related accidents, work-related ill health and fatalities from ill health related to employees The application of transitional measures affects the completeness and comparability of the disclosures for the reporting period. We continue to build the necessary data collection processes and internal controls to meet full ESRS requirements once the transitional period ends. Please refer to the Sustainability Statement Annex for more a complete listing of our phase-ins. Sources of estimation and outcome uncertainty The preparation of this sustainability statement required the use of judgments, estimates and assumptions that affect reported amounts. These estimates are based on experience and reasonable factors under current circumstances. We review and update these assumptions as needed. Throughout this report we round all figures to the nearest percentage, as such some results may not add up precisely to the totals. Where primary data from the upstream or downstream value chain is not fully available, estimates are based on indirect sources, including spend-based approaches, sector-average emission factors, recognized industry databases, sector guidance (e.g. for employee commuting), and other appropriate proxies. As a result, the accuracy of these metrics is lower than for metrics based on primary data and subject to higher uncertainty. To improve accuracy over time, QIAGEN is enhancing data availability and quality by expanding supplier engagement, increasing the use of primary and mass-based data (notably for Scope 3 emissions), and refining methodologies in line with recognized standards and internal process improvements. In the reporting year, these methodological refinements did not lead to material changes in reported emissions; therefore, comparative figures were not restated and comparability remains unaffected. The use of indirect sources and proxies applies in particular to the following metrics, as defined in our data collection procedures. The following metrics are more complex and require a higher degree of judgment partly because of limited available data. Any changes in assumptions or estimates could lead to different results. These include: • Indirect greenhouse gas (GHG) emissions — Scope 3 – Upstream value chain activities -- category 1 (Purchased Goods and Services): Calculated using spend-based data and assigned emissions factors reflecting sector-average data where supplier-specific information is not available – Upstream value chain activities — category 4 (Transportation and Distribution): Partially based on supplier-specific data; where unavailable, emissions are estimated using spend-based or extrapolated activity data – Upstream value chain activities — category 6 (Business Travel): Primarily based on supplier data; where unavailable, emissions are estimated using standardized emission factors – Upstream value chain activities — category 7 (Employee Commuting): Estimated using sector guidance and standardized assumptions where primary employee-level data is not fully available – Downstream value chain activities — category 11 (Use of Sold Products): Estimated using product-specific assumptions combined with average emission factors – Downstream value chain activities — category 12 (End-of-Life Treatment of Sold Products): Estimates based on assumptions about waste treatment types QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 265 General Information • Inflow of resources – Estimations on the total weight of products and materials – Estimations on the share of renewable material weight to total material weight – Estimations on the share of reused or recycled material weight to total material weight • Outflow of resources – Durability of products – Repairability of products • Waste data – The total weight, including technical and biological materials, is based on actual weights from major manufacturing sites, with an extrapolation for secondary sites (see section Resource outflows: Waste management). Further details are disclosed in the respective chapters alongside the topical disclosures. Value chain This statement covers our upstream and downstream value chains, and evaluates the related impacts, risks and opportunities as identified in the Double Materiality Assessment (DMA). Omission of information As per the guidance provided in ESRS 1, we have not exercised the option to omit information related to intellectual property, know-how or innovation results. External assurance EY Accountants B.V., serving as our independent auditors, performed a limited assurance engagement on this Sustainability Statement. Further information can be found in the Limited Assurance Report provided by the independent auditor. Apart from EY, no external organizations have reviewed or validated any of the disclosures presented in this report. Statement on due diligence The following table provides an overview of QIAGEN's due diligence processes related to sustainability matters. It captures key elements, including the integration of due diligence into strategy and business models, engagement with affected stakeholders, identification and assessment of sustainability impacts and key actions in this area, including the tracking of initiative effectiveness. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 266 General Information

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements **Sustainability Statement** Other Information Appendices Page 267

General Information

Core elements of due diligence	Reference Sustainability Statement	Pages
Embedding due diligence in governance, strategy and business model	GOV-1 GOV-2 SBM-1 SBM-3	85, 89 125 4 281, 298, 310, 322, 328, 333, 342
Engaging with affected stakeholders in all key steps of due diligence	GOV-2 SBM-2 IRO-1 S1-2 S2-2 S4-2	125 27 269 313 331 334
Identifying and assessing adverse impacts	IRO-1 SBM-3	269 281, 298, 310, 322, 328, 333, 342
Taking actions to address identified adverse impacts	E1-1 E1-3 E5-2 S1-4 S2-4 S4-4 G1-3	282 284 302 313, 319, 323 329 336 345
Tracking the effectiveness of these efforts and communications	E1-4 E1-5 E1-6 E5-3 E5-4 E5-5 S1-5 S1-6 S1-9 S1-14 S1-17 S2-5 S4-5	282 290 291 299 304 305 311, 318, 322 315 321 324 315 331 334

Risk management and internal controls over sustainability reporting

Risk management

The following climate-change risks were considered during the assessment of the impacts, risks and opportunities (IRO).

- Transitioning to a 1.5°C economy: increased costs due to regulatory requirements, rising operating expenses and revenue declines due to insufficient investment in sustainable products and services.
- Physical climate risk: for example, site damage and closure because of climate-related natural disasters, extreme weather events and/or hazards that can limit production.

These risks have been incorporated into the risk management system.

The resilience of QIAGEN's strategy and business model in relation to all material sustainability-related impacts, risks and opportunities identified across the topical ESRS chapters has been assessed through qualitative and, where applicable, quantitative analyses, including scenario-based assessments, conducted across short-, medium- and long-term time horizons, as described below.

While we have not yet performed a single, consolidated resilience analysis of our business strategy and model, we have conducted resilience-relevant assessments across key risk areas. These include climate-related physical and transition risk scenario analyses embedded in our enterprise risk management framework, the integration of identified risks into mid- and long-term planning, and the implementation of mitigation and adaptation measures to support business continuity. The results of these assessments indicate that, under the applied 1.5°C-aligned transition scenario, QIAGEN's business model and strategy are resilient, as identified transition risks are primarily associated with manageable cost, technology and market adjustments and were not assessed as materially impairing our ability to operate or deliver our strategic objectives.

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements **Sustainability Statement** Other Information Appendices Page 268

General Information

Internal controls

Controls and procedures for managing IROs are integrated into QIAGEN's internal control framework and into relevant internal functions, including Finance, Legal, Operations and Human Resources. Internal controls over sustainability reporting are tested to support effective monitoring and risk mitigation. As part of our Double Materiality Assessment, we have implemented process controls to ensure the identification, documentation and evaluation of material IROs.

Operational ESG Responsibility


Regular updates and information exchange
Nomination & Governance Committee
Executive Committee
Corporate ESG Committee
Environmental
Social
Governance
Plastic Reduction Working Group
Employer of Choice
Workers in the value chain
Data and Cyber Security
Climate Working Group
Fair and Inclusive Workplace
Customer satisfaction
Compliance
Resource use & circular economy
Occupational Health & Safety
Access to healthcare
Climate change
Quality and product safety
Local Sustainability Teams

The Senior Vice President, Head of Global Operations, is responsible for sustainability matters within the Executive Committee and is accountable to the Nomination & Governance Committee of the Supervisory Board, through which the Supervisory Board oversees sustainability matters. The Head of ESG Strategy and Impacts Programs leads the operational ESG function and reports to the Senior Vice President, Head of Global Operations. The operational ESG function formulates proposals for the Managing Board and Supervisory Board and supports implementation through the Corporate ESG Committee (CEC), a cross-functional working group with representatives from Finance, Legal, Operations, Human Resources, Corporate Communications and Investor Relations. The Supervisory Board, Managing Board and Executive Committee receive regular updates on the progress of our sustainability strategy. In this way, our management and supervisory bodies are supported by internal sustainability expertise and by cross-functional input relevant to the oversight of sustainability matters.

Additionally, the Head of ESG Strategy and Impacts Programs supports training and discussion on sustainability matters, including climate change, supply chain due diligence and regulatory compliance. We also maintain governance support for compliance-related matters through the Compliance Program and Compliance Committee, which is led by the Head of Global Legal Affairs and Compliance and includes representatives from Legal, Internal Audit, Human Resources, SEC Reporting, Clinical and Medical Affairs, and Trade Compliance. This supports the governing bodies' access to expertise relevant to sustainability-related regulatory and business conduct matters.

The sustainability-related skills and expertise available to QIAGEN's management and supervisory bodies are aligned with the sustainability matters identified as material through the Double Materiality Assessment and with the related impacts, risks and opportunities addressed through governance, strategy and risk management. These material matters include climate change, resource use and circular economy, business conduct, workers in the value chain, consumers and end-users, and selected own-workforce matters. Given QIAGEN's business model, global operating footprint, regulated manufacturing environment and broad customer base, oversight of these matters requires expertise and cross-functional input. During the reporting period, the management and supervisory bodies, addressed the following material sustainability-related impacts, risks and opportunities: climate change mitigation and transition risks, including greenhouse gas emissions; supply chain due diligence and human rights-related risks; regulatory and compliance risks related to CSRD and other sustainability regulations; resource efficiency and waste reduction, including plastics; and opportunities related to operational efficiency, innovation and resilient growth. The expertise and support structures described above are intended to enable these bodies to oversee the sustainability matters that are most relevant to our value chain, strategic priorities and stakeholder expectations. Where applicable, trade-offs were considered relating to sustainability impacts, financial performance, operational feasibility and long-term value creation, including trade-offs between short-term costs and long-term risk mitigation, investment priorities and the pace of implementation of sustainability-related initiatives. QIAGEN supports the continued development of sustainability-related expertise through regular reporting, governance discussions and training. The Head of ESG Strategy and Impacts Programs supports training and discussion on sustainability matters, including climate change, supply chain due diligence and regulatory compliance. In addition, the Supervisory Board is trained in and updated on compliance matters and new legal requirements. Through these processes, we seek to ensure that its management and supervisory bodies collectively maintain access to the knowledge and capabilities needed to oversee the our material sustainability-related impacts, risks and opportunities. QIAGEN’s management and supervisory bodies consider identified impacts, risks and opportunities in strategic oversight, major transaction decisions and risk management through board-level monitoring. Management supports the development of sustainability-related targets linked to QIAGEN’s material impacts, risks and opportunities, taking into account the Double Materiality Assessment, risk management processes and strategic priorities. Progress toward these targets is tracked through regular reporting on relevant metrics and implementation status and reviewed by the Executive Committee, Managing Board and Supervisory Board, as applicable. Double Materiality Assessment (DMA) Process Description In 2024, QIAGEN conducted a DMA in compliance with the requirements of the ESRS under the CSRD. This assessment evaluated sustainability topics from two angles: • Impact perspective: Assesses actual and potential positive and negative impacts of QIAGEN's operations • Financial perspective: Assesses risks and opportunities that sustainability topics present to the business. In 2025, we reviewed our 2024 Double Materiality Assessment, due to the involvement of new stakeholders who played an important role in the risk evaluation process. For example, the appointment of a Head of Global EHS in the Environmental area contributed new insights and perspectives. This review confirmed that the main ESRS topics remained relevant and validated the alignment of sub-topics for the current year. During this review, selected sub-topics and sub-sub-topics—primarily within Environmental (E), Own Workforce (S1) and Business Conduct (G1)—were consolidated or removed where overlaps or reduced relevance were identified, resulting in a slight reduction in the overall number of sub-topics. Compared to the prior reporting period, the underlying DMA methodology and governance remained unchanged; the 2025 update represented a targeted validation and refinement rather than a redesign of the process. The DMA methodology was last comprehensively updated in the 2024/2025 reporting cycle. Going forward, QIAGEN plans to review and update the Double Materiality Assessment every second year, unless material changes in facts or circumstances trigger an earlier reassessment. Following this review and as part of the approval of the Double Materiality Assessment (DMA) for 2025, the head of ESG Strategy and Impact Programs in collaboration with the Vice President of Enterprise and Cyber Risk Management, the Vice President for SEC Reporting and the QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 269 General Information responsible functions for the material topics as well as the Executive Committee approved the identified material impacts, risks and opportunities. Stakeholder engagement The 2025 DMA was built on the assessment from 2024 and was led by a core team that included the Head of Environmental, Social and Governance (ESG) Strategy and Impacts Programs, as well as representatives from Cyber Risk Management and Corporate Accounting. As was done in 2024, the full DMA is conducted biennially or in response to a triggering event to broaden our data and understanding of specific IRO. The process begins by identifying QIAGEN's external and internal stakeholders based on their relevance to the company's strategy, business model and value chain and was overseen by the Corporate ESG Committee (CEC). See section Interests and views of our stakeholders. Internal stakeholders with expert knowledge of individual stakeholder groups are consulted to represent the perspectives of external stakeholders on various sustainability matters. For example, customer needs are considered through internal stakeholders such as Sales Managers and the requirements addressed to our Tender Teams. The Tender Teams enhance sales efforts by crafting detailed proposals tailored to customer needs, offering technical expertise and addressing queries during interactions. Additionally, customer perspectives are directly gathered through panel discussions, events and customer surveys, while insights from investors are obtained through selected calls. Employee perspectives are derived from employee surveys and feedback received by Human Resources (HR), key functions and managers through various interactions, including bilateral communication, development meetings, town halls and management meetings. At the reporting date, QIAGEN had not identified material amendments to its strategy or business model as a result of this engagement. Stakeholder views identified through stakeholder engagement and the Double Materiality Assessment are reported to the Executive Committee, Managing Board and Supervisory Board and discussed at management and board level. QIAGEN expects to continue its regular stakeholder engagement and reporting activities in the ordinary course of business. These activities are not expected to materially modify the nature of QIAGEN’s relationship with key stakeholders. Topics covered in the current DMA included emission reduction measures, waste management and workforce diversity and were considered in evaluating potential and actual material IRO. Double Materiality Assessment results The materiality assessment results were consolidated according to ESRS topic, with the following topics identified as QIAGEN's key sustainability priorities: • E1: Climate Change • E5: Resource Use and Circular Economy • S1: Own Workforce • S2: Workers in the Value Chain • S4: Consumers and End-Users • G1: Business Conduct These material impacts, risks and opportunities are assessed in relation to QIAGEN’s strategy and business model and inform strategic priorities, decision-making and risk management. In accordance with ESRS 2 §49, further details on the interaction between these impacts, risks and opportunities and QIAGEN’s strategy and business model are provided within the respective topical ESRS sections. For the year ended December 31, 2025, no material risks or opportunities were identified that materially affect our financial position, financial performance or cash flows. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 270 General Information

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General Information

In terms of climate change (E1), the environmental risks faced by QIAGEN originate from and are directly linked to our strategic efforts to meet our greenhouse gas (GHG) reduction goals, approved under the Science Based Target initiative (SBTi). These risks and related opportunities inform strategic decisions, including the transition to renewable energy, the introduction of energy efficiencies and the embedding of circular economy principles throughout our value chain (E5).

Further, we recognize that our business and products have an impact on a wide range of stakeholders, especially our employees and the people within our value chain. We identified our Own Workforce (S1) and Workers in the Value Chain (S2) as material topics. These impacts and risks are connected to QIAGEN's operating model and value chain structure and inform organizational and process-related strategic decisions, including the establishment of the Diversity and Inclusion Council, our Human Rights Committee and various due diligence processes and training.

For Consumers and End-Users (S4), we have applied feedback from our customers and have been working to improve customer service, including response times. Within Business Conduct (G1), a key focus has been on updating compliance-related policies.

Most of our material topics are supported by specific targets to mitigate risks, leverage opportunities and drive long-term value creation. Further details on how these material impacts, risks and opportunities interact with QIAGEN's strategy and business model, and how they are managed, are disclosed in the corresponding Environment, Social, and Governance sections.

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Double materiality matrix
Impact materiality
Financial materiality
0.00
5.00
3.00
2.50
S2
S1
G1
E1
S4
E5
S3
E4
E2
E3
Material
E1 Climate change
E5 Resource use and circular economy
S1 Own workforce
S2 Workers in the value chain
S4 Consumer and end-users
G1 Business conduct
Non-Material
E2 Pollution
E3 Water and marine resources
E4 Biodiversity and ecosystems
S3 Workers in the value chain


QIAGEN

Methodology The DMA for 2024 was based on the methodology outlined in ESRS 1, which provided a general framework for sustainability reporting, without requiring specific disclosures. Based on that materiality assessment, we re-evaluated all material ESRS topics, subtopics and sub-subtopics in the 2025 reporting year. The re-evaluation resulted in no changes to the ESRS main topic levels, but a streamlined subtopic structure. The assessment process began with the identification of potentially relevant sustainability matters drawing insights from stakeholder engagement and past QIAGEN reporting. The list was aligned at the ESRS topic level and underwent further scrutiny at the ESRS sub- and sub-subtopic levels. The IRO specific to QIAGEN were then determined. A distinction was made between potential and actual positive and negative impacts, as well as risks and opportunities arising from dependencies on natural, human and social resources. Opportunities identified through the DMA were assessed using the same ESRS-aligned methodology and governance as impacts and risks. Where opportunities were assessed as material, they were documented within the IRO framework, assigned to responsible functions, and considered in relevant management processes, including strategy development, enterprise risk management and sustainability program planning. This approach is intended to support the consistent identification, assessment and consideration of sustainability-related opportunities within QIAGEN’s overall management processes. The process was conducted with guidance from external consultants and involved discussions and workshops with internal stakeholders from the Corporate ESG Committee as well as specific experts across QIAGEN. Content owners were consulted to represent external stakeholder perspectives, leveraging their expertise on specific stakeholder groups. The assessment covered QIAGEN's entire value chain without excluding any business activities, business relationships or geographic regions. After identifying material impacts, risks and opportunities, QIAGEN assessed which information is relevant to disclose. This assessment was carried out at the level of individual disclosure requirements and data points. Information was included where it is needed to understand QIAGEN’s material sustainability impacts, risks and opportunities, while information assessed as not material was not disclosed, in line with ESRS requirements. The materiality assessment process considers impacts arising from QIAGEN’s own operations as well as impacts linked to its business relationships across the value chain. Both potential and actual impacts on people and the environment are identified and assessed, informed by QIAGEN’s due diligence processes. Identified impacts are prioritized based on their severity and likelihood and are monitored through established governance and management processes, including regular reviews and integration into relevant policies, actions and training programs. QIAGEN also assesses how these impacts and related dependencies are connected to risks and opportunities. Where impacts or dependencies may give rise to risks or opportunities with potential financial effects, these are evaluated using aligned criteria and are considered within enterprise risk management and strategic decision-making processes. Risks and opportunities are prioritized and monitored based on their potential effect on QIAGEN’s financial position, performance or cash flows. Evaluation, thresholds and approval The DMA was performed according to the framework set out in ESRS 1, evaluating each sustainability matter from both an impact and financial materiality perspective. Within the assessment of the impact materiality, potential and actual negative and positive impacts have been assessed. A five-point scale was applied for all characteristics of the assessment. The scale ranged from one (minimal) to five (absolute) for the level of impact, from one (limited) to five (absolute/global) for the scope and from one (relatively easy to remedy) to five (non-remediable/irreversible) for the ability to remedy. The scale for likelihood was based on the enterprise risk management (ERM) thresholds and was expressed as percentages, ranging from 20% (rare) to QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 273 General Information 80-99% (almost certain). An actual impact receives the value of 100%. The threshold for defining the materiality of an impact was agreed upon jointly with ERM. It was determined that an impact would be considered material if it scored a minimum of 3 out of 5. In cases where impacts did not meet the threshold but were deemed severe, a separate severity assessment was conducted. Additionally, a human rights assessment identified one materially negative impact. For financial materiality, the assessment examined whether a sustainability matter could trigger, or could reasonably be expected to trigger, material financial effects on QIAGEN´s profitability in the short, medium or long term, measured in Earnings Before Tax (EBT). Dependencies on resources and their availability within the supply and value chains were analyzed to identify sustainability-related risks. Using the same five-point scale that was applied for the impact materiality, the magnitude of financial impacts was multiplied by the likelihood of occurrence to establish a threshold of 2.5, in line with QIAGEN’s enterprise risk management system. Where possible, the assessment relied on quantitative data, such as greenhouse gas emissions, to ensure objectivity as discussed under Climate Change. Additional contextual information was gathered through desktop research. Identified sustainability risks were not prioritized. Each IRO was reviewed by the core team and discussed with internal QIAGEN experts. The Head of the ESG team shared the findings and the implications for sustainability reporting with the Workers' Council at the Hilden site in Germany, and then with the Managing Board, the Executive Committee and the Supervisory Board’s Nomination & Governance Committee. Following these meetings, the final results were formally approved by the Nomination & Governance Committee. Climate change IRO considerations Climate-related risks and opportunities are integrated into QIAGEN's strategy and business model through the enterprise risk management framework. Managing climate impact requires compliance with relevant legislation and the implementation of additional policies, actions and targets within the corporate strategy. To further align with regulatory requirements, in particular our IRO for climate change (E1), QIAGEN conducted a comprehensive climate risk assessment in accordance with the EU Taxonomy. To identify our impact on the climate, we actively monitor our greenhouse gas emissions by tracking direct emissions and energy consumption across our sites, as well as upstream emissions in our supply chain through supplier data, activity data and financial records. We screen our activities to assess actual and potential climate impacts in line with our corporate strategy and decarbonization roadmap. Additionally, we have incorporated climate change risks into our existing enterprise risk management structure, engaging with internal key stakeholders throughout QIAGEN. In the second half of 2024, QIAGEN conducted a climate risk assessment within its operations and value chain. This assessment, informed by scenario analysis, focused on both physical and transition risks, ensuring alignment with global best practices and our sustainability commitments. The analysis assessed the resilience of our business model to climate change, incorporating physical risks, such as extreme weather events and temperature shifts, as well as transition risks, including regulatory changes and shifts in market demand. The methodology was embedded into our ERM framework, and the results were integrated into mid- and long-term business planning. The climate scenarios applied are compatible with the critical climate-related assumptions used in QIAGEN’s financial statements, as they are aligned with the same underlying assumptions on regulatory developments, energy price trends, technology pathways and investment horizons used in financial planning and impairment assessments. This shall ensure consistency between climate-related scenario analysis, the transition plan and financial reporting assumptions. The climate risk analysis showed that QIAGEN is exposed to climate hazards and to transition events. However, financial risks in both cases were assessed as not being material. Taking into account existing mitigation measures, QIAGEN demonstrates a high level of resilience, with no significant climate- related risks. According to our internal standards, the climate risk assessment will be updated every two years, or in case of major triggering events (e.g. relevant QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 274 General Information

acquisitions, market changes). Since no triggering events occurred in 2025, the next review will take place in 2026 Physical risks The risk assessment found that our operations could be affected by 28 climate- related hazards, such as high temperatures, droughts, water shortages, heavy rainfall and rising sea levels. To evaluate these risks, we used the most up-to- date climate models from the Intergovernmental Panel on Climate Change (IPCC). These models provide more accurate and detailed projections than previous versions, thanks to better scientific methods and higher-resolution data. We conducted a location-based risk assessment (using geospatial coordinates) through a platform provided by a multinational reinsurance company. Using a well-established risk management tool and the latest IPCC AR6 climate data, we assessed our exposure to hazards (likelihood, magnitude and duration) under a high-emission scenario (Shared Socioeconomic Pathway 5 / Representative Concentration Pathway 8.5 – SSP5/RCP8.5), which projects a global temperature increase of about 4.4°C by 2100. This scenario is critical for testing resilience because it assumes very high greenhouse gas concentrations, requiring us to plan for severe climate impacts. By embedding this scenario into our strategic framework, we seek to ensure its robustness against extreme future conditions while supporting compliance with international climate agreements. The assessment covered short-term (current), midterm (2030) and long-term (2050) timeframes, providing a comprehensive assessment of climate-related physical risks. Our long-term planning of 2050 additionally covered the expected life-time of the assets. The assessment focused on key sites critical to our operations, including company-owned and leased facilities, warehouses and selected supplier locations, prioritizing those with moderate to critical revenue significance in line with our ERM scale. Sites with moderate, major or critical revenue significance were prioritized to ensure business continuity. A total of seven QIAGEN sites, 13 supplier sites and two warehouses were identified as critical sites. The downstream value chain was excluded because products are sold at the point of shipment or delivery to intermediaries, meaning QIAGEN does not own, operate, or maintain assets at customer sites. We assessed the site-specific exposure to the 28 climate variables including likelihood, magnitude and duration as they have been defined by the EU Taxonomy (Commission Delegated Regulation (EU) 2021/2139) and the CSRD. For sites with high and very high hazard exposure, we assessed sensitivity by evaluating potential impacts such as business interruption, property damage and additional costs. To refine the assessment and understand residual risks, we incorporated existing adaptation measures, including cooling systems, flood protections and business continuity plans. Similarly, for supplier sites and warehouses, risks were evaluated for their potential to disrupt supply chains, incorporating measures like inventory buffers to mitigate impacts. The focus was on climate variables that could cause disruptions of the supply chain. Climate variables that are not likely to result in an interruption to the supply chain were excluded from the assessment. Our climate assessments employed rigorous scenario methodologies to test the resilience of our business. The SSP5-/RCP8.5 scenario of high emissions was used to stress-test potential physical risks. QIAGEN considers the scenario applied to be appropriate to capture its plausible climate-related physical risks and uncertainties. The SSP5/RCP8.5 scenario represents a severe but scientifically recognized pathway and is therefore suitable to stress-test the resilience of QIAGEN’s operations and value chain under extreme conditions. By assessing impacts across short-, mid- and long-term time horizons and across all relevant climate-related hazards, QIAGEN aims to ensure that the range of scenarios considered sufficiently covers plausible future developments and related uncertainties. Transition risks and opportunities Transition risks were evaluated as part of the shift to a low-carbon economy. When assessing transition risks and opportunities, we assumed a shift toward a low carbon scenario. Therefore, we used a 1.5°C aligned bespoke climate- transition scenario. The 1.5°C scenario supports our SBTi commitment and facilitates alignment with critical financial assumptions in our transition plan. This included policy changes (carbon pricing, energy, efficiency and QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 275 General Information sustainable packaging regulations), market dynamics (demand for sustainable products, increased raw material costs), technological advancements and reputational considerations (transition events), reflecting strengthened climate policies, increased ESG investments and higher adoption of renewables. QIAGEN’s assets and operations may face transition risks such as higher compliance and operating costs (e.g., carbon pricing, energy and packaging regulations), increased capital needs for low-carbon technologies, changes in customer demand for sustainable products, supply chain cost increases, and reputational impacts. These factors may present risks or opportunities before mitigation measures are implemented. No QIAGEN assets or business activities were identified as being incompatible with, or requiring significant efforts to become compatible with, a transition to a climate-neutral economy, as the identified transition risks relate primarily to cost, technology and market adjustments that can be addressed through planned mitigation measures within the existing business model. We identified and assessed potential risks and opportunities across short-, medium- and long-term horizons. Each was scored for likelihood of exposure to transition events and financial impact (sensitivity) including magnitude and duration of these events, focusing on compliance costs, technology investments, market shifts and reputational outcomes. Risks that are unlikely to occur or have a minor financial impact were not prioritized to concentrate on significant events. This targeted approach allows us to prioritize actions that support resilience and capitalize on emerging opportunities. Resource use and circular economy In our double materiality assessment, we examined QIAGEN's business activities in connection with the topic resource use and circular economy taking into consideration QIAGEN's own operations and its upstream and downstream value chain. QIAGEN's assets were not reviewed as part of the process. In relation to resource use and circular economy, including resource inflows, resource outflows and waste, QIAGEN did not conduct consultations with affected communities as part of the identification of material IROs. This is because the assessment did not identify actual or potential material impacts on local communities, and QIAGEN’s activities related to resource use and waste are predominantly conducted within controlled operational environments, subject to regulatory requirements and internal management processes. Water and marine resources As part of the 2024 materiality assessment, we analyzed IROs related to water and marine resources; however, none were assessed as material. To gain a deeper understanding of potential risks, we conducted a location-based risk assessment using geospatial coordinates and the WWF Water Risk Filter, an online tool for evaluating site-specific water-related risks. We focused on nine production units, warehouses and service offices that are significant due to their revenue contribution. Physical water-related risk indicators with high scores of 3.4 to 4.2 or very high scores of 4.2 to 5.0 were compared with existing indicators from the climate risk assessment. Most relevant WWF Water Risk Filter indicators—such as droughts or floods—are already covered by the climate risk assessment (see chapter Climate Change IROs). Therefore, only risks not covered by the climate assessment or aggregated risk categories were further considered. The only remaining risk, water quality, was assessed using QIAGEN’s global enterprise risk management thresholds. For sites with high and very high exposure to water-quality-related hazards, we assessed sensitivity together with site managers by evaluating potential impacts such as business interruption, property damage and additional costs. Although these risks exist, they do not have a relevant impact on our business activities. The water stress indicator, a part of the climate risk assessment and the WWF Water Risk Filter assessment, flagged four relevant sites. Two sites were high- risk locations (Manila, Philippines, and Barcelona, Spain), and two were in very high-risk areas (Frederick, Maryland,USA, and Roermond, the Netherlands). These sites rely minimally on public water supplies, and with water management measures in place, the potential financial impact of water stress is low. 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Pollution and biodiversity As part of our double materiality assessment and based on its methodology, we screened our sites and business activities to examine whether actual or potential IROs exist regarding pollution. The assessment covered QIAGEN’s own operations and our upstream and downstream value chain. The pollution screening was conducted as part of the double materiality assessment using a qualitative, ERM-aligned screening approach. It considered the nature of activities at each site, applicable regulatory requirements, existing operational controls and historical compliance. Location-based tools, in particular the WWF Risk Filter (e.g. for air quality), were applied where relevant and assessed alongside climate-related physical risk indicators to avoid duplication. Conservative assumptions were used, focusing on gross risk and potential material financial or operational impacts. We did not identify material IROs. The topic of biodiversity was also not identified as material in the double materiality assessment. To gain an understanding of potential biodiversity risks equivalent to water, we applied the WWF Biodiversity Risk Filter, a tool for assessing biodiversity-related risks at specific locations. The scope, considered locations and methodology were identical to the assessment for water and marine resources. In addition to site-specific indicators, the assessment considered systemic biodiversity risks, such as regional habitat decline, cumulative environmental pressures and broader ecosystem degradation, as reflected in regional datasets of the WWF Biodiversity Risk Filter. These risks were incorporated through location-based risk scores capturing cumulative pressures rather than individual impact pathways. Here, too, physical risk indicators from the WWF Biodiversity Risk Filter were compared with indicators from the climate risk assessment. During the reporting period, QIAGEN has not yet systematically identified biodiversity-related transition risks. Transition-related risks and opportunities were considered at a high level, including potential regulatory developments, evolving supplier standards and increasing stakeholder expectations, and were assessed qualitatively based on a review of regulatory frameworks, supplier management practices and existing internal controls. No material biodiversity-related transition risks or opportunities were identified in the reporting period. We will advance our assessment of biodiversity-related transition risks by applying existing frameworks and datasets to conduct a systematic, staged screening and prioritization process. While biodiversity-related methodologies are not yet as standardized or monetarily comparable as climate-related approaches, this process is supported by documented assumptions and data sources and is intended to inform future quantitative assessments and management actions Comparable indicators appearing in both analyses—such as landslides, tropical cyclones or extreme heat—are already covered by the climate risk assessment (see Climate change IRO considerations). Indicators not yet covered include nature conservation reserve and local air quality. The nature conservation reserve indicator only affects the Hilden site in Germany, as various protected areas have been established in its immediate vicinity. Because we were aware of this risk prior to the assessment and because compliance with nature conservation regulations is ensured through internal processes, this risk represents only a low financial threat overall. The indicator for local air quality reached high-risk scores at two office sites: Wroclaw, Poland, and Manila, Philippines. With air filtration systems already installed, the potential financial impact is considered low. In terms of pollution, water and marine resources and biodiversity, we did not engage in consultations with affected communities when assessing IROs, as the screening did not identify material actual or potential impacts on local communities. QIAGEN’s activities at the relevant sites are predominantly office-, laboratory- or light-manufacturing-based, are subject to regulatory permitting and internal control processes, and do not involve activities that would reasonably be expected to cause significant community-level impacts. Overall, our key locations demonstrate resilience to biodiversity- and water- related risks. We will conduct these analyses on a biennial basis, or more frequently if a triggering event requires it. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 277 General Information Business conduct In relation to business conduct matters, as part of the Double Materiality Assessment (DMA), QIAGEN identified and assessed actual and potential impacts, risks and opportunities (IROs) in line with ESRS requirements. The assessment focused on QIAGEN’s own operations and its upstream and downstream value chain and considered relevant activities, geographic locations, sector exposure and typical transaction structures, including procurement, sales, distribution and third-party engagements. These factors were assessed using QIAGEN’s established IRO methodology, taking into account impact severity, likelihood and potential financial effects, and were reviewed with relevant internal experts and governance bodies. Sectors outside QIAGEN’s business model were not considered, as they are neither part of QIAGEN’s operations nor its value chain and therefore do not give rise to attributable business conduct-related IROs under the ESRS framework. Integration of sustainability-related performance metrics Sustainability-related performance metrics are embedded in QIAGEN’s objectives and incentive design. Variable compensation includes a Short-Term Incentive (STI) paid in cash and based on performance against annual Corporate Financial Goals and Team Goals. Corporate Financial Goals which include sales, operational profitability and cash flow targets, represent 67% of the total STI potential, and annual Team Goals that support execution of QIAGEN’s strategy focused on innovation and sustainable value creation represent 33% of the total STI potential. Of the Team Goals, 20% incorporate ESG targets. Overall, sustainability related targets represents approximately 6.6% of total potential variable compensation and apply to virtually all QIAGEN employees outside of sales roles. In 2025, these ESG-linked Team Goals included a climate-related objective to reduce annual plastics use, supporting QIAGEN’s greenhouse gas mitigation activities which accounted for 1.7% of the total, alongside metrics related to fair pay practices, turnover, safety and training. The 2025 ESG-linked goal achievement was 6.25% against the 6.6% target. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 278 General Information

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements **Sustainability Statement** Other Information Appendices Page 279

General Information

At a glance: Our targets and achievements

2025 Goal (short-term)	2025 Achievement	Outlook (mid- to long-term)	Chapter
Environment			
SBTi target across all scopes		Net-zero by 2050	Climate change
SBTi target Scope 1 and 2: 4.2% emission reduction (2020 baseline year)	4% emission reduction over 2024	42% emission reduction in Scope 1 and 2 GHG emissions by 2030	Climate change (Management of Scope 1 and 2 emissions)
Scope 3: > 25t plastic reduction	35t reduction	25% emission reduction scope 3.6, 3.11, 3.12 by 2030	Resource use and circular economy
60% of suppliers by emission with sustainable engagement goals	62%	67% of suppliers by emission with sustainable engagement goals 2027	Climate change (Partnering with our suppliers)
Social			
Employer of Choice: Minimum 1 Employer of Choice award per region – (Asia, Europe, Americas)	Two in EMEA, Three in Americas, Five in APAC	Be the industry employer of choice by attracting, developing and retaining diverse top talent	Employer of Choice
Ensure appropriate overall voluntary turnover rate at < 10%	6.7%	Maintaining an overall voluntary turnover rate below 10% is expected to support organizational stability and sustainable growth.	
Review and standardize global pay practices	Six locations representing a total of 65% of workforce, certified for Fair pay in 2025	Enhance transparency and fairness in compensation practices across the organization	
<0.45 DART (per 100 employees) Reduced number of Incidents that result in Days Away, Restricted and Transferred work	0.61	Working toward ISO certification at key manufacturing sites to progressively elevate our safety culture and performance	Occupational Health and Safety
100% coverage of certified manufacturing sites	100%	Continuous monitoring and improvement of our processes to ensure effectiveness and efficiency of our Quality Management System (QMS)	Consumers and end-user (Product quality)
<0.5 external audit non-conformance rate	< 0.2		
≥64.5 NPS-T Service score ≥60 NPS-T Customer care score	76 70	Exceeding the expectations of our customers in continually assessing their satisfaction with the help of the Net Promoter Score (NPS) methodology	Consumers and end-users (Customer satisfaction)
Governance			
>85% cyber security awareness training	90%	Increase QIAGEN's cyber resilience. Certify QIAGEN's main production location under ISO 27001	Business conduct (Data and Cyber Security)

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Environment

As an international corporation in Life Sciences and molecular diagnostics, QIAGEN knows that a clean environment is vital to better and healthier living. That's why QIAGEN is proactively planning and implementing measures to manage and reduce the associated risks from greenhouse gases that come from its activities – research and development, manufacturing and transportation.

Our actions reinforce our commitment to sustainability and long-term resilience.

39%
of all energy sources renewable

35 tons
plastic saved, exceeding our target of 25 tons

4%
reduction in Scope 1 & 2 emissions compared to 2024


HONIGBIENENSTAND
DIE BIENEN VERTEIDIGEN IHREN
BIENENSTOCK BEI STÖRUNGEN

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements **Sustainability Statement** Other Information Appendices Page 281

Environment

Climate Change

Our approach

QIAGEN's long-term climate ambition is defined by its validated SBTi net-zero target, which serves as the overarching reference point for our climate-related actions and governance. We recognize the need to decrease the negative climate-related impact of our global business. Our operations – including research and development, manufacturing and transportation across the value chain – contribute to greenhouse gas emissions. By implementing proactive adaptation measures and strategic planning, we aim to mitigate the associated risks presented by climate change, reinforcing our commitment to sustainability and to maintaining long-term resilience.

The material climate-related impact and risks arise from QIAGEN's own activities, including research and development, manufacturing and global logistics of life-science and diagnostic products, as well as from business relationships in its upstream and downstream value chain, affecting the environment and potentially people through greenhouse gas emissions and climate-related effects. In our Double Materiality Assessment, we have identified the following material impact and risks.

	Description	Allocation in the value chain[1]	Time horizon	Topic Sub-topic Sub-sub-topic	Policies
Actual negative impact	QIAGEN's operations and business activities contribute to greenhouse gas emissions	Along the whole value chain	Short-term	E1 Climate change; Climate change mitigation; Energy	Climate policy, corporate energy policy
Risk	Physical climate risk: Impact on business operations due to extreme weather events and hazards can limit production capacities and capabilities	Along the value chain	Medium-term	E1 Climate change; Climate change adaptation	Climate policy, corporate energy policy
Risk	Risk of transitioning to a 1.5° C economy: Increased costs due to regulatory requirements and rising operating expenses and revenue declines due to insufficient investment in sustainable products and services	Along the whole value chain	Long-term	E1 Climate change; Climate change mitigation	Climate policy, corporate energy policy

[1] "Along the whole value chain" refers to the entire business cycle, from purchasing raw materials and semi-finished products (upstream) through the manufacturing process (own operations) to the distribution of finished products and services (downstream).

The material climate-related impacts and risks influence QIAGEN's strategy, value chain and decision-making and are addressed through the mitigation and adaptation actions described in this chapter.

To align our climate efforts with the goals of the Paris Agreement (2015), which aim to limit global warming to 1.5°C, we have implemented structured measures to manage and reduce these impacts. The QIAGEN Climate Working Group, a dedicated project team within our Corporate ESG Committee, is responsible for developing and implementing our climate strategy based on the set Science-Based Targets initiative (SBTi). This strategy is supported by a comprehensive climate scenario assessment, ensuring a science-based approach to emissions reduction.

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In 2021, we aligned our mid- and long-term carbon reduction targets with the SBTi and committed to reducing our carbon footprint. Building on this commitment, we initiated the development of a transition plan in accordance with the requirements set out in the ESRS. This plan focuses on climate change mitigation and aligning our operations with the global goal of limiting warming to 1.5°C. The first steps included improving relevant data, developing indicator proposals, and conducting project ideation workshops, which will feed into the development of the transition plan. The transition plan will be published in 2027.

Our EU taxonomy disclosures in accordance with Article 8 of Regulation (EU) 2020/852, including the related KPIs, are provided in the annex to this Sustainability Statement.

Science-based target initiative (SBTi) validation

As part of our commitment to minimize the climate-related impacts of our business, we have set emission-reduction targets, which have been validated by the SBTi. SBTi assures they meet the criteria to reduce GHG emissions in line with a 1.5°C trajectory. The emissions reports are based on the Greenhouse Gas (GHG) Protocol and include carbon dioxide (CO_2), methane (CH_4) and nitrous oxide (N_2O) in the calculation. Our climate ambitions and goals have been reviewed and approved by our Managing Board and by our Supervisory Board (Nomination & Governance Committee). The targets have not been updated since approval.

We engaged various stakeholders, including climate specialists and finance leadership, through interviews and meetings in setting SBTi targets. The proposed targets were reviewed and approved by senior committees in 2021. They are based on the SBTi cross-sector pathway, follow an absolute contraction approach, and have been assessed to ensure alignment with the Paris Agreement goals. The targets assume moderate growth, stable demand, supportive regulation and continued availability of low-carbon technologies; significant deviations may affect the emissions trajectory.

Our established targets are based on a 2020 baseline year, which reflects our standard business operations, even though we faced the challenges of the COVID-19 pandemic. The targets are defined as follows:

Overall net-zero target: We have committed to reaching net-zero GHG across the value chain by 2050 from 2020 as the base year (2020: Scope 1: 10,202 t CO_2e, market-based Scope 2: 10,416 t CO_2e, Scope 3: 405,569 t CO_2e).

- Near-term targets: We have committed to reducing absolute emissions we produce directly (Scope 1) and those from the energy we buy and use (Scope 2, market-based) 42% by 2030 from a 2020 base year. We also commit to reducing all other indirect emissions across our value chain (Scope 3) from business travel, use of sold products, and end-of-life treatment of sold products by 25% within the same timeframe. We further commit that 67% of our suppliers by emissions covering purchased goods and services, capital goods and upstream transportation and distribution will have science-based targets by 2027 (base year 2020: 13%).
- Long-term targets: We have committed to reducing absolute Scope 1, 2 and 3 greenhouse gas emissions 90% by 2050 from 2020, the base year.

The targets are aligned with the SBTi 1.5°C pathway covering Scopes 1–3 with ≥90% absolute reductions by 2050. The final 10% of emissions will be addressed through carbon removal and neutralization measures.

Progress toward our net-zero goal is targeted and tracked using a market-based approach. Location-based Scope 2 emissions are not used for target setting or performance tracking. Targets are defined using the same boundaries, scopes, gases and base year as the GHG inventory.

For the long-term target, Scope 1, Scope 2, and Scope 3 account for approximately 2.5%, 2.5%, and 95% of total emissions, respectively. For the Scope 1 and 2 near-term target, Scopes 1 and 2 represent approximately 49% and 51% of combined emissions.

For Scope 1 and Scope 2, the boundaries of the GHG emission reduction targets fully align with the boundaries of the GHG inventory, and the targets cover 100% of emissions. For Scope 3, this also applies to the long-term target. The Scope 3 near-term target focuses on selected categories (3.6, 3.11, and 3.12), representing 15% of Scope 3 emissions in the base year. After analyzing greenhouse gas output from key assets and products (locked-in GHG emissions), we found that the disposal of our products at their end-of-life contributes minimally to Scope 3 totals, while product use represents an insignificant amount of the total emissions. This assessment is based on a life-cycle assessment of sample products representing QIAGEN’s best-selling consumables product. With potential natural gas consumption reduction through heat pumps and green electricity use, we determined that locked-in GHG emissions are not significant, and therefore, they will not pose any hindrance to our carbon roadmap or SBTi target achievement. QIAGEN has not implemented an internal carbon-pricing system, and we have not purchased carbon credits to finance GHG removals or mitigation projects. For 2025, we defined the following key targets: • Scope 1 and 2: further reduce current year emissions by 4.2% of the 2020 emissions as base year. In 2025, we achieved a 4% reduction in GHG emissions compared to 2024. On a cumulative basis compared against the 2020 base year, we achieved a reduction of 31% or 6,364 tCO2e through 2025. • Supplier engagement goal: Suppliers by spend further developed toward achieving the SBTi target by the end of 2027. (For details, refer to Partnering with our suppliers) We conducted internal reviews and monitor and report on our progress toward these targets. This includes regular updates to the Board. In our current reporting period, we have not yet established separate targets for Scope 1 and 2 individually, nor for all individual Scope 3 sub-categories. We first defined key indicators in 2025, and they will enable us to set related targets by 2026. These targets will continue to evolve in alignment with our transition plan development. Examples of defined Scope 3 indicators include: • Percentage of sustainable aviation fuel (SAF) insetting in logistics (i.e., flight emissions reduced through carbon credits received for financing the use of SAF, Scope 3.4) • Amount of renewable material use (e.g., bio-based polypropylene, Scope 3.1) • Material reduction initiatives (e.g., blister removal, Scope 3.1) • Percentage of waste directed to recycling (Scope 3.5) Several of these indicators contribute to both emission reduction and resource efficiency, supporting circularity goals (see chapter Resource use and circular economy). GHG emissions reduction targets for 2030 Percentage of Scope 1 greenhouse gas emissions reduction (from emissions of base year) 42 % Percentage of market-based Scope 2 greenhouse gas emissions reduction (from emissions of base year) 42 % Policies Our climate policy applies to all employees, especially those in the Climate Working Group and those across the whole value chain, from raw materials sourcing, to developing, producing, packaging and distributing products, to ensure that the impacts and risks are managed effectively. This global policy also applies to all QIAGEN sites and personnel involved in upstream and downstream activities, excluding direct application to customers and suppliers. QIAGEN employees and internal stakeholders can internally access the policy through our document control system. Affected stakeholders would receive information through our Sustainability Statement, our webpage, and social media channels. In setting our Climate Policy, we considered the interests of key stakeholders, including those of employees, customers, suppliers and external climate experts and organizations. Our climate policy outlines our committed targets, as well as how climate-related targets, physical and transition risks, are QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 283 Environment identified and managed. It is aligned with internationally recognized frameworks, including the GHG Protocol, the Science Based Targets initiative (SBTi), and the objectives of the Paris Agreement. Further, it describes how the Climate Working Group is integrated within the organization to address climate change mitigation and adaptation measures. The climate policy was updated in 2025 to reflect the expanded Scope 3 program structure. The Head of ESG Strategy and Impact Programs is accountable for this policy and reports to the Senior Vice President Head of Global Operations. Chaired by the Head of ESG Strategy and Impact Programs, the Climate Working Group reports its progress quarterly to the Executive Committee and semi-annually to the Nomination & Governance Committee of the Supervisory Board. Our corporate energy policy likewise applies to all employees, especially Senior Managers and Site Managers responsible for energy aspects in their areas of control, as well as Line Managers responsible for the implementation of energy-related measures. It reflects our commitment to reducing energy consumption, improving energy efficiency, and transitioning to renewable energy across our operations by integrating energy principles into business decisions, processes and products. The objective of the policy is to promote continual improvement, ensure compliance with applicable regulations, and support active engagement with employees, partners, and stakeholders to advance sustainable energy management, with the interests of these stakeholders considered in the policy's development. QIAGEN employees and internal stakeholders can internally access the policy via our document control system. External stakeholders would receive information through our Sustainability Statement, our webpage, and social media channels. By setting the guiding principles and requirements for responsible energy use, the corporate energy policy aims to reduce greenhouse gas emissions and help mitigate climate change. The Executive Committee is overall accountable for the Energy Policy and monitors execution and progress. Our Global Head of EHS reports its progress to the Vice President Global Quality Assurance & EHS, who reports to the Executive Committee. Actions Our actions to reduce greenhouse gas emissions are designed and implemented as cross-cutting measures that collectively contribute to the achievement of our climate-related targets. They are summarized in our Carbon reduction roadmap. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 284 Environment

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements **Sustainability Statement** Other Information Appendices Page 285

Environment


QIAGEN Carbon reduction roadmap
2020
Base year
2025
Achievements
2026
2027
2030
2026-2030: Goals/Outlook
Start fleet transition to electric cars U.S./Europe
Ongoing fleet transition
Ongoing fleet transitions in Europe and US
Alternative Fuels (such as SAF or SMF) for Shipments
Optimizing cold chain logistics
Ongoing fleet transitions in U.S./Europe
Switch to green electricity at key sites
Start to move to renewable heating in Hilden, Germany
Investment in electrification of heating and improved energy efficiency
Further investment in the electrification of heating and improved energy efficiency
Use of renewable energy for all sites in scope
Hilden site to be at net-zero for Scope 1 & 2
Launch first eco-friendlier product line QIAwave
Develop circular and sustainable design guidelines
Cooperate with customers to identify recycling options
Bio-based initiative or promotion of Go Greener program
Resource Efficiency – Circularity Projects
(e.g. Re-grind)
Promotion of recycled content and circular products
Launch sustainable design based products
SAF, e-cars
Green electricity
Circularity, sustainable materials.

Summary of activities working toward our SBTi target achievement, using 2020 as the baseline year. Years reflect the implementation or the planned implementation of the actions.

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We developed our first draft of the decarbonization roadmap in 2024 by engaging a diverse group of stakeholders, including climate specialists, internal teams and finance leaders. Among others, these stakeholders included experts in energy management, circular economy, supplier and industry partners. We considered a 1.5 °C-aligned transition scenario, consistent with our SBTi commitment, and conducted assessments of our current emissions. Insights from these analysis informed the identification and prioritization of key decarbonization levers by highlighting areas with the highest emissions reduction potential and feasibility.

Our decarbonization roadmap is built on two main levers: (i) decarbonization of our own operations (Scopes 1 and 2) and (ii) decarbonization of our value chain (Scope 3).

	GHG Emissions in base year (2020)	Achieved GHG emission reduction until 2025, compared to base year		Expected GHG emission reduction until 2030, compared to base year[1][2]		Expected GHG emission reduction until 2050, compared to base year[3]	
		t CO2e	%	t CO2e	%	t CO2e	%
Scope 1	10,202	(520)	(5)%	2,760	27 %	9,774	96 %
Scope 2 (market-based)	10,416	6,884	66 %	7,927	76 %	9,927	95 %
Scope 3	405,569	127,633	31 %	101,392	25 %	365,012	90 %
Total	**426,187**	**133,997**		**112,079**		**384,713**	

(1) The expected emission reduction for combined Scope 1 and 2 emissions (approximately 52%) is aligned with our target to reduce combined Scope 1 and 2 emissions by 42% by 2030.

(2) The expected emission reduction for Scope 3 is aligned with our target to reduce emissions from categories 3.6, 3.11, and 3.12 by 25% by 2030.

(3) The expected total emission reduction is aligned with our target to reduce combined Scope 1, 2, and 3 emissions by 90% by 2050.

Details of our decarbonization roadmap are disclosed in the following chapters. The implementation of our climate change mitigation actions is dependent on the availability and allocation of financial, human and technical resources. Execution is overseen through internal governance and prioritization processes.In 2025, the Scope 3 program was expanded to cover all areas, and responsibilities across the extended team were strategically assigned with clearly defined roles.

Decarbonization of our own operations Management of Scope 1 and 2 emissions To achieve our SBTi target of a 42% cut in Scope 1 and 2 greenhouse gas emissions by 2030, the key measures are in place and include transitioning from gas to renewable electricity and acquiring Energy Attributed Certificates (EAC). The Carbon Road Map (CRM) prioritizes our major manufacturing sites in Germany and the U.S. After investing in renewable energy-based technologies for heating in both locations in 2023 and 2024, the focus in 2025 shifted to further evaluating potential projects to achieve the 2030 decarbonization target. In parallel, we have started the implementation of a large heat-recovery heat pump (HRHP) at our Hilden site in Germany. This HRHP was installed at the end of 2025 and will contribute to CO2 reduction in 2026. At the Germantown, Maryland, site in the U.S., we implemented a metering concept and a sitewide energy model in 2025 to validate potential CO2 reduction measures from previous energy audits. The expected outcome will be used to refine the CRM and to schedule the relevant activities until 2030 and beyond. ISO certifications play an important role in advancing our climate strategy. The Germantown, Maryland, site is on track to achieve ISO 14001 Environment Management Systems certification in 2026. Our U.K. site in Manchester, England, is also preparing for ISO 14001 certification in 2026, while the German site in Hilden successfully attained ISO 50001 Energy Management Systems certification in April 2025. In addition, some buildings that are owned or leased by QIAGEN have been certified as "green" at several locations in the last years: Hilden and Stockach in Germany; Manchester in England; and Frederick and Germantown, Maryland, in the U.S. In 2024, QIAGEN signed a new lease for a certified green building in Barcelona, Spain, that is expected to be fully operational in 2026. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 287 Environment Scope 1 & 2 Scope 3 Transition from gas to renewable electricity Acquiring Energy Attributed Certificates Fleet transition in EU and US Installation of wood pellet burner and heat pump Sustainability performance certifications for buildings ISO 14001 and ISO 50001 certifications Sustainable design concepts for product development Reduction of plastics in products and packaging Bio-based plastic pilot project Supplier engagement to meet environmental targets Maturity model to track supplier sustainability Targets for supplier SBTi coverage Key climate change mitigation actions Use of renewable energy As part of our decarbonization strategy, in 2025, we purchased energy attribute certificates (EACs) for Hilden, Germany, as well as for all facilities in the United States and China, which are sourced from unspecified renewable electricity. Our sites in Sweden and in the Netherlands source their EACs from hydroelectric and wind turbines. We are planning to transition other locations to renewable energy sources in accordance with our CRM in the coming years. Decarbonization of our value chain Management of Scope 3 emissions Defining and implementing our Scope 3 decarbonization program presents several challenges. For instance, strict regulatory requirements and quality standards must be carefully considered during product development and manufacturing. To manage this, the Associate Director for Climate and Circularity reports directly to the Head of ESG Strategy and Impact Programs. The Plastic Reduction Working Group, together with teams from, for example, Global Supply Chain, Research and Development, and Procurement, support the development of the Scope 3 decarbonization plan. The objective for the reporting year was to advance sustainability across our operations through targeted initiatives. Key efforts included: • the development of a sustainability criteria matrix intended to support product development and project ideation by enabling informed decisions on material selection. This matrix will help teams evaluate the CO2 impact of various materials, including renewable, recycled and those requiring fewer resources, in comparison to traditional fossil-based materials. • creating templates for calculating the product carbon footprint of our instruments and consumables • the development of a step-by-step approach to transition to supplier-specific, mass-based data, • reducing plastic in products and packaging Our GHG data analysis revealed that plastics are the primary material-based GHG driver, making this a critical focus area. In 2025, we further developed our Scope 3 emissions data model with mass and volume data for key products. This improvement enabled more detailed analysis, allowing us to identify effective decarbonization measures such as adopting bio-based plastics and reducing material use through blister removal. As these improvements represent refinements to the existing Scope 3 calculation models rather than a structural methodological change, they did not alter the underlying calculation logic, and year-on-year changes reflect business activity, volume and assumption updates (as reflected in the Corporate Carbon Footprint below). Both initiatives are expected to deliver measurable reductions in emissions and resource consumption. Additional examples of circularity-focused projects can be found in the Circularity chapter. Building on these insights, we plan to initiate pilot projects in 2026 to further advance our decarbonization strategy. Partnering with our suppliers Collaborating with suppliers is crucial in meeting our greenhouse gas reduction targets. We hold our suppliers to environmental standards that align with our sustainability objectives. Through targeted collaborations, we engage in joint projects, events, and training. Strengthening these partnerships remains a core focus of our approach. Furthermore our commitment toward sustainability and expectations for our suppliers are also reflected in our updated Supplier Code of Conduct, which places greater emphasis on sustainability, circularity and environmental stewardship. In 2025, we deepened engagement with selected suppliers to develop a joint strategy for achieving our climate commitments. This engagement activity involved detailed discussions with key partners on their planned and conducted environmental or climate related activities, and a continued focus on SBTi progress of our top 300 suppliers that compose >90% of QIAGEN's scope 3 emissions. Sustainability measures were built into the 2025 KPIs of each procurement category, with the objective of supporting our SBTi supplier engagement target. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 288 Environment 62%

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In the reporting year we continued the maturity mapping of our suppliers toward achieving this engagement target and categorized them in the following maturity levels:

Level 0: No information available

Level 1: 1 Environmental and 1 Social target

Level 2: Scope 1 and 2 calculated

Level 3: Scope 3 calculated

Level 4: Setting a science-based target in the next 3 years

Level 5: Having a short-term science-based target in line with SBTi

Level 6: Having a net-zero target in line with SBTi

Suppliers with a maturity level between 4 – 6 fall under the SBTi Supplier Engagement Target. In 2025, suppliers accounting for 62% of emissions reached level 4 – 6, which means that additional suppliers corresponding to 5% of emissions, 67% in sum, must be included in our ongoing efforts to further develop and enable them to set their own science-based GHG emissions reduction targets by end of 2027.

QIAGEN SBTi supplier engagement based on emissions (Level 4 – 6)


450
400
350
300
250
200
150
100
50
0
tCO2e
13%
21%
28%
50%
57%
62%
SBTi goal 67%
2020
2021
2022
2023
2024
2025
2026
2027
Purchased Goods
Transportation & Distribution
SBTi Supplier Engagement target

*QIAGEN's SBTi supplier engagement, based on emissions results, are unassured in 2021, 2022 and 2023

In 2025, we conducted individual ESG workshops with identified key partners. In 2026, we plan to further engage with defined suppliers to ensure achievement of our SBTi target by the end of 2027.

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Methodologies and definitions

- The Supplier Engagement Target measures the total emission's percentage of suppliers who have set a science-based climate target (SBT). The Supplier Engagement Target focuses on suppliers from the emission categories – Purchased Goods and Services (Scope 3.1) and Upstream Transportation and Distribution (Scope 3.4). The goal of the engagement target is to ensure that by end of 2027, 67% of QIAGEN's suppliers, measured by their emissions share, have set science-based targets.
- Each year, we review the climate target programs of selected suppliers to assess their maturity and categorize them into different climate readiness levels.

Energy efficiency

Energy consumption and mix	2025 (MWh)	2024 (MWh)
Energy consumption from non-renewable sources		
(1) Fuel consumption from coal and coal products	—	—
(2) Fuel consumption from crude oil and petroleum products	14,231	15,496
(3) Fuel consumption from natural gas	34,845	34,313
(4) Fuel consumption from other fossil sources	—	—
(5) Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources	8,564	8,594
(6) Total fossil energy consumption (MWh) (calculated as the sum of lines 1 to 5)	57,639	58,403
Share of fossil sources in total energy consumption (%)	60.9 %	59.6 %
(7) Consumption from nuclear sources (MWh)	321	375
Share of consumption from nuclear sources in total energy consumption (%)	0.3 %	0.4 %
Energy consumption from renewable sources		
(8) Fuel consumption for renewable sources, including biomass (also comprising industrial and municipal waste of biologic origin, biogas, renewable hydrogen, etc.) (MWh)	2,705	2,390
(9) Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources (MWh)	33,959	36,764
(10) The consumption of self-generated non-fuel renewable energy (MWh)	—	—
(11) Total renewable energy consumption (MWh) (calculated as the sum of lines 8 to 10)	36,664	39,154
Share of renewable sources in total energy consumption (%)	38.7 %	40.0 %
Total energy consumption (MWh) (calculated as the sum of lines 6, 7 and 11)	**94,624**	**97,932**

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Energy intensity from activities in high climate impact sectors[1]	2025	2024
Total energy consumption from activities in high climate impact sectors (MWh)	94,624	97,932
Net sales from activities in high climate impact sectors ($ millions)[2]	2,090	1,978
Energy intensity (MWh/$ millions)	45	50

(1) Our business sector is part of the industrial manufacturing sector. All of QIAGEN's energy consumption is considered as related to high climate impact sectors.

(2) Net sales as shown in Consolidated Income Statement

Methodologies and definitions

Scope and consolidation: Energy consumption data is collected per site per energy type through a central reporting tool. All data was converted centrally into MWh.

Methodological limitations: Energy indicators rely partly on estimates and assumptions where primary energy data is not available. Further, structural changes, acquisitions, or divestments, as well as changes in data availability or measurement approaches, may limit the direct comparability of energy performance over time.

Total energy consumption: Total energy consumption is the sum of fossil energy consumption, nuclear energy consumption and renewable energy consumption.

Fossil energy consumption: Fossil energy consumption encompasses all fossil-based energy consumption that is consumed/combusted at QIAGEN-controlled sites. Fossil energy consumption at QIAGEN includes the fuel consumption from crude oil and petroleum products: heating oil, diesel, and gasoline. Fuel consumption from natural gas: natural gas, propane.

Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources: district steam, electricity.

Renewable energy consumption: Renewable energy consumption encompasses all renewable energy consumption, including renewable electricity from green tariffs, wood waste and biodiesel.

Fuel consumption from renewable sources including biomass: wood waste, biodiesel.

Fuel consumption of purchased or acquired electricity, heat, steam and cooling from renewable sources: Renewable electricity sourced from third parties.

Nuclear energy consumption: Nuclear energy consumption encompasses the average share of nuclear sources in country-specific electricity mixes, applied to the non-renewable portion of the electricity mix. The calculation is based on estimates, using data from the scientific online publication "Our World in Data."

Minimize carbon footprint

In 2025, our Scope 1 and 2 market-based emissions decreased by 4% or 585 tCO_2e compared to 2024, as a result of various activities such as the decommissioning of a combined heat and power plant (CHP) and the extended use of the new wood pellets boiler in Hilden; the replacement of fossil energy using equipment and adjustments to set points in the building management system (BMS) at the Germantown, Maryland, site.

In 2025, our total Scope 3 emissions decreased by approximately 13% (41,560 t CO_2e) compared to the year-ago period.

The overall reduction in 2025 was mainly driven by a decrease in Scope 3.1 Purchased Goods and Services, caused by the application of a new DBEIS spend-based version which strongly affected the emission factors we apply, as well as a reduction in Euro spend and exchange rate effects. Scope 3.4

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Environment

Transportation and Distribution also declined, due to a reduction in both transport-related spend and volume.

In contrast, Scope 3.3 Fuel- and Energy-Related Activities increased due to changes in emission factors, particularly for green electricity. Scope 3.6 Business Travel showed a notable increase, primarily driven by a higher number of business flights, especially within Europe. Scope 3.7 Employee Commuting also increased compared to the previous year, reflecting the application of new commuting assumptions for Asia, including updated modal split data and distances.

An increase was recorded in Scope 3.11 Use of Sold Products, driven by an increase in instrument sales and revised assumptions regarding average lifetime. Scope 3.12 End-of-Life of Sold Products remained broadly stable. Scope 3.5 Waste Generated in Operations increased compared to the previous year, mainly due to a comparable rise in waste quantities.

Finally, Scope 3.15 Investments decreased in 2025, reflecting a reduction in revenues associated with investments.

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Corporate Carbon Footprint

GHG emissions (tCO2e)	Retrospective				Milestones and target years[4]	
	Baseline (2020)	Comparative (2024)	2025	% Change 2025/2024	2030	2050
Scope 1 GHG Emissions						
Gross Scope 1 GHG emissions	10,202	11,378	10,722	(6) %	n/a	n/a
Scope 2 GHG Emissions						
Gross location-based Scope 2 GHG emissions	19,239	14,718	13,215	(10) %	n/a	n/a
Gross market-based Scope 2 GHG emissions	10,416	3,461	3,532	2 %	n/a	n/a
Scope 1 and 2 GHG emissions (market-based)	**20,618**	**14,839**	**14,254**	**(4)%**	**11,958**	**2,062**
Significant scope 3 GHG emissions						
Percentage of primary data in Scope 3 (%)[3]		5%	12 %	140 %		
1 Purchased goods and services[1]	293,619	247,399	196,323	(21) %	n/a	n/a
3 Fuel and energy-related activities	3,007	5,504	6,530	19 %	n/a	n/a
4 Upstream transportation and distribution[1][2]	36,633	21,640	26,498	22 %	n/a	n/a
5 Waste generated in operations[2]	3,628	2,470	1,511	(39) %	n/a	n/a
6 Business traveling	7,900	11,363	14,288	26 %	5,925	n/a
7 Employee commuting	6,613	8,536	9,430	10 %	n/a	n/a
11 Use of sold products	1,534	881	1,375	56 %	1,151	n/a
12 End-of-life treatment of sold products	52,635	20,407	20,699	1 %	39,476	n/a
15 Investments	—	1,371	1,357	(1) %	n/a	n/a
Total Gross indirect (Scope 3) GHG emissions (tCO2e)[5]	**405,569**	**319,571**	**278,011**	**(13)%**	**46,552**	**40,557**
Total GHG emissions[5]	**426,187**	**334,410**	**292,265**	**(13)%**	**58,510**	**42,619**
Total GHG emissions (location-based) (tCO_2e)	**435,010**	**345,667**	**301,948**	**(13)%**		
Total GHG emissions (market-based) (tCO_2e)	**426,187**	**334,410**	**292,265**	**(13)%**		

(1) We are committed that 67% of our suppliers by emissions covering scope 3.1. purchased goods and services and scope 3.4 upstream transportation and distribution, will have science-based targets by 2027 (supplier engagement goal).
(2) In Scopes 3.4 and 3.5 a methodological update was applied to improve the reported data. In Scope 3.4, we use primary data provided by our logistics suppliers, and two of our main suppliers updated their emissions calculation methodologies in 2025. In Scope 3.5, we improved our estimation methodology for the underlying waste activity data. Due to the methodological updates, the 2025 results are not directly comparable with 2024. For comparability purposes, 2024 figures were recalculated using the revised methodology, resulting in 28,572 t CO_2e for Scope 3.4 and 1,414 t CO_2e for Scope 3.5.
(3) The increase mainly reflects the inclusion of Scope 3.6, for which primary data coverage was calculated for the first time. For comparability purposes, the primary data share, including Scope 3.6, was recalculated for 2024, resulting in a primary data share of 9%.
(4) We disclose our targets in line with our SBTi commitments: By 2030, we have committed to reducing our Scope 1 and Scope 2 GHG emissions by 42%, and our Scope 3 GHG emissions by 25% for selected categories (3.6, 3.11, 3.12). By 2050, we have committed to achieving a 90% reduction of Scope 1, 2, and 3 GHG emissions.
(5) This figures for 2030 does not cover all relevant Scope 3 categories and is therefore not comparable with other years.

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Methodology

Overall, we apply the Corporate Accounting and Reporting Standards as outlined in the Greenhouse Gas Protocol (GHG Protocol) for the GHG emissions reporting. Further, we consider the same companies in the GHG accounting as in the financial reporting. Hence, the consolidated GHG emissions include all emissions from subsidiaries where QIAGEN has financial control. Please refer to section General information, Sources of estimation and outcome uncertainty.

Scope 1 covers direct GHG emissions from the combustion of fossil fuels on the QIAGEN premises and by company vehicles. There are no Scope 1 GHG emissions from regulated emission trading schemes.

Scope 2 covers indirect GHG emissions originating from the external generation of electricity for our operational and business activities. They are reported using both a location-based and market-based approach. The market based calculation method for Scope 2 emissions reflects emissions calculated with the energy source mix used by each of our sites and is our first priority. When no site-specific emission factor is available in the market-based calculations, the residual mix is applied. The location-based method reflects the average emissions intensity of grids on which energy consumption occurs and is disclosed in all cases, irrespective of the availability of market-based data.

Scope 3 covers upstream and downstream emissions that occur along our value chain. The sub-categories are reported separately in the table Corporate Carbon Footprint (CCF) by Emissions Category shown above. We initially assessed the material Scope 3 categories in 2018, and with continued monitoring, we will conduct a re-assessment only in case of a triggering event because our overall business model has not changed.

In 2025, we again considered these categories relevant to our operations: Scopes 3.1. (purchased goods and services), 3.3. (energy-related activities), 3.4. (upstream and downstream transportation and distribution), 3.5. (waste in operations), 3.6. (business travel), 3.7. (employee commuting), 3.11. (use phase of sold products), 3.12. (end-of-life treatment of sold products) and 3.15. (investments). The remaining Scope 3 categories are not relevant for QIAGEN as they are either not applicable to the business model or assessed as immaterial due to their negligible impact on total Scope 3 emissions.

Scope 3.1 was calculated using a spend-based approach, applying DESNZ 2022 spend-based emission factors (inflation- and currency-adjusted to 2025) to supplier spend mapped to SAP categories. The supplier spend data is partly influenced by the recalculation of spend into the reporting currency. Secondary data was used, and an average emission factor was applied for companies with a purchase volume of below 50k.

Scope 3.3 was calculated using an activity-based approach based on energy consumption data, applying DBEIS/IEA emission factors. The calculation relies on secondary data.

Scope 3.4 was calculated using a hybrid approach, prioritizing supplier-specific primary data from logistics providers. Where unavailable, emissions are estimated using secondary spend-based data and average emission intensities.

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Environment

Scope 3.5 was calculated using a mass-based approach, applying waste quantities by treatment type to Ecoinvent v3.12 (IPCC 2021) emission factors. Secondary data and estimates are used; transport emissions are excluded in line with GHG Protocol guidance.

Scope 3.6 was calculated primarily using supplier-specific primary data from travel providers. Where unavailable or unreliable, DESNZ well-to-wheel emission factors are applied using activity- or spend-based methods.

Scope 3.7 was calculated using a mass-based model, applying regional assumptions and DESNZ well-to-wheel emission factors. The calculation relies exclusively on secondary data.

Scope 3.11was calculated using an mass-based approach, based on sales volumes, product energy consumption assumptions and an average seven-year lifetime, applying Ecoinvent electricity emission factors. Secondary data only is used.

Scope 3.12 was calculated using a mass-based approach, applying product weights to Ecoinvent v3.12 waste treatment emission factors reflecting typical disposal routes. The calculation relies on secondary data.

Scope 3.15 was calculated applying EXIOBASE emission factors via Climatiq to investment values. Secondary data is used due to limited availability of investee-specific data.

Biogenic CO_2 Emissions (t CO_2e)(1)	2025	2024(2)
Gross Scope 1 biogenic GHG emissions	974	–
Gross Scope 2 biogenic GHG emissions	–	–

(1) We do not report Scope 3 biogenic emissions, as the majority of Scope 3 emissions arise from category 3.1 and are calculated using spend-based DBEIS emission factors, which do not allow for a further breakdown into biogenic CO_2 emissions.

(2) In 2024, these values were not collected.

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Environment

In 2023, we launched a digital tool for facilities to collect and report environmental data more transparently and accurately. By 2025, it evolved into an integrated platform with real-time data validation and streamlined consolidation. Environmental indicators, along with ratios to consolidated net sales per the Consolidated Income Statements, for both short- and long-term performance monitoring, are shown in the table below.

GHG intensity (market-based) per net sales	2025	2024	%
Total GHG emissions (market-based) (tCO_2e)	292,265	334,410	(13)%
Total net sales in $ millions	2,090	1,978	6 %
Total GHG emissions intensity (tCO2e/$ million)	140	169	(17)%

GHG intensity (location-based) per net sales	2025	2024	%
Total GHG emissions (location-based) (tCO_2e)	301,948	345,667	(13)%
Total net sales in $ millions	2,090	1,978	6 %
Total GHG emissions intensity (tCO2e/$ million)	144	175	(17)%

In 2025, both market-based and location-based GHG intensity per net sales decreased by 17%. We use the GHG intensity ratio, which looks at the amount of total GHG emissions including Scope 1 and 2 market-based emissions and all Scope 3 categories emissions in relation to our total net sales (net sales value was retrieved to calculate the GHG emission intensity).

Our corporate carbon footprint


Scope 1+2 emissions
Goal: Reduce by 42% by 2030
CO2
QIAGEN
2025 Emissions
~292k tons
Scope 3 emissions
Goal: Reduce by 25% by 2030
Supplier engagement goal by 2027

Scope 1+2 emissions

- 11k — 1 Company vehicles; combustion of fossil fuels
- 4k — 2 Purchased electricity, heat, or steam

Scope 3 emissions

- 196k — 3.1 Purchased goods and services
- 7k — 3.3 Fuel and energy-related activities
- 26k — 3.4 Upstream transportation and distribution
- 2k — 3.5 Waste generated in operations
- 14k — 3.6 Business traveling
- 10k — 3.7 Employee commuting
- 1k — 3.11 Use of sold products
- 21k — 3.12 End-of-life treatment of sold products
- 1k — 3.15 Investments

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Environment

Resource use and circular economy

Our approach

By thoughtfully reassessing the resources we use and the impacts generated by our products and services, we aim to promote circularity and resource efficiency. Additionally, we strive to stimulate the development of more eco-friendly products with a reduced negative impact on the environment, such as those made from recycled and recyclable materials. Because plastic is our main raw material, it plays a significant role in our resource efficiency and circularity measures. The responsibility for implementing actions toward circularity lies within several areas, including procurement, logistics, production, research and development, service and sales. Integration of circularity and resource efficiency within our daily production and product development processes aims to contribute to our climate change mitigation and emission reduction efforts. The Associate Director for Climate and Circularity led the introduction of the new Scope 3 Program in 2025, as described in the chapter Management of Scope 3 Emissions. The Scope 3 Program is closely linked with our circularity strategy, particularly through sub-categories such as Scope 3.1, Scope 3.11, and Scope 3.12. Within these categories, we explicitly integrate circularity considerations as we define actions for resource efficiency, product life cycle management, and end-of-life recovery. Further, as described in chapter Decarbonization of our value chain, circularity is part of the sustainability criteria matrix, supporting a standardized reflection of theses criteria in our product development processes.

Technical, regulatory, safety and hygiene standards necessitate the use of plastics in the production of many of our products, as well as for transport and packaging. We are actively working to reduce plastics without compromising product quality. To mitigate the adverse environmental impacts caused by plastic in transport, packaging and products, we adopted a "replace – reduce – reuse – recycle – recover" approach.

The material impacts, risks and opportunities related to resource use and circular economy arise from QIAGEN's product-based business model and inform strategic priorities in product design, material selection and value-chain optimization. These impacts occur across QIAGEN's own operations and its upstream and downstream value chain, including sourcing, manufacturing, packaging, distribution and end-of-life treatment of products, primarily affecting the environment, while no material direct impacts on people have been identified in relation to resource use and circular economy. In our Double Materiality Assessment, we identified negative impacts, risks and opportunities related to circular economy as shown in the table below:

Introduction of circularity throughout the value chain


Preferably sustainable sourcing
Bio-based Plastics
Collaborating and developing further
towards SBTi Achievements
Closing the loop
Reduce, reuse, recycle
Transport
service optimization
Customer survey
on waste management
Circularity and resources conservation
Plastic Reduction
Circularity
Suppliers
Customers
QIAGEN

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Environment

	Description	Allocation in the value chain	Time horizon	Topic Sub-topic Sub-sub-topic	Policies
Actual negative impact	Depletion of resources (use of virgin raw material; not enabling alternative secondary raw materials) and cause of pollution due to use of fossil based materials or non-renewable resources (especially oil, gas), which leads to emissions and pollution in nature (destruction of biodiversity, land-use, increase in emissions (CC) etc.)	Upstream	Short-term	E5 Resource use and circular economy - Resource inflows, including resource use	Corporate environment health and safety policy, Plastic policy
Risk	Higher costs could occur as many recycled /secondary alternatives are currently only available at a premium and are more expensive	Upstream	Short-term	E5 Resource use and circular economy Entity specific Sustainable Procurement	Corporate environment health and safety policy, Plastic policy
Opportunity	Lower sourcing, reduced logistic, and operational costs due to optimized usage of materials through, e.g., less weight (thinner materials), deploying the Recycle, Reuse, reduce principles (3R principles) . principles and closing material loops.	Along the whole value chain	Medium-term	E5 Resource use and circular economy - Resources inflows, including resource use; Resource outflows related to products and services	Corporate environment health and safety policy, Plastic policy
Opportunity	Increased product demand as products with a lower carbon footprint and circularity features are more geared toward the expectations of our customers	Downstream	Medium-term	E5 Resource use and circular economy - Resources inflows, including resource use; Resource outflows related to products and services	Corporate environment health and safety policy, Plastic policy
Actual negative impact	Environmental burdens, via spreading into soil and aqueous environment in solid or leachate form, can occur through improper waste handling and disposal in landfills or by incineration	Own operations and downstream	Short-term	E5 Resource use and circular economy - Waste	Corporate environment health and safety policy, Plastic policy
Risk	Increasingly stringent environmental regulations in Europe and the United States may require stricter controls on emissions, waste disposal, and resource use. Non-compliance could result in fines and operational disruptions	Along the whole value chain	Medium-term	E5 Resource use and circular economy - Resource outflows related to products and services; Waste	Corporate environment health and safety policy

While reduced logistics costs and increased product demand were identified, we do not expect them to significantly impact QIAGEN's financial position. Investment costs, slow customer adoption and implementation challenges may delay savings, while external economic conditions, such as high energy prices, could further obscure the opportunities which we identified during the double materiality assessment. The material impacts related to resource use and circularity influence QIAGEN’s value chain and operational decision-making and are addressed through the actions described in this chapter. Targets Plastic Because plastics are QIAGEN’s main material-based emission source, we have expanded the scope of our targeted plastic savings to include transport packaging, primary product packaging and operational plastic waste. Material impacts related to plastics arise from the use of fossil-based, non-renewable resources. We set and surpassed our corporate project-related target to reduce plastics by more than 25 tons in 2025, with an absolute reduction of 35 tons achieved. We continued and expanded actions disclosed in prior periods in 2025, with progress reflected in the plastic target achievement. Especially, we achieved this target by expanding our actions beyond our QIAwave product line to other products. The 2025 plastic target is measured on an absolute basis, by aggregating the savings of all ongoing plastic reduction projects connected to product, operational and transportation plastic. The plastic KPI is calculated on the basis that baseline designs would remain unchanged, compared to a scenario without the implemented reduction measured, and that only directly attributable and quantifiable plastic savings are included. A baseline of 1 January 2025 with a baseline value of 0  tons has been defined for this target, as it is set as an absolute target with progress tracked on an absolute basis. There were no changes to the target, metric, methodologies or underlying assumptions during the reporting period. We set this target voluntarily; it is not required by legislation. With our corporate target, we focus on reducing primary plastic materials such as styrofoam, cling wrap, and plastic trays, and replacing them with renewable materials or eliminating them with innovative approaches. The target supports the sustainable use of resources by prioritizing plastic avoidance, material reduction and substitution, thereby reducing the demand for virgin fossil-based plastics in line with the cascading principle. While these innovative approaches take the interests of customers directed toward more eco-friendly products into consideration, we did not involve external stakeholders in the target-setting process. The plastic reduction target is not based on a quantified science-based threshold, but is an internally defined operational target. The Plastic Reduction Working Group monitors the progress, with regular reporting and accountability measures in place. For our projects in 2025, we had set a target to achieve an absolute plastic savings of more than 25 tons. To work toward this goal, our plastic reduction working group regularly collected and evaluated project ideas. These projects aimed to reduce plastic usage in various areas, including transportation packaging, product plastic components and operational processes. One specific initiative involved using thinner, pre-stretched plastic foil for wrapping pallets. These targets align with identified material sustainability impacts, risks and opportunities related to resource use. For example using less material and products with a lower plastic footprint positively contributes to the identified opportunities of lower logistics costs and an increasing demand for products with a lower emission footprint. Currently, there is no financial effect as we have not yet considered how these opportunities and risks are accounted for. For the optimized use of other materials, we are nevertheless working on incorporating more recycled materials in our product portfolio, also with regard to packaging (read more in the section Portfolio and product development below). In 2025, we defined a long list of additional indicators, as described in chapter Climate Change, including the SAF deployment and the amount of renewable material used. In 2026, we plan to shortlist a set of indicators that will help to monitor the emission reductions and the circularity contributions of our actions, and to define the emission-reduction targets in 2027. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 299 Environment Waste management In 2024, we collected data on waste disposal methods to identify targets to reduce the amount of waste going to landfills and incineration by 2030. Although we do not have official waste-reduction targets in place yet, they were defined in 2024 and detailed in 2025. These targets are undergoing the approval process and are expected to be fully adopted in early 2026. Waste targets will be used to steer improvements such as recycling, recovery and reuse at our operational sites. Policies Corporate Environment, Health and Safety (EHS) Policy QIAGEN’s Corporate Environment, Health and Safety (EHS) Policy provides the overarching framework for managing environmental impacts related to resource use, waste generation and pollution across own operations. The policy applies globally to all QIAGEN sites and employees and establishes binding requirements for compliant handling, storage, treatment and disposal of materials and waste. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 300 Environment 35 tons of plastic reduction, exceeding the target of 25 tons in 2025 Result of expanded plastic reduction in 2025 Plastic footprint reduction Reduce Replace Recycle

Waste management practices described in this chapter are derived from and governed by the Corporate EHS Policy and are not a standalone policy. In line with the waste-hierarchy principle, the policy requires sites to prioritize waste prevention, reuse, recycling and recovery, and to ensure compliant disposal where avoidance is not possible. The EHS Policy is informed by internationally recognized standards and regulatory frameworks, including ISO 14001 Environmental Management Systems and applicable waste and chemicals legislation. The policy is available to employees via QIAGEN’s document control system and intranet; relevant information is communicated externally through the Sustainability Statement and QIAGEN’s website. Monitoring and oversight are ensured through site-level controls, internal audits and regular EHS reporting to central functions and management. Responsibilities for implementation rest with site leadership, with escalation mechanisms in place to address non-compliance or significant deviations. Plastic policy In support of our reduction efforts, we adopted a plastic policy in 2024, pointing out circularity aspects by referring to the principles of replace, reduce, reuse, recycle and recover, considering the waste hierarchy. The plastic policy addresses QIAGEN’s material impacts related to resource depletion, fossil-based plastics and plastic waste across the value chain. The policy outlines how QIAGEN can reduce its resource depletion by implementing alternative materials and feedstocks or replacing single-use plastics with reusable, durable, repairable items for the opportunity of optimized usage of materials. It contributes to UN Sustainable Development Goal 12 (Responsible Consumption and Production), and supports sustainable sourcing through the investigation of alternative materials, recycled and recovered content, and design-for-recycling requirements. The Plastic Policy is informed by internationally recognized principles and standards, including the waste-hierarchy reflected in EU waste legislation and ISO 14001 Environmental Management Systems. The policy is available to our employees through our document control system and our intranet. Affected stakeholders would receive information through our Sustainability Statement, our webpage, and social media channels. In setting our Plastic Policy, we considered the interests of these key stakeholders. The plastic policy establishes our actions - primarily in QIAGEN’s own operations - to reduce the plastic footprint caused by QIAGEN’s products and business activities, thereby reducing the use of environmentally harmful substances and non-renewable resources: • investigating and implementing alternative materials, • labeling our products accordingly and providing recycling instructions, • integrating the design-for-recycling requirements into the product development process, • replacing single-use plastics with reusable, durable, repairable items, • amending product development standard operational procedures (SOPs) The actions outlined in the plastic policy, and described in more detail in the next chapter, are ongoing and implemented continuously. They are intended to be completed or further developed on a rolling basis in the short- to medium-term. The policy is applied across the organization, and the Plastic Reduction Working Group, a sub group within the Climate Working Group, is accountable for its monitoring and implementation. This includes monitoring the impacts of projects connected to the use of plastic, tracking progress against plastic reduction KPIs, and reporting at group level. The policy addresses actions that occur in the upstream (e.g., sourcing alternative materials) and downstream value chain (e.g., recycling instructions for end-users). QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 301 Environment Waste management practices The waste-management practices described below are derived from and governed by QIAGEN’s Corporate Environment, Health and Safety (EHS) Policy. Our operational waste is generated primarily from production, research and development activities conducted at our sites. Our waste is classified into two main waste streams: non-hazardous and hazardous. Hazardous waste consists of electronic, electrical, chemical and biological waste and non-hazardous consists of paper, cardboard, plastic, glass and compostable waste. To prevent the negative impact of improper waste handling and disposal into landfills, we have internal controls at our sites designed to ensure compliant storage, removal and disposal at end of life. We have global procedures for the management of waste, which instruct our sites to apply the theory of waste hierarchy to minimize waste and implement waste management practices at their site. The waste hierarchy comprises the prevention of waste, the reuse of materials, the recycling of materials, the recovery and disposal of waste. The local sites apply these procedures with documented internal controls which are specific to the waste streams produced at their site. The site leadership are responsible for implementation aiming at reducing the risk of non-compliance with increasingly stringent regulations and to avoid fines or operational disruptions. Actions and resources related to resource use and circular economy actions Plastic Feedback from events, surveys and investor calls indicates that our customers expect QIAGEN to invest in alternative materials and in environmentally conscious solutions, all while remaining cost-sensitive and competitive. Our decision to minimize the use of plastic, therefore, aims to reduce the risk that our customers will seek out other suppliers who can provide more environmentally friendly products. If our products feature a lower carbon footprint and circularity, then we create an opportunity for increased demand because the products meet customers’ expectations. Our global cross-functional Plastic Working Group is working on identifying the opportunities to reduce plastic use and is exploring alternative materials that are among other things resource efficient, recyclable and/or renewable and cost-effective. In order to identify the biggest leverage, we conducted an initial assessment in 2019, a life cycle assessment (LCA) in 2021 of the QIAamp DNA Mini Kit, one of our bestselling products. The detailed report on the LCA can be found on our website under Sustainability. Based on the results, we received confirmation that the plastic within our kits is the main contributor to our Corporate Carbon Footprint (CCF). That is why we have focused our strategy and business model on plastics. Portfolio and product development Our plastics target focuses on minimizing primary raw materials, but we also consider circular economy aspects in the design and development of our products by incorporating recycled materials into our products and dematerializing plastics in products and packaging. Optimized use of materials can also be achieved through closing material loops, including materials used and alternative logistic options. For example, our QIAwave products require less material than standard kits. In addition, the collection tubes in the QIAwave kits are made from 100% recycled material. The QIAwave kits are packaged in FSC-certified cardboard boxes and polyethylene and low-density polyethylene plastic bags. The blister packs have been removed from the packaging as part of QIAGEN’s dematerialization efforts in the upstream value chain. The FSC-certified boxes are considered as a reliable chain of custody certification. This enables approximately 76% recycled content in the entire packaging system. Processes and indicators for circular design are considered in the sustainability matrix as described in chapter Decarbonization of our value chain, focusing on secondary and alternative raw materials. The sustainability criteria matrix is planned to be introduced to further support our product development teams in QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 302 Environment

making informed decisions during the product development processes. A project team has been established to ensure a harmonized approach. In 2025, we optimized the plastic consumable concept for a new, high- throughput sample preparation platform, the QIAsprint Connect, launched in February 2026. The new innovative plastic concept reduces plastic use up to 50% and packaging volume by up to 40%, lowering waste and optimizing transport and storage of the plastic consumables. Go Greener program QIAGEN’s Go Greener program launched in 2025, is an initiative designed to enable customers to make more sustainable choices in the laboratory. Through this program, QIAGEN highlights products designed to be less hazardous, generate less waste, for shipping with reduced environmental impact and enhanced stability. The products included in the program can be easily identified by the green leaf symbol when browsing QIAGEN’s website. As we are committed to optimizing our products for their sustainability and to ensuring that all eco-friendlier claims are documented transparently, each of our environmentally friendlier products has a fact sheet that clearly outlines the associated sustainability claims. Circularity and lifecycle analytics Several studies and LCAs were commissioned in the last years to better understand GHG emissions and circular economy related aspects of our business and optimize our products. The increased understanding of data due to the studies enabled us to run scenario analyses, with which we can measure the impact of actions taken and prioritize activities with the greatest optimization potential in the coming years. The estimated rate of recyclable content in our products and their packaging (recyclability) is 76% (2024: 70%). This estimation was specifically focused on one of our best-selling products, the QIAamp DNA Mini Kit, which represents the consumables category. The analysis considered the main materials used in the kit: plastics and paper, which together account for more than 80% of the kit's weight. The scope of this assessment is limited to consumables and does not include laboratory instruments. For more details, please refer to the Life Cycle Assessment (LCA) of the QIAamp DNA Mini Kit available on our website at www.qiagen.com/sustainability. In principle, all QIAGEN products and packaging can be recycled at the component level. However, local waste recycling requirements must be considered, especially if components become contaminated during use. In the next step, we will conduct a more detailed analysis of the recyclability of our top-selling products and their packaging in the mid-term. For one of our instruments, QIAstat-Dx, an LCA was performed in 2024 by an accredited scientific partner. After completion the LCA of QIAstat-Dx, the focus in 2025 shifted to evaluating product carbon footprints. Templates were created to support the preliminary assessment of environmental impacts resulting from various material selections or design choices. This enables a tradeoff for alternative materials at the early stages of design. Biobased pilot project We launched a bio-based polypropylene (PP) pilot project. This decision followed the validation of its carbon footprint by Fraunhofer ICT by means of a LCA. The project focuses on sourcing sustainable materials within the upstream value chain and applies to our global operations. In 2025, we completed a pilot project to convert our QIAcube Rotor Adapter to bio-based PP. This will be licensed to the International Sustainability & Carbon Certification (ISCC) Plus program and will be launched in 2026. The findings from this pilot project provide a framework to support further decision-making around the use of bio- based plastic resin in other suitable products, and offer a promising solution for QIAGEN's and its customers' decarbonization program. Best practice mapping for sustainability initiatives In 2025, a "Best Practice Mapping" approach was applied to identify projects with measurable sustainability impact—such as reducing packaging material or optimizing material usage—that had been successfully launched in one region. These projects were analyzed for potential implementation in other regions. This approach has a specific focus on transportation and distribution activities. It was launched to evaluate opportunities for scaling positive impacts from QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 303 Environment regional to global level. A set of feasibility projects are being documented to support circularity and sustainability objectives. The initiatives aim to reuse materials and reduce resource consumption, e.g., by shifting to paper-based options and replacing Styrofoam and plastic components. All initiatives are currently recorded and assessed by local teams for feasibility and scalability. Development of emission calculation methodology In 2025, we initiated a phased transition from a spend-based to a mass-based approach for calculating Scope 3.1 emissions. Pilot projects were launched for chemicals, bio-reagents, and plastics to improve data accuracy and transparency. Mass data for chemicals and bio-reagents was collected and combined with emission factors mainly from Eco Invent 3.11 and for certain chemicals, supplier-specific emission factors are applied to calculate emissions. Initial results showed that the mass-based method provides significantly lower and more accurate emissions compared to the spend-based calculations. Additional pilots are planned to expand data coverage and support full transition in line with GHG Protocol requirements. Waste management actions In 2025, we completed a successful pilot at our Hilden, Germany, site, demonstrating the potential of pyrolysis—a chemical recycling process—to convert plastic laboratory waste into high-quality oil for reuse in chemical feedstock. Although a full transition from incineration to vendor-managed pyrolysis by 2025 was not feasible due to supplier and technology readiness, this initiative marks an important step toward circular solutions. We remain committed to advancing this approach as technology evolves in the future. Metrics Materials used (resource inflows) Please refer to the definitions and methodology below. The extrapolated total weight of technical and biological materials used for manufacturing products, including product packaging, and providing services in 2025 was 10,126.8 tons (2024: 8,867 tons). The total amount of biological material is 927.7 tons. The share of biological materials is 9.2%. QIAGEN did not disclose these figures in 2024. For packaging, we used 920.3 tons of cardboard (2024: 902 tons). Furthermore, we used 5.4 tons of enzymes for our products (2024: 0.3 tons). The weight of the reused or recycled secondary materials used for product manufacture incl. packaging and services was 798.4 tons (2024: 334 tons), accounting for 7.9% of the total materials (2024: 3.8%). QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 304 Environment

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Environment

Resource inflows: Methodologies and definitions

- The weight of products and materials used was determined using raw material data from Hilden, Germantown, Shenzen and Frederik as recorded in SAP. This data was then extrapolated based on revenue data ratio from all QIAGEN sites.
- The weight of renewable input materials sourced from regenerative origins was calculated for cardboards, enzymes and other biological materials (e.g. DNA fragments and antibodies). Other biological materials were considered for the first time, as this data had not been available in previous reporting periods. Cardboard consumption data was reported for all QIAGEN sites. For enzymes and other biological materials, actual data from Hilden, Germantown, and Frederick was used.
- The weight of reused or recycled (non-virgin) products and materials mentioned above was calculated with actual data on plastic consumption and cardboard use; data on the share of recycled content in cardboard was available only for Hilden. This share has been applied to all cardboard used in QIAGEN.
- The total share of biological material was calculated by dividing total weight of cardboard, enzymes and other biological materials by the total weight of all products and materials. The data source and extrapolation is the same as stated above.
- The share of recyclable materials in products is determined based on a life-cycle assessment (LCA) conducted for the QIAamp DNA Mini Kit. Laboratory instruments are excluded from the calculation, as their contribution to the recyclable material share of sold products is currently not assessed due to limited availability of reliable recycling data and their comparatively low relevance in terms of mass.

Resource outflows: Waste management

Waste production by type (In tons)	2025 Total	2025 Percentage	2024 Total	2024 Percentage
Non-hazardous waste	1,138	70 %	1,054	70 %
Hazardous waste	478	30 %	444	30 %
Radioactive waste	—	— %	—	— %
Total waste	**1,616**	**100 %**	**1,498**	**100 %**
Recycled:				
Non-hazardous waste recycled	808	71 %	767	73 %
Hazardous waste recycled	54	11 %	23	5 %
Total recycled waste	**861**	**53 %**	**790**	**53 %**

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Environment

Waste production by type (in tons)	2025 Total	2025 Percentage	2024 Total	2024 Percentage
Non-hazardous waste:				
Non-recycled waste:				
Anaerobic digestion	27	2 %	24	2 %
Composting	—	— %	9	1 %
Incineration (mass burn)	57	5 %	71	7 %
Landfill	246	22 %	183	17 %
Total non-recycled waste	331	29 %	287	27 %
Recycled waste:				
Recovery, including energy recovery	436	38 %	448	43 %
Recycling	371	33 %	319	30 %
Preparation for reuse	—	— %	—	— %
Total recycled waste	808	71 %	767	73 %
Total non-hazardous waste	**1,138**	**100 %**	1,054	100 %
Hazardous waste:				
Non-recycled waste:				
Incineration (mass burn)	393	82 %	398	90 %
Landfill	4	1 %	3	1 %
Medical waste incinerated	28	6 %	20	4 %
Total non-recycled waste	424	89 %	421	95 %
Recycled waste:				
Recovery, including energy recovery	36	8 %	7	1 %
Recycling	17	4 %	16	4 %
Preparation for reuse	—	— %	—	— %
Total recycled waste	54	11 %	23	5 %
Total hazardous waste	**478**	**100 %**	**444**	**100 %**

Resource outflows: Methodologies and definitions

- Based on actual data for the main manufacturing sites, we have analyzed hazardous and non-hazardous waste data. We then extrapolated this data to all other manufacturing sites.
- Subsequently, we incorporated data for all of our largest principal supply chain entities. We do not anticipate material impacts from sales entities, as they do not hold significant stock in their warehouses; all deliveries are shipped directly from the principal supplying hub to the customer. To account conservatively for residual waste quantities from smaller entities not included in the primary data set, a flat uplist of 5% was applied.

Resource outflows: End-of life treatment of sold products

End-of-life treatment of sold products includes all products sold to the market, including packaging. Our main products are consumable products (sample and assay kits for Life Sciences and diagnostics), instruments and automation systems.

Our assays typically consist of plastic tubes containing reagents and buffers. Plastic components are one key material and are generally disposed of after use due to contamination with samples considering local regulations. It is assumed that non contaminated plastic components and packaging are discarded in the markets where they are sold and that the end-of-life treatment follows the general procedures of the household and regulated waste for each market.

With the One-Time Services for instruments, QIAGEN offers a range of flexible solutions for laboratories. The QIAGEN service team works closely with clients to ensure instruments run smoothly during the product life-time. The average life-time for instruments is 5 – 10 years. QIAGEN offers following services to extend the life-time of instruments:

• Preventive Maintenance and Inspection Services to maintain the reliability and full functionality of instruments • Original manufacturer’s parts to ensure quality replacements • Instrument repairs to ensure proper functioning and maintain uninterrupted laboratory operations. To measure the repairability of our Instruments, QIAGEN tracks "Mean Time Between Repair (MTBR)." This data is collected for each instrument group and enables us to monitor our repairability actions. As a supplier, manufacturer and distributor of medical equipment (instruments) which is classified as Electrical and Electronic Equipment (EEE) and Battery Containing Devices (BCD), we recognize our Extended Producer Responsibility (EPR) responsibilities based on worldwide regulations. We endeavor to ensure that our branded electrical and electronic products are managed responsibly at the end of life by collaborating with the Reverse Logistics Group Recycling Network Europe (RLG RENE GmbH) organization. Our collaboration with RENE RLG for the collection of EEE ensures that these items are treated according to the principles of environmental protection, which include recycling within the country of collection. In accordance with country-specific requirements, QIAGEN subsidiaries are registered with the respective authority or take-back program. Details can be consulted on our website. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 307 Environment QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 308 Social Social The foundation of QIAGEN’s success is its dynamic and diverse workforce. QIAGEN is committed to respecting equal opportunity for all employees and to fostering a work environment where talent, performance and professional development drive career progression. 6 certifications for fair pay covering 65% of our workforce 10 local employer of choice awards 100% Equality 100 Award from the Human Rights Campaign >75% in the Transactional Net Promoter Score (NPS-T) for Service

Own workforce QIAGEN as an employer of choice QIAGEN has approximately 5,700 employees representing 75 nationalities across 35 sites in more than 25 countries. Our workforce comprises sales representatives, employees in research and development, in administrative services as well as employees working at our production sites. QIAGEN has developed an understanding of how certain groups within its workforce may be at greater risk of negative impacts based on the nature of their roles, working conditions, or specific activities performed. This is informed through the Double Materiality Assessment, enterprise risk-management processes, occupational health and safety risk assessments, workforce data analysis, and employee engagement mechanisms. Particular consideration is given to employees working in operational, laboratory, or production environments, shift-based roles, and other contexts with elevated health, safety, or workload risks. The outcomes inform preventive and mitigating measures and are integrated into workforce-related policies, controls, and management practices to prevent or mitigate negative impacts. Additionally, QIAGEN engages external personnel in specialized fields such as production, logistics, software engineering, IT and communications. Our approach At QIAGEN, we recognize that our employees are the foundation of our success. Our long-term growth and achievements rely on the expertise, dedication and contributions of our workforce. Our approach prioritizes attracting, developing and retaining high-performing employees based on their skills, experience and merit. We are committed to respecting equal opportunity for all individuals, fostering a work environment where talent, performance and professional development drive career progression. QIAGEN aims to be successful in talent attraction and is continuously looking to hire qualified and motivated candidates with excellent skills, experience and potential. QIAGEN is also dedicated to developing a global highly skilled workforce that can drive long-term business success. We believe that employee growth is achieved through hands-on experience, structured learning and collaborative knowledge-sharing. Progress towards the objectives of QIAGEN’s workforce development approach is broadly in line with initial planning. Over time, the focus has remained consistent, with incremental enhancements reflecting evolving business needs, technological developments and workforce expectations. Ongoing monitoring through performance and development reviews supports adjustment where needed. As we adapt to technological advancements and evolving market demands, we emphasize continuous learning, leadership development and workplace innovation. This transformation requires both individual and collective adaptability in making sure that all employees—regardless of background— have the tools and resources necessary to advance their careers. The actual and potential impacts on QIAGEN’s own workforce identified through the IRO-1 and Double Materiality Assessment are considered in the development, implementation and, where relevant, adaption of QIAGEN's strategy and business model, including our growth priorities, global operations, evolving capability needs and ongoing technological change. In particular, impacts related to skills development, employee engagement, fair working conditions and occupational health and safety are considered when shaping priorities for workforce planning, capability building and long-term value creation. At the reporting date, QIAGEN had not identified material changes to its overall strategy or business model as a result of the actual and potential impacts on its own workforce. QIAGEN seeks to ensure that its own practices do not cause or contribute to material negative impacts on its workforce through the application of global policies, governance structures, and internal control processes covering human rights, fair employment practices, occupational health and safety, data protection, and ethical conduct. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 309 Social Workforce-related risks are identified and managed through the Double Materiality Assessment, enterprise risk-management processes, and regular HR and compliance reviews, including consideration of practices related to procurement, sales, and data use where relevant. Where potential tensions arise between preventing or mitigating workforce impacts and other business pressures, decisions are guided by applicable laws, internal policies, and QIAGEN’s Code of Conduct and Ethics, with the objective of prioritizing the protection of employees. Employees can raise concerns through established channels, including line management, Human Resources and the QIAintegrity Line. Reported issues are assessed and addressed through defined investigation and remediation processes, with insights used to strengthen controls and prevent recurrence. Our workforce-related impact: The material workforce-related impacts influence QIAGEN’s organizational decision-making and are addressed through the policies and actions described in this chapter. They arise from our own activities as an employer, including working conditions, skills development and occupational health and safety across its global research, manufacturing and commercial operations. Training and skills development In our 2025 materiality assessment, we identified one material impact related to training and skills development: Contribution to employee satisfaction and motivation through diverse employee development actions and engagement tools. QIAGEN continues to enhance its global recruiting processes to remain agile and competitive in a rapidly evolving landscape. In addition, our ongoing investment in employee development programs and engagement initiatives reflects our commitment to fostering greater satisfaction and motivation among our workforce. Description Allocation in the value chain Time horizon Topic Sub-topic Sub-sub-topic Policies Potential positive impact Contribution to employee satisfaction and motivation through diverse employee development actions and engagement tools Own operations Short- term S1 Own workforce Equal treatment and opportunities for all, Training and skills development Global HR learning and development policy QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 310 Social

Targets The targets described under “QIAGEN as an employer of choice” are measured using internally defined workforce and role data, supplemented by externally validated benchmarks where applicable. For these targets, 2025 represents the base year following the centralization of governance and formalization of measurement approaches. Baseline values are therefore established for 2025. No changes to targets, underlying metrics, methodologies or significant assumptions occurred in 2025; limitations primarily relate to the scope and methodology of external benchmarks and internally available data. In addition to the Employer-of-Choice recognition objective, QIAGEN has defined quantitative own-workforce targets to ensure an appropriate overall voluntary turnover rate below 10% and to review and standardize global pay practices. Progress against the turnover target is monitored using internal HR data. In 2025, performance remained broadly in line with initial planning, with year-on-year changes reflecting normal workforce dynamics rather than structural shifts. Progress on global pay practices is assessed based on the coverage of locations reviewed and certified for fair pay. In 2025, progress remained in line with initial planning, supported by an increasing number of reviewed and certified locations and no significant QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 311 Social QIAGEN — Great Place To Work Our commitment to excellence also extends to our QIAGENers 10 Great Place to Work Awards Mexico USA UK Brazil UAE India China Taiwan Hong Kong Philippines adverse trends identified. No changes to these targets or their measurement approaches occurred in the reporting period. We conduct an annual global employee survey, Pulse Check, to track employee engagement trends and inform people initiatives. The 2025 Pulse Check showed positive development across all survey questions and an increased participation rate. In addition, QIAGEN monitors turnover rates as a separate indicator of the effectiveness of its programs in supporting the continuous development of employees. In 2025, we met our global target to be externally recognized for our efforts and be designated as an ”employer of choice” with at least one award or certification per region. Great Place to Work has certified 10 (2024: 9) of our subsidiaries as a Great Place to Work: Brazil, Mexico, U.S., U.K., UAE, India, Philippines, China, Hong Kong and Taiwan. Great Place to Work is an independent, external assessment based on a standardized methodology and measured through a confidential employee survey covering credibility, respect, fairness, pride and camaraderie. Certification outcomes are determined solely on employee survey results and, where applicable, may be complemented by a qualitative review of organizational practices. Together, these elements provide externally benchmarked insights that support QIAGEN’s disclosures on workforce engagement processes and the effectiveness of related actions in line with ESRS S1 requirements. This target was monitored by the Executive Committee throughout the year and can be reviewed anytime by management on internal dashboards. QIAGEN’s social targets are defined for material workforce-related sustainability matters identified through the Double Materiality Assessment and are approved through established governance processes involving senior management and relevant functional owners. Target setting is informed by internal consultations with Human Resources, Compliance and subject-matter experts, and by engagement with employees and employee representatives where applicable (including surveys, management dialogue and works councils). Progress is monitored through defined indicators and regular management reviews, with performance assessed against initial plans and trends reviewed to identify significant changes or areas requiring corrective action. Policies The Global HR Learning and Development Policy is overseen by the Senior Director, Head of Learning and Development, who reports to the Senior Vice President, Head of Human Resources. The policy is developed by the Head of HR Learning and Development and reviewed by the Head of HR and the Head of Compliance to ensure alignment with organizational and HR strategy, as well as compliance requirements. The policy addresses material impacts, risks and opportunities related to employee skills, leadership competencies and career development, and is monitored through tracking goal completion, development actions and leadership assessments. The Global Learning and Development Policy was developed based on common industry standards and benchmarks and is designed to align with QIAGEN’s business model, organizational structure and workforce. The policy is not externally certified. The policy applies to QIAGEN employees globally and governs aspects of employee training and professional development, including: • Learning Programs, which provide employees with structured training modules, workshops and online courses to enhance technical and leadership skills. • Coaching and Mentoring, which offer mentorship programs to support career growth and leadership development. • Performance Feedback Tools, which equip employees with assessment resources to track their professional progress and career potential. All employees participate in regular performance and career-development reviews. The Global HR Learning and Development Policy is made available to managers through QIAGEN’s document management system. Managers are QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 312 Social

responsible for implementing the policy within their teams and for supporting employees in accessing relevant training, development opportunities and performance feedback tools. The Human Resources function provides guidance and support to managers to ensure consistent application of the policy across the organization. General processes for workforce engagement and remediation To encourage transparency, accountability and workforce engagement, the following channels are established for all employees to provide feedback and report concerns: • Direct Reporting to HR and Management – Employees can raise concerns directly with HR representatives, line managers, or works councils. The Senior Vice President Head of Human Resources is accountable for oversight. • QIAintegrity Line – Our confidential and anonymous reporting platform is available publicly online. The Vice President, Head of Legal Affairs and Compliance is accountable for this reporting channel, and around 10 Compliance team members support related duties. Reports are investigated, monitored and documented. QIAGEN employees are made aware of the QIAintegrity Line through QIAverse (internal SharePoint) and our webpage. More information, including remediation, is provided under Business Conduct. QIAGEN commits to respecting internationally recognized third-party standards through the implementation of its workforce-related policies, including the UN Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work, and the OECD Guidelines for Multinational Enterprises. Alignment with these standards is embedded in policy design, implementation, and monitoring across QIAGEN’s global operations. Actions Annual Pulse Checks QIAGEN conducts an annual global employee survey (“Pulse Check”) to gather workforce feedback on workplace conditions, sustainability and leadership effectiveness. The survey is administered via an independent platform and is accessible anonymously to all employees. Overall accountability rests with the Senior Director, Head of Global Employee Engagement, reporting to the Senior Vice President, Head of Human Resources. Survey results are communicated through global and local town halls and translated into action plans to inform QIAGEN’s employee engagement priorities. In 2025, scores improved across all 12 survey questions and participation increased to 78%, up from 72% in 2024. Workforce perspectives are further integrated through ongoing dialogue between employees, line management and Human Resources, and engagement with works councils or employee representatives where applicable. Insights from these mechanisms inform management decisions, policy adjustments and actions to address actual and potential workforce-related impacts and to support continuous improvement. Recruitment Enhancing global recruiting strategies has also been a focus in 2025. Particularly, QIAGEN engaged in these key activities: • Hiring Manager Interview Training – In 2025, we launched specialized interview training globally for hiring managers. This training helps improve hiring decisions, run structured interviews and apply interview techniques, ensuring a bias-free and legally compliant process. • Objective Hiring Assessments – We have further used psychometric assessments for upper management positions to improve decision-making and unbiased hiring. These assessments evaluate candidates' professional competencies, workplace behavior and leadership potential, enabling that selections are based on qualifications and cultural fit rather than subjective criteria. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 313 Social • In 2025, we launched a new global Applicant Tracking System (ATS) as part of our global HRIS initiative to unify and optimize recruitment workflows across all regions. This implementation ensures a consistent, compliant and candidate-centric hiring experience while reducing administrative complexity. This transformation positions us to scale efficiently, maintain regulatory compliance and deliver a positive hiring experience worldwide. Employee development We base our employee development approach on the 70–20–10 model, which emphasizes learning through on-the-job experience (70%), collaboration and mentoring (20%) and formal training (10%). This framework ensures continuous, practical and relevant development that creates lasting value for both employees and the organization. In 2025, we advanced our global development agenda by rolling out our Leadership Program for different management levels and launching our 7th highly successful global Mindr mentoring program, enabling employees to benefit from cross-functional guidance and long-term career support. As part of our annual Performance and Development cycle, we also introduced Development Information Days/Weeks at major sites to showcase our development tools and foster open dialogue. These initiatives reinforce our belief that every employee is the owner of their own development. Employee benefits and Social protections QIAGEN is committed to supporting employee well-being through social protections and benefits, to promote fair working conditions and support work- life balance. Globally we have a minimum primary-care parental leave and family-related support that is provided to all employees regardless of gender or marital status. We provide: • Wages and working hours compliance • Social Protections – Covering sickness, employment injury and retirement • Family-Related Leave Options – Including maternity/paternity leave, marriage leave, compassionate leave and childcare leave • Global Employee Assistance Program (EAP) – Free, confidential service for mental health, family care, legal and financial support • Special leave for volunteering The actions described above are ongoing and are not linked to a defined completion date; they are reviewed and adapted through QIAGEN’s regular people management and governance processes. Progress is monitored through a combination of quantitative indicators (e.g., participation rates, survey results, system roll-outs) and qualitative assessments (e.g., expansion of programs and tools), with year-on-year improvements disclosed where applicable. Commitment to human and labor rights As a European Union-based company with international operations, we recognize international and local labor laws and employee rights regulations. QIAGEN upholds human rights and labor protections as fundamental principles that safeguard individual dignity, freedom and fairness in our operations, business partnerships and communities. Our human rights policy and Code of Conduct and Ethics outline our ethical and legal commitments with the objective that all employees and business partners operate in alignment with global human rights standards. The policies refer to the UN Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work and the OECD Guidelines for Multinational Enterprises. They explicitly address trafficking in human beings, forced labor or compulsory labor and child labor. The Nomination & Governance Committee is accountable for these policies. In 2025, QIAGEN found no incidents of forced labor, child labor or human trafficking within its direct operations. Furthermore, no sites were identified based on their location and operation as being under significant risk for child labor, forced labor or compulsory labor. As no incidents were noted in 2025 QIAGEN did not pay any fines. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 314 Social

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Incidents, complaints and severe human rights impacts	2025	2024
Total number of reported incidents of discrimination, including harassment	7	8
Number of complaints filed through channels for own workers to raise concerns	24	8
Number of complaints (where applicable) filed to the National Contact Points for OECD Multinational Enterprises	–	–
Amount of material fines, penalties and compensation for damages as a result of discrimination, including harassment	–	–
Number of severe human rights incidents	–	–
Number of severe human rights incidents, of non-respect of the UN Guiding Principles on Business and Human Rights, ILO Declaration on Fundamental Principles and Rights at Work or OECD Guidelines for Multinational Enterprises	–	–
Number of fines, penalties and compensation for damages because of violations regarding social and human rights factors	–	–

Basis of preparation

Incidents, complaints and allegations of severe human rights impacts are measured based on cases recorded through QIAGEN's QIAintegrity Line and substantiated information received through other formal communication channels (e.g., employee or stakeholder e-mails). The metric assumes that all substantiated cases are captured through these channels; reported cases are subject to internal assessment and classification in accordance with defined investigation procedures.

Workforce composition and data

As of December 31, 2025, QIAGEN's workforce comprised 5,573 (2024: 5,765) employees. QIAGEN operates globally, with most employees based in Organization for Security and Co-operation in Europe (OSCE) member countries, especially in Europe, Central Asia, and North America. We follow labor regulations relevant to our global operations while providing flexible work arrangements to accommodate operational needs. Employment types globally include permanent, temporary, full-time and part-time contracts.

Methodologies and definitions and significant assumptions

- Workforce metrics, including headcount, attrition and turnover, are compiled on a consolidated basis for QIAGEN and its fully consolidated subsidiaries, consistent with the scope of the financial statements excluding Parse Biosciences, Inc..
- The own-workforce composition metrics (including employees by gender, age group and top management level) are compiled on a consolidated basis using data from QIAGEN's central HR information systems at year-end. Employees are classified based on contractual and organizational status as of the reporting date. Age groups are determined using date of birth recorded in the HR systems, and top management is defined in accordance with QIAGEN's global role and job-grading framework. Data reflects employees with an active employment contract at year-end; timing differences or local classification practices may affect comparability across entities.
- Data are sourced from QIAGEN's central HR information systems (SAP HCM) and local payroll records, aggregated centrally via SAP Business Warehouse.
- Headcount (HC) represents the number of employees with a direct contractual relationship with QIAGEN as of the reporting date (December 31). It includes full-time, part-time and temporary employees and excludes contractors, agency workers and other non-employees.

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- Attrition refers to voluntary workforce reductions initiated by employees (e.g. resignations or retirements). Turnover represents the rate at which employees leave the organization and are replaced by new hires, capturing workforce inflow and outflow dynamics.
- Both metrics are calculated as:
  - Number of leavers during the period ÷ average headcount,
  - where average headcount equals (headcount at beginning of period + headcount at end of period) ÷ 2.
- Key assumptions include the classification of employment status and contract type based on information available in HR systems at year-end and the normalization of country-specific contract categories using QIAGEN's global HR definitions. Where minor timing differences occur in local HR reporting, local records are used to validate central data.
- Methodological limitations may arise from variations in local HR processes, timing of data updates and differences in employment classifications under local labor laws. Workforce data exclude non-contracted workers, and comparability with prior periods may be affected by organizational changes or ongoing improvements in data harmonization as part of QIAGEN's CSRD/ESRS implementation.

Our workforce data tables provide a comprehensive breakdown of employee distribution by region, contract type, role level and representation status.

Employees by contract, broken down by gender	2025	2024
Number of permanent employees		
Female	2,665	2,655
Male	2,587	2,779
Other	–	–
Not reported	–	–
Number of temporary employees		
Female	183	273
Male	138	58
Other	–	–
Not reported	–	–
Number of non guaranteed hours employees		
Female	–	–
Male	–	–
Other	–	–
Not reported	–	–
Total employees	**5,573**	**5,765**

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Employees by contract broken down by region	Americas	Europe, Middle East and Africa	Asia Pacific, Japan and Rest of World	Total employees 2025	Americas	Europe, Middle East and Africa	Asia Pacific, Japan and Rest of World	Total employees 2024
Permanent employees	1,129	3,206	917	5,252	1,244	3,030	1,160	5,434
Temporary employees	–	112	209	321	8	322	1	331
Non-guaranteed hours employees	–	–	–	–	–	–	–	–
Total	**1,129**	**3,318**	**1,126**	**5,573**	**1,252**	**3,352**	**1,161**	**5,765**

Turnover	2025	2024
Total number of employees who have left the undertaking during the reporting period	804	770
Rate of employee turnover	14.2 %	13.1 %

Employees by country	2025	2024
Germany	1,378	1,417
United States	985	1,116
Poland	674	666
Others[1]	2,536	2,566
Total employees	**5,573**	**5,765**

[1] All entities with employment of less than 10% of total number of employees are reported as others.

Please refer to Note 1 of the financial statements, where we disclosed the approximate number of full-time employees

Contextual information on workforce data

Year-on-year changes in workforce metrics reflect normal attrition, localized hiring and routine organizational adjustments. No significant workforce fluctuations or structural changes occurred during the reporting period, and workforce composition remained broadly stable.

Fair and inclusive workplace

Our approach

We are committed to employment practices that are guided by fairness, transparency and compliance with equal opportunity principles. These are aligned with both European and U.S. regulatory frameworks to promote workplace integrity.

Our commitment to equal opportunity and merit-based advancement means that every individual has the opportunity to succeed based on their skills, experience, and contributions. We employ based on role requirements and in keeping with local laws. We select people for roles considering their job-related qualifications, skills and experience.

We recognize that diverse perspectives, measured through many dimensions, enhance innovation and drive our business forward. We strive to ensure that all employees are valued, respected and empowered to contribute their talents within a work environment free from discrimination.

QIAGEN upholds a strict commitment to equal opportunity, prohibiting discrimination based on any characteristic protected by law, including but not limited to race and ethnic origin, skin color, gender, sexual orientation, gender identity, disability, age, religion, political opinion, national origin, or social origin, military/veteran status, medical condition, physical and mental disability.

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Our 2025 materiality assessment identified one material impact related to fair and inclusive workforce: QIAGEN provides equal opportunities for all employees, promoting an inclusive workplace where all employees and other workers feel valued and respected.

	Description	Allocation in the value chain	Time horizon	Topic Sub-topic Sub-sub-topic	Policies
Actual positive impact	QIAGEN provides equal opportunities for all employees, promoting an inclusive workplace where all employees and other workers feel valued and respected	Own operations	Short-term	S1 Own workforce Equal treatment and opportunities, Diversity	Corporate Code of Conduct and Ethics, Harassment and bullying policy, human rights policy, talent acquisition policy

Targets

The targets described under "Fair and inclusive workplace" are measured using externally validated benchmarks (where applicable) and internally defined workforce and role data. For all targets, 2025 serves as the base year following the centralization of governance and the formalization of measurement approaches. Baseline values are therefore established for 2025; standalone disclosure of baseline figures is limited where targets rely on qualitative assessments or external certification and benchmarking outcomes rather than fixed quantitative thresholds.

Targets are defined based on internally identified priority areas for a fair and inclusive workplace and, where appropriate, the use of recognized external frameworks and certifications as outcome-based reference points. Key assumptions include that such qualitative and externally validated outcomes provide a reliable proxy for workforce experience and the effectiveness of related actions, in cases where fixed quantitative thresholds are not applied.

No changes were made in 2025 to the targets, underlying metrics, methodologies or significant assumptions. Reported limitations primarily relate to the scope of legal entities covered by external benchmarks and the use of self-reported data inputs.

In 2025, as part of our Team Goal "Continued development of an inclusive workforce that reflects our global customer base," we achieved a 100% score on the Equality 100 Award from the Human Rights Campaign for LGBTQ+, as registered under QIAGEN LLC. This accomplishment is monitored annually through an annual external submission as well as internal oversight by the Diversity and Inclusion Council. The team goal was approved by the Executive Committee, and it can be reviewed anytime by management functions through internal dashboards.

Additionally, in keeping with our commitment to fostering a fair and inclusive workplace and in compliance with the Dutch Gender Diversity Bill, the proportion of women in leadership roles has increased steadily since 2017, with approximately 37% women in leadership at the end of 2025. Leadership roles are defined according to QIAGEN's role profiles, encompassing both QIAGEN management and the Global Leadership Team.

Policies

The policies described below address the material positive impact identified for QIAGEN's own workforce, namely promoting an inclusive workplace where employees and other workers feel valued and respected. They are designed to prevent discrimination, harassment and unethical conduct, and to promote equal opportunities and fair and inclusive workplace practices.

Adherence to these policies is monitored through established compliance and human resources processes, including mandatory training, internal reporting and investigation mechanisms, and disciplinary procedures where non-compliance is identified. Oversight is provided by the responsible management functions for each policy. In setting and updating these policies, QIAGEN considers the interests of key stakeholders, in particular its employees and other workers, by aiming to promote equal opportunities, fair treatment, ethical conduct and a safe and respectful working environment. The policies are designed to address risks and impacts relevant to QIAGEN’s own workforce and workplace-related interactions with external parties, and are reviewed periodically to ensure continued alignment with legal requirements, ethical standards and workforce expectations. Our harassment and bullying policy outlines our commitment to fairness, legal compliance and ethical business practices. The core of the policy was reaffirmed in the 2025 update. It applies to all QIAGEN employees globally and external parties in the workplace, including contractors, consultants, vendors and customers. It covers behavior both on company premises and at off-site events or places of business. The objective is to provide a work environment free from harassment and bullying, ensuring all employees understand what constitutes such behavior and know the steps to take if confronted with it. The policy is available to all QIAGEN employees via the Company’s internal intranet. The Corporate Code of Conduct and Ethics aims to ensure ethical business conduct by handling conflicts of interest ethically, providing for accurate and timely disclosure in reports filed with the Securities and Exchange Commission and other public communications, and complying with applicable laws, rules and regulations. The Corporate Code of Conduct and Ethics applies to all employees of the company, including full-time and part-time employees, senior management and board members. It also extends to companies, organizations, and individuals with whom the Company does business, such as contract partners, distributors, and consultants. The policy is also available to all QIAGEN employees via the Company’s internal intranet and published on the Company's website. The Vice President, Head of Global Legal Affairs and Compliance, oversees the compliance program, which encompasses the policies mentioned. The Compliance and Legal Team is responsible for ensuring adherence to these policies, with non-compliance resulting in appropriate disciplinary actions, which could involve investigations, verbal or written warnings or dismissal. Our talent acquisition policy applies to QIAGEN employees globally and governs all aspects of recruitment, targeting fair hiring processes, regulatory compliance and workforce planning. It aims to ensure that all applicants regardless of background are treated equally, with dignity and respect. During the 2025 review of the policy, the core of the policy was reaffirmed. The Director Head of Talent Attraction and Acquisition is accountable and oversees its implementation, reporting to the Senior Vice President Head of Human Resources. This policy is available to all of our employees via the Quality Document Management System. Actions Equal opportunity We are committed to providing all employees globally, irrespective of their background, with equal access to the necessary tools and resources to achieve success, in accordance with our performance management opportunity principles. QIAGEN supports professional growth and career advancement through mentorship, leadership training, including key elements of diversity and inclusion, and talent development initiatives, all led by the Global Learning and Development function. Progress in 2025 is reflected qualitatively through the continued implementation of these programs across the organization and their integration into standard people-development processes. Oversight by the Diversity and Inclusion Council supports ongoing monitoring and alignment with fair and objective hiring, promotion and leadership development principles. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 319 Social To reinforce this commitment, our Diversity and Inclusion Council collaborates with the company’s leadership to uphold fair and objective hiring, promotion and leadership development policies. The council is composed of employees across organizational levels and functions, working to maintain a workplace culture that prioritizes respect, opportunity and performance-based advancement. Workplace accessibility QIAGEN is committed to fostering a work environment that is accessible to all employees, including those with disabilities. At eight key locations, Reasonable Adjustment frameworks are in place, with the objective to facilitate that all employees can perform their roles effectively. Quantitative progress in 2025 is evidenced by external recognition outcomes: in 2025, QIAGEN LLC was recognized as a Best Place to Work for Disability Inclusion by the Disability Equality Index as it was in 2024, and QIAGEN GmbH achieved this recognition for the first time, together representing 42% of the workforce in the reporting year. The Disability Equality Index (DEI) is a benchmarking tool developed by Disability:IN that assesses companies’ policies and practices related to disability inclusion and workplace accessibility, including areas such as culture and leadership, access to employment, community engagement, and supplier diversity. Recognition under the DEI is based on an independent, third-party assessment conducted by Disability:IN using a standardized methodology; QIAGEN does not influence the scoring or validation process. Qualitative progress is reflected in the continued application and expansion of workplace accessibility practices at participating entities; results are dependent on the scope of entities included in the DEI assessment, which constitutes a methodological limitation. Equal pay QIAGEN globally supports equal pay for equal work and is committed to competitive, fair compensation structures that recognize employees based on experience, skills, and performance. Quantitative progress in 2025 is demonstrated by the expansion of pay-equity certifications to additional countries, with certifications achieved in Poland, Spain and Sweden, building on prior certifications in Germany, the U.S. and the U.K.. Demonstrating our commitment to fair and transparent compensation, we aim to expand these practices across our countries of operation over time. The EU Pay Transparency Directive, effective from June 2026, mandates that companies operating within the European Union disclose detailed pay metrics, including gender pay gaps. Qualitative progress is reflected in the completion of preparatory analyses and the ongoing review of global pay practices to support compliance and transparency. This initiative aims to enhance transparency and promote wage equality across industries. In preparation for compliance with this directive, QIAGEN has conducted an in-depth pay gap analysis utilizing external software designed to help companies assess pay structures in the context of local compensation frameworks and workforce composition. This software employs a multiple regression analysis methodology, evaluating independent variables such as job level, grade, function, and country to calculate both the unadjusted pay gap and the adjusted pay gap, quantifying the impact of these factors. The actions described under Equal Opportunity, Workplace Accessibility and Equal Pay are primarily ongoing. Progress is assessed using a combination of qualitative program implementation reviews and quantitative indicators such as external certification outcomes, workforce coverage and country participation. There is no predefined end date, as these actions form part of QIAGEN’s continuous workforce, inclusion and compensation management practices. Metrics In 2025, QIAGEN’s adjusted gender pay gap was < 1% (2024: 3.6%), indicating that female employees and male employees in comparable roles earned similar compensation levels. Notably, this result is below the 5% threshold outlined in the EU Pay Transparency Directive, indicating equitable pay for similar work at QIAGEN. The adjusted gender pay gap is calculated using a multiple-regression analysis that controls for objectively justifiable factors. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 320 Social

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The adjusted pay gap accounts for key factors influencing compensation, with the three primary drivers of the unadjusted pay gap being:

- Country of employment
- Job grade
- Functional job role differences

QIAGEN's unadjusted gender pay gap in 2025 was 20.9% (2024: 23.5%). This figure reflects the broader impact of global workforce distribution, job categories and salary structures rather than unequal pay for equal work. The unadjusted gender pay gap represents the difference in the gross hourly pay level paid to men and women expressed as a percentage of the mean hourly pay paid to men. The figure is calculated considering all QIAGEN employees and includes fixed salary and contractual bonus and sales incentive. The calculation is based on available payroll and HR master data and excludes certain variable or non-contractual compensation elements. As some compensation elements are not included, there is some degree of uncertainty in the calculation of this figure. We performed a sensitivity analysis to verify that there is no material impact.

A portion of QIAGEN's workforce (~33%) is based in lower-cost employment regions, including Wroclaw, Poland; Manila, Philippines; China; India; and Brazil, where salary levels are substantially lower than in Western Europe and North America due to regional labor market conditions. This geographic pay variance is a key driver of the unadjusted pay gap.

The 20.9% unadjusted gender pay gap is explained by the following factors:

- 9.9% – Geographic differences (country where employees are based)
- 6.6% – Job level differences
- 1.1% – Job grade variations
- 3.2% – Functional job role differences

By subtracting the effects of these factors from the unadjusted pay gap, a difference of < 1% remains.

While QIAGEN's adjusted gender pay gap analysis confirms that the pay gap is driven by objective, explainable factors, the company remains committed to equal opportunity, fair pay and merit-based advancement. Our goal is to ensure that all employees have the opportunity to succeed based on their skills, experience, and contributions and receive equal pay for equal work.

We will continue to monitor, assess, and refine our compensation structures to uphold fair and equitable pay practices, aligning with global industry standards and regulatory expectations.

Employees by gender	2025	2024
Female	2,848	2,928
Male	2,725	2,837
Other	–	–
Not reported	–	–
Total employees	**5,573**	**5,765**

	2025		2024 (unaudited)	
Distribution at Top Management by gender[1]	Total	Percentage	Total	Percentage
Female	247	37 %	258	38 %
Male	423	63 %	423	62 %
Other	–	– %	–	– %
Not reported	–	– %	–	– %
Total	**670**	**100 %**	**681**	**100 %**

[1] Top Management refers to job grades 8–12 out of 13.

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Distribution of employees by age group	2025	2024
Under 30 years old	552	644
30 to 50 years old	3,861	3,948
Over 50 years old	1,160	1,173
Total employees	**5,573**	**5,765**

Annual total remuneration ratio
The total remuneration ratio for 2025 is 1:139 (2024: 1:120). This ratio is determined by dividing the annual remuneration of the highest-paid employee, the Chief Executive Officer, by the median annual remuneration (excluding the highest-paid employee) for the period. The median pay is determined based on fixed salary and contractual bonus or sales incentive. The methodology assumes that these remuneration components appropriately represent typical employee compensation for comparison purposes. For comparison purposes, the annual remuneration of the median employee includes all employee benefits. There is some uncertainty in the calculation. We performed a sensitivity analysis to verify that there is no material impact.

This metric differs from the pay ratio disclosed in our remuneration report, which has been prepared in accordance with the Dutch Corporate Governance Code as it concerns the ratio between the total annual remuneration of the Chief Executive Officer and the average annual remuneration of the employee.

Occupational health and safety

Our approach

Safe workplaces and healthy employees are a priority at QIAGEN. We recognize that the nature of our activities can result in work-related injuries and ill health, which may lead to lost workdays. All employees are covered by our health and safety management system. The Global Environment, Health and Safety (EHS) team oversees the establishment of EHS policies and global standard operating procedures, while local EHS teams implement and monitor these at site level, supporting a culture of safety.

In 2025, our primary health and safety hazards were associated with the handling of hazardous substances, working with vehicles and operating complex technology and machinery. Consequently, a material negative impact identified in our materiality assessment pertains to workplace accidents that result in injury or illness.

	Description	Allocation in the value chain	Time horizon	Topic Sub-topic Sub-sub-topic	Policies
Actual negative impact	Accidents in the workplace that lead to injury or illness resulting in extra work to cover for employees absenteeism because of injury and ill health	Own operations	Short-term	S1 Own workforce Working conditions Health and safety	Corporate environment health and safety policy

Targets

We use U.S.-based Occupational Safety and Health Administration (OSHA) criteria to categorize safety incidents, supporting consistent reporting across our global facilities and enabling benchmarking with other international companies.

Targets are set and refined based on input from local EHS teams and workforce participation channels (e.g., safety committees and concerns raised via managers or our EHS reporting system), incident learnings and—where applicable—consultation with workers’ representatives. Our DART target is set by the Global EHS team in collaboration with the Global Operational Leadership Team and approved by the Executive Committee as part of annual Team Goals. Targets are based on internal performance baselines for the defined site scope and reflect relevant international management-system practices (e.g., ISO 45001 where implemented) and local legal requirements for incident reporting and investigations; incident and hours- worked data is collected through local reporting processes and consolidated for the defined scope. In 2025, targets, metrics and methodology remained unchanged and year-on-year results are comparable. In 2025, our target for Days Away Restricted and Transferred (DART) was 0.45 per 100 workers, and our actual DART was 0.61 per 100 workers (2024: .7 per 100 workers); progress is measured against a 2023 baseline (base year 2023: 0.43 per 100 workers) and is monitored and reviewed monthly by global and local EHS and operations leadership. Policies QIAGEN’s global corporate environment health and safety policy sets out our commitment to provide a safe and healthy working environment for employees and contractors and addresses the material negative impact identified in our materiality assessment related to workplace accidents and work-related injury or ill health, as well as related risks and opportunities including legal compliance and the continuity of safe and efficient operations. The policy is informed by incident learnings and workforce input and, where applicable, consultation with workers’ representatives, and it is supported by standard operating procedures to identify and mitigate hazards (e.g., risk assessments, safety walks and safety training). The policy and related procedures are made available through internal channels (including QIAGEN’s SharePoint/document repositories) and communicated via onboarding and role-based EHS training for employees, managers and other roles involved in implementation; contractors are informed through site induction and contractor onboarding processes as applicable. Performance is monitored through QIAGEN’s EHS reporting system, with regular review by local EHS and operations leadership, monthly reporting and monthly reviews of safety indicators, and Executive Committee oversight through annual Team Goals. These measures are applied to prevent occurrence of safety accidents especially those that result in lost workdays. The aim is to reduce the negative impact this has on our workforce, which may arise due to high absenteeism. Labor utilization is managed locally, with each site responsible for allocating resources, adjusting workloads, and implementing measures to address staffing challenges as needed. Our corporate environment health and safety policy is endorsed by the Executive Committee, which is also accountable for providing the resources required to enable its implementation. Our Occupational Health and Safety Management Systems in Shenzhen, China; Milan, Italy; and Hilden, Germany, have again been certified to ISO 45001 in 2025, representing the fourth time we have achieved this certification. In 2025, our Germantown, Maryland site – the second largest site in our global operations – completed internal audits to prepare for certification, positioning us to achieve this milestone in early 2026. Actions All employees globally are required to report safety incidents in the EHS reporting system (ongoing; no defined end date). Global standard operating procedures provide instructions on how to access the application (available via QIAGEN’s SharePoint site) and report incidents, and employees receive training on the EHS reporting system as part of onboarding. Reported incidents are documented and investigated by local EHS representatives in line with local legal requirements and QIAGEN standard operating procedures, with progress of OHS actions tracked and reviewed through monthly safety reviews. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 323 Social Safety indicators for our operational manufacturing sites are monitored and reported monthly to the Senior Vice President of Global Operations and shared monthly with site management and Global EHS (ongoing; no defined end date). Manufacturing sites are requested to implement ongoing initiatives to improve safety and awareness; in 2025, sites increased efforts to improve reporting of near misses and safety observations. Safety Day is conducted annually; in 2025, the Safety Day at our largest manufacturing site in Hilden, Germany, was tailored to address the nature of recorded work-related injuries. In 2025, QIAGEN manufacturing sites increased their efforts and conducted actions to improve the reporting of near misses and safety observations to raise awareness of safety. These initiatives are reviewed and updated on an ongoing basis and include ergonomic trainings, emergency incident training, tailored training during onboarding or on the job, and safety communications (e.g., facility screens and posters). Progress is tracked through our EHS reporting system. All employees are encouraged to raise safety concerns through various channels, including their managers, local EHS representatives, and our EHS reporting system, which is overseen by Global EHS. All employees who work in production areas in our manufacturing facilities are able to raise safety concerns during daily team meetings. In each area, there is a board displaying a Safety Cross. Employees are required to record any safety incidents on the Safety Cross, specifying the type of incident that occurred. Safety concerns are also discussed during regular safety walks and during safety committee meetings conducted by local EHS representatives. The local EHS representatives track and monitor the effectiveness of these channels. Financial and personnel resources to manage health and safety are addressed at an individual site level. As the 2025 DART result exceeded the target, QIAGEN has defined corrective and preventive actions for 2026. These include a safety-culture assessment, strengthened leadership-led safety communication and inspections, improved near-miss and safety-observation reporting through an updated EHS reporting system, enhanced global transparency via standardized accident reporting, and a review of personal protective equipment (PPE) assessments at site level. These actions are intended to strengthen preventive controls and reinforce a proactive safety culture. Metrics The DART KPI covered 14 sites, selected based on manufacturing status and/or number of employees, and represented 0.65 of all QIAGEN employees in 2025 (average headcount), which is consistent with our 2024 coverage. DART cases are captured and investigated in QIAGEN’s EHS reporting system and classified using OSHA recordkeeping criteria; hours worked for the defined scope are compiled through local reporting processes and aggregated for KPI calculation. DART is calculated as (DART cases ÷ hours worked) × 200,000 for this scope; results depend on consistent classification and complete, timely reporting and may not be representative of all locations. Methodologies and significant assumptions Health and safety metrics are compiled for QIAGEN’s own employees based on internally reported incident and hours-worked data, collected at site level and consolidated centrally through QIAGEN’s EHS reporting system. Incident classification follows U.S. Occupational Safety and Health Administration (OSHA) recordkeeping criteria to ensure consistent application across sites. DART is calculated as the number of Days Away, Restricted or Transferred (DART) cases divided by hours worked, multiplied by 200,000. The scope covers manufacturing sites selected based on manufacturing status and workforce size and does not represent all QIAGEN locations. Key assumptions relate to consistent incident classification and timely reporting; results may be affected by under-reporting or local data availability constraints. In 2025, we recorded no work related fatalities among our employees including other workers working on QIAGEN sites. We recorded one case of work-related ill health that was confirmed by a health care professional. For our employees in Germany, Austria and Switzerland, data on work-related occupational diseases and ill health could not be calculated due to legal restrictions on data collection. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 324 Social

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A total of 238 lost workdays were recorded in 2025 because of work-related injuries and ill health. This was measured by counting the number of days lost from the first full day to last day of absence.

Health and Safety Indicators	2025	2024
Percentage of employees covered by the undertaking's health and safety management system	100 %	99.98 %
Percentage of non-employees covered by the undertaking's health and safety management system	100 %	–
Number of employee fatalities as a result of work-related injuries and work-related ill health	–	–
Number of non-employee fatalities because of work-related injuries and work-related ill health	–	–
Number of recordable employee work-related accidents	34	25
Number of recordable non-employee work-related accidents	3	–
Rate of recordable employee work-related accidents	0.93	2
Rate of recordable non-employee work-related accidents	0.08	–
Number of cases of recordable work-related ill health of employees	1	1
Number of days lost of on-site workers	238	542

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Workers in the value chain

Our approach

QIAGEN´s activities throughout the upstream and downstream value chain involve individuals who are employed by third parties and not included in the scope of its own workforce.

The upstream and downstream value chain in which QIAGEN operates encompasses the activities, resources, and relationships QIAGEN uses and relies on to create its products and services, and the external environment, in which QIAGEN operates.

Globally, QIAGEN N.V., is the holding company for more than 60 consolidated subsidiaries, many of which have the primary function of distributing QIAGEN products and services on a regional basis. QIAGEN's main operational headquarters are located in Germany and in the U.S..

In general, along the value chain QIAGEN develops, manufactures and distributes its products. Workers in the value chain may be involved in the extraction of raw materials, in research and development activities, in manufacturing, and in the distribution of QIAGEN products (please refer to section Value Chain under General Information).

As for the extraction of raw materials, QIAGEN determines the presence of conflict minerals in its products and the source of those conflict minerals, such as gold, which is used in certain product components. While QIAGEN does not directly purchase conflict minerals from smelters or refineries, it relies on the specifications and declarations provided by its suppliers. Read more in the section Conflict Minerals.

Research and development activities are performed by specialized research and development centers or manufacturing entities. In certain cases, QIAGEN contracts with external service providers for Research and Development auxiliary activities.

Manufacturing entities source raw materials and semi-finished products from related manufacturing sites as well as from independent third parties (our suppliers) and are responsible for the manufacturing of QIAGEN products. The supply of raw materials in general refers to chemicals, biologics, plastics and electronics. Other raw materials are produced based on QIAGEN specifications. The main QIAGEN production sites are located in the three regions EMEA, APAC and Americas. QIAGEN rarely engages in manufacturing activities, when it does it is done on a contractual basis with third parties.

QIAGEN products are distributed via QIAGEN´s global distribution network, which consists of local sales subsidiaries but also involves third party distributors in all major markets. QIAGEN has set up a centralized distribution system with regional hubs which are responsible for the coordination of distribution and logistics functions across local markets. For EMEA and the APAC region, QIAGEN Distribution B.V. acts as a Master Distributor. For North America, QIAGEN Sciences, LLC acts as the distribution hub.

Strategy, business model and human rights considerations

Because QIAGEN's business model and strategy rely on reliable sourcing, manufacturing and distribution across its global value chain, the interests, rights and human rights of value chain workers are relevant to long-term value creation and business continuity. Potential adverse impacts on value chain workers could disrupt supply chains, affect product availability or create operational, legal or reputational risks. These considerations therefore inform QIAGEN's strategy, sourcing approach and risk management activities.

Understanding of higher-risk groups of value chain workers

The scope of QIAGEN's disclosures on workers in the value chain includes all value chain workers who are likely to be materially impacted by QIAGEN's activities. This includes impacts connected with QIAGEN's own operations and its upstream and downstream value chain, including through its products and services, as well as through its business relationships with suppliers, service providers and distributors.

QIAGEN has developed an understanding of how certain value chain workers may be at greater risk of harm by mapping its value chain and identifying activities, regions and contexts with higher inherent human-rights-related risks. This includes workers involved in raw-material sourcing, manufacturing, logistics and distribution, as well as workers operating in regions or sectors where elevated risks may exist due to local conditions or the nature of the activities performed. Based on this assessment, QIAGEN understands that potential material negative impacts on value chain workers are primarily linked to specific activities or business relationships rather than being widespread or systemic across its entire value chain. Such impacts may arise in connection with individual suppliers, locations or incidents, depending on the nature of the activity and the local context. These insights are integrated into supplier requirements, due diligence processes and ongoing monitoring activities, supporting responsible sourcing, resilient supply chains and the sustainable execution of QIAGEN’s business model and strategy. Managing our Impact The material impacts relating to workers in the value chain influence QIAGEN’s supply-chain decision-making and are addressed through the due-diligence and engagement measures described in this chapter. These activities may give rise to actual or potential negative impacts on people working in QIAGEN’s value chain, in particular in relation to labor and human-rights-related risks connected to third-party business relationships. As a global company we acknowledge that a potential negative impact can occur in our value chain. We identified one potential negative impact related to potential human right violations in the supply chain, as described in the chapter General Information, Double materiality assessment. This potential negative impact originates from and is connected to QIAGEN’s strategy and business model, which rely on global sourcing, manufacturing and distribution through third-party suppliers and other business relationships. As part of this operating model, QIAGEN may be exposed to human-rights-related risks in its value chain depending on the nature of the activity and local context. This potential impact is therefore considered in QIAGEN’s strategy, business model, and related risk management and due diligence processes. QIAGEN’s policies explicitly prohibit compulsory and forced labor in its value chain, including child labor and any form of forced or trafficked labor, as set out in the Human Rights Policy and operationalized through the Supplier Code of Conduct, which all suppliers must contractually commit to respect. Where relevant, the identification of such impacts informs and contributes to the ongoing adaptation of QIAGEN’s strategy and business model, including adjustments to sourcing approaches, supplier requirements and due diligence measures to strengthen responsible business practices and supply-chain resilience. QIAGEN has not identified specific geographical regions or commodities with a significant risk of child labor, or of forced or compulsory labor, among workers in its value chain, based on the outcomes of its double materiality assessment and due diligence processes. QIAGEN has also not identified a specific group of value chain workers that is particularly vulnerable to negative impacts. Material impacts arise through business relationships, in particular with suppliers, logistics partners, contract service providers and distributors involved in the sourcing, manufacturing and distribution of its products.They originate from QIAGEN’s strategy and business model, which depend on global sourcing, manufacturing and distribution through third-party suppliers and other business relationships. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 327 Social Description Allocation in the value chain Time horizon Topic Sub-topic Sub-sub-topic Policies Potential negative impact Potential violations of human rights (e.g., child labor and forced labor) of workers who are employed by QIAGEN's suppliers or business partners for logistics Upstream and downstream Short- term S2 Workers in the value chain – Other work-related rights Corporate Code of Conduct and Ethics, Human Rights Policy, Supplier Code of Conduct Position on human rights and related policies Respect for human rights is an essential component of promoting sustainability in our global business. As a publicly listed company with international operations, we regard ourselves as a responsible corporate citizen in all the countries and regions where we do business. This role includes rights and obligations governed by international and national law, with human rights as one of the foundational elements. We acknowledge and endorse the UN Universal Declaration of Human Rights, the European Convention on Human Rights, the business-related Organization for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises, the ILO Declaration on Fundamental Principles and Rights at Work, and the UN Guiding Principles on Business and Human Rights and its application in National Actions Plans of our relevant jurisdictions. Our subsidiaries in the U.K. follow the U.K. Modern Slavery Act. Globally, we follow a three-pronged approach to exercise human rights due diligence and protect the workforce but also work on QIAGEN´s impact throughout the entire value chain. Our approach can be broken down to global policies, comprehensive internal management structures and an accessible, confidential and trusted whistleblower hotline. The principles for adherence to human rights (including trafficking of human beings) are defined in our Corporate Code of Conduct and Ethics and in the human rights policy referred to below and discussed further under Business Conduct. These policies relate to the material impacts identified in our double materiality assessment concerning potential and actual negative impacts on own workers and value chain workers, in particular with regard to forced labor, child labor, human trafficking, discrimination, harassment, and the violation of fundamental labor and human rights standards. Regular mandatory training sessions are conducted to reinforce these principles across all locations. To maintain compliance with QIAGEN policies, including fair labor practices, the prevention of child labor, and harassment, a formal HR structure with designated HR representatives has been established across all sites. Our reporting channel, the QIAintegrity Line discussed further under Business Conduct, is open to all employees and third parties for reporting potential human rights violations. All reported matters are followed up thoroughly. As expressed in our human rights policy, QIAGEN considers respect for human rights as a fundamental value and has designed the policy to provide guidance on QIAGEN’s relationships with own employees, customers and suppliers. In setting and updating the Human Rights Policy, QIAGEN considered the interests of key stakeholders, including employees, workers in the value chain and suppliers, informed by regulatory requirements and aligned with its approach to compliance-related policies. QIAGEN follows a zero tolerance-approach regarding child labor or any form of forced labor and requires its suppliers to respect human rights and to comply with applicable laws and international standards. The respect for human rights referring to laws and international standards to prevent violations of human rights is furthermore addressed in the global Supplier Code of Conduct. It includes numerous behavioral obligations and is meant to safeguard the fundamental human rights of our suppliers’ employees. Committing to the QIAGEN Supplier Code of Conduct and its principles is a requirement for suppliers entering a contractual relationship with QIAGEN. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 328 Social

While QIAGEN in general is strongly interested in long-term relationships with its suppliers, it will not knowingly do or continue doing business with suppliers who violate these expectations. The human rights policy Statement explains how QIAGEN ensures respect for human rights and environmental standards in its supply chain. This process is based on an annual risk analysis, which follows the guidelines of the German Supply Chain Due Diligence Act (for more information, please see the details below). The human rights policy Statement aligns with the German Corporate Due Diligence Act (LkSG) and is complemented by our Rules of Procedure, which are published on our webpage under "Compliance." To monitor the implementation of these policies we refer to audit outcomes and conduct strategy reviews throughout the year. We hold annual strategy meetings with our top 30 suppliers (based on our spend) to gain further insights. The Human Rights Committee -- comprised of the Vice President Procurement, the Head of ESG Strategy and Impacts Programs, and the Head of Global Legal Affairs and Compliance -- is responsible for ensuring the implementation of the policies as well as human rights due diligence measures, which are addressed in more detail below. All policies are annually reviewed and available on our website. For 2025, no cases of non-respect of the UN Guiding Principles on Business and Human Rights, ILO Declaration on Fundamental Principles and Rights at Work or OECD Guidelines for Multinational Enterprises that involve value chain workers in our upstream or downstream value chain have been reported(2024: no cases). Through the implementation of its Human Rights Policy, Corporate Code of Conduct and Supplier Code of Conduct, QIAGEN operationalizes its commitment to internationally recognized third-party standards and initiatives, including the UN Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, the ILO Declaration on Fundamental Principles and Rights at Work, and the OECD Guidelines for Multinational Enterprises. Due diligence in the supply chain Identification of human rights issues: risk analysis The global supplier network includes over 5,500 suppliers in more than 60 countries. Out of 5,500 suppliers in total, QIAGEN has 350 core suppliers. QIAGEN’s top 10 suppliers are based in the U.S., the Netherlands, Germany, Switzerland, Austria, Malaysia and India. Our review of compliance matters with respect to potential human rights violations applies a risk-based approach taking into account that our global business activities are classified as either administrative, research and development, manufacturing or sales activities. None of these activities, including at our manufacturing sites, allow for practices that violate human rights principles. For our risk analysis and when working with suppliers, we apply a multi-stage selection process to minimize compliance risks in our supply chain. Suppliers are subject to a risk analysis covering environmental and social criteria based on their geographic location. Effective risk management enables us to perform an assessment of human rights and environmental risks in our operating business with greater comprehension and prioritization. For the reporting year 2025, this included annual risk assessment of existing suppliers and risk assessment of new suppliers during their onboarding process. In the 2025 analyses, no risks were identified, and the outcomes of the 2025 risk assessment were communicated to the Executive Committee. These activities represent a continuation of due diligence measures applied in prior reporting periods. Compared to previous years, the scope and consistency of supplier risk assessments were maintained across the supplier base, with systematic reassessments of existing suppliers and integration of human rights and environmental criteria into onboarding-related risk analyses. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 329 Social Ensuring diligence In the highly regulated Med Tech Industry, QIAGEN has not adopted specific targets for value chain workers, as potential negative impacts are addressed through legally mandated, risk-based due diligence processes under applicable regulations, including the LkSG, which focus on prevention, monitoring and remediation rather than target-based performance management. Accordingly, QIAGEN consistently applies and maintains its due diligence procedures during the reporting period. Tracking effectiveness QIAGEN tracks the effectiveness of its policies and actions related to material impacts, risks and opportunities concerning value chain workers through its due diligence processes, including supplier risk assessments, audits, monitoring of reported concerns and follow-up on corrective actions. Effectiveness is evaluated on a qualitative basis, focusing on whether identified risks are prevented, mitigated or remedied. Given the risk-based and regulatory nature of the approach, QIAGEN has not defined quantitative targets or indicators, and progress is assessed on an ongoing basis without a fixed base period. 2025 supplier assessments and audits Comprehensive supplier assessments are part of our supplier selection process. All direct strategic suppliers with a critical impact on the value of our supply undergo the assessment, which is based on but not limited to the following criteria: quality management, violations of human rights and environmental laws, future supply strategies, financial stability, embargoes, and risks of natural disaster. We collect the relevant data for the assessment via a submitted questionnaire or when assessing the suppliers directly on site during a visit. If suppliers fail to fulfill all criteria, we reserve the right to refrain from future cooperation. For all direct suppliers that we define as critical, quality audits are conducted on site at least every three years on a case-by-case basis. We document all audit findings and share the results with the audited suppliers. In case of nonconformity with quality processes, we deliver corrective actions to the supplier and continually follow-up until effective implementation adheres to expected quality standards. Since 2024, human rights and environmental topics have been incorporated into procedures evaluating quality processes. Actions, time horizons and outcomes Based on the risk analysis and supplier assessments described above, QIAGEN has implemented the following actions to address actual or potential negative impacts on value chain workers include risk-based supplier assessments, supplier audits, corrective action plans and, where necessary, termination of business relationships in accordance with the LkSG and the Supplier Code of Conduct. These actions are ongoing in nature and embedded in QIAGEN’s due diligence processes; therefore, no fixed time horizons are defined, except where corrective action plans include a case-specific implementation schedule. The expected outcomes of these actions are the prevention, cessation or minimization of human rights-related violations, the effective remediation of identified non-compliances, and the sustained improvement of supplier practices. The need for and appropriateness of actions are determined based on supplier risk analyses, audit findings, reported concerns and substantiated knowledge of actual or imminent violations. The severity, immediacy and level of influence of the impact guide the selection of measures. Processes to provide or enable remedy are operationalized through documented corrective action plans, defined responsibilities, monitoring of implementation and escalation to the Compliance function. Their effectiveness is ensured through follow-up reviews and tracking until closure, complemented by access to the QIAintegrity Line for confidential reporting. Resources allocated The management of material impacts related to value chain workers is supported by established resources within QIAGEN’s Procurement, Quality, Compliance and Legal functions. These resources include responsible personnel, defined governance structures and supporting systems for supplier risk assessment, audits, corrective action management, monitoring and escalation, enabling the effective management and oversight of identified impacts. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 330 Social

Processes for engagement We engage with supplier representatives in our supplier audits and annual supplier meetings, and we also consider the perspective of workers in the value chain in our Supplier Code of Conduct, which addresses internationally recognized labor rights. QIAGEN has not entered into Global Framework Agreements or similar agreements with global union federations related to value chain workers. Instead, worker perspectives are considered through supplier engagement, audit interactions and established grievance mechanisms. QIAGEN does not permit any form of retaliation against individuals who report concerns or act as whistleblowers. We actively promote the reporting of any issues or suspicions, anonymously if preferred, by employees and members of the supply chain through our QIAintegrity Line, which is discussed further under Business Conduct. Operational responsibility for engagement with value chain workers lies with the Procurement, Quality and Compliance functions, with overall oversight by the senior management responsible for Compliance. Engagement outcomes and findings are reviewed within these functions and inform QIAGEN’s due diligence approach, including follow-up actions where relevant. The effectiveness of engagement with value chain workers is assessed through the outcomes of supplier audits, follow-up on reported concerns, implementation of corrective actions and feedback obtained via established reporting channels, including the QIAintegrity Line. Where relevant, engagement outcomes are reflected in agreed corrective action plans, enhanced supplier requirements or other follow-up measures. Remedies In 2025, no violations of incidents involving workers in the value chain in our upstream value chain were reported (2024: no violations). If we become aware of potential or actual violations of the prohibitions of the LkSG or our Supplier Code of Conduct, we will take immediate corrective action to prevent, end or minimize such violations. We will ensure that any information we receive or become aware of regarding possible violations of the provisions of the LkSG by QIAGEN or its suppliers is immediately forwarded to the Compliance team. In the case of (imminent) violations in the business area of direct suppliers, we will develop a corrective action plan and an associated schedule with the goals of ending the violation together with the affected suppliers and monitoring its sustainable implementation, provided that the business relationship is to be continued. In the case of indirect suppliers, in the event of substantiated knowledge of a (imminent) violation, we will develop a concept for the prevention or termination and ensure its implementation. We reserve the right to terminate the business relationship and apply the requirements of the LkSG, at least in exceptional cases, including: • Serious violations of the law • Failure to remedy the violations through implemented measures after the specified time has expired • No further reasonable measures are available, and our ability to influence the outcome is limited Conflict minerals U.S. legislation has been enacted to improve transparency and accountability concerning the sourcing of conflict minerals from mines located in the conflict zones of the Democratic Republic of Congo (DRC) and its adjoining countries. Conflict minerals comprise tantalum, tin, tungsten (or their ores) and gold. Certain instrumentation product components that we purchase from third-party suppliers contain gold. This U.S. legislation requires manufacturers, such as QIAGEN, to investigate the supply chain and disclose any use of conflict minerals originating in the DRC or adjoining countries. We conduct due diligence measures annually to determine the presence and source of conflict minerals in our products. Because we do not purchase conflict minerals directly from smelters or refineries, we rely on our suppliers to specify to us their conflict minerals sources and declare their conflict minerals status. We disclosed our most recent conflict minerals findings to the U.S. Securities and Exchange Commission for the calendar year ended December 31, 2024, on Form SD on May 30, 2025, and will provide updated disclosure to the U.S. Securities and Exchange Commission as required. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 331 Social Consumers and end-users Our approach At the heart of our operations lies a steadfast commitment to our customers. Their satisfaction is not just a priority but the cornerstone of everything we do. We understand that delivering high-quality products is integral to ensuring a positive customer experience. This commitment extends to our approach to healthcare access. In 2025, QIAGEN shipped products to more than 160 countries and served more than 500,000 customers worldwide. As a B2B company, our products are used by professionals in scientific and diagnostic labs (e.g., private or governmental), or in hospitals and medical practices. The laboratories are our customers and the end users of our product. They produce scientific data, diagnostic or forensic results that have a potential impact on scientific research, patient diagnosis or outcome of a forensic investigation. There is no specific or direct involvement of vulnerable groups such as children or people with disabilities. Based on the ESRS 2 IRO-1 materiality assessment, QIAGEN has not identified material risks or opportunities that are specific to particular groups of consumers or end-users (e.g. by age or other characteristics); identified impacts are relevant to professional users of QIAGEN products generally. QIAGEN’s understanding of potential consumer and end-user impacts is informed by product-specific risk assessments, quality management processes and customer feedback mechanisms, which consider how improper product performance could affect diagnostic, research or forensic outcomes. These actual and potential impacts, as well as the associated risk and opportunity, affect people using QIAGEN’s diagnostic and life-science products and may influence health, safety, scientific outcomes and customer relationships. QIAGEN monitors the performance and safety of its products throughout their lifecycle through established post-market surveillance processes. These activities include the systematic evaluation of customer feedback and complaints, trend analyses, and ongoing market monitoring. Insights generated through post-market surveillance are used to identify potential risks, support corrective and preventive actions where necessary, and ensure the continued safety, quality and reliability of products for patients and end users. Quality, Ingenuity and Accessibility is what we stand for – in short QIA. This reflects our commitment to quality in our daily efforts towards achieving our vision to make improvements in life possible. Reliable, safe and effective products are essential to enable our customers to gain valuable insights from molecular research to clinical healthcare. Ensuring unrestricted reliability of our products is a top priority, as any defects could lead to inaccurate medical diagnoses or erroneous scientific results; such impacts would be systemic and linked to the specific product, rather than to individual consumer groups. High-quality products and customer satisfaction are an integral part of the QIAGEN vision to make improvements in life possible. To support this vision, our approach to healthcare access aims to provide individuals who may benefit from a QIAGEN testing solution with access to our solutions, regardless of where they live or their economic status or background. The material impacts, risks and opportunities related to consumers and end-users are directly linked to QIAGEN’s business model as a provider of diagnostic and life-science solutions and inform strategic priorities in product quality, customer support and access to healthcare. The material actual and potential impacts on consumers and end-users, as identified through QIAGEN’s Double Materiality Assessment (see chapter General Information), arise primarily from QIAGEN’s own activities, including product development and quality management, and are influenced by downstream business relationships related to product distribution and use across the value chain. These impacts and risks influence product-related decision-making and are addressed through the quality, customer support and access-to-healthcare measures described in this chapter. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 332 Social

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	Description	Allocation in the value chain	Time horizon	Topic Sub-topic Sub-sub-topic	Policies
Potential negative impact	Any defects in the QIAGEN products can lead to inaccurate diagnosis or erroneous scientific results and lead to customer dissatisfaction	Downstream	Short-term	S4 Consumers and end-users Entity specific information Product quality	Quality policy
Actual positive impact	QIAGEN provides physical products, comprehensive services, and up-to-date product information to enhance customer experience and expedite the generation of reliable scientific insights through high-quality technical support	Downstream	Short-term	S4 Consumers and end-users Entity specific information Product quality	Quality policy
Actual positive impact	Improved accessibility and availability of healthcare services for underserved populations. This could lead to better healthcare, a reduction in disease burdens, and an overall improvement in public health in these regions	Downstream	Short-term	S4 Consumers and end-users Entity specific information Access to healthcare	Access to healthcare policy
Risk	Customer dissatisfaction leads to increased time investment in handling unsatisfied customers, resulting in higher support costs for QIAGEN	Along the whole value chain	Medium-term	S4 Consumers and end-users Entity specific information Customer satisfaction	Quality policy
Opportunity	Demonstrated reliability and high customer satisfaction can open doors to additional and new business, new geographic or sector markets	Own operations	Short-term	S4 Consumers and end-users Entity specific information Customer satisfaction	Quality policy

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Targets

What we strive to achieve: continuous improvement

Product quality
A high-quality product goes hand in hand with a positive customer experience. QIAGEN's ambition is to continuously increase product quality across its products and processes, supported by a global quality management system and internationally recognized quality standards. Product quality is managed through a combination of qualitative and quantitative performance elements, including minimizing recalls and customer complaints, maintaining a high level of certified manufacturing sites (ISO 9001 and/or ISO 13485), and monitoring external audit outcomes. These elements are overseen through established quality governance, audits and corrective and preventive action (CAPA) processes and are embedded in QIAGEN's continuous improvement approach to ensure the ongoing safety, reliability and performance of its products. Progress against the product-quality targets is monitored through the Global Quality Management System using the certification status of manufacturing sites and results from external regulatory and third-party audits. In this context, external stakeholders such as certifying bodies and regulatory authorities are indirectly involved through ISO certifications and audits, the outcomes of which inform the review and prioritization of product-quality targets. In 2025, coverage of certified manufacturing sites remained at 100%, and the external audit non-conformance rate remained below 0.5. Performance was in line with internal quality objectives, with no significant adverse trends or deviations identified during the reporting period. Findings from external audits, including identified non-conformities, are assessed within QIAGEN's quality governance and taken into account when refining quality priorities and related targets.

Customer satisfaction
In 2025, QIAGEN set a minimum target score of 64.5 for the customer-service metric Service-NPS-T. But in 2025, we surpassed the target and achieved a score of 75.7 compared to our 2024 score of 70. For 2026, the target Services NPS-T is set at 66. The global target for the metric is to be approved by the Head of Global Service Solutions Management and was defined for the first time for 2023 after base lining historical survey data dating back to 2019 when QIAGEN has a score of 60.8. The target is revisited and redefined annually taking external benchmarks into consideration. Targets are defined based on historical performance data, standardized NPS survey methodologies and internal benchmarking. No specific policy scenarios are applied, and targets are not directly aligned to national, EU or international policy goals.

Our Customer Care NPS-T (CC-NPS-T) attained a score of 70.3 compared to our 2024 score of 60, base lined in 2022 at 57.9. For 2025 the target for Customer Care score has been set at 60. We actively address customer feedback as it is received, and the CC-NPS-T target is revisited and redefined annually. We set the 2026 target at 65.

Customer feedback informs operational improvements but is not used as a direct input to target-setting assumptions. For example, QIAGEN responded to customer feedback in connection with waste management. Although we have already been working on our waste management over the past years, we received concerns from customers particularly in the EU, regarding our use and quantity of plastic transportation packaging. We have integrated customer feedback and, since 2020, we have defined a yearly corporate goal to reduce the use of plastic by eliminating it or replacing it with alternative packaging (see also chapter Resource Use and Circular Economy).

Access to healthcare
In 2024, QIAGEN reported qualitative examples of initiatives that expanded access to diagnostics in low- and middle-income countries (LMICs) and high-burden settings, laying the groundwork for a more structured approach to Access to Healthcare.

In 2025, QIAGEN developed a quantitative framework and baseline indicators across three pillars — Accessibility, Affordability and Collaboration — with a focus on vulnerable populations and infectious diseases such as tuberculosis. No quantitative targets were defined in 2025. The framework is intended to support the future definition of measurable objectives and consistent year-over-year monitoring, taking into account international public health priorities and local healthcare system conditions in LMICs. By 2026, QIAGEN aims to expand the availability of its diagnostic solutions in LMICs, enhance affordability through appropriate pricing mechanism, strengthen partnerships that support local evaluation and training. The 2025 baseline will enable consistent year-over-year monitoring of progress and impact. Progress assessment As no quantitative targets were defined for the reporting period, progress against targets and trend analyses are not applicable. Where targets exist, progress is assessed annually against the defined baseline and planned trajectory, and no significant deviations from initial planning were identified during the reporting period. Policies By offering high-quality products and services and using customer satisfaction tools, QIAGEN strives to meet the needs of end-users and customers. QIAGEN respects human rights as a fundamental value in its relations to customers and has aligned its human rights policy (discussed further under Workers in the Value Chain) and its Corporate Code of Conduct and Ethics (discussed further under Business Conduct) with internationally recognized principles and frameworks, such as the UN Guiding Principles on Business and Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work. We do not tolerate the misuse of QIAGEN products, and we will block customers from further sales if we become aware of their involvement in practices such as mass screening or the surveillance of ethnic minorities. The QIAintegrity Line, our publicly accessible reporting channel, allows for remedial actions in case of violations. In 2025, no violations of incidents involving customers in our downstream value chain were reported (2024: no violations). Our Global Quality Manual, in conjunction with the quality policy and global Process Documents, lays the foundation for the QIAGEN Quality Management under the responsibility of our Executive Committee. The manual sets out and defines the processes around product quality referring to the corporate mission and strategy, upon which the corporate and quality goals are based. The regularly updated manual is not publicly accessible but is made available upon request to hundreds of customers each year. The Executive Committee is the most senior level accountable for the implementation of the Quality Policy. Operational responsibility is exercised through the Global Quality Management System, overseen by Global Quality Assurance, which ensures implementation, monitoring and continuous improvement across QIAGEN. In setting the Quality Policy, QIAGEN considered the interests of key stakeholders, including customers, end-users, patients and regulatory authorities, informed by regulatory requirements, customer feedback mechanisms, quality risk assessments and post-market surveillance insights. The Quality Policy applies globally to QIAGEN’s own operations and downstream value-chain activities related to the development, manufacturing, distribution and post-market monitoring of diagnostic and life-science products. It covers all geographies in which QIAGEN operates and focuses on customers, end-users and patients, while addressing regulatory expectations of authorities and notified bodies. The policy does not extend to independent customer use beyond product instructions and regulatory-approved applications. The Quality Policy is made available to employees and other internal stakeholders involved in its implementation through QIAGEN’s controlled document management system, while relevant external stakeholders, including customers and authorities, are informed through contractual documentation, audits and, where appropriate, upon request. QIAGEN has not adopted a standalone customer satisfaction policy. Customer satisfaction is managed through operational procedures embedded in the Quality Management System and governed by defined standard operating procedures. Customer satisfaction processes are designed with consideration of customer and end-user interests, informed by structured customer feedback, complaint management, Net Promoter Score surveys and post-market surveillance activities. Customer satisfaction procedures apply globally to QIAGEN’s downstream activities related to customer interactions, including ordering support, technical service, complaint handling and post-market monitoring, and cover all geographies in which QIAGEN operates. Improving access to diagnostics remains a significant global healthcare challenge, particularly in LMICs and other high-burden settings. QIAGEN’s access to healthcare policy guides our global strategy through three pillars — QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 335 Social Accessibility, Affordability, and Collaboration — with the goal of ensuring that people who can benefit from our diagnostic solutions are able to access them, regardless of geography or economic status. In setting the Access to Healthcare Policy, QIAGEN considered the interests of key stakeholders, including patients, healthcare providers, public health authorities, NGOs, and academic institutions, informed by ongoing engagement, public-health partnerships, and insights from Medical Affairs and global health initiatives. The Access to Healthcare Policy has a global scope and applies to QIAGEN activities that enable equitable access to diagnostic solutions across the pillars of Accessibility, Affordability and Collaboration. It primarily addresses downstream value-chain activities, including product availability and distribution, pricing and affordability mechanisms, and partnerships with healthcare systems, with a focus on patients, healthcare providers, public health authorities, NGOs and academic institutions. The policy applies globally, with particular emphasis on low- and middle-income countries and high-burden settings, and indirectly informs upstream priorities such as R&D alignment with global health needs. Following the completion of our Global Public Health Task Force’s mandate in 2024, its responsibilities were integrated into the Medical Affairs department to strengthen strategic alignment and oversight. Medical Affairs now governs the Access to Healthcare strategy, sets objectives, monitors progress through KPIs, and coordinates efforts across business and regional teams to expand diagnostic access and improve affordability. The updated framework brings together strategic actions across QIAGEN to increase product availability, apply equitable pricing approaches, and build partnerships with public-health institutions, NGOs, and academic organizations. We expect measurable growth across the three pillar KPIs in the coming years, reflecting our continued commitment to improving access to high- quality diagnostics in resource-constrained settings. The Chief Medical Officer is the most senior level accountable for the implementation of the Access to Healthcare Policy, with oversight by the Corporate ESG Committee and, where required, the Executive Committee. Medical Affairs acts as the global policy owner and leads strategy, implementation, and KPI monitoring, supported by Global Sales Operations for execution and reporting. The Access to Healthcare Policy is made available to relevant internal stakeholders via QIAGEN’s internal governance systems. Actions and metrics QIAGEN manages product quality, customer satisfaction and access-to-healthcare actions through its Global Quality Management System and defined operational procedures, which are applied consistently across the organization and monitored on an ongoing basis. Progress on actions disclosed in prior periods is tracked through established qualitative and quantitative indicators, including audit outcomes, complaint trends, service-related Net Promoter Scores, certification status of manufacturing sites and access-to-healthcare KPIs. In 2025, these indicators showed stable or improved performance compared to prior periods, with no material deviations identified that required corrective escalation beyond existing quality and governance processes. Key quality- and customer-related actions are continuous and embedded in QIAGEN’s core operations. As such, they do not have fixed end dates but are implemented on an ongoing basis, with effectiveness reviewed regularly through audits, management reviews, KPI monitoring and post-market surveillance, the outcomes of which are used to assess whether actions are achieving their intended effect and to inform adjustments where needed. Where actions relate to specific initiatives or improvements, timelines are defined and tracked internally within the relevant operational or quality processes. QIAGEN ensures that processes to provide or enable remedy in the event of material negative impacts on consumers and end-users are available and effective through established complaint management, corrective and preventive action (CAPA) procedures, post-market surveillance and the QIAintegrity Line. These mechanisms allow concerns to be raised, investigated and remediated in a structured manner, with outcomes monitored through defined quality governance and escalation processes. QIAGEN assesses whether consumers and end-users are aware of and trust these processes through multiple channels, including customer feedback, complaint follow-up, Net Promoter Score surveys and engagement through QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 336 Social

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service and technical support interactions. Insights from these channels are reviewed to evaluate the accessibility and perceived effectiveness of the mechanisms and to inform continuous improvement.

Product quality-related metrics are derived from QIAGEN's Quality Management System and are based on standardized methodologies, including audit results, complaint and non-conformance tracking, recall data and certification status. These metrics rely on internal quality data collected across sites and processes and are subject to regular review and validation. Methodological limitations may arise from differences in product applications, regulatory environments and reporting cycles; however, the use of harmonized procedures and defined data controls ensures consistency and comparability over time.

Recalls

Due to our stringent quality management, recalls rarely occur. In the reporting year 2025, 2 recalls (U.S./EU FSCA) and no FDA Class I recalls were registered. In the event of a recall, all of our sites are subject to global procedures to avoid the further use of the affected product. We ensure full traceability of each product to the final customer and can, therefore, notify customers directly in the event of a recall.

Global certifications at manufacturing sites

Our approach to quality

100%

As of December 31, 2025 100% manufacturing facilities are certified to ISO 9001 and/or ISO 13485 quality system standards (excluding Parse Biosciences Inc., which was acquired in December 2025).


QIAGEN
QUALITY



ISO 9001 and/or ISO 13485 Certified manufacturing sites

- **Hilden,** Germany
- **Stockach,** Germany
- **Barcelona,** Spain
- **Vasteras,** Sweden
- **Germantown,** USA
- **Beverly,** USA
- **Frederick,** USA
- **Shenzhen,** China
- **Beijing,** China
- **Gdańsk,** Poland

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Required actions for recalls depend on the individual case. Actions can range from providing additional information to physically recalling a product. We have defined processes, responsibilities and improvement programs as required by regulating authorities to avoid the recurrence of recalls.

QMS Certification	2025	2024
Percent of certified manufacturing sites	100 %	100 %

Audits and inspection	2025	2024
Number of FDA warning letters	–	–

Recalls	2025	2024
Number of U.S. Class 2 / EU FSCA recalls	2	6
Number of FDA Class 1 recalls	–	–

Complaint management

Regarding our processes for engaging with customers, for the most part, complaints in 2025 centered around product performance. Typically, complaints are very specific to the customer's application. Consequently, QIAGEN's actions focused on identifying the root cause and avoid reoccurrence by effective corrective and preventive actions.

QIAGEN has established a global process to manage customer feedback. The central entry gate for technical customer interaction is our Tech-Service. Each support ticket can be escalated to a complaint case if the product's performance could be impacted. Each complaint is investigated, and appropriate corrections and corrective and preventive actions (CAPAs) are implemented. The overall complaint numbers are trended and evaluated.

The complaint management process is part of QIAGEN's global CAPA process landscape that also includes risk management, CAPA investigations, handling of non-conforming products, and management of deviations. All are fed into a structured process to identify potential root causes and establish effective corrections and CAPAs. This process is part of QIAGEN's global QMS and is overseen by the Global Quality Assurance team. Relevant employees at QIAGEN are trained in the CAPA process, as with all other processes

Available channels for customers to reach out to QIAGEN are channels like the QIAintegrity Line (discussed further under Business Conduct) or Tech-Service. Customers may also get in contact via social media, telephone and e-mail.

Improving customer satisfaction

QIAGEN not only provides physical products but also comprehensive services and up-to-date product information to support customers in solving their scientific questions. This enhances the customer experience and, through high-quality technical support, accelerates the generation of valuable and trustworthy insights that customers are seeking. Meeting or exceeding service expectations builds trust, strengthens our reputation as a reliable partner, unlocks new business opportunities, and facilitates expansion into new regions and market sectors. By prioritizing customer needs and experiences, we build lasting relationships that benefit both our customers and our company while also streamlining interactions and reducing support efforts.

Service at QIAGEN is organized in regional operational teams supporting the customer remotely or onsite and a global team working on strategy, processes, and tools. Customer experience assessment and improvement actions are implemented through the collaboration of those regional and global service functions to continuously drive customer centricity. Additionally, customers can use various channels to submit their feedback and help us improve customer experience. In 2025, we launched additional self-service options, like product availability checker, ordering status tracker, etc. Furthermore, additional web-based tools are being planned for 2026 and beyond to give customers further self-service options.

Customer engagement with consumers and end-users at QIAGEN takes place across several functions. Within the scope of this section, structured customer engagement and feedback management are operationally anchored in the Service and Customer Care organization, in close coordination with Quality Management. The senior leadership overseeing these functions is responsible for ensuring that customer engagement takes place and that insights from service interactions, complaints, post-market surveillance and surveys are reviewed and used to inform continuous improvements to customer experience, service delivery and product quality. To address our customers' expectations in the best possible way, we emphasize trainings for our sales force, with the goal of enhancing our abilities to understand customer demands and to educate them about our solutions. Through our internal learning platform QIAlearn, we offer e-learning and instructor-led training to our sales professionals on various topics ranging from basic knowledge to detailed product offerings. Offerings to meet customer needs We are committed to enhancing our customers' experiences by monitoring system functionality and analyzing survey feedback. This helps us adapt to their evolving needs. Our products span various market segments, leading to both common and market-specific expectations. Customers expect reliability, safety, and environmentally friendly manufacturing. Our products are used in controlled environments, often involving hazardous liquids or complex machinery with electrical components. To ensure they function with high precision and to prevent misuse, we provide training on product usage. Customers are guided with accurate and accessible product- or service-related information, such as detailed product manuals, handbooks, and data safety sheets, to ensure proper handling and avoid potential hazards. Improved access to comprehensive product information and up-to-date research offers valuable guidance and strengthens our relationships with customers. Engaging with them through regular updates further deepens these relationships and can increase customer loyalty. In case our products do not meet the customers’ needs, our Cancellation and Returns practices ensure flexibility and support for customers managing their orders, allowing standard orders to be canceled if not yet shipped and providing prompt replacements for non-conforming products under warranty. Measuring customer satisfaction with the Net Promoter Score QIAGEN strives to create trust and demonstrate reliability, recognizing the risks related to customer dissatisfaction. Customer dissatisfaction leads to increased time investment in handling the situations, resulting in higher support costs for QIAGEN. Additionally, dissatisfied customers are less likely to accept price increases due to a perceived mismatch in value for money. This might lead to a decline in repeat purchases, compounded by the fact that acquiring new customers is more time-consuming and costly compared to retaining existing ones. To continually assess the satisfaction of our customers, we employ the Net Promoter Score (NPS) methodology – a systematic global approach to measure customer experience, analyze feedback, resolve identified individual situations of dissatisfaction, and derive corrective actions to improve customer experience in the future where necessary. The NPS is a market research metric that measures customer satisfaction by asking customers to rate the likelihood that they would recommend a company or a specific product to a colleague. Respective NPS values can range from -100, indicating all customers were detractors and dissatisfied, to +100, indicating all customers were promoters and satisfied. In 2025, we continued with our approach of the transactional Net Promoter Score (NPS-T) for customer care (ordering support) and for tech service (technical product requests) which we introduced firstly in 2023. Both are run independently, yet results are analyzed in a combined way to comprehensively assess customer satisfaction. Upon the completion of an interaction with a customer, we sent out requests to the respective NPS-T survey via email and solicited customer feedback on their experience. All collected customer feedback was directly accessible by local country managers. They analyzed the collected responses and followed up with customers who indicated they were not fully satisfied with the resolution of their requests. Based on the feedback we received, in the future, we will offer enhanced customer service features. As a consequence of the feedback received, we for instance established a specific priority routing for incoming requests of a specific customer group in North America leading to initial response times of less than two hours for those customers. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 339 Social Access to healthcare QIAGEN advances access to tuberculosis diagnostics by ensuring that QuantiFERON-TB Gold Plus (QFT-Plus) and the QIAseq xHYB Mycobacterium tuberculosis Panel are available, affordable, and suitable for programmatic use in low- and middle-income countries (LMICs). We support the expansion of these technologies by contributing to the global TB dialogue—including participation in the 39th Stop TB Partnership Board Meeting in the Philippines and membership in the Stop TB Partnership Private Sector Constituency—and through ongoing engagement with the WHO Global TB Program on the pathway toward prequalification. In parallel, we continue to develop diagnostic solutions designed to overcome geographic and infrastructure barriers. In 2025, we established the baseline for our accessibility KPI, reflecting the volume of QFT-Plus supplied to LMICs. In the coming years, we will work toward this volume to increase as we continue to advance access to TB diagnostics in resource-constrained settings. Affordability is enabled through public-health pricing mechanisms that support access for low- and middle-income countries. QIAGEN offers a concessional price for QuantiFERON-TB Gold Plus through the Global Drug Facility and, where appropriate, directly to public health programs, enabling ministries of health and public institutions to procure TB diagnostics at levels consistent with national resource constraints. We also invest in cost-effectiveness and health- economic analyses to support evidence-based decision-making. Recent work includes studies in Malaysia (diabetes), Costa Rica and Thailand (people living with HIV), and Indonesia (household contacts), generating context-specific evidence that informs the optimal use of TB infection testing. This approach ensures that affordability is understood not only in terms of the test price, but also in terms of a health system’s ability to deliver diagnostics sustainably and at scale. In 2025, we established the formal baseline for our affordability KPI, reflecting access through public-health pricing. In the coming years, this KPI may gradually improve, as public-health pricing mechanisms continue to facilitate access in resource-constrained settings. Collaboration is strengthened through evaluation support of LMIC laboratories and institutions, helping build familiarity with QFT-plus technology and local implementation experience. We also support locally led research in LMICs through Investigator Initiated Studies (IIS), helping generate evidence in resource-constrained settings. In 2025, we established the baseline year for our collaboration KPI, reflecting the level of evaluation and training materials provided to LMIC institutions. In the coming years, we aim to increase this level, as we continue to strengthen collaborative initiatives that advance the use of TB diagnostics in resource-constrained settings. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 340 Social

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Governance

The highest standard of integrity is fundamental to QIAGEN's success. Rigorous compliance programs, cyber security measures and strategic collaborations reinforce our ethical business conduct and contribute to our effective risk management and our long-term operational resilience.

90%
completion of cyber security awareness training

QIAintegrity line
for reporting concerns



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Governance

Business conduct

Our approach

QIAGEN's sustained success depends on unwavering integrity, which is maintained by fostering compliance and cultivating trust among stakeholders. Our commitment to ethical business conduct is reflected in compliance programs, cyber security measures and strategic industry collaborations, all of which support risk mitigation and operational resilience.

The material impacts related to business conduct arise from QIAGEN's own governance, compliance and risk-management activities, as well as from business relationships with suppliers, customers, distributors and other third parties across its global value chain. In our materiality assessment, we evaluated the following material impacts:

	Description	Allocation in the value chain	Time horizon	Topic Sub-topic Sub-sub-topic	Policies
Actual positive impact	High awareness of integrity through compliance can lead to stable relationships with employees and suppliers and can increase their sense of security and trust	Along the whole value chain	Medium-term	G1 Business Conduct - Corruption and bribery	Corporate Code of Conduct and Ethics, global legal framework for sales and marketing activities, global anti-corruption policy, whistleblower policy, cyber security policy
Actual negative impact	Misbehavior can have negative consequences for those affected if it goes unnoticed -> leading to loss of trust or stigmatization	Along the whole value chain	Short-term	G1 Business Conduct - Protection of whistleblowers	Corporate Code of Conduct and Ethics, global legal framework for sales and marketing activities, global anti-corruption policy, whistleblower policy, cyber security policy
Potential negative impact	We handle data from our suppliers, customers and business partners who could be exposed to negative consequences of sensitive data leakage	Along the whole value chain	Short-term	G1 Business Conduct Entity specific information Data & Cyber Security	Corporate Code of Conduct and Ethics, cyber security policy

The material business-conduct-related impacts can have negative consequences for people, including employees and business partners, for example by undermining trust or the protection of those affected. They influence governance-level decision-making and are addressed through the compliance measures described in this chapter. These impacts, risks and opportunities are directly linked to QIAGEN's business model as a globally regulated life sciences and diagnostics company and inform strategic priorities related to compliant market access, trusted stakeholder relationships and the long-term resilience of our operating model.

Policies

Our compliance-related policies outline the standards we uphold in our business activities and our expectations for both internal and external stakeholders. These policies reflect our commitment to integrity. Our compliance policies are developed by the designated policy owners, who are the managers responsible for the relevant topics. These policies undergo a thorough review and approval process by both the Compliance Committee and the Executive Committee. Annually, the policy owners reassess and update the policies as necessary. Any modifications are subsequently reviewed and approved by the Compliance

Committee and the Executive Committee to maintain alignment with our corporate governance standards and sustainability objectives. In setting and updating its compliance-related policies, QIAGEN considers the interests of key stakeholders, including employees, business partners, customers, shareholders and public authorities, informed by regulatory requirements, risk assessments, internal controls, and feedback received through compliance processes and stakeholder interactions. The Corporate Code of Conduct and Ethics is designed to empower our employees with a clear understanding of the principles of business conduct and ethics that we uphold. This policy is likely to have a positive impact employees by increasing their awareness of integrity and enhancing their sense of security and trust. It applies to all employees of QIAGEN and its subsidiaries, all members of QIAGEN´s senior management and every member of the Managing Board and the Supervisory Board. QIAGEN commits to integrity and transparency concerning comprehensive disclosure to shareholders and authorities, fair dealing with stakeholders, leading ethical relations to public institutions, being compliant with laws, rules and regulations and taking responsibility toward society and environment. Furthermore, QIAGEN is committed to advancing the industry responsibly and is a member of several industry trade associations, such as AdvaMed (U.S.) and MedTech (Europe), which ensures that collaborations between AdvaMed and MedTech companies and healthcare professionals adhere to high ethical standards. We also collaborate with global health policy institutions such as the World Health Organization and regional consortia, such as the African Society for Laboratory Medicine, to improve affordable access to testing solutions for neglected diseases in low-resource settings. Besides our engagement in industry associations, we are not active in any direct lobbying activities. Moreover, we do not make or receive any payments to or from political parties or political action committees. Such actions have been prohibited without exception by our Code of Conduct. As a publicly traded company with global operations, we are governed by regulations across multiple jurisdictions. Ethical conduct and compliance with laws and regulations therefore are fundamental assets for our business integrity and our reputation. Oversight and accountability play a central role in QIAGEN’s compliance framework. The Compliance Program and the implementation of related policies is overseen by the Senior Global Compliance Manager and is supported by the Compliance Committee under the leadership of the Head of Global Legal Affairs and Compliance. This position reports directly to the Audit Committee of the Supervisory Board. The Compliance Committee consists of managers from Legal, Internal Audit, Human Resources, SEC Reporting, Clinical and Medical Affairs, and Trade Compliance. The Supervisory Board consists of senior leaders, who are trained in and updated on compliance matters and new legal requirements. More information on the Supervisory Board and the Management Board are provided in our Corporate Governance Report. Our Compliance Program includes a comprehensive set of policies designed to ensure adherence to legal and ethical standards. These policies cover areas, such as conflicts of interest, insider trading, anti-corruption, revenue recognition, confidentiality, and social media policy. Particularly, policies regarding interactions with healthcare professionals are created based on the AdvaMed Code of Ethics. The Advanced Medical Technology Association (AdvaMed) is a global trade association of companies that develop, produce, manufacture, and market medical technologies. The policies are described in more detail in our global legal framework for sales and marketing activities policy, which includes guidelines on various marketing activities such as samples, gifts, etc. All compliance policies are available to QIAGEN employees via the intranet. Each policy includes contact information and the invitation to comment or to ask questions. Violation of these policies may result in a disciplinary response, up to and including termination of any employment or other relationship with the company, and possibly other legal action. Prevention of corruption and bribery We pay special attention to anti-corruption laws in our related compliance policies. As a U.S. listed company with global operations, QIAGEN is subject QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 343 Governance to anti-corruption laws worldwide, such as the Foreign Corrupt Practices Act (FCPA) and the U.K. Bribery Act 2010 (UKBA). Our global anti-corruption policy supports our commitment to aiming to abide by the anti-corruption laws of the countries in which we operate. As part of the policy QIAGEN expects all employees, directors, officers, and business partners to refrain from engaging in any form of bribery and corruption. The policy strictly prohibits offering, giving, or accepting payments, gifts, or anything of value to influence business decisions, including dealings with government officials and private entities. Limited exceptions, such as non-cash gifts and business hospitality, are permitted but must comply with internal policies and approval procedures. The global anti-corruption policy is based on the United Nations Convention against Corruption (UNCAC). Whistleblower policy The Whistleblower Policy defines the competencies and procedures for submitting, receiving, handling, and retaining whistleblowing reports at QIAGEN. To encourage people to report misbehavior in order to prevent negative impacts and consequences for those affected, it also outlines the protection measures in place to ensure the effectiveness of the whistleblowing system. Applicable to all reasonable suspicions of actual or potential misconduct or risks, the policy covers reports related to any area of QIAGEN’s business or operations, including those concerning direct or indirect suppliers. Reporting Persons may include current or former employees of QIAGEN, as well as any other individuals who submit a report in accordance with this policy. The administration of the policy falls under the responsibility of the Head of Global Legal Affairs and Compliance. Robust cyber security governance Data and cyber security are critical priorities for QIAGEN due to the sensitive nature of the data the company handles, including proprietary scientific information, customer and partner data. As a global provider of Sample to Insight solutions, QIAGEN has a responsibility to protect this data from cyber threats that could result in financial loss, reputational damage, regulatory repercussions, harm to data subjects and loss of customer trust. Our operations involve handling data from suppliers, customers, and business partners, who may be adversely affected by any unauthorized disclosure of sensitive information. Our cyber security policy is made available to these stakeholders. Additionally, further details pertaining to our cyber security measures and protocols are provided within the framework of established contracts with our stakeholders, as necessary. Through the implementation of appropriate cyber security policies, monitoring, risk assessments and cooperation, QIAGEN aims to protect its intellectual property, ensure compliance with data protection and cyber security regulations, maintain the integrity and privacy of sensitive information, and reinforce the company's commitment to secure, reliable, and trustworthy operations. Our suppliers, customers, and business partners can access our cyber security policies and measures for data protection matters. With our cyber security policy and Cyber Security Handbook, we have supporting privacy and cyber security policies and guidelines in place, which are reviewed and approved as part of our Cyber Security Council and Compliance Committee procedures. The Cyber Security Council is sponsored by the Head of Cyber Security (CISO) who will act as the Chair for the Council. The cyber security policy and Cyber Security Handbook apply to all employees and are available on our intranet. Employees are required to acknowledge their understanding of the policies; otherwise, the training will not be marked as complete. With these procedures defined in the policy, QIAGEN promotes secure handling of sensitive data of suppliers, customers and business partners which would be negatively impacted in case of data leakage. Our cyber security policy defines and references the information security requirements and controls within QIAGEN that all stakeholders must adhere to when planning, implementing or operating information processing, storage or transmission to comply with the cyber security program of QIAGEN. It describes the approach and associated controls of information security for information-based systems and services in accordance with the company’s business needs and legal obligations. The policy documents the organization’s cyber security objectives as agreed by the Cyber Security Council to address the specific needs and requirements of QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 344 Governance

QIAGEN. Failure to comply with this policy could result in a legal or contractual violation with significant financial or reputational risks to QIAGEN. To simplify and streamline the implementation of the objectives derived from the cyber security policy, we have created our Cyber Security Handbook for Employees, which focuses on the day-to-day use by all employees for secure and compliant use of standard applications, information handling and communications. The handbook provides information on secure passwords, restrictions on the use of information, services and devices provided by QIAGEN, the use of mobile computing, communication and internet access, cyber incident reporting, and other security considerations such as access to work areas. Failure to comply with any provision of or referenced in the handbook may result in disciplinary action, up to and including termination of employment for employees or termination of contractual relationships for third parties, contractors or consultants. Our cyber security efforts are based on the ISO 27001:2022 standard and incorporate the Information Security Forum “Standard of Good Practice for Information Security.” Global cyber security and privacy requirements are actively monitored for and discussed as part of our Cyber Security Council as well as during Data Protection Committee meetings, both held multiple times a year. Actions Compliance program Our Compliance Program incorporates several key initiatives to ensure effective implementation and adherence. These actions include training initiatives designed to educate employees on compliance requirements and ethical conduct. We monitor compliance risks through regular assessments and audits to identify and mitigate potential issues proactively. Additionally, our program includes thorough compliance investigations to address any reported or suspected violations. More detailed descriptions of these actions can be found further below. Progress on the actions disclosed in prior periods is monitored through documented training completion records, compliance risk assessments, audits, investigations and incident reporting. The key actions described above are ongoing and embedded in QIAGEN’s compliance framework. As such, they do not have fixed completion dates but are implemented continuously, with regular review through training cycles, risk assessments, audits, investigations and monitoring activities. In 2025, these actions continued to be implemented as planned, with no substantiated cases of corruption or bribery identified and no material deficiencies detected that required escalation beyond established compliance processes (2024: no substantiated cases). As no cases were noted in 2025 QIAGEN did not pay any fines. Protection of whistleblowers: QIAGEN integrity line A functioning whistleblower system offers potential whistleblowers the opportunity to report misconduct and thus make a difference. The QIAintegrity Line is an independent, impartial and confidential system put into place for the reporting of severe misconduct within our company and/or in our supply chain. Our hotline for the good faith reporting of violations of the law or our compliance policies are based on the applicable German Whistleblower Act (Hinweisgeberschutzgesetz), the U.S. Sarbanes–Oxley Act, and the listing standards of the NYSE. We follow strict non-retaliation practices. Upon receipt of a report, we diligently investigate the alleged misconduct and protect the anonymity of the complainant to ensure protection from retaliation as well as to secure the employment status of the complainant. We also offer a direct email and telephone hotline for employees to communicate questions or make suggestions for our Compliance Program. The protection from retaliation does not apply to persons who report false information in bad faith. QIAGEN reserves the right to hold such persons liable for any damage resulting from such false reporting. Our whistleblower policy allows compliance- or audit-related complaints to be collected from outside the organization and not limited to only reports by employees. The QIAintegrity Line is available for third parties including value chain workers. We assess whether value chain workers are aware of and trust the QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 345 Governance QIAintegrity Line through qualitative review of channel usage, case handling and outcomes, including reports submitted by third parties, with insights informing ongoing improvements to the process. Issues raised through the channel are logged, tracked and monitored through defined case-management and investigation processes, with responsibilities assigned to Compliance and Internal Audit. The effectiveness of the channel is reviewed qualitatively based on its use, timely handling and follow-up of reports, and insights from case outcomes, which inform ongoing improvements to the whistleblowing process. Details about the QIAintegrity hotline are outlined on the compliance intranet pages and included in our whistle blower and the Code of Conduct. QIAGEN employees are informed about reporting channels during their onboarding process and through the Code of Conduct training. If potential or actual violations are reported through the QIAintegrity Line, we will take immediate action upon receipt of a report. The responsibility for receiving and handling reports lies with the Head of Global Legal Affairs and Compliance, the Senior Global Compliance Manager, and the Head of Internal Audit, who qualify for this task due to their position, education and expertise. Reported potential or actual violations and breaches will be forwarded to the Audit Committee of the Supervisory Board. This escalation forms part of QIAGEN’s established process to report material compliance-related outcomes to administrative, management and supervisory bodies through senior management and the Audit Committee. Investigation processes Violation of anti-corruption laws such as the FCPA can have significant consequences for QIAGEN and its employees who may be fined and imprisoned because of criminal prosecution. Our global anti-corruption policy gives us guidance to understand the requirements, risks and pitfalls of anti- corruption laws to avoid any conflicts. Our anti-corruption policies can be found on our Compliance webpage under Investor Relations. The Legal and Compliance Department closely monitors the evolution of the law to adapt our policies and training courses. No incidents of corruption and bribery were detected internally or reported to us during 2025 (2024: No incidents). Any suspected or reported corruption allegations will be investigated by the Head of Global Legal Affairs and Compliance and to the extent they are accounting relevant, in cooperation with the Head of Internal Audit. The investigation process is outlined as follows: Follow up can comprise any action taken to assess the accuracy of the allegations made in the report and, where relevant, to address the breach or risk reported, including, without limitation, through actions such an inquiry, an investigation, a prosecution, an action for recovery of funds, a referral of the Reporting Person and/or the matter to another competent internal person (e.g., manager or Executive Committee member) or function (e.g., Human Resources, Cyber Security, Internal Audit, Data Protection, Audit Committee of the Supervisory Board) or public authority, or the closure of the procedure. Follow up will be guided by the principle of proportionality. Each case will be examined individually to determine which consequences are suitable, necessary and appropriate. At the same time, the rights of the persons being subject of the report and the other persons mentioned in the report will be respected, based on the principle that no individual should be considered guilty without adequate proof. The risk assessments are applied to the entire group. Beyond the risk management and due diligence processes described above, QIAGEN has not established separate or additional procedures specific to this requirement, and no distinct plans to adopt such procedures are currently in place. When evaluating the individual jurisdictions across each subsidiary, we generally observe a higher corruption risk in developing countries as per the Transparency International Corruption Perceptions Index. However, we have not identified any significant risks related to corruption in any of our operations. Compliance training courses 2025 Our employees' awareness of compliance is shaped by regular in-person, web- based or virtual training courses held by in-house legal, compliance and regulatory experts. For example we offer online courses to instruct and verify QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 346 Governance

knowledge of policies for anti-trust, bribery and corruption, conflicts of interest, data protection, gifts and entertainment, harassment, insider trading, reporting. Online training is provided to all employees in nine languages and supported by multiple communication resources. Additional mandatory courses, including courses related to risks linked with job function, are customized to the specific area of responsibility. For example, anti-bribery is addressed at a high level in the Code of Conduct training, which is mandatory for all new employees. However, for certain higher-risk roles, such as sales, finance and procurement, these employees are required to complete advanced training upon joining QIAGEN and annually thereafter. The basic training courses are followed by regular refresher courses, with reassessment varying in frequency from annually up to every three years, depending on the course. The members of the Executive Committee and the Supervisory Board are regularly updated on matters of anti-corruption and anti-bribery but are not requested to complete the standard e-learning courses. Regarding the prevention of corruption and bribery, in 2025 QIAGEN offered various training courses for its functions at risk which is defined "as organizational functions whose roles and activities present an elevated compliance risk due to their involvement in financial decision-making, commercial transactions, supplier interactions, or revenue-generating activities. These functions include Finance, Procurement, and Sales. In 2025 over 96% of individuals in roles defined as functions at risk completed these trainings. This is an increase from our 2024 percentage of 1.9%, which is due to trainings being assigned to only new-hires in 2024. Training coverage is calculated based on completion records documented in QIAlearn, QIAGEN’s internal learning management system. The metric assumes that training completion recorded in QIAlearn reflects participation in the relevant training courses during the reporting period. Limitations include reliance on accurate system entries and the fact that completion data does not measure knowledge retention or training effectiveness beyond participation. Risk management and due diligence Our third-party due diligence program follows a risk-based approach that categorizes third-party intermediaries, such as distributors and agents based on the applicable Transparency International Corruption Perceptions Index. Before any QIAGEN company enters into a contract or business relationship with any agent, reseller, distributor, consultant, or other representative, QIAGEN requires that due diligence be conducted, and proper authorization be obtained prior to commencing the relationship with the representative. Our Third-Party due diligence program entails the following elements: (1) pre-screening, anti-corruption questionnaire and certification for new distributors, resellers and agents; (2) annual risk assessment of selected third parties based on a calculated risk score, which factors in location of business and Corruption Perceptions Index; (3) training for third-party distributors; (4) contractual obligation to comply with applicable laws (including anti- corruption laws) and QIAGEN´s Code of Conduct and anti-corruption policy, as well as compliance certification; and (5) due diligence in the form of annual background checks of a random selection of third parties, and ongoing monitoring. QIAGEN engages third-party resources to investigate and conduct due diligence (background checks) on a select sample of High Risk Distributors on an annual basis. We further exercise a due diligence program on distributors and agents with the support of external providers annually. This due diligence program includes the contractual obligation by all third party intermediaries to observe the related QIAGEN policies, trainings and background checks which will be applied with a risk-based approach. Increasing awareness for cyber security among employees In addition to managing external risks through due diligence processes, we prioritize the protection of its digital infrastructure and have built a culture of cyber security awareness. We have implemented a annual, mandatory cyber security awareness training program for all employees, the completion status of which we monitor monthly. This program includes educational material on key cyber threats relevant to our operations, ensuring that employees are aware of QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 347 Governance potential risks and their role in mitigating them. Our online awareness training aims to enable all employees to understand key security principles, relevant regulations, and their role in protecting sensitive information. By educating employees about data security, privacy requirements, cyber threats, and secure data handling practices, e-learning directly supports compliance with regulatory standards and internal protection protocols. This knowledge reinforces a culture of responsibility and vigilance in data protection across the organization which can potentially reduce the likelihood of security breaches. In 2025, 90% of our global employees successfully completed the training (2024: 90%). Training completion is measured based on documented completion records in QIAlearn, QIAGEN’s internal learning management system. The methodology assumes that successful completion, including the mandatory knowledge check, reflects employee participation in the cyber security awareness training. The metric is based on documented training completion records in QIAGEN’s internal learning management system and includes a mandatory knowledge check as part of the training. The methodology assumes that successful completion, including the knowledge check, reflects employee participation and understanding. Limitations remain, as the metric does not measure long-term knowledge retention or behavioral change. We also conduct phishing simulations several times a year, which are carried out at least once a month, to give all employees the opportunity to safely interact with current phishing threats as seen from real threat actors. We offer awareness webinars and workshops on important security topics, including emerging phishing trends, as well as role-specific training. In addition, the cyber security team regularly conducts incident response exercises to evaluate the organization’s established procedures, including an analysis of each applicable incident response phase. Effectiveness is tracked through monthly monitoring of mandatory training completion, evaluation of phishing simulation results, and reviews of incident response exercises within established cyber security governance processes. QIAGEN’s ambition is to maintain a high level of employee awareness of cyber security risks across the organization. QIAGEN has set a target to maintain a high level of employee cyber security awareness, measured through mandatory training completion rates, with a threshold of more than 85%. The target is set and reviewed through internal governance, taking into account regulatory requirements and insights from employee participation in mandatory training, phishing simulations and incident-response exercises. Progress against the cyber-security awareness target is monitored through training-completion records in QIAGEN’s internal learning system and reviewed as part of established cyber-security governance. In 2025, completion reached 90%, remaining above the defined threshold, with no significant deviations or adverse trends identified Progress is assessed using training completion rates and phishing simulation outcomes, measured annually with 2025 as the base period. QIAGEN recognizes cyber security as an ongoing and integral activity, with continuous processes in place to identify, assess, and address cyber risks in order to protect our information systems, data, and stakeholder interests. Cooperation with international organizations To facilitate information and knowledge exchange, QIAGEN has joined well- known industry and governmental cyber security communities like the Information Security Forum (ISF), Allianz für Cyber-Sicherheit and Health-ISAC. The Cyber Security Team consists of professionals with varying industry experience, education and security expertise. The team maintains a balanced combination of managerial and technical skills to provide comprehensive security capabilities. The cyber security employees are also part of our HR development processes. The staff development is reviewed in line with other standard processes. We are monitoring our organization’s externally exposed assets and services (Attack Surface Monitoring), as well as information exposure (Dark Web Monitoring) to identify blind spots and potential weaknesses. For that, we use professional solutions for monitoring which are managed by the Cyber Security Team. Findings are analyzed and handled as part of our Security Operations work. Our vulnerability management program covers our global networks, digital workplaces and corporate cloud environments. We are working with Council for Registered Ethical Security Testers (CREST) certified partners to conduct regular, at least annual, security assessments of our global QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 348 Governance

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Governance

infrastructure. We further engage with external partners as needed to utilize their expertise for advanced security assessments. Cyber security risks are considered in the context of our Enterprise Risk Management.

Actions disclosed in prior periods continued as planned in 2025 through mandatory training, phishing simulations, and incident response exercises, with no material cyber security incidents reported.

Cyber incident response plan

QIAGEN has a comprehensive Cyber Incident Response Plan as required by law to support management of material cyber security incidents. Skilled cyber security staff execute the plan, which includes regularly exercised response processes for efficient and effective incident management. During the reporting period, QIAGEN did not experience any material cyber security incidents (according to the definition of the U.S. Securities and Exchange Commission).

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Sustainability Statement - Annex

ESRS disclosure requirements

The reference table presents the requirements of the ESRS. It indicates where you can find the specific ESRS disclosure requirement, as well as where we have used incorporation by reference

Cross-cutting standards					
Disclosure requirement			Section / Report	Page	Additional Information
CSRD Topic	Datapoints	ESRS 2 - General disclosures			
BP-1		General basis for preparation of the sustainability statement	SUS	262	
BP-2		Disclosures in relation to specific circumstances	SUS	262	
GOV-1	20(a)	The role of the administrative, management and supervisory bodies	MR	62	Incorporation by Reference
GOV-1	20(b)	The role of the administrative, management and supervisory bodies	SUS	266	
GOV-1	20(c)	The role of the administrative, management and supervisory bodies	SUS	266	
GOV-1	21(a)	The role of the administrative, management and supervisory bodies	MR	80	Incorporation by Reference
GOV-1	21(b)	The role of the administrative, management and supervisory bodies	MR	80	Incorporation by Reference
GOV-1	21(c)	The role of the administrative, management and supervisory bodies	MR	66	Incorporation by Reference
GOV-1	21(d)	The role of the administrative, management and supervisory bodies	MR	80	Incorporation by Reference
GOV-1	21(e)	The role of the administrative, management and supervisory bodies	MR	66	Incorporation by Reference
GOV-1	22(a)	The role of the administrative, management and supervisory bodies	SUS	266	
GOV-1	22(b)	The role of the administrative, management and supervisory bodies	SUS	266	
GOV-1	22(c)	The role of the administrative, management and supervisory bodies	SUS	266	
GOV-1	22(d)	The role of the administrative, management and supervisory bodies	SUS	266	
GOV-1	23(a)	The role of the administrative, management and supervisory bodies	SUS	266	
GOV-1	23(b)	The role of the administrative, management and supervisory bodies	SUS	266	
GOV-2		Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	SUS	267	
GOV-3		Integration of sustainability-related performance in incentive schemes	SUS	276	
GOV-4		Statement on sustainability due diligence	SUS	264	
GOV-5		Risk management and internal controls over sustainability reporting	SUS	266	
SBM-1	40(a)-i	Strategy, business model and value chain	MR	7	Incorporation by Reference

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Sustainability Statement - Annex

SBM-1	40(a)-ii	Strategy, business model and value chain		7	Incorporation by Reference
SBM-1	40(a)-iii	Strategy, business model and value chain	SUS	314	
SBM-1	40(a)-iv	Strategy, business model and value chain	—	—	Not applicable
SBM-1	40(b)	Strategy, business model and value chain	—	—	Not applicable
SBM-1	40(c)	Strategy, business model and value chain	—	—	Not applicable
SBM-1	40(d)	Strategy, business model and value chain	—	—	Not applicable
SBM-1	40(e)	Strategy, business model and value chain		262	
SBM-1	40(f)	Strategy, business model and value chain		262	
SBM-1	40(g)	Strategy, business model and value chain		262	
SBM-1	41	Strategy, business model and value chain	—	—	Not applicable
SBM-1	42(a)	Strategy, business model and value chain	MR	8	Incorporation by Reference
SBM-1	42(b)	Strategy, business model and value chain	MR	8	Incorporation by Reference
SBM-1	42(c)	Strategy, business model and value chain	MR	8	Incorporation by Reference
SBM-2	45(a)	Interests and views of stakeholders	MR	10	Incorporation by Reference
SBM-2	45(b)	Interests and views of stakeholders	MR	10	Incorporation by Reference
SBM-2	45(c)	Interests and views of stakeholders	—	—	Not applicable
SBM-2	45(d)	Interests and views of stakeholders	SUS	266	
SBM-3		Material impacts, risks and opportunities and their interaction with strategy and business model	SUS	265	
IRO-1		Description of the process to identify and assess material impacts, risks and opportunities	SUS	273	
IRO-2		Disclosure requirements in ESRS covered by the undertaking's Sustainability Statement	SUS	348	

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Sustainability Statement - Annex

Environmental standards

Disclosure requirement		Section / Report	Page	Additional Information
ESRS E1 - Climate change				
ESRS 2, GOV-3	Integration of sustainability-related performance in incentive schemes	SUS	276	
E1-1	Transition plan for climate change mitigation	SUS	282	
ESRS 2, SBM-3	Material impacts, risks and opportunities, and their interaction with strategy and business model	SUS	279	
ESRS 2, IRO-1	Description of the processes to identify and assess material climate-related impacts, risks and opportunities	SUS	274	
E1-2	Policies related to climate change mitigation and adaptation	SUS	283	
E1-3	Actions and resources in relation to climate change policies	SUS	284	
E1-4	Targets related to climate change mitigation and adaptation	SUS	287	
E1-5	Energy consumption and mix	SUS	290	
E1-6	Gross Scopes 1, 2, 3 and total GHG emissions	SUS	291	
E1-7	GHG removals and GHG mitigation projects financed through carbon credits	—	—	Not applicable
E1-8	Internal carbon pricing	—	—	Not applicable
E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	—	—	Phase-in
E2 - Pollution				
Not material				
E3 – Water and Marine Resources				
Not material				
E4 – Biodiversity and Ecosystems				
Not material				
ESRS E5 - Resource use and circular economy				
ESRS 2, IRO-1	Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities	SUS	297	
E5-1	Policies related to resource use and circular economy	SUS	300	
E5-2	Actions and resources related to resource use and circular economy	SUS	302

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Sustainability Statement - Annex

Environmental standards

Disclosure requirement ESRS E1 - Climate change		Section / Report	Page	Additional Information
E5-3	Targets related to resource use and circular economy	SUS	297	
E5-4	Resource inflows	SUS	304	
E5-5	Resource outflows	SUS	305	
E5-6	Anticipated financial effects from material resource use and circular economy-related risks and opportunities			Phase-in

Social standards

Disclosure requirement ESRS S1 - Own workforce		Section / Report	Page	Additional Information
ESRS 2, SBM-2	Interests and views of stakeholders	SUS	307	
ESRS 2, SBM-3	Material impacts, risks and opportunities, and their interaction with strategy and business model	SUS	307	
S1-1	Policies related to own workforce	SUS	312	
S1-2	Processes for engaging with own workers and workers' representatives about impacts	SUS	301	
S1-3	Processes to remediate negative impacts and channels for own workers to raise concerns	SUS	301	
S1-4	Taking action on material impacts on own workforce, and approaches to mitigating material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	SUS	313	
S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	SUS	318	
S1-6	Characteristics of the undertaking's employees	SUS	313	
S1-7	Characteristics of non-employee workers in the undertaking's own workforce	—	—	Phase-in
S1-8	Collective bargaining coverage and social dialogue	—	—	Not material
S1-9	Diversity metrics	SUS	320	
S1-10	Adequate wages			Not material
S1-11	Social protection	—	—	Not material
S1-12	Persons with disabilities	—	—	Not material

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Sustainability Statement - Annex

Social standards

Disclosure requirement ESRS S1 - Own workforce		Section / Report	Page	Additional Information
S1-13	Training and skills development metrics	—	—	Phase-in
S1-14	Health and safety metrics	SUS	314	
S1-15	Work-life balance metrics	SUS	—	Not applicable
S1-16	Compensation metrics (pay gap and total compensation)	SUS	178	
S1-17	Incidents, complaints and severe human rights impacts	—	—	
ESRS S2 - Workers in the value chain				
ESRS 2, SBM-2	Interests and views of stakeholders	SUS	324	
ESRS 2, SBM-3	Material impacts, risks and opportunities, and their interaction with strategy and business model	SUS	329	
S2-1	Policies related to value chain workers	SUS	326	
S2-2	Processes for engaging with value chain workers about impacts	SUS	331	
S2-3	Processes to remediate negative impacts and channels for value chain workers to raise concerns	SUS	331	
S2-4	Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those actions	SUS	328	
S2-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	—	—	
ESRS S3 - Affected communities				
Not material				
ESRS S4 - Consumers and end-users				
ESRS 2, SBM-2	Interests and views of stakeholders		330	
ESRS 2, SBM-3	Material impacts, risks and opportunities, and their interaction with strategy and business model		330	
S4-1	Policies related to consumers and/or end-users		335	
S4-2	Processes for engaging with consumers and end-users about impacts		330	
S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns		338

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Sustainability Statement - Annex

Social standards

Disclosure requirement ESRS S1 - Own workforce		Section / Report	Page	Additional Information
S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions		336	
S4-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities		334	

Governance standards

Disclosure requirement ESRS G1 - Business conduct		Section / Report	Page	Additional Information
ESRS 2, IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	SUS	342	
G1-1	Business conduct policies and corporate culture	SUS	343	
G1-2	Management of relationships with suppliers	—	—	Not material
G1-3	Prevention and detection of corruption and bribery	SUS	347	
G1-4	Incidents of corruption or bribery	—	—	
G1-5	Political influence and lobbying activities	—	—	Not material
G1-6	Payment practices	—	—	Not material

SUS Sustainability Statements

MR Management Report

REM Remuneration Report

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements **Sustainability Statement** Other Information Appendices Page 356

Sustainability Statement - Annex

ESRS 2

Datapoints that derive from other EU legislation

Disclosure requirement	Data point	Name of Data point	SFDR reference	Pillar 3 reference	Benchmark regulation reference	EU Climate Law reference	Relevance	Page
ESRS 2 GOV-1	21 (d)	Board's gender diversity	x		x			
ESRS 2 GOV-1	21 (e)	Percentage of board members who are independent			x			
ESRS 2 GOV-4	30	Statement on due diligence	x					
ESRS 2 SBM-1	40 (d) i	Involvement in activities related to fossil fuel activities	x	x	x		Not applicable	
ESRS 2 SBM-1	40 (d) ii	Involvement in activities related to chemical production	x		x		Not applicable	
ESRS 2 SBM-1	40 (d) iii	Involvement in activities related to controversial weapons	x		x		Not applicable	
ESRS 2 SBM-1	40 (d) iv	Involvement in activities related to cultivation and production of tobacco			x		Not applicable	
ESRS E1-1	14	Transition plan to reach climate neutrality by 2050				x		
ESRS E1-1	16 (g)	Undertakings excluded from Paris-aligned Benchmarks		x	x		Not applicable	
ESRS E1-4	34	GHG emission reduction targets	x	x	x			
ESRS E1-5	38	Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors)	x					
ESRS E1-5	37	Energy consumption and mix	x					
ESRS E1-5	40–43	Energy intensity associated with activities in high climate impact sectors	x					
ESRS E1-6	44	Gross Scope 1, 2, 3 and Total GHG emissions	x	x	x			
ESRS E1-6	53-55	Gross GHG emissions intensity	x	x	x			
ESRS E1-7	56	GHG removals and carbon credits				x	Not applicable	
ESRS E1-9	66	Exposure of the benchmark portfolio to climate-related physical risks			x		Phase-in	
ESRS E1-9	66 (a); 66 (c)	Disaggregation of monetary amounts by acute and chronic physical risk; Location of significant assets at material physical risk		x			Phase-in	
ESRS E1-9	67 (c)	Breakdown of the carrying value of its real estate assets by energy-efficiency classes		x			Phase-in	
ESRS E1-9	69	Degree of exposure of the portfolio to climate-related opportunities			x		Phase-in

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Sustainability Statement - Annex

Datapoints that derive from other EU legislation

Disclosure requirement	Data point	Name of Data point	SFDR reference	Pillar 3 reference	Benchmark regulation reference	EU Climate Law reference	Relevance	Page
ESRS E2-4	28	Amount of each pollutant listed in Annex II of the E-PRTR Regulation emitted to air, water and soil	x				Not material	
ESRS E3-1	9	Water and marine resources	x				Not material	
ESRS E3-1	13	Dedicated policy	x				Not material	
ESRS E3-1	14	Sustainable oceans and seas	x				Not material	
ESRS E3-4	28 (c)	Total water recycled and reused	x				Not material	
ESRS E3-4	29	Total water consumption in m^3 per net revenue on own operations	x				Not material	
ESRS 2- SBM 3 - E4	16 (a) i	—	x				Not material	
ESRS 2- SBM 3 - E4	16 (b)	—	x				Not material	
ESRS 2- SBM 3 - E4	16 (c)	—	x				Not material	
ESRS E4-2	24 (b)	Sustainable land/agriculture practices or policies	x				Not material	
ESRS E4-2	24 (c)	Sustainable oceans/seas practices or policies	x				Not material	
ESRS E4-2	24 (d)	Policies to address deforestation	x				Not material	
ESRS E5-5	37 (d)	Non-recycled waste	x					
ESRS E5-5	39	Hazardous waste and radioactive waste	x					
ESRS 2- SBM3 - S1	14 (f)	Risk of incidents of forced labour	x					
ESRS 2- SBM3 - S1	14 (g)	Risk of incidents of child labour	x					
ESRS S1-1	20	Human rights policy commitments	x					
ESRS S1-1	21	Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8			x			
ESRS S1-1	22	Processes and measures for preventing trafficking in human beings	x					
ESRS S1-1	23	Workplace accident prevention policy or management system	x					
ESRS S1-3	32 (c)	Grievance/complaints handling mechanisms	x					
ESRS S1-14	88 (b) and (c)	Number of fatalities and number and rate of work-related accidents	x		x			
ESRS S1-14	88 (e)	Number of days lost to injuries, accidents, fatalities or illness	x					

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Sustainability Statement - Annex

Datapoints that derive from other EU legislation

Disclosure requirement	Data point	Name of Data point	SFDR reference	Pillar 3 reference	Benchmark regulation reference	EU Climate Law reference	Relevance	Page
ESRS S1-16	97 (a)	Unadjusted gender pay gap	x		x			
ESRS S1-16	97 (b)	Excessive CEO pay ratio	x					
ESRS S1-17	103 (a)	Incidents of discrimination	x					
ESRS S1-17	104 (a)	Non-respect of UNGPs on Business and Human Rights and OECD	x		x			
ESRS 2- SBM3 - S2	11 (b)	Significant risk of child labour or forced labour in the value chain	x					
ESRS S2-1	17	Human rights policy commitments	x					
ESRS S2-1	18	Policies related to value chain workers	x					
ESRS S2-1	19	Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines	x		x			
ESRS S2-1	19	Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8			x			
ESRS S2-4	36	Human rights issues and incidents connected to its upstream and downstream value chain	x					
ESRS S3-1	16	Human rights policy commitments	x				Not material	
ESRS S3-1	17	Non-respect of UNGPs on Business and Human Rights, ILO principles or and OECD guidelines	x		x		Not material	
ESRS S3-4	36	Human rights issues and incidents	x				Not material	
ESRS S4-1	16	Policies related to consumers and end-users	x					
ESRS S4-1	17	Non-respect of UNGPs on Business and Human Rights and OECD guidelines	x		x			
ESRS S4-4	35	Human rights issues and incidents	x					
ESRS G1-1	§10 (b)	United Nations Convention against Corruption	x					
ESRS G1-1	§10 (d)	Protection of whistle-blowers	x					
ESRS G1-4	§24 (a)	Fines for violation of anti-corruption and anti-bribery laws	x		x			
ESRS G1-4	§24 (b)	Standards of anti-corruption and anti-bribery	x

Other Information 360 Independent Auditor's Report 372 Limited Assurance Report of the Independent Auditor 376 Appropriation of Net Income QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 359 Independent auditor’s report To: the shareholders and Supervisory Board of QIAGEN N.V. Report on the audit of the financial statements 2025 included in the IFRS annual report Our opinion We have audited the accompanying financial statements 2025 of QIAGEN N.V. based in Venlo, the Netherlands. The financial statements comprise the consolidated financial statements and the company financial statements. In our opinion: • The consolidated financial statements give a true and fair view of the financial position of QIAGEN N.V. as at 31 December 2025 and of its result and its cash flows for 2025 in accordance with International Financial Reporting Standards as adopted in the European Union (EU-IFRSs) and with Part 9 of Book 2 of the Dutch Civil Code • The company financial statements give a true and fair view of the financial position of QIAGEN N.V. as at 31 December 2025 and of its result for 2025 in accordance with Part 9 of Book 2 of the Dutch Civil Code The consolidated financial statements comprise: • The consolidated balance sheets as at 31 December 2025 • The following statements for 2025: the consolidated income statements, the statements of comprehensive income, changes in equity and cash flows • The notes comprising material accounting policy information and other explanatory information The company financial statements comprise: • The company balance sheets as at 31 December 2025 • The company income statements for 2025 • The notes comprising a summary of the accounting policies and other explanatory information Basis for our opinion We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the Our responsibilities for the audit of the financial statements section of our report. We are independent of QIAGEN N.V. in accordance with the EU Regulation on specific requirements regarding statutory audit of public-interest entities, the Wet toezicht accountantsorganisaties (Wta, Audit firms supervision act), the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 360

Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics for Professional Accountants). We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Information in support of our opinion We designed our audit procedures in the context of our audit of the financial statements as a whole and in forming our opinion thereon. The following information in support of our opinion and any findings were addressed in this context, and we do not provide a separate opinion or conclusion on these matters. Our understanding of the business QIAGEN N.V. (the company, and, together with its consolidated subsidiaries, “the group”) is operating in the biotechnology sector, focused on providing sample and assay technologies for molecular diagnostics, academic and pharmaceutical research. We paid specific attention in our audit to a number of areas driven by the operations of the group and our risk assessment. We determined materiality and identified and assessed the risks of material misstatement of the financial statements, whether due to fraud or error in order to design audit procedures responsive to those risks and to obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. Materiality Materiality USD 25 million Benchmark applied Approximately 5% of pretax income Explanation We determined materiality based on our understanding of the company’s business and our perception of the financial information needs of users of the financial statements. We believe the earnings-based measure of pretax income, for a listed, mature and profit-orientated company, is a key indicator of the performance of the company. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons. We agreed with the Supervisory Board that misstatements in excess of USD 1.25 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds. Scope of the group audit QIAGEN N.V. is at the head of a group of entities. The financial information of this group is included in the financial statements. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 361 We are responsible for planning and performing the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the financial statements. We are also responsible for the direction, supervision, review and evaluation of the audit work performed for purposes of the group audit. We bear the full responsibility for the auditor’s report. Based on our understanding of the group and its environment, the applicable financial framework and the group’s system of internal control, we identified and assessed risks of material misstatement of the financial statements and the significant accounts and disclosures. Based on this risk assessment, we determined the nature, timing and extent of audit work performed, including the entities or business units within the group (components) at which to perform audit work. For this determination we considered the nature of the relevant events and conditions underlying the identified risks of material misstatements for the financial statements, the association of these risks to components and the materiality or financial size of the components relative to the group. We have worked closely together with our regional component team EY Germany, in performing audit work in respect of our audit approach including group risk asssessment; and in directing, supervising, reviewing and/or coordinating the work. We communicated the audit work to be performed and identified risks through instructions for the regional component team EY Germany as well as requesting the regional component team EY Germany to communicate matters related to the financial information of the component that is relevant to identifying and assessing risks. This resulted in a coverage of 75% of the pretax income, 77% of revenue and 67% of total assets. For other components, we performed specified audit procedures and analytical procedures to corroborate that our risk assessment and scoping remained appropriate throughout the audit. We reviewed and evaluated the adequacy of the deliverables from the regional component team EY Germany and reviewed key working papers of the regional component team EY Germany to address the risks of material misstatement. In addition, we performed site visits to main locations of QIAGEN N.V. to meet with local management and the Managing Board and observe the Company’s operations. To further strengthen our involvement in the work performed by the regional component team EY Germany, we held joint planning and other key meetings required based on circumstances with EY Germany. During these meetings and calls, amongst others, the planning, group risk assessment, risks of material misstatement, procedures performed based on risk assessments, findings and observations were discussed and any further work deemed necessary was then performed. By performing the audit work mentioned above at the entities or business units within the group, together with additional work at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion on the financial statements. Teaming and use of specialists We ensured that the audit teams both at group and at component levels included the appropriate skills and competences which are needed for the audit of a listed client in the biotechnology industry. We included specialists in the areas of valuation IT audit, forensics, income tax and transfer pricing. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 362

Our focus on climate-related risks and the energy transition Climate change and the energy transition are high on the public agenda. Issues such as CO2 reduction impact financial reporting, as these issues entail risks for the business operation, the valuation of assets and provisions or the sustainability of the business model and access to financial markets of companies with a larger CO2 footprint. The Managing Board reported in the section Sustainability Statement of the management report how the company is addressing climate-related and environmental risks. As part of our audit of the financial statements, we evaluated the extent to which climate-related risks and the effects of the energy transition are taken into account in estimates and significant assumptions as well as in the design of relevant internal control measures. Furthermore, we read the management report and considered whether there is any material inconsistency between the non-financial information in section Sustainability Statement and the financial statements. Based on the audit procedures performed, we do not deem climate-related risks to have a material impact on the financial reporting judgements, estimates or significant assumptions as at 31 December 2025. Our focus on fraud and non-compliance with laws and regulations Our responsibility Although we are not responsible for preventing fraud or non-compliance and we cannot be expected to detect non- compliance with all laws and regulations, it is our responsibility to obtain reasonable assurance that the financial statements, taken as a whole, are free from material misstatement, whether caused by fraud or error. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Our audit response related to fraud risks We identified and assessed the risks of material misstatements of the financial statements due to fraud. During our audit we obtained an understanding of the company and its environment and the components of the system of internal control, including the risk assessment process and Managing Board’s process for responding to the risks of fraud and monitoring the system of internal control and how the Supervisory Board exercises oversight, as well as the outcomes. We refer to section Risk Management of the management report for the Managing Board’s risk assessment after consideration of potential fraud risks and section Audit Committee of the Supervisory Board report in which the Supervisory Board reflects on this risk assessment. We evaluated the design and relevant aspects of the system of internal control and in particular the fraud risk assessment, as well as the code of conduct, whistle blower procedures and incident registration. We evaluated the design and the implementation and, where considered appropriate, tested the operating effectiveness, of internal controls designed to mitigate fraud risks. As part of our process of identifying fraud risks, we evaluated fraud risk factors with respect to financial reporting fraud, misappropriation of assets and bribery and corruption in close co-operation with our forensic specialists. We evaluated whether these factors indicate that a risk of material misstatement due to fraud is present. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 363 We incorporated elements of unpredictability in our audit. We also considered the outcome of our other audit procedures and evaluated whether any findings were indicative of fraud or non-compliance. We addressed the risks related to management override of controls, as this risk is present in all organizations. For these risks we have, among other things, performed procedures to evaluate whether the selection and application of accounting policies by the company, particularly those relating to subjective measurements and complex transactions, as disclosed in Note 3 paragraph Significant accounting estimates and judgements to the financial statements, may be indicative to fraudulent financial reporting. We have also used data analysis to identify and address high-risk journal entries and other adjustments made in the financial reporting process. We evaluated the business rationale (or the lack thereof) of significant extraordinary transactions, including those with related parties. When identifying and assessing fraud risks we presumed that there are risks of fraud in revenue recognition. We identified a specific presumed fraud risk related to improper recognition of revenue due to unauthorized manual journal entries outside the scope of regular automated sales transactions. We designed and performed our audit procedures relating to revenue recognition responsive to this presumed fraud risk. Amongst others, we tested preventive controls related to manual journal entries and we used data-analytics tools to perform the substantive audit procedures for revenues and receivables. In addition, we selected a representative sample over all manual journal entries to revenues from a consolidated population of journal entries using a lower testing threshold. We considered available information and made enquiries of relevant executives, directors, internal audit, legal, compliance, regional directors and the Supervisory Board. The fraud risks we identified, enquiries and other available information did not lead to specific indications for fraud or suspected fraud potentially materially impacting the view of the financial statements. Our audit response related to risks of non-compliance with laws and regulations We performed appropriate audit procedures regarding compliance with the provisions of those laws and regulations that have a direct effect on the determination of material amounts and disclosures in the financial statements. Furthermore, we assessed factors related to the risks of non-compliance with laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general industry experience, through discussions with the Managing Board, reading minutes, inspection of internal audit and compliance reports, and performing substantive tests of details of classes of transactions, account balances or disclosures. We also inspected lawyers’ letters and correspondence with regulatory authorities and remained alert to any indication of (suspected) non-compliance throughout the audit. In case of potential non-compliance with laws and regulations that may have a material effect on the financial statements, we assessed whether the company has an adequate process in place to evaluate the impact of non-compliance for its activities and financial reporting and, where relevant, whether the company implemented remediation plans. Finally, we obtained written representations that all known instances of non-compliance with laws and regulations have been disclosed to us. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 364

Our audit response related to going concern As disclosed in section Basis of Presentation and Statement of Compliance in Note 1 to the financial statements, the financial statements have been prepared on a going concern basis. When preparing the financial statements, the Managing Board made a specific assessment of the company’s ability to continue as a going concern and to continue its operations for the foreseeable future. We discussed and evaluated the specific assessment with the Managing Board exercising professional judgment and maintaining professional skepticism. We considered whether the Managing Board’s going concern assessment, based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, contains all relevant events or conditions that may cast significant doubt on the company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Based on our procedures performed, we did not identify material uncertainties about going concern or the Managing Board’s use of the going concern basis of accounting. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause a company to cease to continue as a going concern. Our key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 365 Uncertain Tax positions Risk As discussed in Note 17 to the consolidated financial statements, the Company operates in numerous countries with different local tax legislative frameworks and requirements. As a result, the Company is subject to examination by taxing authorities throughout the world. The Company uses significant judgment in determining whether a tax position’s technical merits are more likely than not to be sustained upon examination and measuring the amount of uncertain tax positions that quality for recognition. As of 31 December 2025, the Company recorded uncertain tax positions of $143.6 million. We identified the assessment of uncertain tax positions as a key audit matter. Auditing the Company’s estimate of the amount of uncertain tax positions that qualify for recognition was complex because the estimate requires a high degree of judgement and is based on interpretations of tax laws and rulings by taxing authorities. Our audit approach As part of our audit procedures, we evaluated the appropriateness of the Company’s tax positions in accordance with IAS 12 Income taxes. We obtained an understanding, evaluated the control design and tested the operating effectiveness of the Company’s controls related to accounting for uncertain tax positions. This includes controls related to the Company’s assessment of the technical merits of tax positions and the managing board’s process to measure the uncertain tax positions. We involved our tax specialist, including transfer pricing specialists, to assess the Managing Board’s methodology in accordance with IAS 12 Income Taxes and to assess the technical merits of the Company’s tax positions. We assessed the completeness and clerical accuracy of underlying data used by the Company in its analysis. Further, we assessed the adequacy of the Company’s uncertain tax positions in comparison to the Managing Board’s representations regarding the most recent discussion and correspondence with the respective tax authority in respect of the Company’s tax positions. We evaluated the consistency of the Company's estimates and judgments in determining its uncertain tax positions against relevant tax laws, applicable tax case law, previous tax audit outcomes and other relevant information. We inspected the Company’s legal composition to identify and assess changes in operating structures and financing arrangements, and we inspected a selection of intercompany operating and financing activities between group entities to assess the sustainability of tax positions based on their technical merits and the probabilities of possible settlement alternatives. We evaluated the adequacy of the Company’s disclosures in relation to these matters. Key observations We did not identify any material misstatement in the uncertain tax positions accounted for within the financial statements. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 366

Valuation of intangible assets from the acquisition of Parse Biosciences Risk As described in Note 5 to the consolidated financial statements, the Company acquired Parse Biosciences, Inc. (Parse) for consideration of $229.1million during the year ended 31 December 2025. The Company accounted for this acquisition as a business combination in accordance with IFRS 3 'Business Combinations’ and recognized intangible assets including developed technology of $60.7 million and customer base of $38.1 million. The valuation of these intangible assets involved the use of significant assumptions by the Managing Board including revenue projections, remaining useful life and discount rates. These significant assumptions were forward-looking and could be affected by future economic and market conditions. Auditing the valuation of these intangible assets was complex due to the significant estimation uncertainty, primarily due to the sensitivity of assumptions regarding future performance of the acquired business and due to the limited historical data on which to base these assumptions. Our audit Approach As part of our audit procedures, we evaluated the appropriateness of the company’s accounting policies, in particular relating to purchase price allocation, in accordance with IFRS 3 Business Combinations and whether the determination of fair value of identifiable assets acquired and liabilities assumed are consistent with the requirements of IFRS 13 Fair Value Measurement and industry practice. We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the accounting for the Parse acquisition. This included testing controls over the identification and valuation of acquired intangible assets. To audit the company’s valuation of the intangible assets acquired, among other procedures, we read the underlying purchase agreement and involved our valuation specialists to assist us in evaluating the Company's valuation methodology and assessing the reasonableness of certain significant assumptions. With the support of our valuation specialists, we developed a range of independent estimates for the discount rates and compared those to the discount rates selected by the Managing Board. We compared the revenue projections used for current industry and market trends and to the historical results of the acquired business. We further assessed the assumed remaining useful life of the developed technology by comparison to those of other similar technologies in the industry. We also performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the acquired intangible assets that would result from changes in these assumptions. We evaluated the adequacy of the Company’s disclosures in relation to these matters. Key observations We did not identify any material misstatement in the valuation of intangible assets acquired in business combinations reported within the financial statements. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 367 Report on other information included in the IFRS annual report The IFRS annual report contains other information in addition to the financial statements and our auditor’s report thereon. Based on the following procedures performed, we conclude that the other information: • Is consistent with the financial statements and does not contain material misstatements • Contains the information as required by Part 9 of Book 2 of the Dutch Civil Code for the management report and the other information as required by Part 9 of Book 2 of the Dutch Civil Code and as required by Sections 2:135b and 2:145 sub-section 2 of the Dutch Civil Code for the remuneration report. We have read the other information. Based on our knowledge and understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements. By performing these procedures, we comply with the requirements of Part 9 of Book 2 and Section 2:135b sub-Section 7 of the Dutch Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements. The Managing Board is responsible for the preparation of the other information, including the Management Report in accordance with Part 9 of Book 2 of the Dutch Civil Code and other information required by Part 9 of Book 2 of the Dutch Civil Code. The Managing Board and the Supervisory Board are responsible for ensuring that the remuneration report is drawn up and published in accordance with Sections 2:135b and 2:145 sub-section 2 of the Dutch Civil Code. Description of responsibilities regarding the financial statements Responsibilities of the Managing Board and the Supervisory Board for the financial statements The Managing Board is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRSs and Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Managing Board is responsible for such internal control as the Managing Board determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. As part of the preparation of the financial statements, the Managing Board is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting framework mentioned, the Managing Board should prepare the financial statements using the going concern basis of accounting unless the Managing Board either intends to liquidate the company or to cease operations or has no realistic alternative but to do so. The Managing Board should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements. The Supervisory Board is responsible for overseeing the company’s financial reporting process. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 368

Our responsibilities for the audit of the financial statements Our objective is to plan and perform the audit engagement in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion. Our audit has been performed with a high, but not absolute, level of assurance, which means we may not detect all material misstatements, whether due to fraud or error during our audit. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion. We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. The Information in support of our opinion section above includes an informative summary of our responsibilities and the work performed as the basis for our opinion. Our audit further included among others: • Performing audit procedures responsive to the risks identified, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion • Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control • Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Managing Board • Evaluating the overall presentation, structure and content of the financial statements, including the disclosures • Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation Communication We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit. In this respect we also submit an additional report to the audit committee of the Supervisory Board in accordance with Article 11 of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. The information included in this additional report is consistent with our audit opinion in this auditor’s report. We provide the Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 369 From the matters communicated with the Supervisory Board, we determine the key audit matters: those matters that were of most significance in the audit of the financial statements. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest. Report on other legal and regulatory requirements and ESEF Engagement We were engaged by the general meeting as auditor of QIAGEN N.V. on 21 June 2024, as of the audit for the year 2025. No prohibited non-audit services We have not provided prohibited non-audit services as referred to in Article 5(1) of the EU Regulation on specific requirements regarding statutory audit of public-interest entities. European Single Electronic Reporting Format (ESEF) QIAGEN N.V. has prepared the IFRS annual report in ESEF. The requirements for this are set out in the Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format (hereinafter: the RTS on ESEF). In our opinion the IFRS annual report prepared in the XHTML format, including the (partially) marked-up consolidated financial statements as included in the reporting package by QIAGEN N.V., complies in all material respects with the RTS on ESEF. The Managing Board is responsible for preparing the IFRS annual report, including the financial statements, in accordance with the RTS on ESEF, whereby the Managing Board combines the various components into a single reporting package. Our responsibility is to obtain reasonable assurance for our opinion whether the IFRS annual report in this reporting package complies with the RTS on ESEF. We performed our examination in accordance with Dutch law, including Dutch Standard 3950N, ”Assurance-opdrachten inzake het voldoen aan de criteria voor het opstellen van een digitaal verantwoordingsdocument” (assurance engagements relating to compliance with criteria for digital reporting). Our examination included amongst others: • Obtaining an understanding of the entity’s financial reporting process, including the preparation of the reporting package • Identifying and assessing the risks that the IFRS annual report does not comply in all material respects with the RTS on ESEF and designing and performing further assurance procedures responsive to those risks to provide a basis for our opinion, including: QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 370

– Obtaining the reporting package and performing validations to determine whether the reporting package containing the Inline XBRL instance document and the XBRL extension taxonomy files, has been prepared in accordance with the technical specifications as included in the RTS on ESEF – Examining the information related to the consolidated financial statements in the reporting package to determine whether all required mark-ups have been applied and whether these are in accordance with the RTS on ESEF. Eindhoven, 30 April 2026 EY Accountants B.V. signed by Nout van Es QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 371 Limited assurance report of the independent auditor on the sustainability statement To: the Shareholders and Supervisory Board of QIAGEN N.V. Our conclusion We have performed a limited assurance engagement on the consolidated sustainability statement for 2025 of QIAGEN N.V. based in Venlo, the Netherlands (hereinafter: the company) in section Sustainability Statement of the accompanying Management Report including the information incorporated in the sustainability statement by reference (hereinafter: the sustainability statement). Based on our procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that the sustainability statement is not, in all material respects: • prepared in accordance with the European Sustainability Reporting Standards (ESRS) as adopted by the European Commission and compliant with the double materiality assessment process carried out by the company to identify the information reported pursuant to the ESRS; and • compliant with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation). Our conclusion has been formed on the basis of the matters outlined in this limited assurance report. Basis for our conclusion We have performed our limited assurance engagement on the sustainability statement in accordance with Dutch law, including Dutch Standard 3810N, “Assurance-opdrachten inzake duurzaamheidsverslaggeving” (Assurance engagements relating to sustainability reporting), which is a specified Dutch standard that is based on the International Standard on Assurance Engagements (ISAE) 3000 (Revised), “Assurance engagements other than audits or reviews of historical financial information”. Our assurance engagement was aimed to obtain a limited level of assurance that the sustainability statement is free from material misstatements. The procedures vary in nature and timing from, and are less in extent, than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Our responsibilities in this regard are further described in the section ‘Our responsibilities for the limited assurance engagement on the sustainability statement’ of our report. We are independent of QIAGEN N.V. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. This includes that we do not perform any activities that could result in a conflict of interest with our independent assurance engagement and we are not involved in the preparation of the sustainability statement, as doing so may compromise our independence. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics for Professional Accountants). The ViO QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 372

and VGBA are at least as demanding as the International code of ethics for professional accountants (including International independence standards) of the International Ethics Standards Board for Accountants (the IESBA Code) as relevant to limited assurance engagements on sustainability statements of public interest entities in the European Union. We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Inherent limitations associated with measurement or evaluation of sustainability information Significant uncertainties affecting the quantitative metrics and monetary amounts Section Sources of estimation and outcome uncertainty in the sustainability statement identifies the quantitative metrics and monetary amounts that are subject to a high level of measurement uncertainty and discloses information about the sources of measurement uncertainty and the assumptions, approximations and judgements the company has made in measuring these in compliance with the ESRS. Comparability may be limited for entity-specific sustainability information The company provides additional entity-specific sustainability information in Sections Resource use and Circular economy, Own workforce, Consumers and end-users and Business conduct. The comparability of entity-specific sustainability information between entities and over time may be affected by the absence of a uniform practice or availability of external information sources to measure or evaluate this information that can support comparability. This allows for the application of different, but acceptable, measurement techniques. Inherent limitations of a double materiality assessment process The sustainability statement may not include every impact, risk and opportunity or additional entity-specific disclosure that each individual stakeholder (group) may consider important in its own particular assessment. Inherent limitations of forward-looking information In reporting forward-looking information in accordance with the ESRS, the Managing Board describes the underlying assumptions and methods of producing the information, as well as other factors that provide evidence that it reflects the actual plans or decisions made by the company (actions). Forward-looking information relates to events and actions that have not yet occurred and may never occur. The actual outcome is likely to be different since anticipated events frequently do not occur as expected. Responsibilities of the Managing Board and the Supervisory Board for the sustainability statement The Managing Board is responsible for the preparation of the sustainability statement in accordance with the ESRS, including the double materiality assessment process carried out by the company as the basis for the sustainability statement and disclosure of material impacts, risks and opportunities in accordance with the ESRS. As part of the preparation of the sustainability statement, the Managing Board is responsible for compliance with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation). QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 373 The Managing Board is also responsible for selecting and applying additional entity-specific disclosures to enable users to understand the company’s sustainability-related impacts, risks or opportunities and for determining that these additional entity-specific disclosures are suitable in the circumstances and in accordance with the ESRS. Furthermore, the Managing Board is responsible for such internal control as it determines is necessary to enable the preparation of the sustainability statement that is free from material misstatement, whether due to fraud or error. The Supervisory Board is responsible for overseeing the sustainability reporting process including the double materiality assessment process carried out by the company. Our responsibilities for the limited assurance engagement on the sustainability statement Our responsibility is to plan and perform the limited assurance engagement in a manner that allows us to obtain sufficient and appropriate assurance evidence for our conclusion. We apply the applicable quality management requirements pursuant to the Nadere voorschriften kwaliteitsmanagement (NVKM, regulations for quality management) and the International Standard on Quality Management (ISQM) 1, and accordingly maintain a comprehensive system of quality management including documented policies and procedures regarding compliance with ethical requirements, professional standards and other relevant legal and regulatory requirements. Our limited assurance engagement included amongst others: • Performing inquiries and an analysis of the external environment and obtaining an understanding of relevant sustainability themes and issues, the characteristics of the company, its activities and the value chain and its key intangible resources in order to assess the double materiality assessment process carried out by the company as the basis for the sustainability statement and disclosure of all material sustainability-related impacts, risks and opportunities in accordance with the ESRS • Obtaining through inquiries a general understanding of the internal control environment, the company’s processes for gathering and reporting entity-related and value chain information, the information systems and the company’s risk assessment process relevant to the preparation of the sustainability statement and for identifying the company’s activities, determining eligible and aligned economic activities and prepare the disclosures provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), without obtaining assurance information about the implementation or testing the operating effectiveness of controls • Assessing the double materiality assessment process carried out by the company and identifying and assessing areas of the sustainability statement, including the disclosures provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), where misleading or unbalanced information or material misstatements, whether due to fraud or error, are likely to arise (‘selected disclosures’). Designing and performing further assurance procedures aimed at assessing that the sustainability statement is free from material misstatements responsive to this risk analysis • Considering whether the description of the double materiality assessment process in the sustainability statement made by the Managing Board appears consistent with the process carried out by the company QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 374

• Determining the nature and extent of the procedures to be performed for the group components and locations. For this, the nature, extent and/or risk profile of these components are decisive • Performing analytical review procedures on quantitative information in the sustainability statement, including consideration of data and trends • Assessing whether the company’s methods for developing estimates are appropriate and have been consistently applied for selected disclosures. We considered data and trends, however our procedures did not include testing the data on which the estimates are based or separately developing our own estimates against which to evaluate the Managing Board’s estimates • Analyzing, on a limited sample basis, relevant internal and external documentation available to the company (including publicly available information or information from actors throughout its value chain) for selected disclosures • Reading the other information in the annual report to identify material inconsistencies, if any, with the sustainability statement • Considering whether the disclosures provided to address the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) for each of the environmental objectives, reconcile with the underlying records of the company and are consistent or coherent with the sustainability statement, appear reasonable, in particular whether the eligible economic activities meet the cumulative conditions to qualify as aligned and whether the technical screening criteria are met, and whether the key performance indicators disclosures have been defined and calculated in accordance with the Taxonomy delegated acts, and comply with the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation), including the format in which the activities are presented • Considering the overall presentation, structure and fundamental qualitative characteristics of information (relevance and faithful representation: complete, neutral and accurate) reported in the sustainability statement, including the reporting requirements provided for in Article 8 of Regulation (EU) 2020/852 (Taxonomy Regulation) • Considering, based on our limited assurance procedures and evaluation of the evidence obtained, whether the sustainability statement as a whole, is free from material misstatements and prepared in accordance with the ESRS Communication We communicate with the Supervisory Board regarding, among other matters, the planned scope and timing of the assurance engagement and significant findings that we identify during our assurance engagement. Amsterdam, 30 April 2026 EY Accountants B.V. signed by Jan Niewold QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 375 Provisions in the Articles of Association Governing the Appropriation of Net Income According to Article 40 till 42 of the Articles of Association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles. Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good. Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares. Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares. The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 376

QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 377 Appendices 378 Articles of Association 390 Taxation 396 Government Regulations 409 Exchange Controls 410 Documents on Display 411 Controls and Procedures 412 EU Taxonomy We are a public company with limited liability (naamloze vennootschap) incorporated under Dutch law and registered with the Dutch Trade Register under file number 12036979. Set forth below is a summary of certain provisions of our Articles of Association, as lastly amended on January 7, 2026, and Dutch law, where appropriate. The below also contains information on provisions of the Dutch Corporate Governance Code 2025 (the Dutch Code), which contains principles of good corporate governance and best practice provisions that regulate relations between the Managing Board, the Supervisory Board and the Shareholders. The principles and provisions are aimed at defining responsibilities for sustainable long-term value creation, risk control, effective management and supervision, remuneration and the relationships with Shareholders, including the General Meeting, and other stakeholders. A listed company should either comply or, if not, explain in its management report why, and to what extent, it does not comply with the principles of the Dutch Code. The Dutch Code has been taken into account in the summary below. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles of Association, Dutch Law and the Dutch Code. Corporate Purpose Our objectives include, without limitation, the performance of activities in the biotechnology industry as well as incorporating, acquiring, participating in, financing, managing and having any other interest in companies or enterprises of any nature, raising and lending funds and such other acts as may be conducive to our business. Managing Directors QIAGEN shall be managed by a Managing Board consisting of one or more Managing Directors under the supervision of the Supervisory Board. The Managing Board is responsible for our continuity and our affiliated enterprise. The Managing Board focuses on our sustainable long-term value creation and our affiliated enterprise, taking into account the impact the actions of the Company and its affiliated enterprise have on people, the environment and our stakeholders' interests that are relevant in this context, which include, but are not limited to, our shareholders. Managing Directors shall be appointed by the General Meeting upon a binding nomination by the joint meeting of the Supervisory Board and the Managing Board (Joint Meeting). However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles of Association, the General Meeting may suspend or dismiss a Managing Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles of Association provide that the Supervisory Board may adopt management board rules governing the internal organization of the Managing Board. Furthermore, the Supervisory Board shall determine the salary, the bonus, if any, and the other compensation terms and conditions of service of the Managing Directors within the scope of the remuneration policy. The current remuneration policy of the Managing Board was adopted in our Annual General Meeting on June 26, 2025. Resolutions of the Managing Board shall be validly adopted, if adopted by simple majority of votes, at least one of whom voting in favor of the proposal must be the Chairman. Each Managing Director has the right to cast one vote. Under Dutch law, in the event that there is a conflict of interest between a Managing Director and us and our business on a certain matter, that Managing Director shall not participate in the discussions and voting on that matter. If all Managing Directors have a conflict of interest, such resolution shall be adopted by the Supervisory Board. If all Supervisory Directors have a conflict of interest as well, the General Meeting will be authorized to resolve on the matter. According to the Dutch Code, any conflict of interest between the Company QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 378 Articles of Association

and Managing Directors should be prevented. To avoid conflicts of interest, adequate measures should be taken. Under the Dutch Code, the Supervisory Board is responsible for the decision-making on dealing with conflicts of interest regarding Managing Directors, Supervisory Directors and majority shareholders in relation to us. A Managing Director should report any potential conflict of interest in a transaction that is of material significance to the Company and/or to such Managing Director to the Chairman of the Supervisory Board and to the other members of the Managing Board without delay. The Supervisory Board should decide, outside the presence of the Managing Director concerned, whether there is a conflict of interest. All transactions in which there are conflicts of interest with Managing Directors shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions under which a Managing Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Managing Director concerned, require the approval of the Supervisory Board. Supervisory Directors The Supervisory Board shall be responsible for supervising the policy pursued by the Managing Board and our general course of affairs. Under our Articles of Association, the Supervisory Directors are required to serve the interests of our Company and our business and the interest of all stakeholders (which includes, but is not limited to, our shareholders) in fulfilling their duties. The Supervisory Board shall consist of such number of members as the Joint Meeting may, from time to time, determine, with a minimum of three members. The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. If, during a financial year, a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting, provided that the number of Supervisory Directors that may be appointed in this manner is limited to one-third of the number of Supervisory Directors determined by the Joint Meeting. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which provides that directors may vote to fill vacancies on the board of directors of a corporation. Under our Articles of Association, the General Meeting may suspend or dismiss a Supervisory Director at any time by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, or by a simple majority of votes cast without any quorum requirements required to be satisfied, if the suspension or dismissal is proposed by the Joint Meeting. Under Dutch law, in the event that there is a conflict of interest between a Supervisory Director and us and our business on a certain matter, that Supervisory Director shall not participate in the discussions and voting on that matter. Under the Dutch Code, a Supervisory Director should report any conflict of interest or potential conflict of interest in a transaction that is of material significance to the Company and/or to such Supervisory Director to the Chairman of the Supervisory Board without delay. The Supervisory Board should decide, outside the presence of the Supervisory Director concerned, whether there is a conflict of interest. If all Supervisory Directors have a conflict of interest, the relevant resolution shall be adopted by the General Meeting. All transactions in which there are conflicts of interest with Supervisory Directors shall be agreed on terms that are customary in the sector concerned. Decisions to enter into transactions under which a Supervisory Director would have a conflict of interest that are of material significance to QIAGEN and/or to the Supervisory Director concerned, require the approval of the Supervisory Board. In accordance with Dutch law and the Dutch Code, the General Meeting determines the compensation of the Supervisory Directors upon the proposal of the Compensation & Human Resources Committee with due observance of the remuneration policy for Supervisory Directors as adopted at the 2024 Annual General Meeting. Under the Dutch Code, any shares held by a Supervisory Director in the Company on whose board he or she sits should be long-term investments. Liability of Managing Directors and Supervisory Directors Under Dutch law, as a general rule, Managing Directors and Supervisory Directors are not liable for obligations we incur. Under certain circumstances, QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 379 Articles of Association however, they may become liable, either toward QIAGEN (internal liability) or to others (external liability), although some exceptions are described below. Liability toward QIAGEN Failure of a Managing Director or Supervisory Director to perform his or her duties does not automatically lead to liability. Liability is only incurred in the case of a clear, indisputable shortcoming about which no reasonably judging business-person would have any doubt. In addition, the Managing Director or Supervisory Director must be deemed to have been grossly negligent. Managing Directors are jointly and severally liable for failure of the Managing Board as a whole, but an individual Managing Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing the consequences. Supervisory Directors are jointly and severally liable for failure of the Supervisory Board as a whole, but an individual Supervisory Director will not be held liable if he or she is determined not to have been responsible for the mismanagement and has not been negligent in preventing the consequences. Liability for Misrepresentation in Annual Accounts Managing Directors and Supervisory Directors are also jointly and severally liable to any third party for damages suffered as a result of misrepresentation in the annual accounts, management commentary or interim statements of QIAGEN, although a Managing Director or Supervisory Director will not be held liable if found not to be personally responsible for the misrepresentation. Moreover, a Managing Director or Supervisory Director may be found to be criminally liable if he or she deliberately publishes false annual accounts or deliberately allows the publication of such false annual accounts. Tort Liability Under Dutch law, there can be liability if one has committed a tort (onrechtmatige daad) against another person. Although there is no clear definition of “tort” under Dutch law, breach of a duty of care toward a third party is generally considered to be tort. Therefore, a Dutch corporation may be held liable by any third party under the general rule of Dutch laws regarding tort claims. In exceptional cases, Managing Directors and Supervisory Directors have been found liable on the basis of tort under Dutch common law, but it is generally difficult to hold a Managing Director or Supervisory Director personally liable for a tort claim. Shareholders cannot base a tort claim on any losses which derive from and coincide with losses we suffered. In such cases, only we can sue the Managing Directors or Supervisory Directors. Criminal Liability Under Dutch law, if a legal entity has committed a criminal offense, criminal proceedings may be instituted against the legal entity itself as well as against those who gave order to or were in charge of the forbidden act. As a general rule, it is held that a Managing Director is only criminally liable if he or she played a reasonably active role in the criminal act. Indemnification Article 27 of our Articles of Association provides that we shall indemnify every person who is or was a Managing Director or Supervisory Director against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any threatened pending or completed action, suit or proceeding as well as against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of an action or proceeding, if such person acted in good faith and in a manner he or she reasonably could believe to be in or not opposed to our best interests. An exception is made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to us. Classes of Shares The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued. Common Shares Common Shares are issued in registered form only. No share certificates are issued for Common Shares and Common Shares are registered in our shareholders' register with Equiniti Trust Company, LLC, our transfer agent and registrar in New York. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 380 Articles of Association

The transfer of registered shares requires a written instrument of transfer and the written acknowledgment of such transfer by us or the New York Transfer Agent (in our name). Financing Preference Shares No Financing Preference Shares are currently issued or outstanding. If issued, Financing Preference Shares will be issued in registered form only. No share certificates are issued for Financing Preference Shares. Financing Preference Shares must be fully paid up upon issue. The preferred dividend rights attached to Financing Preference Shares are described under “Dividends” below. We have no present plans to issue any Financing Preference Shares. Preference Shares No Preference Shares are currently issued or outstanding. If issued, Preference Shares will be issued in registered form only. No share certificates shall be issued for Preference Shares. Only 25% of the nominal value thereof is required to be paid upon subscription for Preference Shares. The obligatory payable part of the nominal amount (or the call) must be equal for each Preference Share. The Managing Board may, subject to the approval of the Supervisory Board, resolve on which day and up to which amount a further call must be paid on Preference Shares which have not yet been paid up in full. The preferred dividend rights attached to Preference Shares are described under “Dividends” below. Pursuant to our Articles of Association, QIAGEN’s Supervisory Board is entitled, if and in so far as the Supervisory Board has been designated by our General Meeting, to resolve to issue Preference Shares in the event that (i) any person who alone or with one or more other persons, directly or indirectly, have acquired or given notice of an intent to acquire (beneficial) ownership of an equity stake which in aggregate equals 20% or more of our share capital then outstanding, or (ii) the Supervisory Board has determined a person to be an “adverse person.” For this purpose, an “adverse person” is generally any (legal) person, alone or together with affiliates or associates, with an equity stake in our Company which the Supervisory Board considers to be substantial, which must be at least 10% of the issued share capital, and where the Supervisory Board is of the opinion that this (legal) person has engaged in an acquisition that is intended to cause or pressure QIAGEN to enter into transactions intended to provide such person with short-term financial gain under circumstances that would not be in the interest of QIAGEN and our shareholders or whose ownership is reasonably likely to cause a material adverse impact on our business prospects. Currently, the Supervisory Board has not been designated to issue Preference Shares. On August 2, 2004, we entered into an agreement (Option Agreement) with Stichting Preferente Aandelen QIAGEN (SPAQ) which was most recently amended on June 4, 2012. Pursuant to the Option Agreement, SPAQ was granted an option to acquire such number of Preference Shares as are equal to the total number of all outstanding Common Shares minus one in our share capital at the time of the relevant exercise of the right. SPAQ may exercise its right to acquire the Preference Shares in all situations that it believes that our interest or our stakeholders' interests are at risk (which situations include but are not limited to (i) receipt of a notification from the Managing Board that a takeover is imminent, and (ii) receipt of a notification from the Managing Board that one or more activist shareholders take a position that is not in the interest of QIAGEN, our shareholders or our other stakeholders), provided that the conditions mentioned in the previous paragraph have been met. Due to the implementation of the EC Directive on Takeover Bids in Dutch legislation, the exercise of the option to acquire Preference Shares by SPAQ and the subsequent issuance of Preference Shares to SPAQ needs to be done with due observance and in consideration of the restrictions imposed by the Public Offer Rules. SPAQ was incorporated on August 2, 2004. Its principal office is located at Hulsterweg 82, 5912 PL Venlo, The Netherlands. Its statutory objectives are to protect our interests and our enterprise and the enterprises of companies which are linked to us. SPAQ shall attempt to accomplish its objectives by way of acquiring Preference Shares in the share capital of QIAGEN and to exercise the voting rights in our interests and the interests of our stakeholders. The board of SPAQ shall consist of at least two directors. Upon incorporation of SPAQ, two members were appointed to the board of SPAQ who resigned in QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 381 Articles of Association 2019. In December 2019, two new members were appointed. After serving on the board of SPAQ for four years, at the end of 2025, each of these board members were reappointed for an additional two year term. The board of SPAQ may appoint additional members to the board. Board resolutions will be adopted by unanimity of the votes cast. SPAQ will be represented either by its board or by the chairman of its board. Issuance of shares Under our Articles of Association, the Supervisory Board has the power to issue Shares, determine the issue price and establish further conditions of any such issuance, provided that it has been authorized by the General Meeting to do so. The authorization referred to in the preceding sentence can only be granted for a specific period of time not exceeding five years and may be extended in the same manner. If there is no designation of the Supervisory Board to issue shares in force, the General Meeting shall have authority to issue shares, but only upon the proposal of, and in accordance with the issue price and further conditions as determined by, the Supervisory Board. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights. On June 26, 2025, the General Meeting resolved to authorize the Supervisory Board until December 26, 2026, to issue Common Shares and Financing Preference Shares or grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of 50% of the shares issued and outstanding in the capital of the Company as of December 31, 2024, as included in the Annual Accounts for Calendar Year 2024. Pre-emptive Rights Under our Articles of Association, existing holders of Common Shares will have pre-emptive rights in respect of future issuances of Common Shares in proportion to the number of Common Shares held by them, unless limited or excluded as described below. Holders of Common Shares shall not have pre- emptive rights in respect of future issuances of Financing Preference Shares or Preference Shares. Holders of Financing Preference Shares and Preference Shares shall not have pre-emptive rights in respect of any future issuances of share capital. Pre-emptive rights do not apply with respect to shares issued against contributions other than in cash or shares issued to employees of the Company or one of our group companies. Under our Articles of Association, the Supervisory Board has the power to limit or exclude any pre-emptive rights to which shareholders may be entitled, provided that it has been authorized by the General Meeting to do so. The authority of the Supervisory Board to limit or exclude pre-emptive rights can only be exercised if, at that time, the Supervisory Board's authority to issue shares is in full force and effect. The authority to limit or exclude pre-emptive rights may be extended in the same manner as the authority to issue shares. If there is no designation of the Supervisory Board to limit or exclude pre-emptive rights in force, the General Meeting shall have authority to limit or exclude such pre-emptive rights, but only upon the proposal of the Supervisory Board. Resolutions of the General Meeting (i) to limit or exclude pre-emptive rights or (ii) to designate the Supervisory Board as the corporate body that has the authority to limit or exclude pre-emptive rights, require a majority of at least two-thirds of the votes cast in a meeting of shareholders if less than 50% of the issued share capital is present or represented. For these purposes, issuances of shares include the granting of rights to subscribe for shares, such as options and warrants, but not the issue of shares upon exercise of such rights. On June 26, 2025, the General Meeting resolved to grant the authority to restrict or exclude pre-emptive rights until December 26, 2026. However, the General Meeting has limited this authority in a way that the Supervisory Board can only exclude or limit the pre-emptive rights in relation to no more than 10% of the aggregate par value of all shares issued and outstanding in the capital of the Company as of December 31, 2024. Acquisition of Our Own Shares We may acquire our own shares, subject to certain provisions of Dutch law and our Articles of Association, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserves required by Dutch law or the Articles of Association, and (ii) we and our subsidiaries would not thereafter hold shares with an QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 382 Articles of Association

aggregate nominal value exceeding half of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect the acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted the authority to effect such acquisitions to the Managing Board. Such authority may apply for a maximum period of eighteen months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. Dutch corporate law allows for the authorization of the Managing Board to purchase a number of shares equal to up to 50% of the Company’s issued share capital on the date of the acquisition. On June 26, 2025, the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may, for the 18-month period beginning June 26, 2025, until December 26, 2026, cause us to acquire shares in our own share capital, up to 10% of the Company's issued share capital on the date of the acquisition and provided that the Company or any subsidiary shall not hold more than 10% of the Company's issued share capital at any time, without limitation at a price between one euro cent (euro 0.01) and one hundred ten percent (110%) of the higher of the average closing price of our shares on the New York Stock Exchange or, as applicable, the Frankfurt Stock Exchange, for the five trading days prior to the day of purchase, or, with respect to Preference and Financing Preference shares, against a price between one euro cent (euro 0.01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles of Association. Synthetic share repurchase During the Annual General Meeting held on June 26, 2025, the General Meeting approved a proposal to allow the Managing Board, subject to the approval of the Supervisory Board, to, during a period of 18 months from the date of the Annual General Meeting, i.e., until December 26, 2026, adjust the Company's capital structure and to repay capital to our shareholders via a synthetic share repurchase within predetermined boundaries. The key consequences of such a synthetic share repurchase included: (i) an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, of up to a maximum $500 million would be paid to our shareholders as a capital repayment, and (ii) the number of outstanding Common Shares would at least be decreased by a number of Common Shares approximately equal to the number of Common Shares that the Company, theoretically, could have repurchased for the aggregate amount repaid to our shareholders. For more information on the synthetic share repurchase, refer to the explanatory notes to agenda Item 15 in the proxy statement relating to the Annual General Meeting of June 26, 2025 as well as our press release of December 18, 2025. Capital Reduction Subject to the provisions of Dutch law and our Articles of Association, the General Meeting may, upon the proposal of the Supervisory Board, resolve to reduce the issued share capital by (i) canceling shares, or (ii) reducing the nominal value of shares through an amendment of our Articles of Association. Cancellation with repayment of shares or partial repayment on shares or release from the obligation to pay up may also be made or given exclusively with respect to Common Shares, Financing Preference Shares or Preference Shares. Financial Year, Annual Accounts and Independent Registered Public Accounting Firm Our financial year coincides with the calendar year. Dutch law requires that within four months after the end of the financial year, the Managing Board must make available a report with respect to such financial year, including our QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 383 Articles of Association financial statements for such year prepared under International Financial Reporting Standards as adopted by the European Union and accompanied by an Independent Auditor's Report. The annual report is submitted to the Annual General Meeting for adoption. The General Meeting appoints the external auditor of our statutory financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and to issue a report thereon. On June 21, 2024, our shareholders appointed EY Accountants B.V. to serve as our external auditor for our statutory financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union for the year ending December 31, 2025. Dividends and Other Distributions Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual financial statements as adopted by the General Meeting. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid-up and called-up capital and any reserves required by Dutch law or our Articles of Association. Out of profits, dividends must first be paid on any outstanding Preference Shares (the Preference Share Dividend) in a percentage (the Preference Share Dividend Percentage) of the obligatory call amount paid up on such shares at the beginning of the financial year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the average main refinancing rates during the financial year for which the distribution is made. Average main refinancing rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the main refinancing rates prevailing on such day. The main refinancing rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve which was formed as share premium reserve upon the issue of Financing Preference Shares. If, in any financial year, the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good, no further distributions will be made as described below until the deficit has been made good. Out of profits remaining after payment of any dividends on Preference Shares, the Supervisory Board shall determine such amounts as shall be kept in reserve. Out of any remaining profits not allocated to reserves, a dividend (the Financing Preference Share Dividend) shall be paid on the Financing Preference Shares equal to a percentage (the Financing Preference Share Dividend Percentage) over the nominal value of the Financing Preference Shares, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares. The Financing Preference Shares Dividend Percentage is a function of the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal, following the calculation set forth in article 40.4 of our Articles of Association. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares. Insofar as the profits have not been distributed or allocated to reserves as specified above, the General Meeting may act to allocate such profits, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares. The Managing Board may, with due observance of Article 2:105 of the Dutch Civil Code and with the approval of the Supervisory Board, distribute an interim dividend, if and to the extent that the profits so permit. Interim dividends may be distributed on one class of shares only. The General Meeting may resolve on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of shares. Distributions as described above are payable as from a date to be determined by the Supervisory Board. Distributions will be made payable at an address or addresses in the Netherlands, to be determined by the Supervisory Board, as QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 384 Articles of Association

well as at least one address in each country where the shares are listed or quoted for trading. The Supervisory Board may determine the method of payment of cash distributions. Distributions in cash that have not been collected within five years and two days after they have become due and payable shall revert to QIAGEN. Dutch law provides that the declaration of dividends out of the profits that are at the free disposal of the General Meeting is the exclusive right of the General Meeting. This is different from the corporate law of most jurisdictions in the United States, which permits a corporation’s board of directors to declare dividends. Shareholder Meetings, Voting Rights and Other Shareholder Rights The Annual General Meeting is required to be held within six months after the end of each financial year for the purpose of, among other things, adopting the annual accounts and filling of any vacancies on the Managing Board and Supervisory Board. Extraordinary General Meetings are held as often as deemed necessary by the Managing Board or Supervisory Board, or upon a request to the Managing Board or Supervisory Board by one or more shareholders and other persons entitled to attend meetings jointly representing (i) at least 40% of our issued share capital, with those persons jointly being authorized to convene such a meeting themselves in case the Boards do not timely comply with the request, in accordance with the Articles of Association, or (ii) at least 10% of our issued share capital, with those persons jointly being authorized to convene such a meeting themselves in case the Boards do not timely comply with the request, but only if and to the extent authorized thereto by a competent Dutch court in accordance with the laws of the Netherlands. General Meetings are held in Amsterdam, Haarlemmermeer (Schiphol Airport), Arnhem, Maastricht, Rotterdam, Venlo or The Hague. The notice convening a General Meeting must be given in such manner as shall be authorized by law including, but not limited to, an announcement published by electronic means no later than the forty-second day prior to the day of the General Meeting. The notice will contain the agenda for the meeting or the notice is published along with the agenda. The agenda shall contain such subjects to be considered at the General Meeting, as the persons convening or requesting the meeting shall decide. Under Dutch law, holders of shares representing solely or jointly at least three hundredth part of the issued share capital may request QIAGEN, not later than on the sixtieth day prior to the day of the General Meeting, to include certain subjects in the notice convening a meeting. No valid resolutions can be adopted at a General Meeting in respect of subjects which are not mentioned in the agenda. Dutch corporate law sets a mandatory (participation and voting) record date for Dutch listed companies fixed at the twenty-eighth day prior to the day of the shareholders’ meeting. Shareholders registered at such record date are entitled to attend and exercise their rights as shareholders at the General Meeting, regardless of a sale of shares after the record date. General Meetings are presided over by the Chairman of the Supervisory Board or, in his absence, by any person nominated by the Supervisory Board. At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or our Articles of Association. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledgees. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast. Except for resolutions to be adopted by the meeting of holders of Preference Shares, our Articles of Association do not allow the adoption of shareholder resolutions by written consent (or otherwise without holding a meeting). QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 385 Articles of Association A resolution of the General Meeting to amend our Articles of Association, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board. Further, a resolution of the General Meeting to amend our Articles of Association is only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend our Articles of Association to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting. Resolutions of the General Meeting in a meeting that has not been convened by the Managing Board and/or the Supervisory Board, or resolutions included on the agenda for the meeting at the request of shareholders, will be valid only if adopted with a majority of two-thirds of votes cast representing more than half the issued share capital, unless our Articles of Association require a greater majority or quorum. A resolution of the General Meeting to approve a legal merger or the sale of all or substantially all of our assets is valid only if adopted by a vote of at least two-thirds of the issued share capital, unless proposed by the Supervisory Board, in which case a simple majority of the votes cast shall be sufficient. A shareholder shall, upon request, be provided, free of charge, with written evidence of the contents of the share register with regard to the shares registered in its name. Furthermore, any shareholder shall, upon written request, have the right, during normal business hours, to inspect our share register and a list of our shareholders and their addresses and shareholdings, and to make copies or extracts therefrom. Such request must be directed to our Managing Directors at our registered office in the Netherlands or at our principal place of business. Financial records and other company documents (other than those made public) are not available in this manner for shareholder review, but an extract of the minutes of the General Meeting shall be made available. According to Dutch law and our Articles of Association, certain resolutions of the Managing Board regarding a significant change in the identity or nature of us or our enterprise are subject to the approval of the General Meeting. The following resolutions of the Managing Board require the approval of the General Meeting in any event: (1) the transfer of our enterprise, or practically our entire enterprise, to a third party; (2) the entry into or termination of a long-term cooperation by us or one of our subsidiaries (dochtermaatschappijen) with another legal person or partnership or as a fully liable general partner of a limited partnership or a general partnership, if such cooperation or termination is of far-reaching significance for us; and (3) the acquisition or divestment by us or one of our subsidiaries (dochtermaatschappijen) of a participating interest in the capital of a company with a value of at least one-third of the sum of our assets according to our consolidated balance sheet and explanatory notes in our last adopted annual accounts. No Derivative Actions; Right to Request Independent Inquiry Dutch law does not afford shareholders the right to institute actions on behalf of us or in our interest. Shareholders, acting alone or together, holding at least one-tenth of our issued capital, or shares representing an aggregate nominal value of EUR 225,000, may inform the Managing Board and the Supervisory Board of their objections as to our policy or the course of our affairs and, within a reasonable time thereafter, may request the Enterprise Chamber of the Court of Appeal in Amsterdam to order an inquiry into the policy and the course of our affairs by independent investigators. If such an inquiry is ordered and the investigators conclude that there has been mismanagement, the shareholders can request the Enterprise Chamber to order certain measures such as a suspension or annulment of resolutions. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 386 Articles of Association

Dissolution and Liquidation The General Meeting may resolve to dissolve QIAGEN upon the proposal of the Supervisory Board. If QIAGEN is dissolved, the liquidation shall be carried out by the person designated for that purpose by the General Meeting, under the supervision of the Supervisory Board. The General Meeting shall, upon the proposal of the Supervisory Board, determine the remuneration payable to the liquidators and to the person responsible for supervising the liquidation. During the liquidation process, the provisions of our Articles of Association will remain applicable to the extent possible. In the event of our dissolution and liquidation, the assets remaining after payment of all debts and liquidation expenses will be distributed among registered holders of Common Shares in proportion to the nominal value of their Common Shares, subject to liquidation preference rights of holders of Preference Shares and Financing Preference Shares, if any. Restrictions on Transfer of Preference Shares The Supervisory Board, upon application in writing, must approve each transfer of Preference Shares. If approval is refused, the Supervisory Board will designate prospective purchasers willing and able to purchase the shares, otherwise, the transfer will be deemed approved. Limitations in our Articles of Association on Rights to Own Securities Other than with respect to usufructuaries and pledgees who have no voting rights, our Articles of Association do not impose limitations on rights to own our securities including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the Company or state. Provisions which May Defer or Prevent a Change in Control The Option Agreement and our Articles of Association could, under certain circumstances, prevent a third party from obtaining a majority of the voting control of our shares by issuing Preference Shares. Under the Option Agreement, SPAQ could acquire Preference Shares subject to the provisions referred to under "Preference Shares." If SPAQ acquires the Preference Shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and/or Supervisory Board and agree on a higher bid price for our shares. Shareholders who obtain control of a company are obliged to make a mandatory offer to all other shareholders. The threshold for a mandatory offer is set at the ability to exercise 30% of the voting rights at the general meeting of shareholders in a Dutch public limited company (naamloze vennootschap) whose securities are admitted to trading on a regulated market in the EU, such as QIAGEN. Ownership Threshold Requiring Disclosure Our Articles of Association do not provide an ownership threshold above which ownership must be disclosed. However, there are statutory requirements to disclose share ownership above certain thresholds under Dutch law. See “Obligation of Shareholders to Disclose Major Holdings.” Obligation of Shareholders to Disclose Major Holdings Holders of our shares or rights to acquire shares (which include options and convertible bonds - see also below) may be subject to notification obligations under the Dutch Financial Markets Supervision Act (FMSA or Wet op het financieel toezicht). Pursuant to the FMSA, any person who, directly or indirectly, acquires or disposes of an interest (including a potential interest, such as options and convertible bonds) in our issued share capital or voting rights must notify the Netherlands Authority for the Financial Markets (AFM) without delay, if as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in QIAGEN reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. The notifications should be made electronically through the notification system of the AFM. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 387 Articles of Association A notification requirement also applies if a person's capital interest or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in our total issued share capital or voting rights. Such notification has to be made no later than the fourth trading day after the AFM has published our notification as described below. Under the FMSA, we are required to notify the AFM without delay of the changes to our total issued share capital or voting rights if our issued share capital or voting rights changes by 1% or more since our previous notification. We must furthermore quarterly notify the AFM within eight days after the end of the relevant quarter, in the event our issued share capital or voting rights changed by less than 1% in that relevant quarter since our previous notification. Furthermore, each person who is or ought to be aware that, as a result of the exchange of certain financial instruments, such as options for shares, his actual capital or voting interest in QIAGEN, reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, vis-à-vis his most recent notification to the AFM, must give notice to the AFM no later than the fourth trading day after he became or ought to be aware of this change. Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 3% or larger interest in our share capital or voting rights and who ceases to be a controlled entity for these purposes must notify the AFM without delay. As of the date of that notification, all notification obligations under the FMSA will become applicable to that entity. For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) our shares or voting rights on our shares directly held (or acquired or disposed of) by a person, (ii) our shares or voting rights on our shares held (or acquired or disposed of) by such person's controlled entity, or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement (including a discretionary power of attorney), and (iii) our shares or voting rights on our shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, on the basis of convertible bonds). Special rules apply with respect to the attribution of our shares or voting rights on our shares which are part of the property of a partnership or other community of property. A holder of a pledge or right of usufruct (vruchtgebruik) in respect of our shares can also be subject to the notification obligations of the FMSA, if such person has, or can acquire, the right to vote on our shares or, in the case of depository receipts, our underlying shares. The acquisition of (conditional) voting rights by a pledgee or usufructuary may also trigger the notification obligations as if the pledgee or beneficial owner were the legal holder of our shares or voting rights on our shares. A holding in certain cash settled derivatives (such as cash settled call options and total equity return swaps) referencing to our shares should also be taken into account for the purpose of calculating the percentage of capital interest. Gross short positions in our shares must also be notified to the AFM. For these gross short positions, the same thresholds apply for notifying an actual or potential interest in our issued share capital and/or voting rights as referred to above, and without any set-off against long positions. In addition, pursuant to Regulation (EU) No 236/2012, each person holding a net short position amounting to 0.2% of our issued share capital is required to report such position to the AFM. Each subsequent increase of this position by 0.1% above 0.2% will also need to be reported. Each net short position equal to 0.5% of our issued share capital, and any subsequent increase of that position by 0.1%, will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 388 Articles of Association

The AFM does not issue separate public announcements of the above notifications. However, it does keep a public register of all notifications made pursuant to the above disclosure obligations under the FMSA on its website www.afm.nl. Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company’s shares or a particular notifying party. Non-compliance with the notification obligations under the FMSA may lead to criminal fines, administrative fines, imprisonment or other sanctions. In addition, non-compliance with the shareholding disclosure obligations under the FMSA may lead to civil sanctions, including suspension of the voting rights relating to our shares held by the offender for a period of not more than three years and a prohibition applicable to the offender to acquire any of our shares or voting rights on our shares for a period of up to five years. Management Notifications Pursuant to the FMSA, each Managing Director and each Supervisory Director must notify the AFM: (a) within two weeks after his or her appointment of the number of our shares or rights to acquire shares he or she holds and the number of votes he or she is entitled to cast in respect to our issued share capital, and (b) subsequently, each change in the number or our shares or rights to acquire shares such member holds and of each change in the number of votes he or she is entitled to cast in respect of our issued share capital, immediately after the relevant change. If a Managing Director or Supervisory Director has notified the AFM of a change in shareholding under the FMSA as described above under “Obligation of Shareholders to Disclose Major Holdings,” such notification is sufficient for the purposes as described in this paragraph. Furthermore, pursuant to European Union Regulation (EU) No 596/2014 (the Market Abuse Regulation) and the regulations promulgated thereunder, any Managing Director and Supervisory Director, as well as any other person discharging managerial responsibilities in respect of QIAGEN who has regular access to inside information relating directly or indirectly to QIAGEN and the power to take managerial decisions affecting future developments and business prospects of QIAGEN, must notify the AFM and QIAGEN by means of a standard form of any transactions conducted for his or her own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto. In addition, pursuant to the Market Abuse Regulation, certain persons who are closely associated with Managing Directors and Supervisory Directors or any of the other persons as described above, are required to notify the AFM and QIAGEN of any transactions conducted for their own account relating to the shares or debt instruments of QIAGEN or to derivatives or other financial instruments linked thereto. The Market Abuse Regulation covers, inter alia, the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year at the relevant transaction date; and (iv) any legal person, trust or partnership whose, among other things, managerial responsibilities are discharged by a person referred to under (i) to (iii) above or by the relevant Managing Directors and Supervisory Directors or other person discharging the managerial responsibilities in respect of QIAGEN as described above. The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM no later than the third business day following the relevant transaction date. Under certain circumstances, these notifications may be postponed until all transactions within a calendar year have reached a total amount of €5,000 (calculated without netting). Any subsequent transaction must be notified as set forth above. If a Managing Director or Supervisory Director has notified a change in the number of our shares or options to acquire shares the member holds or a change in the number of votes he or she is entitled to cast to the AFM under the FMSA as described in the first paragraph above, such notification - but only to the extent there is an overlap with the notification obligations under the Market Abuse Regulation - is sufficient for the purposes of the Market Abuse Regulation as described in this paragraph. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 389 Articles of Association The following is a general summary of certain material United States federal income tax consequences to holders of our Common Shares who are “U.S. Holders” (as such term is defined below) and certain material Netherlands tax consequences to holders of our Common Shares who are “non-resident Shareholders” or “Shareholders” (as each term is defined below). This summary does not discuss every aspect of such taxation that may be relevant to such holders. Therefore, all prospective purchasers of our Common Shares described above are advised to consult their own tax advisors with respect to the United States federal, state and local tax consequences, as well as the Netherlands tax consequences, of the ownership of our Common Shares. The statements of the Netherlands and United States tax laws set out below are based on the laws in force as of the date of this Annual Report and, as a consequence, are subject to any changes in United States or the Netherlands law, or in the taxation conventions concluded by the United States and the Netherlands, occurring after such date. Tax considerations associated with currently enacted laws which are not in force as of this date have not been addressed in this description. Netherlands Tax Considerations The following describes the material tax consequences of an investment in our Common Shares under Netherlands law. Such description is based on current understanding of Netherlands' tax law currently in force as interpreted under officially published case law and in published policy, and it is limited to the tax implications for an owner of our Common Shares who is not, or is not deemed to be, a resident of the Netherlands for purposes of the relevant tax laws (a “non-resident Shareholder” or “Shareholder”). Dividend Withholding Tax General Upon distribution of dividends, we are obligated to withhold 15% dividend tax at source and to pay the amount withheld to the Netherlands taxing authorities. The term “dividends” means income from shares or other rights participating in profits as well as income from other corporate rights that are subjected to the same taxation treatment as income from shares by the laws of the Netherlands. Dividends include dividends in cash or in kind, constructive dividends, certain repayments of capital qualified as dividends, interest on loans that are treated as equity instruments for Netherlands corporate income tax purposes and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to dividend withholding tax, unless derived from our paid-in share premium that is recognized as equity for Netherlands tax purposes. No dividend withholding tax should apply on the proceeds resulting from the sale or disposition of our Common Shares to persons other than QIAGEN and our affiliates. A disposition of our Common Shares to QIAGEN or to our affiliates should, in general, be subject to dividend withholding tax. A domestic exemption from the Netherlands dividend withholding tax may apply when dividends are paid to a corporate Shareholder that owns 5% or more of the nominal paid-up share capital and qualifies as a beneficial owner and is solely resident in an EU/EEA Member State or in a country with which the Netherlands has concluded a tax convention that includes a dividend article. This general exemption does not apply to abusive structures. A structure is deemed abusive if a corporate Shareholder owns our Common Shares with the main purpose, or one of the main purposes, to avoid tax for another individual or entity and the structure is considered artificial (i.e., not put into place for valid commercial reasons that reflect economic reality). This domestic exemption may under conditions further not apply in case of hybrid mismatches. A corporate Shareholder may also be eligible for relief of the Netherlands dividend withholding tax under Netherlands' tax law or under a tax convention that is in force between the country of residence of the Shareholder and the Netherlands. Specific for U.S. Shareholders The regular 15% dividend withholding tax is withheld by us on dividends we pay to a resident of the United States. For a corporate U.S. Shareholder that cannot benefit from the Dutch domestic exemption (as explained above), withholding tax on dividends may still be reduced to 5% or 0% if the recipient QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 390 Taxation

is entitled to benefits under the Tax Convention between the Netherlands and the United States (the Convention) and the relevant specific conditions are met. Dividends we pay to U.S. pension funds and U.S. tax-exempt organizations may be eligible for an exemption from dividend withholding tax under the Convention. Dividend Stripping A refund, reduction, exemption or credit of the Netherlands dividend withholding tax on the basis of the Netherlands' tax law, or on the basis of a tax convention between the Netherlands and another state, will only be granted if the dividends are paid to the beneficial owner (uiteindelijk gerechtigde) of the dividends. A recipient of a dividend is amongst others not considered to be the beneficial owner of a dividend in an event of “dividend stripping.” In general terms, “dividend stripping” can be described as the situation in which a foreign or domestic person (usually, but not necessarily, the original shareholder) has transferred, in return for a consideration, its shares or its entitlement to the dividend distributions to a party that has a more favorable right to a refund or reduction of the Netherlands dividend withholding tax than the foreign or domestic person. In these situations, the foreign or domestic person (usually the original shareholder) avoids the Netherlands dividend withholding tax while retaining an interest in the shares and the dividend distributions, by transferring its shares or its entitlement to the dividend distributions in exchange for a consideration. Income Tax and Corporate Income Tax General A non-resident Shareholder will not be subject to Netherlands income tax or corporate income tax with respect to dividends we distribute on our Common Shares, or with respect to capital gains derived from the sale or disposition of our Common Shares, provided that: a. the non-resident Shareholder does not carry on, or have an interest in, a business in the Netherlands through a permanent establishment or a permanent representative to which or to whom the Common Shares are attributable or deemed to be attributable; b. the non-resident Shareholder does not have a direct or indirect substantial or deemed substantial interest (aanmerkelijk belang, as defined in the Netherlands' tax law) in our share capital or, in the case of an individual, such a substantial interest, such interest is a “business asset,” or, in the case of a corporate Shareholder, the arrangement or a series of arrangements are not put in place with the main purpose, or one of the main purposes, to avoid Netherlands income tax for another person or cannot be considered artificial. An arrangement, or series of arrangements, are considered artificial to the extent they have not been put in place for valid commercial reasons that reflect economic reality; and c. the non-resident Shareholder is not entitled to a share in the profits of an enterprise to which our Common Shares are attributable, and that is effectively managed in the Netherlands, other than by way of securities or through an employment contract. In general terms, a substantial interest (aanmerkelijk belang) in our share capital does not exist if the Shareholder (individuals as well as corporations), alone or together with his partner, does not own, directly or indirectly, 5% or more of the issued capital of (a class of) our shares; does not have the right to acquire 5% or more of the issued capital of (a class of) our shares; and does not have the right to share in our profit or liquidation revenue amounting to 5% or more of the annual profits or liquidation revenue. There is no all-encompassing definition of the term “business asset.” Whether this determination can be made in general depends on the facts presented and, in particular, on the activities performed by the Shareholder. If the Shareholder materially conducts a business activity, while the key motive of his investment in our Shares may not be his earnings out of the investment in our Shares but our economic activity, an investment in our Shares will generally be deemed to constitute a business asset, in particular if the Shareholder’s involvement in our business will exceed regular monitoring of his investment in our Shares. A non-resident Shareholder that holds a substantial interest in our share capital may be eligible for an exemption or a reduction of Netherlands income tax or corporate income tax under a tax convention. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 391 Taxation Specific for U.S. Shareholders U.S. Shareholders that do not own a substantial interest should not be subject to Dutch Personal Income Tax or Dutch Corporate Income Tax (as explained above). For U.S. Shareholders that do own a substantial interest, Dutch Personal Income Tax or Dutch Corporate Income Tax could be due. However, U.S. Shareholders that are entitled to benefits of the Convention may be eligible for tax relief. Gift and Inheritance Tax A gift or inheritance of our Common Shares from a non-resident Shareholder should generally not be subject to a Netherlands gift and inheritance tax, provided that the Shareholder is not considered a (deemed) resident of the Netherlands. The Netherlands has concluded a tax convention with the United States based on which double taxation on inheritances may be avoided if the inheritance is subject to Netherlands and/or U.S. inheritance tax and the deceased was a resident of either the Netherlands or the United States. United States Federal Income Tax Considerations The following summary describes certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of our Common Shares. This summary deals only with our Common Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the Code). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities; traders that elect to use a mark-to-market method of accounting; pass-through entities such as partnerships, S corporations, disregarded entities for U.S. federal income tax purposes and limited liability companies (and investors therein); holders that own our Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment; banks or other financial institutions; individual retirement accounts and other tax-deferred accounts; insurance companies; tax- exempt organizations; U.S. expatriates; holders whose functional currency is not the U.S. dollar; holders subject to the alternative minimum tax; holders that acquired our Common Shares in a compensatory transaction; holders subject to special tax accounting rules as a result of any item of gross income with respect to the Common Shares being taken into account in an applicable financial statement; or holders that have owned or will (directly, indirectly or constructively) own 10% or more of the total voting power or value of our Common Shares. This summary is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be or has been requested from the Internal Revenue Service (IRS) regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any consequences other than U.S. federal income tax consequences (such as the estate and gift tax, the Medicare tax on net investment income, state and local tax or non-U.S. tax). Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. As used herein, the term “U.S. Holder” means a beneficial owner of our Common Shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and under the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. If an entity or other arrangement classified as a partnership for U.S. federal income tax purposes acquires our Common Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Common Shares should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning and disposing our Common Shares. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 392 Taxation

Taxation of Dividends Subject to the discussion below under “Passive Foreign Investment Company Status,” the sum of any cash plus the fair market value of any property that we distribute (before reduction for Netherlands withholding tax) to a U.S. Holder with respect to our Common Shares generally will be included in the U.S. Holder’s gross income as a dividend, taxable as ordinary income from foreign sources to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to a reduced rate of tax if certain conditions are met, including the following: QIAGEN must not be classified as a "passive foreign investment company" (PFIC) (discussed below), QIAGEN must be a “qualified foreign corporation” (as defined below), the U.S. Holder must satisfy a holding period requirement, and the distribution must not be treated to the U.S. Holder as “investment income” for purposes of the investment interest deduction rules. A “qualified foreign corporation” generally includes a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) (i) whose Common Shares are readily tradable on an established securities market in the United States, or (ii) which is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our Common Shares are expected to be readily tradable on the NYSE, an established securities market. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. Dividends on our Common Shares generally will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations. Distributions in excess of our earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our Common Shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Foreign Tax Credit Subject to the PFIC rules discussed below, a U.S. Holder that is subject to Netherlands withholding tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Netherlands withholding tax. Generally, subject to the limitations described in the next paragraph, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid (whether directly or through withholding) or accrued by a U.S. Holder during a year. Limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability (determined before application of the foreign tax credit) that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source” and the limitation is calculated separately for each with respect to specific categories of income. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should generally be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty or if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Netherlands tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 393 Taxation Each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules. Disposition of our Common Shares Subject to the PFIC rules discussed below, upon the sale or other disposition of our Common Shares, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized on the disposition of our Common Shares and the U.S. Holder’s adjusted tax basis in our Common Shares. Such capital gain or loss generally will be subject to U.S. federal income tax. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit. A U.S. Holder’s initial tax basis in Common Shares generally will equal the cost of such shares. Passive Foreign Investment Company Status We may be classified as a PFIC for U.S. federal income tax purposes if certain tests are met. We will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held our Common Shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets which would produce such income other than sales of inventory. Passive assets for this purpose generally include assets held for the production of passive income. Accordingly, passive assets generally include any cash, cash equivalents and cash invested in short-term, interest-bearing debt instruments or bank deposits that are readily convertible into cash. For the purpose of the PFIC tests, if a foreign corporation owns at least 25% (by value) of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation and as if it had received directly its proportionate share of the income of such other corporation (the “look-through rule”). The effect of the look-through rule with respect to QIAGEN and our ownership of our subsidiaries is that, for purposes of the income and assets tests described above, we will be treated as owning our proportionate share of the assets of our subsidiaries and of earning our proportionate share of each of our subsidiary’s income, if any, so long as we own, directly or indirectly, at least 25% of the value of the particular subsidiary’s stock. Active business income of our subsidiaries will be treated as our active business income, rather than as passive income. Based on our income, assets and activities, we do not believe that we were a PFIC for our taxable years ended December 31, 2023, December 31, 2024 and December 31, 2025 and do not expect to be a PFIC for the current taxable year. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC. Following the close of any tax year, we intend to promptly send a notice to all shareholders of record at any time during such year, if we determine that we are a PFIC. If we are considered a PFIC for any taxable year that a U.S. Holder holds our Common Shares, any gain recognized by the U.S. Holder on a sale or other disposition of our Common Shares would be allocated pro-rata over the U.S. Holder’s holding period for our Common Shares. The amounts allocated to the taxable year of the sale or other disposition, and to any year before we became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed with respect to any amount allocated to any prior taxable year that we were a PFIC. Further, if we are a PFIC for any taxable year, to the extent that any distribution received by a U.S. Holder on our Common Shares exceeds 125% of the average of the annual distributions on our Common Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such excess amount would be subject to taxation in the same manner as gain on the sale or other disposition of Common Shares if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of our Common Shares. If we are treated as a PFIC with respect to a QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 394 Taxation

U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that also are PFICs. A timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable U.S. Holders to make a qualified electing fund election. If we are considered a PFIC, a U.S. Holder also will be subject to annual information reporting requirements. Prospective purchasers of our Common Shares are urged to consult their tax advisors regarding the potential application of the PFIC rules to an investment in the Common Shares. Foreign Currency Issues If dividends on our Common Shares are paid in euros, the amount of the dividend distribution included in the income of a U.S. Holder will be the U.S. dollar value of the payments made in euros, determined at a spot, euro/U.S. dollar rate applicable to the date such dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, gain or loss (if any) resulting from currency exchange fluctuations during the period from the date the dividend is paid to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Backup Withholding and Information Reporting U.S. backup withholding and information reporting requirements generally apply to payments made to non-corporate holders of Common Shares that are paid within the United States or through certain U.S. related financial intermediaries. Information reporting will apply to payments of dividends on, and to proceeds from the disposition of, Common Shares by a paying agent within the United States (or through certain U.S. related financial intermediaries) to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States (or through certain U.S. related financial intermediaries) will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, Common Shares to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such U.S. Holder’s income tax liability by filing a refund claim with the IRS in a timely manner and furnishing required information. Foreign Financial Asset Reporting Certain U.S. Holders who hold “specified foreign financial assets” (as defined in Section 6038D of the Code), including stock of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution” (as defined in Section 6038D of the Code), whose aggregate value exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the tax year, may be required to attach to their tax returns for the year certain specified information (on IRS Form 8938) (higher thresholds apply to married individuals filing a joint return and certain individuals residing outside of the United States). Persons who fail to timely furnish the required information may be subject to substantial penalties. Additionally, in the event a U.S. Holder does not file such a report, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before such report is filed. U.S. Holders (including entities) should consult their own tax advisors regarding their reporting obligations and the possible application of such reporting obligations to the holding of Common Shares. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 395 Taxation We are subject to a variety of laws and regulations in the European Union, the United States and other countries. The level and scope of the regulation varies depending on the country or defined economic region, but may include, among other things, the research, development, testing, clinical trials, manufacture, storage, recordkeeping, approval, labeling, promotion and commercial sales and distribution of many of our products. European Union Regulations In the European Union, in vitro diagnostic medical devices (IVDs) had been regulated under EU-Directive 98/79/EC (IVD Directive) and corresponding national provisions. The IVD Directive required that medical devices meet the essential requirements, including those relating to device safety and efficacy, set out in an annex of the Directive. According to the IVD Directive, EU Member States have presumed compliance with these essential requirements for devices that are in conformity with the relevant national standards transposing the harmonized standards, such as ISO 13485:2016, the quality system standard for medical device manufacturers. IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the European market. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the applicable legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the EU declaration of conformity procedure to obtain or apply a CE mark. The IVD Directive has been replaced by the In Vitro Diagnostic Device Regulation (IVDR) (EU) 2017/746 that was published in May 2017 and fully implemented as of May 26, 2022. Unlike the IVD Directive, the IVDR has binding legal force throughout every Member State. The major goal of the IVDR was to standardize diagnostic procedures within the EU, increase reliability of diagnostic analysis and enhance patient safety. Under the IVDR as enacted by the European Commission (EC), IVDs are subject to additional legal requirements. Among other things, the IVDR introduced a new risk-based classification system and requirements for conformity assessments. Under subsequent amendments of IVDR, IVDs already certified under the IVD Directive by a Notified Body may remain on the market until December 31, 2027, and IVDs certified under the IVD Directive without the involvement of a Notified Body may be placed on the market up to December 31, 2027 (IVDR class D IVDs), December 31, 2028 (IVDR class C IVDs) and December 31, 2029 (IVDR class B and class A sterile IVDs). The deadline for IVDR Class A in vitro diagnostic devices remained as May 26, 2022. The sell-off date was removed in subsequent amendments to the IVDR. As a result, there is no longer a limit for making available IVD products or putting into service IVD instruments that have been placed on the market according to these dates. IVD instruments that were placed on the market under the IVD Directive may remain indefinitely until decommission, if properly maintained. Nonetheless, manufacturers of devices certified under the IVD Directive without the involvement of a Notified Body must comply with specific requirements in the IVDR according to the timelines established, but ultimately, such products, as with all new IVDs, will have to undergo the IVDR’s conformity assessment procedures. Under the IVD Directive the majority of QIAGEN products were classified as non-listed Annex II devices (i.e., self-certified without the involvement of a Notified Body), while under the IVDR most of QIAGEN products will require the involvement of a Notified Body, and those that are in the highest risk class (IVDR class D) will have to be tested by a designated EU Reference Laboratory. In addition, the IVDR imposes additional requirements relating to post-market surveillance and submission of post-market performance follow-up reports. The EC has designated thirteen (13) Notified Bodies to perform conformity assessments under the IVDR, including QIAGEN’s Notified Bodies, TÜV Rheinland LGA Products GmbH (NB0197) and BSI Group The Netherlands B.V. (NB 2797). MedTech Europe has issued guidance relating to the IVDR in several areas, e.g., clinical benefit, technical documentation, state of art, accessories, and EUDAMED. In December 2023, the European Commission adopted Implementing Regulation (EU) 2023/2713 designating five EU Reference Laboratories covering the following types of high risk, class D IVDs: hepatitis and retroviruses; herpesviruses; bacterial agents; respiratory viruses that cause life-threatening diseases. The designated EU Reference Laboratories are responsible for verifying performance of IVDs in accordance with common specifications, batch testing of IVDR class D IVDs, collaborating with Notified Bodies to develop best practices for IVD conformity assessments, and providing QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 396 Government Regulations

scientific and technical assistance on the implementation of the IVDR. Most recently, on December 6, 2025, the European Commission released a proposal to amend the IVDR with the goal of simplifying the applicable rules, reducing the administrative burden on manufacturers, and enhancing the predictability and cost-effectiveness of the certification procedure while maintaining a high level of public health protections for EU patients and consumers. IVDR defines an In-House Device (IHD) as a device that is manufactured and used only within a Health Institution established in the Union and that meets all conditions set in Article 5(5) of such regulation. QIAGEN cannot design, manufacture or use IHDs. However, Health Institutions can lawfully use QIAGEN's products, such as those for non-clinical applications, IVDs, enzymes, or oligos, to create their own IHD workflows according to Article 5(5) requirements. Some products manufactured by QIAGEN are intended for non-clinical use. These may include products intended for use in discovering and developing medical knowledge related to human disease and conditions and products for molecular research, genotyping, forensic and human identity testing, food and animal feed safety and quality testing, cancer research, microbiological research and animal pathogen research. These products do not have medical purpose and thus they are not considered medical devices under the scope of the IVDR. A subset of products intended for non-clinical use are those that are sold for research purposes in the European Union territory and are therefore labeled “For Research Use Only” (RUO). Other products intended for non-clinical use, are referred by QIAGEN to as “for molecular biology applications” or more recently directly as “for non-clinical applications” (mainly instruments). QIAGEN acknowledges that products intended for non-clinical use can be lawfully used by Health Institutions to develop IHDs in accordance with Article 5(5) of the IVDR. QIAGEN does not promote any of its products for non-clinical applications for use in IHDs or assist in the development of such IHDs for IVD purposes. Nonetheless, QIAGEN may participate in creating a workflow for non-clinical applications. The Laboratory, at its sole discretion and responsibility, may later decide to transition this into an IHD workflow, adhering to the restrictions outlined in Article 5(5) of the IVDR. The General Data Protection Regulation (GDPR) of the European Union, imposes restrictions on the transfer, access, use, and disclosure of health and other personal information. We have implemented the requirements set forth by the GDPR, which took effect on May 25, 2018. GDPR and other EU data privacy and security laws impact our business either directly or indirectly. Our failure to comply with applicable privacy or security laws or significant changes in these laws could significantly impact our business and future business plans. For example, we may be subject to regulatory action, fines, or lawsuits in the event we fail to comply with applicable privacy laws. We may face significant liability in the event any of the personal information we maintain is lost or otherwise subject to misuse or other wrongful use, access or disclosure. Recent publication of the Cyber Resilience Act in the European Official Journal (20/11/2024) imposes significant cyber security requirements on QIAGEN products that are not regulated as medical devices (i.e., for non-clinical applications). Most provisions, such as CE marking and compliance with cyber security requirements, will become applicable 36 months later (i.e: December 2027). However, reporting requirements will take effect 21 months after the entry into force (i.e: September 2026). The Artificial Intelligence (AI) Act (Regulation (EU) 2024/1689 laying down harmonized rules on artificial intelligence) provides AI developers and deployers with clear requirements and obligations regarding specific uses of AI. The EU AI Act was published in the EU Official Journal on July 12, 2024, and is the first comprehensive horizontal legal framework for the regulation of AI across the EU. The EU AI Act entered into force on August 1, 2024, and will be effective from August 2, 2026. QIAGEN devices implementing AI will be subject to this regulation. United Kingdom The U.K.’s withdrawal from the EU has major ramifications for IVD manufacturers. Among other things, companies now have to follow new procedures that apply in the U.K., including appointment of a U.K. Responsible QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 397 Government Regulations Person rather than relying on European Authorized Representatives, to manage their compliance efforts in the U.K. The U.K. Medicine and Healthcare Products Regulatory Agency (MHRA) issued guidance on how the country will regulate IVDs after January 1, 2021. According to MHRA, IVDs will require certification in the U.K., which is defined as England, Scotland and Wales, while companies will still be able to sell tests in Northern Ireland under existing EU IVD regulations. Under subsequent amendments to MHRA guidance, MHRA will continue to recognize CE marks for IVDs certified under the IVD Directive until the earlier of June 30, 2030 or the expiration of the certificate and for IVDs certified under the IVDR until June 30, 2030. Companies must register with the MHRA before placing IVDs on the U.K. market. To continue marketing CE marked IVDs in the U.K. once the designated MHRA recognition period has lapsed, companies selling in the U.K. will have to obtain a new marking authorization, called a U.K. Conformity Assessed mark (UKCA), for each IVD product. United States In the United States, IVDs are subject to regulation by the FDA as medical devices to the extent that they are intended for use in the diagnosis, treatment, mitigation or prevention of disease or other conditions. Certain types of tests, like some that QIAGEN manufactures and sells in the United States for non-clinical applications, including those classified for research use only (RUO), are not subject to the FDA’s premarket review and controls because QIAGEN does not promote these tests for IVD applications. Other tests, known as laboratory developed tests (LDTs), which are IVDs that are designed, manufactured and used within a single, CLIA-certified, clinical laboratory that meets applicable requirements to perform high-complexity testing, were historically subject to enforcement discretion and not actively regulated by the FDA. However, as LDTs have increased in complexity, the FDA took a risk-based approach to their regulation, while Congress also signaled interest in clarifying the regulatory landscape for LDTs as stakeholders across the spectrum expressed a need for regulatory certainty and clear operating guidelines. Following several years of inaction by Congress on this issue, in May 2025 the FDA issued a final rule to regulate LDTs under the medical device framework and to phase out the longstanding enforcement discretion policy; the final rule became effective on July 5, 2024 and was expected to begin entering into force against non-exempt “LDT manufacturers” in May 2025. Following issuance of the LDT final rule, the American Clinical Laboratory Association (ACLA) and one of its members, as well as the Association for Molecular Pathology (AMP) and one of its members, filed complaints against the FDA in the Eastern District of Texas and the Southern District of Texas, respectively. Both complaints alleged that the agency did not have authority to promulgate the LDT final rule and sought to vacate the FDA’s action; the two cases were subsequently consolidated into a single action. On March 31, 2025, the US District Court for the Eastern District of Texas vacated the final rule in its entirety and remanded the matter to the FDA, holding that the rule exceeded the agency’s authority under the Federal Food, Drug, and Cosmetic Act. The agency did not appeal the district court’s decision. As a result, the phase-in deadlines established by the rule are no longer operative, and in September 2025 the FDA implemented the court’s vacatur of the final rule with a formal public notice. The ACLA vs. FDA court’s decision removes the regulatory burden that the final rule would have imposed on clinical laboratories had it been upheld. However, uncertainty remains regarding the future of federal oversight in this area, as Congress could enact new legislation establishing a statutory framework for regulating all IVDs, including LDTs. Affected stakeholders continue to press for a comprehensive legislative solution to create a harmonized paradigm for oversight of LDTs by both the FDA and CMS. QIAGEN cannot design, manufacture or use LDTs. However, laboratories can lawfully use QIAGEN's products, such as those for non-clinical applications, IVDs, enzymes, or oligos, to create their own LDT workflows. Medical devices, including IVDs, are classified into one of three classes depending on the controls deemed by the FDA to be necessary to reasonably assure their safety and effectiveness. Class I devices are generally exempt from QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 398 Government Regulations

premarket review and are subject to general controls, including adherence to the FDA’s Quality System Regulation (QSR), which describes device-specific current good manufacturing practices and was recently replaced with the Quality Management System Regulation (QMSR), described below, as well as regulations requiring facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising and promotional materials. Class II devices are generally subject to premarket notification (or 510(k) clearance), general controls and special controls, including performance standards, post-market surveillance, patient registries or FDA guidance documents describing device-specific special controls. Class III devices are subject to most of the previously identified requirements as well as to premarket approval (PMA). The payment of a user fee, which is typically adjusted annually, to the FDA is usually required upon filing a premarket submission (e.g., premarket notification, premarket approval application, or De Novo classification request) for FDA review. On January 31, 2024, the FDA issued a final rule amending the device current good manufacturing practice (CGMP) requirements of the QSR under 21 CFR 820 to align more closely with the international consensus standard for Quality Management Systems for medical devices (ISO 13485:2016) used by many other global regulatory authorities. The QMSR final rule took effect on February 2, 2026, two years after publication. The QMSR incorporates ISO 13485:2016 by reference and maintains certain FDA requirements from the QSR related to record keeping and medical device reporting. As QIAGEN’s QMS is already certified to ISO 13485:2016, the change will have minimal impact; QIAGEN has completed a gap analysis and is progressing towards implementation of identified actions. 510(k) Premarket Notification A 510(k) premarket notification requires the sponsor to demonstrate that a medical device is substantially equivalent to another device, termed a “predicate device,” that is legally marketed in the United States and is not subject to premarket approval. A device is substantially equivalent to a predicate device if its intended use(s), performance, safety and technological characteristics are similar to those of the predicate; or has a similar intended use but different technological characteristics, where the information submitted to the FDA does not raise new questions of safety and effectiveness and demonstrates that the device is at least as safe and effective as the legally marketed device. If the FDA determines that the device (1) is not substantially equivalent to a predicate device, (2) has a new intended use compared to the identified predicate, (3) has different technological characteristics that raise different questions of safety and effectiveness, or (4) has new indications for use or technological characteristics and required performance data were not provided, it will issue a “Not Substantially Equivalent” (NSE) determination. If the FDA determines that the applicant’s device is substantially equivalent to the identified predicate device(s), the agency will issue a 510(k) clearance letter that authorizes commercial marketing of the device for one or more specific indications for use. De Novo Classification If a previously unclassified new medical device does not qualify for the 510(k) premarket notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. However, if such a device would be considered low or moderate risk (in other words, it does not rise to the level of requiring the approval of a PMA), it may be eligible for the De Novo classification process. The De Novo classification process allows a device developer to request that the novel medical device be reclassified as either a Class I or Class II device, rather than having it regulated as a high risk Class III device subject to the PMA requirements. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. Premarket Approval The PMA process is more complex, costly and time consuming than either the 510(k) process or the De Novo classification process. A PMA must be supported by more detailed and comprehensive scientific evidence, including QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 399 Government Regulations clinical data, to demonstrate the safety and efficacy of the medical device for its intended purpose. A clinical trial involving a “significant risk” device may not begin until the sponsor submits an investigational device exemption (IDE) application to the FDA and obtains approval to begin the trial. After the PMA is submitted, the FDA has 45 days to make a threshold determination that the PMA is sufficiently complete to permit a substantive review. If the PMA is complete, the FDA will file the PMA and begin the substantive review process. The FDA is subject to a performance goal review time for a PMA that is 180 days from the date of filing, although in practice this review time is longer. Questions from the FDA, requests for additional data and referrals to advisory committees may delay the process considerably. The total process may take several years and there is no guarantee that the PMA will ever be approved. Even if approved, the FDA may limit the indications for which the device may be marketed. The FDA may also request additional clinical data as a condition of approval or after the PMA is approved. Any changes to the medical device may require a supplemental PMA to be submitted and approved before the modified device may be marketed. Any products manufactured and sold by us pursuant to FDA clearances or approvals will be subject to pervasive and continuing regulation by the FDA, including quality system requirements, record-keeping requirements, reporting of adverse experiences with the use of the device and restrictions on the advertising and promotion of our products. Device manufacturers are required to register their establishments and list their devices with the FDA and are subject to periodic inspections by the FDA and certain state agencies. Noncompliance with applicable FDA requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recalls or seizures of products, total or partial suspension of production, refusal of the FDA to grant for new devices, withdrawal of existing marketing authorizations and criminal prosecution. Regulation of Companion Diagnostic Devices If a sponsor or the FDA believes that a diagnostic test is essential for the safe and effective use of a corresponding therapeutic product, the sponsor of the therapeutic product will typically work with a collaborator to develop an in vitro companion diagnostic device. The FDA defines an IVD companion diagnostic device as a device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. The FDA has also introduced the concept of complementary diagnostics that are distinct from companion diagnostics because they provide additional information about how a drug is used or identify patients who are likely to derive the greatest benefit from therapy without being required for the safe and effective use of that drug. The FDA has not yet provided much guidance on the regulation and use of complementary diagnostics, but several have been approved. The FDA applies a risk-based approach to determine the regulatory pathway for IVD companion diagnostic devices, as it does with all medical devices. This means that the regulatory pathway will depend on the level of risk to patients, based on the intended use of the IVD companion diagnostic device and the controls necessary to provide a reasonable assurance of safety and effectiveness. We expect that any IVD companion diagnostic device that we develop will utilize the PMA pathway and that a clinical trial performed under an IDE will have to be completed before the PMA may be submitted. On 25 November 2025, FDA formally proposed down-classifying nucleic acid-based test systems for use with a corresponding approved oncology therapeutic product. When finalized (expected in 2026), many QIAGEN companion-diagnostic devices will be able to use the 510(k) or de Novo pathways instead of the PMA pathway. Clinical studies will still be required, some requiring an IDE where the risk level of the study is more than minimal. The FDA expects that the therapeutic sponsor will address the need for an IVD companion diagnostic device in its therapeutic product development plan and that, in most cases, the therapeutic product and its corresponding IVD companion diagnostic device will be developed contemporaneously. If the companion diagnostic test will be used to make critical treatment decisions such as patient selection, treatment assignment, or treatment arm, it will likely be considered a significant risk device for which a clinical trial will be required. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 400 Government Regulations

The sponsor of the IVD companion diagnostic device will be required to comply with the FDA’s IDE requirements that apply to clinical trials of significant risk devices. If the diagnostic test and the therapeutic drug are studied together to support their respective approvals, the clinical trial must meet both the IDE and IND requirements. Products Intended for Non-clinical Use Some products manufactured by QIAGEN are intended for non-clinical use. These may include products intended for use in discovering and developing medical knowledge related to human disease and conditions and products for molecular research, genotyping, forensic and human identity testing, food and animal feed safety and quality testing, cancer research, microbiological research and animal pathogen research. They are not intended to produce results for clinical use and are not themselves the object of the research. These products do not have medical purpose and thus they are not considered medical devices under FDA regulations. A subset of products intended for non-clinical use are those that are sold for research purposes and are therefore labeled “For Research Use Only” (RUO). RUO refers to devices that are in the laboratory phase of development or are intended only for non-clinical research purposes with goals other than the development of a commercial IVD product, while investigational use only, or IUO, refers to devices that are in the product testing phase of development. These types of devices are exempt from most regulatory controls pursuant to long-standing FDA guidance on RUO/IUO diagnostics (refer to “Distribution of In Vitro Diagnostic Products Labeled for Research Use Only or Investigational Use Only. Guidance for Industry and Food and Drug Administration Staff”, issued November 25, 2013). The other products intended for non-clinical use are referred to by QIAGEN as “for molecular biology applications” or more recently directly as “for non- clinical applications” (mainly instruments). Because QIAGEN does not promote non-clinical use products for IVD purposes, we believe that these products are exempt from the FDA’s premarket review and other requirements. If the FDA were to disagree with our designation of any of these products, we could be forced to stop selling the product until we obtain appropriate regulatory clearance or approval. Further, it is possible that some of our products intended for non-clinical use may be lawfully used by some laboratories in their LDTs, which they may then develop, validate and use for IVD purposes. QIAGEN does not promote any products for non-clinical applications for use in LDTs or assist in the development of such LDTs for IVD purposes. HIPAA and Other Privacy and Security Laws The Health Insurance Portability and Accountability Act of 1996 (HIPAA) established comprehensive federal standards for the privacy and security of health information. The HIPAA standards apply to health plans, healthcare clearing houses, and healthcare providers that conduct certain healthcare transactions electronically (Covered Entities), as well as individuals or entities that perform services for them involving the use, or disclosure of, individually identifiable health information or "protected health information" (PHI) under HIPAA. Such service providers are called "Business Associates." Title II of HIPAA, the Administrative Simplification Act, contains provisions that address the privacy of health data, the security of health data, the standardization of identifying numbers used in the healthcare system and the standardization of certain healthcare transactions. The privacy regulations protect medical records and other PHI by limiting their use and release, giving patients the right to access their medical records and limiting most disclosures of health information to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical, and technical safeguards and the adoption of written security policies and procedures to maintain the security of PHI. Congress subsequently enacted Subtitle D of the Health Information Technology for Economic and Clinical Health Act (HITECH) provisions of the American Recovery and Reinvestment Act of 2009. HITECH expanded and strengthened HIPAA, created new targets for enforcement, imposed new penalties for noncompliance and established new breach notification requirements for Covered Entities and Business Associates. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 401 Government Regulations Under HITECH's breach notification requirements, Covered Entities must report breaches of PHI that has not been encrypted or otherwise secured. Required breach notices must be made as soon as is reasonably practicable, but no later than 60 days following discovery of the breach. Reports must be made to affected individuals and to the Secretary and, in some cases depending on the size of the breach, they must be reported through local and national media. Breach reports can lead to investigation, enforcement and civil litigation, including class action lawsuits. Our Redwood City entity serves in some cases as a Business Associate to customers who are subject to the HIPAA regulations. In this capacity, we maintain an active compliance program that is designed to identify security incidents and other issues in a timely fashion and enable us to remediate, mitigate harm or report if required by law. We are subject to prosecution and/ or administrative enforcement and increased civil and criminal penalties for non-compliance, including a four-tiered system of monetary penalties adopted under HITECH. We are also subject to enforcement by state attorneys general who were given authority to enforce HIPAA under HITECH. To avoid penalties under the HITECH breach notification provisions, we must ensure that breaches of PHI are promptly detected and reported within the company, so that we can make all required notifications on a timely basis. However, even if we make required reports on a timely basis, we may still be subject to penalties for the underlying breach. California has also adopted the California Consumer Privacy Act of 2018, or CCPA, which took effect on January 1, 2020 and became enforceable by the state attorney general on July 1, 2020. The CCPA established a new privacy framework for covered businesses by creating an expanded definition of personal information, establishing new data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a new and potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. The regulations issued under the CCPA have been modified several times. Additionally, the California Privacy Rights Act, or CPRA, was approved by California voters in the November 2020 election. The CPRA imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions became effective on January 1, 2023. There are also several federal privacy proposals under consideration in Congress in 2026, and if passed, such laws may have potentially conflicting requirements that would make compliance challenging. Many states have also implemented genetic testing and privacy laws imposing specific patient consent requirements and protecting test results by strictly limiting the disclosure of those results. State requirements are particularly stringent regarding predictive genetic tests, due to the risk of genetic discrimination against healthy patients identified through testing as being at a high risk for disease. We believe that we have taken the steps required of us to comply with health information privacy and security statutes and regulations, including genetic testing and genetic information privacy laws in all jurisdictions, both state and federal. However, these laws constantly change, and we may not be able to maintain compliance in all jurisdictions where we do business. Failure to maintain compliance, or changes in state or federal laws regarding privacy or security could result in civil and/or criminal penalties, significant reputational damage and could have a material adverse effect on our business. Cyber Security and Artificial Intelligence The FDA has recently published new guidances for industry to regulate significant aspects of cyber security and artificial intelligence and more are expected to come at the time of closing this report. QIAGEN is taking measures to update either standalone software or software driving IVD instruments to fulfill the most recent requirements. Additionally, we are subject to emerging regulations and guidelines with respect to other activities, including operational use of artificial intelligence (AI) tools. AI is increasingly shaping industries worldwide, including Life Sciences QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 402 Government Regulations

and healthcare. AI innovation introduces risks and challenges that could impact our business in a variety of ways unrelated to FDA’s oversight of cyber devices. Potential risks include breaches of confidentiality and privacy obligations, noncompliance with emerging laws and regulations, threats to intellectual property rights, including not only the leakage of our proprietary information but also the risk that AI-generated outputs may infringe third-party intellectual property rights, and the misuse of personally identifiable information or PHI. In the United States, more than thirty states regulate AI or are considering proposed legislation that would regulate AI and its use in healthcare, including California, Texas, and Massachusetts. Generally, such regulations aim to protect individuals such as consumers, employees, and/or job applicants from bias, discrimination, and invasion of privacy and to promote transparency with respect to use of AI by companies. The U.S. Federal Trade Commission (FTC) also recently published guidance for companies selling genetic testing products on securing DNA data and outlined enforcement priorities, anticipating close monitoring of genetic testing companies’ use of AI, including DNA algorithms. The FTC guidance instructs companies to safeguard consumers from potential detrimental effects of AI usage such as bias, invasion of privacy, and accuracy; notes that protection of genetic data is FTC’s top priority; and reminds companies to prepare notices regarding their collection, use, and disclosure of genetic information and to consider affirmative express consent requirements. U.S. Fraud and Abuse Laws and Other Healthcare Regulations A variety of state and federal laws prohibit fraud and abuse involving state and federal healthcare programs, as well as commercial insurers. These laws are interpreted broadly and enforced aggressively by various federal and state agencies, including the Centers for Medicare & Medicaid Services (CMS), the Department of Justice (DOJ), and the Office of Inspector General for the U.S. Department of Health and Human Services (OIG). The Company seeks to conduct its business in compliance with all applicable federal and state laws. State and federal fraud and abuse laws may be interpreted and applied differently, and arrangements and business practices could be subject to scrutiny under them by federal or state enforcement agencies. Sanctions for violations of these laws could result in a wide range of penalties, including but not limited to significant criminal sanctions and civil fines, among other penalties. The Anti-Kickback Statute The federal Anti-Kickback Statute (AKS) is a criminal statute that prohibits, in pertinent part, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce a person: • To refer an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made by federal healthcare programs; or • To purchase, lease, order, or arrange for or recommend purchasing, leasing, or ordering, any good, facility, service, or item for which payment may be made by a federal healthcare program. A person or entity does not need to have actual knowledge of the AKS or specific intent to violate it to have committed a violation. Recognizing that the AKS is broad and potentially applies to innocuous or beneficial arrangements, the OIG issued regulations, commonly known as “safe harbors,” which set forth certain requirements that, if fully met, insulate a given arrangement or conduct from prosecution under the AKS. The AKS also has statutory exceptions that provide protection similar to that of safe harbors. If, however, an arrangement does not meet every requirement of an exception or safe harbor, the arrangement does not necessarily violate the AKS. A facts-and-circumstances analysis is necessary to determine AKS compliance or lack thereof. Potential statutory penalties for violating the AKS include imprisonment and criminal fines. In addition, through application of other laws, conduct that violates the AKS can give rise to civil monetary penalties and possible exclusion from participation in Medicare, Medicaid, and other federal healthcare programs. Claims including items or services resulting from a violation of the AKS also constitute a false or fraudulent claim for purposes of the False Claims Act. In addition to the federal AKS, many states have their own anti-kickback laws. Often, these laws closely follow the language of the federal law, although they QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 403 Government Regulations do not always have the same scope, exceptions, safe harbors or sanctions. In some states, these anti-kickback laws apply to both state healthcare programs and commercial insurers. The penalties for violating state anti-kickback provisions can be severe, including criminal and civil penalties (including penalties under the state false claims law), imprisonment, and exclusion from state healthcare programs. The False Claims Act The federal False Claims Act (FCA) imposes civil liability on any person or entity that, among other things, knowingly presents, or causes to be presented, to the federal government, claims for payment that are false or fraudulent; knowingly makes, uses, or causes to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay money to the federal government. The FCA also prohibits the knowing retention of overpayments (sometimes referred to as “reverse false claims”). In addition, the FCA permits a private individual acting as a “whistleblower” (also referred to as a “relator”) to bring FCA actions on behalf of the federal government under the statute’s qui tam provisions, and to share in any monetary recovery. The federal government may elect or decline to intervene in such matters, but if the government declines intervention, the whistleblower may still proceed with the litigation on the government’s behalf. Penalties for violating the FCA include payment of up to three times the actual damages sustained by the government, plus substantial per-claim statutory penalties, as well as possible exclusion from participation in federal healthcare programs. Various states have enacted similar laws modeled after the FCA that apply to items and services reimbursed under Medicaid and other state healthcare programs, and, in several states, such laws apply to claims submitted to any payor, including commercial insurers. There is also a federal criminal false claims statute that prohibits, in pertinent part, the making or presentation of a false claim, knowing such claim to be false, to any person or officer in the civil, military, or naval service or any department or agency thereof. Potential penalties for violating this statute include fines or imprisonment. Healthcare Fraud and False Statements The federal healthcare fraud statute criminalizes, in pertinent part, knowingly and willfully defrauding a healthcare benefit program, which is defined to include commercial insurers. A violation of this statute may result in fines, imprisonment, or exclusion from participation in federal healthcare programs. The federal criminal statute prohibiting false statements relating to healthcare matters prohibits, in pertinent part, knowingly and willfully (i) falsifying, concealing, or covering up a material fact, or (ii) making a materially false, fictitious, or fraudulent statement or representation, or making or using any materially false writing or document knowing that writing or document to contain any materially false, fictitious, or fraudulent statements, in connection with the delivery of or payment for healthcare benefits, items, or services. This statute also applies to healthcare benefit programs. A violation of this statute may result in fines or imprisonment. Civil Monetary Penalties Law The federal Civil Monetary Penalties Law (CMP Law) prohibits, among other things, (1) the offering or transfer of remuneration to a beneficiary of Medicare or a state healthcare program if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal healthcare program; (3) billing for services requested by an unlicensed physician or an excluded provider; and (4) billing for medically unnecessary services. The potential penalties for violating the CMP Law include exclusion from participation in federal healthcare programs, substantial fines, and payment of up to three times the amount billed, depending on the nature of the offense. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 404 Government Regulations

Physician Payments Sunshine Act The federal Physician Payments Sunshine Act (Sunshine Act) imposes reporting requirements on manufacturers of certain devices, drugs, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program (CHIP), with certain exceptions. Manufacturers to which the Sunshine Act applies must collect and report annually certain data on certain payments and transfers of value by them (and in some cases their distributors) to physicians, teaching hospitals, and certain advanced non-physician healthcare practitioners, as well as ownership and investment interests held by physicians and their immediate family members. The reporting program (known as the Open Payments program) is administered by CMS. There are also an increasing number of state “sunshine” laws that require manufacturers to provide reports to state governments on pricing and marketing information. Several states have enacted legislation requiring manufacturers, including medical device companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales and marketing activities, and to prohibit or limit certain other sales and marketing practices. Failure to comply with the Sunshine Act or state equivalents could result in civil monetary penalties, among other sanctions, depending upon the nature of the violation. Foreign Corrupt Practices Act Despite extensive procedures to ensure compliance, we may also be exposed to liabilities under the U.S. Foreign Corrupt Practices Act (FCPA), which generally prohibits companies and their intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or maintaining business or otherwise obtaining favorable treatment, and requires companies to maintain adequate record-keeping and internal accounting practices to accurately reflect the transactions of the company. We are also subject to a number of other laws and regulations relating to money laundering, international money transfers and electronic fund transfers. These laws apply to companies, individual directors, officers, employees and agents. Environment, Health and Safety We are subject to laws and regulations related to the protection of the environment, the health and safety of our employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration (OSHA) has established extensive requirements relating specifically to workplace safety for healthcare employers in the United States. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, such as HIV and hepatitis B and C, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the U.S. Postal Service and the International Air Transport Association. The U.S. Environmental Protection Agency (EPA) has also promulgated regulations setting forth importation, labelling, and registration requirements, among others, which may apply to certain products and/or establishments of the company. Rest of the World Regulation In addition to regulations in the United States and the EU, we are subject to a variety of regulations governing clinical studies and commercial sales and distribution of molecular testing instruments, consumables and digital solutions in other jurisdictions around the world. These laws and regulations typically require the licensing of manufacturing facilities, as well as controlled research, testing and governmental authorization of product candidates. Additionally, they may require adherence to good manufacturing, clinical and laboratory practices. We must obtain marketing authorization from regulatory authorities in all countries where we distribute our products. The requirements governing the conduct of product authorization, pricing and reimbursement vary greatly from country to country. If we fail to comply with applicable regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 405 Government Regulations regulatory authorizations, product recalls, seizure of products, operating restrictions, or criminal prosecution. Reimbursement United States In the United States, payments for diagnostic tests come from several sources, including commercial insurers (which might include health maintenance organizations and preferred provider organizations); government healthcare programs (such as Medicare or Medicaid); and, in many cases, the patients themselves. For many years, federal and state governments in the United States have pursued methods to reduce the cost of healthcare delivery. For example, in 2010, the United States enacted major healthcare reform legislation known as the Patient Protection and Affordable Care Act (ACA). Such changes have had, and are expected to continue to have, an impact on our business. In addition, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year, and, due to subsequent legislative amendments, will remain in effect through 2032 unless additional Congressional action is taken. We frequently identify value propositions on our products and communicate them to payors, providers, and patient stakeholders and attempt to positively impact coverage, coding and payment pathways. However, we have no direct control over payor decisions with respect to coverage and payment levels for our products. The manner and level of reimbursement may depend on the site of care, the procedure(s) performed, the final patient diagnosis, the device(s) and/or drug(s) utilized, the available budget, or a combination of these factors, and coverage and payment levels are determined at each payor’s discretion. Changes in reimbursement levels or methods may positively or negatively affect sales of our products in any given country for any given product. At QIAGEN, we work with several specialized reimbursement consulting companies and maintain regular contact with payors. As government programs seek to expand healthcare coverage for their citizens, they have at the same time sought to control costs by limiting the amount of reimbursement they will pay for particular procedures, products or services. Many third-party payors have developed payment and delivery mechanisms to support cost control efforts and to focus on paying for quality. Such mechanisms include payment reductions, pay-for-performance metrics, quality-based performance payments, restrictive coverage policies, studies to compare effectiveness and patient outcomes, and technology assessments. These changes have increased emphasis on the delivery of more cost-effective and quality-driven healthcare. Code Assignment In the United States, a third-party payor's decisions regarding coverage and payment are impacted, in large part, by the specific Current Procedural Terminology (CPT) code used to identify a test. The American Medical Association (AMA) publishes the CPT, which identifies codes, along with descriptions, for reporting medical services and procedures. The purpose of the CPT is to provide a uniform language that accurately describes medical, surgical, and diagnostic services and thereby to ensure reliable nationwide communication among healthcare providers, patients, and third-party payors. CMS uses its own Healthcare Common Procedure Coding System (HCPCS) codes for medical billing and reimbursement purposes. Level I HCPCS codes are comprised of current CPT codes, while Level II HCPCS codes primarily represent non-physician services and Level III HCPCS codes are local codes developed by Medicaid agencies, Medicare contractors and commercial insurers. Proprietary Laboratory Analyses (PLA) Codes are an addition to the CPT® code set approved by the AMA CPT® Editorial Panel. They are alpha- numeric CPT codes with a corresponding descriptor for laboratories or manufacturers that want to more specifically identify their test. A manufacturer of in vitro diagnostic kits or a provider of laboratory services may request establishment of a Category I CPT code for a new product or a PLA Code or both. In addition, Z-Code identifiers are unique five-character QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 406 Government Regulations

alphanumeric codes associated with a specific molecular diagnostic test. When a claim is submitted to a payor for molecular diagnostic testing, it includes the associated CPT code and, if required, the applicable Z-Code identifier. Assignment of a specific CPT code can facilitate but does not guarantee routine processing and payment for a diagnostic test by both commercial insurers and government payors. The AMA has specific procedures for establishing a new CPT code and, if appropriate, for modifying existing nomenclature to incorporate a new test into an existing code. If the AMA concludes that a new code or modification of nomenclature is unnecessary, the AMA will inform the requestor how to use one or more existing codes to report the test. While the AMA's decision is pending, billing and collection may be sought under an existing, non-specific CPT code (among other existing CPT codes). A manufacturer or provider may also decide not to request assignment of a CPT code and instead use an existing, non-specific (or other) CPT code (or codes) for reimbursement purposes. However, use of non-specific codes may result in more frequent denials and/or requests for supporting clinical documentation from the third-party payor and in lower reimbursement rates, which may vary based on geographical location. CMS reimbursement rates for clinical diagnostic tests are defined by CPT and HCPCS codes in the Clinical Laboratory Fee Schedule (CLFS). In 2012, the AMA added 127 new CPT codes for molecular pathology services that became effective on January 1, 2013. These new CPT codes are biomarker specific and were designed to replace the previous methodology of billing for molecular pathology testing, which involved “stacking” a series of non-biomarker-specific CPT codes together to describe the testing performed. CMS issued final national reimbursement amounts for the new CPT codes in November 2013. These federal reimbursement amounts are widely acknowledged to be lower than the reimbursement obtained by the now outdated “stacking” method, but commercial insurers and Medicare contractors are still in the process of solidifying their coverage and reimbursement policies for the testing described by these new CPT codes. As of January 1, 2018, in accordance with the Protecting Access to Medicare Act of 2014 (PAMA), applicable laboratories are required to report to CMS commercial insurer payment rates and volumes for their tests. CMS uses the data reported and the HCPCS code associated with the test to calculate a weighted median payment rate for each test, which is used to establish revised Medicare CLFS reimbursement rates for certain clinical diagnostic laboratory tests (CDLTs), subject to certain phase-in limits. For a CDLT that is assigned a new or substantially revised CPT code, the initial payment rate is assigned using the gap-fill methodology. If the test at issue falls into the category of new advanced diagnostic laboratory test (ADLT) instead of CDLT, the test will be paid based on an actual list charge for an initial period of three quarters, before being shifted to the weighted median commercial insurer rate reported by the laboratory performing the ADLT. Laboratories offering ADLTs are subject to recoupment if the actual list charge exceeds the weighted median private payor rate by a certain amount. Since December 2019, Congress has passed a series of laws to modify PAMA’s statutory requirements related to the data reporting period and phase- in of payment reductions under the CLFS for CDLTs that are not ADLTs. Most recently, the Consolidated Appropriations Act of 2026 (Pub. L. 119-75, enacted February 3, 2026) further delayed the reporting requirement as well as the application of the 15 percent phase-in reduction. Under these statutory provisions, the next data reporting period for CDLTs that are not ADLTs will be May 1, 2026 through July 31, 2026, and will be based on the most recent data collection period of January 1, 2025 through June 30, 2025. After this data reporting period, the three-year data reporting cycle for these tests will resume (e.g., 2029, 2032, etc.). This same series of laws passed since December 2019 also modified the phase- in of payment reductions resulting from private payor rate implementation so that a 0.0 percent reduction limit was applied for calendar years 2021 through 2026, as compared to the payment amounts for a test the preceding year. The Consolidated Appropriations Act of 2026 further applied a 0.0 reduction limit for calendar year 2026. As a result, payment may not be reduced by more QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 407 Government Regulations than 15 percent per year for calendar years 2027, 2028, and 2029, as compared to the payment amount established for a test the prior year. CMS’s methodology under PAMA (as well as the willingness of commercial insurers to recognize the value of diagnostic testing and pay for that testing accordingly) renders commercial insurer payment levels even more significant. This calculation methodology has resulted in significant reductions in reimbursement, even though CMS imposed caps on those reductions. Given the many uncertainties built into PAMA’s price-setting process, it is difficult to predict how payments made by CMS under the CLFS may change from year to year. Coverage Decisions When deciding whether to cover a particular diagnostic test, third-party payors generally consider whether the test is a medically necessary and, if so, whether the test will directly impact clinical decision making. For coverage, the testing method should be considered scientifically valid to identify the specific gene biomarker or gene mutation, and must have been demonstrated to improve clinical outcomes for the patient’s condition. Coverage of a drug therapy and its companion diagnostic for cancer treatment indications may be validated by a NCCN category 1, 2A or 2B recommendation. However, most third-party payors do not cover experimental services. Coverage determinations are often influenced by current standards of practice and clinical data, particularly at the local level. CMS has the authority to make coverage determinations on a national basis, but most Medicare coverage decisions are made at the local level by contractors that administer the Medicare program in specified geographic areas. Commercial insurers and government payors have separate processes for making coverage determinations, and commercial insurers may or may not follow Medicare's coverage decisions. If a third-party payor has a coverage determination in place for a particular diagnostic test, billing for that test must comply with the established policy. Otherwise, the third-party payor makes reimbursement decisions on a case-by-case basis. Payment Payment for covered diagnostic tests is determined based on various methodologies, including prospective payment systems and fee schedules. In addition, commercial insurers may negotiate contractual rates with participating providers, establish fee schedule rates, or set rates as a percentage of the billed charge. Diagnostic tests furnished to Medicare inpatients generally are included in the bundled payment made to the hospital under Medicare's Inpatient Prospective Payment System, utilizing Diagnosis Related Groups (DRGs) depending on the patient’s condition. Payment rates for diagnostic tests furnished to Medicare beneficiaries in outpatient settings are the lesser of the amount billed, the local fee for a geographic area, or a national limit. Each year, the fee schedule is updated for inflation and could be modified by Congress in accordance with the CLFS rules and provisions. Medicaid programs generally pay for diagnostic tests based on a fee schedule, but reimbursement varies by geographic region. European Union In the European Union, the reimbursement mechanisms used by private and public health insurers vary by country. For the public systems, reimbursement is determined by guidelines established by the legislator or responsible national authority. As elsewhere, inclusion in reimbursement catalogues focuses on the medical usefulness, need, quality and economic benefits to patients and the healthcare system. Acceptance for reimbursement comes with cost, use and often volume restrictions which, again, can vary by country. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 408 Government Regulations

There are currently no limitations, either under the laws of the Netherlands or in our Articles of Association, to the rights of shareholders from outside the Netherlands to hold or vote Common Shares. Under current foreign exchange regulations in the Netherlands, there are no material limitations on the amount of cash payments that we may remit to residents of foreign countries. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 409 Exchange Controls Documents referred to in this Annual Report may be inspected at our principal executive office located at Hulsterweg 82, 5912 PL Venlo, The Netherlands. We file reports, including annual reports on Form 20-F, furnish periodic reports on Form 6-K and other information with the SEC, pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which the public may obtain any materials the company files with the SEC. The address of the SEC’s website is provided solely for information purposes and is not intended to be an active link. We file our IFRS annual report (in accordance with EU-IFRS and Dutch law) with the AFM, including the register that the AFM maintains. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 410 Documents on Display

Disclosure Controls and Procedures Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this Annual Report. Based on that evaluation, they concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act: (1) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) is accumulated and communicated to our management, including our Managing Directors, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Report of Management on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s system of internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the Internal Control- Integrated Framework. Based on our assessment under the COSO Internal Control-Integrated Framework, management believes that, as of December 31, 2025, our internal control over financial reporting is effective. Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Parse Biosciences, Inc. which is included in the 2025 consolidated financial statements of QIAGEN N.V. and Subsidiaries and constituted 4.55% of total assets as of December 31, 2025 and 0.33% of revenues for the year then ended. Changes in Internal Control over Financial Reporting There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Internal Control over Non-Financial Reporting We have implemented internal controls over non-financial information, namely sustainability reporting, based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. We continue to implement improvements in our internal controls over non-financial reporting. QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 411 Controls and Procedures EU Taxonomy Under the Green Deal, the European Union is striving for a green transition of its economy. The deal calls for sustainable growth by mitigating climate change, protecting the environment and preserving biodiversity. To help reach its goal of climate neutrality by 2050, the European Union aims to redirect capital flows toward sustainable investments and projects. The Taxonomy-Regulation is part of the EU Action Plan on Sustainable Finance and contains a classification system for environmentally sustainable business activities. Under the Regulation’s disclosure obligations, companies will be required to disclose their share of Taxonomy-eligible and -aligned activities. This will increase transparency and allow investors to make decisions according to sustainability aspects. The reporting is based on the Taxonomy-Regulation (EU 2020/852) and the Delegated Acts (including the Omnibus Delegated Act (EU 2023/363). The EU Taxonomy-Regulation defines six environmental objectives to which the economic activities listed in the Regulation and its delegated acts can contribute: • climate change mitigation • climate change adaptation • sustainable use and protection of water and marine resources • transition to a circular economy • pollution prevention and control • protection and restoration of biodiversity and ecosystems The EU Taxonomy distinguishes between two levels: Taxonomy-eligibility and Taxonomy-alignment. Beginning in 2023, all six environmental objectives need to be considered. According to Article 8 of the Taxonomy-Regulation, in conjunction with the Delegated Acts for the reporting year 2025, key figures on turnover, operational and capital expenditures are to be reported for Taxonomy-eligible and Taxonomy-aligned economic activities. The tables provided within the Delegated Act on Article 8 are to be used for the presentation of the key figures. Taxonomy-eligibility and taxonomy-alignment An economic activity is Taxonomy-eligible if it fulfills the description given in the Delegated Act of the corresponding environmental objective. For Taxonomy- alignment, an economic activity must additionally comply with the technical screening criteria and minimum safeguards. The technical screening criteria are composed of the substantial contribution criteria and the do no significant harm criteria: • Substantial Contribution: Companies must meet defined technical requirements, for example regarding the level of CO2 emissions of an economic activity. • Do-No-Significant-Harm (DNSH): Companies must ensure that the contribution to one of the six environmental objectives does not do significant harm to the environmental objectives. This must be verified through, for example, a climate risk analysis. The underlying requirements for Substantial Contribution and DNSH are documented for each individual economic activity in the Delegated Act of the corresponding environmental objective. For the minimal social safeguards, an approach is set at the corporate level for every activity through which the reporting company must prove its compliance with the following frameworks: • International Bill of Human Rights • International Labor Organization Declaration on Fundamental Rights and Principles at Work • UN Guiding Principles on Business and Human Rights • OECD Guidelines for Multinational Enterprises (OECD MNE Guidelines) Management assessed the proportionality and feasibility of substantiating EU Taxonomy-alignment, taking into account the relative significance of potentially Taxonomy-eligible activities within QIAGEN’s business model, the QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 412 EU Taxonomy

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decentralized nature of supplier relationships, and the absence of regulatory obligations for vendors to provide EU-Taxonomy specific information. It was concluded that obtaining sufficiently robust and auditable third-party DNSH evidence would require significant incremental cost and operational effort, while providing limited additional decision-useful information. When activities are reported as Taxonomy-eligible but not aligned, management also considered that the eligibility assessment showed limited relevance for QIAGEN's business model. As a result, data availability constraints prevented completion of a reliable and verifiable TSC assessment for 2025. Accordingly, management determined that asserting EU Taxonomy-alignment for 2025 would risk overstating the maturity and evidentiary robustness of the underlying assessment and therefore did not assert EU Taxonomy alignment for the reporting year, a decision driven by proportionality, materiality, and cost-benefit considerations. Management conducted a structured completeness assessment covering all Taxonomy-eligible activities identified for the reporting period. The assessment included a review of all relevant turnover, CapEx and OpEx streams against Taxonomy activity descriptions. Based on this process, management considers the Taxonomy disclosures complete and free from material omission.

Determination of taxonomy-eligible business activities

In an initial screening, we examined our whole portfolio to determine relevant business activities. Our core business is not covered by the Climate Delegated Act on the environmental objectives of Climate Change Mitigation and Adaptation that has been submitted to date. The Environmental Delegated Act was adopted in June 2023 during a comprehensive workshop where the business activities of the four new environmental objectives were assessed. We have identified specified activities related to the transition to circular economy and climate change mitigation which match our business model.

Economic activity	EO* Code	QIAGEN activity	location
Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	Renovation of existing buildings and/ or building new ones	CapEx
Installation, maintenance and repair of charging stations for electric vehicles	CCM 7.4	Installation of charging stations	CapEx
Installation, maintenance and repair of devices for measuring, regulating and controlling energy performance	CCM 7.5	Installation of energy measurement devices	CapEx
Acquisition and ownership of buildings	CCM 7.7	Leasing of buildings	CapEx
Manufacture of electrical and electronic equipment	CE 1.2	Purchases of new computer equipment	CapEx
Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5	Leased passenger cars/ own fleet	CapEx
Repair, refurbishment and remanufacturing	CE 5.1	Repair and refurbishment of sold instrumentation equipment	Turnover

*EO stands for Environmental Objective where Climate Change mitigation is CCM and Circular Economy is CE.

All activities which QIAGEN defined as Taxonomy-eligible are allocated to the climate-change mitigation and circular economy objectives.

We use our internal reporting systems to assess defined KPIs and document them under standardized data queries to the extent possible, structuring the format to ensure we are not double-counting our economic activities when calculating turnover, CapEx, and OpEx.

We disclose the three KPIs below in adherence with Annex II of the Disclosure Delegated Act and also address the role of nuclear and gas activities as required under the Complementary Delegated Act of the EU Taxonomy.

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Financial year N	2025				Breakdown by environmental objectives of Taxonomy-aligned activities										
KPI (1)	Total (2)	Proportion of Taxonomy-eligible activities (3)	Taxonomy-aligned activities (4)	Proportion of Taxonomy-aligned activities (5)	Climate change mitigation (6)	Climate change adaptation (7)	Water (8)	Circular economy (9)	Pollution (10)	Biodiversity (11)	Proportion of enabling activities (12)	Proportion of transitional activities (13)	Not assessed activities considered non-material (14)	Taxonomy-aligned activities in previous financial year (N-1) (15)	Proportion of Taxonomy-aligned activities in previous financial year (N-1) (16)
Text	USD m	%	USD	%	%	%	%	%	%	%	%	%	%	Currency	%
Turnover	2,089,999	4.4 %													
CapEx	396,901	9.9 %													
OpEx	21,280	0.0 %													

Disclosure of the financial KPIs

Turnover

To determine the turnover KPI, the Taxonomy-Regulation requires that the net turnover, generated with business activities contributing to the respective environmental objective, is related to the net turnover of the QIAGEN Group as shown in the Consolidated Income Statements and information provided in Note 4 "Revenue" in the IFRS Annual Report. As QIAGEN's material, revenue-generating economic activities are not fully covered by the EU Taxonomy-Regulation, the share of Taxonomy-eligible turnover is 4.4%.

With the exception of service activities related to repair, refurbishment and remanufacturing the Taxonomy-Regulation and its Delegated Acts do not cover our core business or any other business activity from which QIAGEN generates turnover. We do not disclose turnover from product-as-a-service and other circular use and result-oriented service models as we have no possibility to determine the relevant turnover from our systems.

Turnover as disclosed for EU taxonomy purposes agrees to the amount reported as net sales in the financial reporting (reference is made to the Consolidated Financial Statements of Income, Net Sales).

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QIAGEN reports the following for 2025:

Turnover

Financial year N	2025				Environmental objective of Taxonomy-aligned activities								
Economic Activities (1)	Code (a) (2)	Taxonomy-eligible turnover (Proportion of Taxonomy eligible Turnover) (3)	Taxonomy-aligned turnover (monetary value of Turnover) (4)	Taxonomy-aligned turnover (Proportion of Taxonomy aligned Turnover) (5)	Climate Change Mitigation (6)	Climate Change Adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Biodiversity (11)	Category enabling activity (12)	Category transitional activity (13)	Proportion of Taxonomy-aligned (A.1.) or eligible (A.2.) turnover, year N-1 (14)
		%	in USD thousands	%	%	%	%	%	%	%	(E where applicable)	(T where applicable)	%
A. TAXONOMY-ELIGIBLE ACTIVITIES													
Repair, refurbishment and remanufacturing	CE 5.1	4.4 %											
Sum of alignment per objective													
Total Turnover		**4.4 %**											

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Capital Expenditures (CapEx)

To determine the Capital Expenditures (CapEx) KPI, the Taxonomy-Regulation requires that the capital expenditures for business activities contributing to the respective environmental objective are being brought into relation to the CapEx for tangible and intangible assets of the QIAGEN Group, including additions from business acquisitions. This considers net additions to property, plant and equipment (see Note 10 to the Consolidated Financial Statements), intangible assets (see other intangible assets, Note 12 to the Consolidated Financial Statements) as well as to right-of-use assets. The Taxonomy-definition of CapEx considers additions in accordance with the following IFRS standards:

- Additions to tangible assets (IAS 16)
- Additions to intangible assets (IAS 38)
- Additions to right of use assets (IFRS 16)
- Additions to real estate which is kept as financial investment (IAS 40)

In this regard, we report purchased CapEx which is classified as "CapEx (c)" in the Annex I of the Delegated Act to Article 8.

The total CapEx under the EU taxonomy of $396.9 million is the sum of additions to property, plant & equipment of $89.7 million, additions to intangible assets of $275.4 million and right-of-use assets of $31.8 million and includes the acquisitions of Parse Biosciences Inc. and GNX Data Systems Ltd. (Genoox). These amounts are shown in the Balance Sheet within non-current assets in property, plant and equipment and intangibles assets. Capitalized right of use assets are shown in right-of-use assets within non-current assets (reference is made to Consolidated Financial Statements, Consolidated Balance Sheets).

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CapEx													
Financial year N	2025				Substantial Contribution Criteria								
Economic activities (1)	Code (a) (2)	Taxonomy-eligible CapEx (Proportion of Taxonomy eligible CapEx) (3)	Taxonomy-aligned CapEx (monetary value of CapEx) (4)	Taxonomy-aligned CapEx (Proportion of Taxonomy aligned CapEx) (5)	Climate Change Mitigation (6)	Climate Change Adaptation (7)	Water (8)	Circular Economy (9)	Pollution (10)	Biodiversity (11)	Enabling activity (12)	Transitional activity (13)	Proportion of Taxonomy-aligned (A.1.) or eligible (A.2.) CapEx, year N-1 (14)
		%	in USD thousands	%	%	%	%	%	%	%	E	T	%
Installation, maintenance and repair of energy efficiency equipment	CCM 7.3 / CCA 7.3	0.2 %											
IMR of charging stations for electric vehicles	CCM 7.4 / CCA 7.4	0.0 %											
IMR of devices for measuring, regulation and controlling energy performance	CCM 7.5 / CCA 7.5	0.0 %											
IMR renewable energy technology	CCM 7.6 / CCA 7.6	0.2 %											
Acquisition and ownership of buildings	CCM 7.7 / CCA7.7	7.2 %											
Manufacture of electrical and electronic	CE 1.2	0.4 %											
Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5 / CCA 6.5	1.9 %											
Sum of alignment per objective													
Total Capex		**9.9 %**											

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Operational Expenses (OpEx)

The Taxonomy-definition of OpEx differentiates significantly from the common financial definition. It considers non-capitalized expenditures that relate to research and development, building renovation measures, short-term leases, maintenance and repairs, and any other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment by the undertaking or third party to whom activities are outsourced that are necessary to ensure the continued and effective functioning of such assets.

In line with the Delegated Act on Article 8 (Section 1.1.3.2) as well as the FAQ document published in December 2022 by the European Commission (Commission Notice 19 December, 2022, question 13), the operating expenditures as defined according to the Taxonomy-Regulation are not material for QIAGEN's business model. The total value in the OpEx denominator is 2.8% of total operating costs and is therefore classified as immaterial. The Taxonomy-eligible or Taxonomy-aligned costs for the OpEx numerator can be reported as zero due to the immateriality of the denominator. Thus, QIAGEN's Taxonomy-eligible and Taxonomy-compliant share of operating costs is 0%.

Signatures Venlo, the Netherlands, April 30, 2026 QIAGEN N.V. Thierry Bernard Roland Sackers Chief Executive Officer Chief Financial Officer QIAGEN N.V. | IFRS Annual Report 2025 Management Report Financial Statements Sustainability Statement Other Information Appendices Page 419